    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1997



                                                      REGISTRATION NO. 333-30889

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             CARDINAL HEALTH, INC.
             (Exact name of Registrant as specified in its charter)

                                      OHIO
                        (State or Other jurisdiction of
                         incorporation or organization)
                                      5122
                               (Primary Standard
                     Industrial Classification Code Number)
                                   31-0958666
                                (I.R.S. Employer
                              Identification No.)
                               5555 GLENDON COURT
                               DUBLIN, OHIO 43016
                                 (614) 717-5000
  (Address, including ZIP code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                ROBERT D. WALTER
                                    CHAIRMAN
                             CARDINAL HEALTH, INC.
                               5555 GLENDON COURT
                               DUBLIN, OHIO 43016
                                 (614) 717-5000
 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                                 WITH COPIES TO

                                JOHN M. GHERLEIN
                             Baker & Hostetler LLP
                           3200 National City Center
                             1900 East Ninth Street
                             Cleveland, Ohio 44114
                                 (216) 621-0200

                                 VICTOR J. PACI

                                Bingham Dana LLP

                               150 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 951-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

                             MEDIQUAL SYSTEMS, INC.
                              1900 WEST PARK DRIVE
                        WESTBOROUGH, MASSACHUSETTS 01581

                                                                          , 1997

Dear Stockholder:


     You are cordially invited to attend a Special Meeting of Stockholders (the "Special Meeting") of MediQual Systems, Inc. ("MediQual") to be held at the principal executive offices of MediQual at 1900 West Park Drive, Westborough,
Massachusetts on                , 1997, at 10:00 a.m., local time.


     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the execution by MediQual of an Amended and Restated Agreement and Plan of Merger, dated as of July 7, 1997 (the "Merger Agreement"), and the authorization of a merger pursuant to which a wholly owned subsidiary of Cardinal Health, Inc. ("Cardinal") will be merged with and into MediQual (the "Merger"). The terms of the Merger Agreement provide that holders of MediQual Common Stock, Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock (in each case, as defined in the accompanying Proxy Statement/Prospectus) will be entitled to receive a number of Cardinal common shares, without par value ("Cardinal Common Shares"), as determined pursuant to the share exchange formulas set forth in the Merger Agreement.

     The Board of Directors of MediQual has carefully reviewed and considered the terms and conditions of the proposed Merger and has determined that the terms of the Merger Agreement and the Merger are in the best interests of MediQual and its stockholders.

     THE MEDIQUAL BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE EXECUTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

     I urge you to carefully review and consider the accompanying Notice of Special Meeting of Stockholders, Proxy Statement/Prospectus and Proxy, which contain information about MediQual and Cardinal and describe the proposed Merger and certain related matters. Please give this material your careful attention.

     All stockholders are invited to attend the Special Meeting in person. The affirmative vote of the holders of not less than a majority of the outstanding shares of Class B Preferred Stock and Class C Preferred Stock of MediQual, each voting as a separate class, as well as the affirmative vote of the holders of Class B Preferred Stock, Class C Preferred Stock and MediQual Common Stock, voting together as a single class (with each share of Class B Preferred Stock and Class C Preferred Stock entitling the holder thereof to such number of votes as shall equal the number of shares of MediQual Common Stock into which each such share of Class B Preferred Stock and Class C Preferred Stock is convertible on the record date for voting at the Special Meeting) will be necessary for approval and adoption of the Merger Agreement and authorization of the Merger. Whether or not you attend the Special Meeting, it is important that your shares be represented and voted at the Special Meeting. Therefore, I urge you to complete, sign, date, and promptly return the enclosed Proxy in the enclosed postage-paid envelope. If you decide to attend the Special Meeting and vote in person, you will, of course, have that opportunity.
                                          Sincerely,

                                          Eric A. Kriss
                                          President and Chief Executive Officer

                             MEDIQUAL SYSTEMS, INC.
                              1900 WEST PARK DRIVE
                        WESTBOROUGH, MASSACHUSETTS 01581

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON                , 1997


TO THE STOCKHOLDERS OF MEDIQUAL SYSTEMS, INC.:


     NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders (the "Special Meeting") of MediQual Systems, Inc. ("MediQual") will be held at 10:00 a.m.,
local time, on                , 1997, at MediQual's principal offices at 1900
West Park Drive, Westborough, Massachusetts, to consider and vote upon the following proposals:



     1. To approve and adopt the execution of the Amended and Restated Agreement and Plan of Merger, dated as of July 7, 1997 (the "Merger Agreement"), among MediQual, Cardinal Health, Inc. ("Cardinal"), and Hub Merger Corp. ("Subcorp"), a wholly owned subsidiary of Cardinal, and to authorize the merger (the "Merger") of Subcorp with and into MediQual, pursuant to which, among other things, (i) MediQual will become a wholly owned subsidiary of Cardinal, and (ii) each outstanding share of MediQual Common Stock, Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock (in each case, as defined in the accompanying Proxy Statement/Prospectus) will be converted into the right to receive a number of Cardinal common shares, without par value ("Cardinal Common Shares"), determined pursuant to the share exchange formulas set forth in the Merger Agreement. The aggregate number of Cardinal Common Shares which will be exchanged for the MediQual Stock is expected to range from approximately 562,513 Cardinal Common Shares to up to approximately 621,431 Cardinal Common Shares, subject to adjustment in certain circumstances described under "The Merger--Merger Consideration." A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus.


     2. To consider such other matters incidental to the Merger as may properly come before the Special Meeting and any adjournments or postponements thereof.


     Only stockholders of record at the close of business on             , 1997
are entitled to notice of and only holders of record on                , 1997
are entitled to vote at the Special Meeting and any adjournment or postponement thereof. Under certain circumstances, the Merger Agreement may be terminated prior to the time the Merger becomes effective, whether before or after approval and adoption of the Merger Agreement by MediQual Stockholders. See "The Merger Agreement--Termination; Effect of Termination." Holders of MediQual Common Stock, Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock will have the right to dissent from the Merger and, subject to certain conditions, receive payment in cash for their shares. These rights are described in greater detail in the accompanying Proxy Statement/Prospectus under the caption "Rights of Dissenting Stockholders" and are set forth in Section 262 of the Delaware General Corporation Law. A copy of such provisions is attached as Annex B to the accompanying Proxy Statement/Prospectus and incorporated therein by reference.


                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          Eric A. Kriss
                                          Secretary
Westborough, Massachusetts
     , 1997

                                   IMPORTANT
All stockholders are cordially invited to attend the Special Meeting in person. However, to ensure your representation at the Special Meeting you are urged to complete, sign, date and return the enclosed Proxy as promptly as possible in the postage-paid envelope enclosed for that purpose. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON EVEN IF HE OR SHE HAS RETURNED A PROXY.

     STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY.

                             MEDIQUAL SYSTEMS, INC.
                                PROXY STATEMENT

                             CARDINAL HEALTH, INC.
                                   PROSPECTUS


     This Proxy Statement/Prospectus is being furnished to holders (collectively, "MediQual Stockholders") of shares of Common Stock, $.001 par value ("MediQual Common Stock"), Class A Preferred Shares ("Class A Preferred Stock"), Class B Preferred Shares ("Class B Preferred Stock"), which includes the Series 1986 Class B Preferred Shares ("1986 Class B Preferred Shares") and the Series 1987 Class B Preferred Shares ("1987 Class B Preferred Shares"), and the Class C Preferred Shares (the "Class C Preferred Stock") of MediQual Systems, Inc., a Delaware corporation ("MediQual"), in connection with the solicitation of proxies by the Board of Directors of MediQual for use at the
Special Meeting of MediQual Stockholders to be held on         ,
               , 1997, at MediQual's principal offices at 1900 West Park Drive, Westborough, Massachusetts, commencing at 10:00 a.m., local time, and at any adjournments or postponements thereof (the "Special Meeting").



     At the Special Meeting, holders of MediQual Common Stock, Class B Preferred Stock and Class C Preferred Stock as of the close of business on
               , 1997 will be asked to consider and vote on a proposal (the "Merger Proposal") to approve and adopt the execution of the Amended and Restated Agreement and Plan of Merger, dated as of July 7, 1997 (the "Merger Agreement"), among Cardinal Health, Inc. ("Cardinal"), Hub Merger Corp. ("Subcorp"), a wholly owned subsidiary of Cardinal, and MediQual, and to authorize the merger (the "Merger") of Subcorp with and into MediQual provided for in the Merger Agreement. The Merger will be consummated on the terms and subject to the conditions set forth in the Merger Agreement, as a result of which (i) MediQual will become a wholly owned subsidiary of Cardinal and (ii) MediQual Stockholders will be entitled to receive a number of Cardinal Common Shares, without par value ("Cardinal Common Shares"), for each outstanding share of MediQual Common Stock, Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock (sometimes collectively referred to herein as "MediQual Stock") held by them (with cash in lieu of fractional shares) equal to the following share exchange formulas (the "Exchange Ratios") set forth in the Merger Agreement and described under the caption "The Merger Agreement -- Merger Consideration:" (i) with respect to MediQual Common Stock, the Common Equivalent Exchange Ratio (as defined below), (ii) with respect to Class A Preferred Stock, the Class A Exchange Ratio (as defined below), and (iii) with respect to Class B Preferred Stock and Class C Preferred Stock, the product of the Common Equivalent Exchange Ratio and the maximum number of shares of MediQual Common Stock into which such share of Class B Preferred Stock or Class C Preferred Stock is convertible at the Effective Time. The aggregate number of Cardinal Common Shares which will be exchanged for the MediQual Stock is expected to range from approximately 562,513 Cardinal Common Shares to up to approximately 621,431 Cardinal Common Shares, subject to adjustment in certain circumstance described under "The Merger -- Merger Consideration." Under certain circumstances, the Merger Agreement may be terminated prior to the time the Merger becomes effective whether before or after approval and adoption of the Merger Agreement by MediQual Stockholders. See "The Merger Agreement -- Termination; Effect of Termination."



     This Proxy Statement/Prospectus also constitutes the Prospectus of Cardinal with respect to the Cardinal Common Shares to be issued by Cardinal in the Merger described herein in exchange for the outstanding shares of MediQual Common Stock, Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock and with respect to warrants to purchase Cardinal Common Shares ("Cardinal Warrants") that may be issued in exchange for outstanding warrants to purchase MediQual Common Stock ("MediQual Warrants"). See "The Merger
Agreement -- MediQual Warrants." Cardinal Common Shares are quoted on the New
York Stock Exchange (the "NYSE") under the symbol "CAH." On             , 1997,
the last sale price of Cardinal Common Shares on the NYSE Composite Tape was
$     .     . MediQual Stockholders should obtain current quotes for the
Cardinal Common Shares.


     THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES

AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     All information contained or incorporated by reference in this Proxy Statement/Prospectus with respect to Cardinal has been supplied by Cardinal. All information contained in this Proxy Statement/Prospectus with respect to MediQual has been supplied by MediQual.


     This Proxy Statement/Prospectus, the Letter to MediQual Stockholders, the Notice of the Special Meeting and the form of proxy for use at the Special Meeting are first being mailed to MediQual Stockholders on or about
  , 1997.



       The date of this Proxy Statement/Prospectus is             , 1997.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF CARDINAL COMMON SHARES OR CARDINAL WARRANTS MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF CARDINAL OR MEDIQUAL SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE HEREOF.

                           FORWARD-LOOKING STATEMENTS

     This Proxy Statement/Prospectus includes and incorporates by reference forward-looking statements based on current plans and expectations of MediQual, Cardinal and Subcorp, relating to, among other matters, analyses based upon forecasts of future results, and estimates of amounts that are not yet determinable. Such forward-looking statements are contained in the sections entitled "Summary," "The Merger," "Certain Federal Income Tax Consequences," "The Companies" and other sections of this Proxy Statement/Prospectus. Such statements involve risks and uncertainties which may cause actual future activities and results of operations to be materially different from that suggested in this Proxy Statement/Prospectus, including, among others, fluctuations in MediQual's and Cardinal's quarterly operating results, MediQual's and Cardinal's dependence on their current managements, potential conflicts of interests of certain persons, competition in the clinical information management systems industry, as well as other factors described elsewhere in this Proxy Statement/Prospectus.

                             AVAILABLE INFORMATION

     Cardinal is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information filed by Cardinal with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates, or, with respect to certain of such material, through the Commission's World Wide Web site (http://www.sec.gov). The Cardinal Common Shares are listed on the NYSE, and such reports, proxy statements and other information concerning Cardinal should also be available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Cardinal has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Cardinal Common Shares to be issued in the Merger and the Warrants to purchase Cardinal Common Shares ("Cardinal Warrants") that may be issued in connection therewith (the "Registration Statement"). This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to Cardinal and the securities offered hereby. Statements contained herein concerning the provisions of any document are necessarily summaries of such documents and not complete and, in each instance, reference is made to the copy of such document attached hereto or filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by Cardinal with the Commission pursuant to the Exchange Act
(Commission File No. 0-12591) are hereby incorporated by reference in this Proxy Statement/Prospectus:

          1. The description of Cardinal Common Shares contained in Cardinal's Registration Statement on Form 8-A dated August 19, 1994, and any amendment or report filed for the purpose of updating such description;


          2. Cardinal's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 filed with the Commission on September 29, 1997 (the "1997 Cardinal Form 10-K"); and



          3. Cardinal's Current Report on Form 8-K, as amended, dated August 23, 1997.


     All reports and other documents filed with the Commission by Cardinal pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such reports and other documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


     The following documents filed by Bergen Brunswig Corporation ("Bergen") with the Commission pursuant to the Exchange Act (Commission File No. 1-5110) are hereby incorporated by reference in this Proxy Statement/Prospectus:



     1. Bergen's Annual Report on Form 10-K for the fiscal year ended September 30, 1996; and



     2. Bergen's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1996, March 31, 1997 and June 30, 1997.



     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WITH RESPECT TO CARDINAL AND BERGEN THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS (NOT INCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS OR HEREIN) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO:
CARDINAL HEALTH, INC., 5555 GLENDON COURT, DUBLIN, OHIO 43016, ATTENTION: DAVID BEARMAN, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER.



     In order to ensure timely delivery, any request for documents should be
made by             , 1997.

                               TABLE OF CONTENTS


                                                                                       PAGE
                                                                                       ----
FORWARD-LOOKING STATEMENTS...........................................................     2
AVAILABLE INFORMATION................................................................     2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......................................     3
SUMMARY..............................................................................     6
The Companies........................................................................     6
  The Special Meeting................................................................     6
  The Merger.........................................................................     8
  Certain Federal Income Tax Consequences............................................    16
  Availability of Dissenters' Rights.................................................    17
  Comparison of Shareholder Rights...................................................    17
  Recent Developments................................................................    17
  Summary Historical and Unaudited Pro Forma Financial Information...................    18
COMPARATIVE PER SHARE DATA...........................................................    21
MARKET PRICE AND DIVIDEND DATA.......................................................    24
RECENT DEVELOPMENTS..................................................................    25
THE SPECIAL MEETING..................................................................    25
  General............................................................................    25
  Matters to Be Considered at the Special Meeting....................................    25
  Record Date; Vote Required; Voting at the Meeting..................................    25
  Voting of Proxies..................................................................    26
  Solicitation of Proxies............................................................    27
  Recommendation of the MediQual Board of Directors..................................    27
  Dissenters' Rights.................................................................    27
THE MERGER...........................................................................    28
  Background of the Merger...........................................................    28
  Reasons for the Merger; Recommendations of the Boards of Directors.................    30
  Interests of Certain Persons in the Merger.........................................    33
  Accounting Treatment...............................................................    34
  Certain Federal Income Tax Consequences............................................    35
  Regulatory Approvals...............................................................    35
  Federal Securities Law Consequences................................................    35
  Support/Voting Agreements..........................................................    36
THE MERGER AGREEMENT.................................................................    38
  The Merger.........................................................................    38
  Merger Consideration...............................................................    38
  Exchange Procedures................................................................    44
  Representations, Warranties and Covenants..........................................    45
  No Negotiations or Solicitations...................................................    49
  Conditions.........................................................................    49
  MediQual Stock Options.............................................................    51
  MediQual Warrants..................................................................    52
  Escrow Agreement; Indemnification..................................................    52
  Termination; Effect of Termination; Responsibilities of the MediQual Board.........    54
  Amendment and Waiver...............................................................    55
  Expenses...........................................................................    56
RIGHTS OF DISSENTING STOCKHOLDERS....................................................    56
CERTAIN FEDERAL INCOME TAX CONSEQUENCES..............................................    58

                                                                                       PAGE
                                                                                       ----
THE COMPANIES........................................................................    59
  Business of Cardinal...............................................................    59
  Subcorp............................................................................    60
  Business of MediQual...............................................................    61
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION...................................    65
SELECTED FINANCIAL DATA OF MEDIQUAL..................................................    71
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  OF MEDIQUAL........................................................................    72
PRINCIPAL STOCKHOLDERS OF MEDIQUAL...................................................    77
COMPARISON OF SHAREHOLDER RIGHTS.....................................................    79
  Preferences........................................................................    79
  Amendment of Charter Documents.....................................................    79
  Amendment and Repeal of By-laws and Regulations....................................    79
  Removal of Directors...............................................................    80
  Vacancies on the Board.............................................................    80
  Right to Call Special Meeting of Shareholders......................................    80
  Shareholder Action Without a Meeting...............................................    81
  Class Voting.......................................................................    81
  Cumulative Voting..................................................................    81
  Provisions Affecting Business Combinations and Control Share Acquisitions..........    81
  Mergers, Acquisitions and Certain Other Transactions...............................    82
  Consideration of Constituencies....................................................    82
  Rights of Dissenting Shareholders..................................................    83
  Dividends..........................................................................    83
  Preemptive Rights of Shareholders..................................................    83
  Director Liability and Indemnification.............................................    84
DESCRIPTION OF CARDINAL CAPITAL STOCK................................................    85
LEGAL MATTERS........................................................................    86
EXPERTS..............................................................................    86
OTHER MATTERS........................................................................    87
FINANCIAL STATEMENTS OF MEDIQUAL SYSTEMS, INC........................................   F-1
ANNEXES:
A -- Amended and Restated Agreement and Plan of Merger, dated as of July 7, 1997, among Cardinal Health, Inc., Hub Merger Corp. and MediQual Systems, Inc.
B -- Section 262 of the Delaware General Corporation Law

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the Annexes hereto (the "Proxy Statement/Prospectus"). This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus. MediQual Stockholders and holders of MediQual Warrants are urged to read and consider carefully all of the information contained or incorporated by reference in this Proxy Statement/Prospectus, including the Annexes.

                                 THE COMPANIES

CARDINAL AND SUBCORP

     Cardinal, a holding company operating through a number of separate operating subsidiaries, is a leading health care service provider which offers an array of value-added pharmaceutical distribution services and pharmaceutical-related products and services to a broad base of customers. It is one of the nation's largest wholesale distributors of pharmaceutical and related health care products to independent and chain drug stores, hospitals, alternate care centers and the pharmacy departments of supermarkets and mass merchandisers located throughout the continental United States. Through its Pyxis Corporation subsidiary ("Pyxis"), Cardinal develops, manufactures, leases, sells and services unique point-of-use systems which automate the distribution, management and control of medications and supplies in hospitals and alternate care facilities. Cardinal is also the largest franchisor of independent retail pharmacies in the United States through its Medicine Shoppe International, Inc. subsidiary ("MSI"). In addition, through its Owen Healthcare, Inc. subsidiary ("Owen"), Cardinal provides pharmacy management and information services to hospitals. PCI Services, Inc.("PCI"), another one of Cardinal's subsidiaries, is also a leading international provider of integrated packaging services to pharmaceutical manufacturers.

     Subcorp is a newly formed, wholly owned subsidiary of Cardinal formed for the purpose of effecting the Merger.

     The principal executive offices of Cardinal and Subcorp are located at 5555 Glendon Court, Dublin, Ohio 43016, and their telephone number is (614) 717-5000. See "The Companies--Business of Cardinal."

MEDIQUAL

     MediQual Systems, Inc. is a leading supplier of clinical information management ("CIM") systems and services to the health care industry. MediQual's systems and services combine proprietary clinical knowledge with raw patient encounter data to create valuable information that providers, payors and suppliers use to monitor and enhance the effectiveness, efficiency and appropriateness of care. MediQual's primary offering, the Atlas System, is a modular CIM System intended to enhance health care value by providing a comprehensive, cost-effective desktop solution to the problem of generating sophisticated information from disparate raw data sources. The Atlas System, which is comprised of three models, each designed to analyze different data, is designed to systematically analyze effectiveness (whether a particular treatment helped the patient); efficiency (whether the proper resources were used to provide care); and appropriateness (whether the chosen treatment was the best option) in a variety of applications. MediQual's hospital customers often use the information provided by the Atlas System to determine the appropriate areas for cost reduction which would not have an adverse effect on patient care. See "The Companies--Business of MediQual."

                              THE SPECIAL MEETING


     Date, Time and Place of the Special Meeting. The Special Meeting will be held at the principal executive offices of MediQual at 1900 West Park Drive,
Westborough, Massachusetts, on                , 1997, at 10:00 a.m., local time,
to consider and vote upon (i) the Merger Proposal; and (ii) such other matters incidental to the Merger as may properly come before the Special Meeting or any adjournments or postponements thereof.

     Record Date; Required Vote.  Holders of record of MediQual Stock at the
close of business on             , 1997 are entitled to notice of the Special
Meeting. Only holders of MediQual Common Stock, Class B Preferred Stock and
Class C Preferred Stock at the close of business on             , 1997 will be
entitled to vote at the Special Meeting. On September 30, 1997, there were outstanding (i) 3,948,981 shares of MediQual Common Stock, held by approximately 175 holders of record, (ii) 6,316,726 shares of Class B Preferred Stock, held by 130 holders of record, which were convertible into 1,584,873 shares of MediQual Common Stock, and (iii) 2,022 shares of Class C Preferred Stock, held by three holders of record, which were convertible into 642,244 shares of MediQual Common Stock. See "The Special Meeting--Record Date; Vote Required; Voting at the Meeting." Holders of Class A Preferred Stock and holders of MediQual Warrants are not entitled to vote on the Merger Proposal.



     The affirmative vote of the holders of not less than a majority of the outstanding shares of Class B Preferred Stock and Class C Preferred Stock, each voting as a separate class, as well as the affirmative vote of the holders of Class B Preferred Stock, Class C Preferred Stock and MediQual Common Stock voting together as a single class (with each share of Class B Preferred Stock and Class C Preferred Stock entitling the holder thereof to such number of votes as shall equal the number of shares of MediQual Common Stock into which each such share of Class B Preferred Stock or Class C Preferred Stock is convertible
on                , 1997) is required to approve the Merger Proposal. If, in a proxy submitted on behalf of a MediQual Stockholder by a person acting solely in a representative capacity, the proxy is marked clearly to indicate that the shares represented thereby are not being voted with respect to the Merger Proposal, then such proxy will be counted as present for the purpose of establishing a quorum at the Special Meeting, and, because such proposal requires the affirmative vote of at least a majority of each of the classes entitled to vote thereon (as described above), such "non-votes" will have the effect of a negative vote with respect to such proposal. Additionally, proxies submitted abstaining with respect to the Merger Proposal will be counted as present for the purpose of establishing a quorum at the Special Meeting, and such abstentions will have the effect of a vote against such proposal.



     MediQual Stock owned by directors, executive officers and certain other MediQual Stockholders. As of September 30, 1997, the directors and executive officers of MediQual and certain of their affiliates may be deemed to be beneficial owners of MediQual Stock representing 100% of the Class C Preferred Stock and approximately 51% of the voting power of the MediQual Common Stock (which includes the votes of holders of Class B Preferred Stock and Class C Preferred Stock as described above). In addition, the directors of MediQual and certain of their affiliates and certain MediQual Stockholders who may be deemed to be affiliates of MediQual and who as of September 30, 1997, beneficially owned in the aggregate 100% of the Class C Preferred Stock, approximately 65% of the Class B Preferred Stock, and approximately 69% of the voting power of the MediQual Common Stock (which includes the votes of holders of Class B Preferred Stock and Class C Preferred Stock as described above), have agreed to vote or direct the vote of all MediQual Stock over which they and, in the case of the holders of MediQual Common Stock or Class B Preferred Stock, their affiliates have voting power or control in favor of the Merger Proposal. Accordingly, if each person who has agreed to vote for the Merger Proposal actually does so, approval of the Merger Proposal is assured. See "The Special Meeting--Record Date; Vote Required; Voting at the Meeting," "The Merger--Support/Voting Agreements."


     Proxies. All shares of MediQual capital stock that are entitled to vote and are represented at the Special Meeting by properly executed proxies received prior to the vote at the Special Meeting, and not duly and timely revoked, will be voted at the Special Meeting in accordance with the instructions indicated thereon. If no instructions are indicated, such proxies will be voted FOR the Merger Proposal.


     If any other matters incidental to the Merger are properly presented for consideration at the Special Meeting (or any adjournments or postponements thereof), including, among others, consideration of a motion to adjourn or postpone the Special Meeting to another time and/or place, the persons named in the enclosed form of Proxy and voting thereunder will have discretion to vote on such matters in accordance with their best judgment. Proxies will not be used, however, for the purpose of adjourning the Special Meeting to solicit additional proxies.

     Revocability of Proxies. Any proxy given pursuant to this solicitation may be revoked by (i) filing with the Secretary of MediQual, before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the date of the proxy, (ii) duly executing a later-dated proxy relating to the same shares and delivering it to MediQual's Secretary before the vote at the Special Meeting, or (iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a proxy revocation). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to MediQual Systems, Inc., 1900 West Park Drive, Westborough, Massachusetts 01581, Attention: Secretary, or hand-delivered to the Secretary of MediQual at or before the vote at the Special Meeting.


     Recommendation of the Board of Directors. The Board of Directors of MediQual has determined that the terms of the Merger Agreement and the transactions contemplated thereby are in the best interests of MediQual and the MediQual Stockholders. Accordingly, the MediQual Board of Directors has unanimously approved the Merger Proposal and recommends that MediQual Stockholders entitled to vote at the Special Meeting vote FOR approval of the Merger Proposal.


     Appraisal Rights. MediQual Stockholders will be entitled to appraisal or dissenters' rights in connection with the Merger. See "Rights of Dissenting Stockholders."


                                   THE MERGER

GENERAL; EXCHANGE RATIOS


     Pursuant to the Merger Agreement, each share of MediQual Stock issued and outstanding immediately prior to the Effective Time, other than shares held in the treasury of MediQual, if any, which will be cancelled, and other than shares as to which the holder thereof has properly exercised appraisal rights as described in "The Special Meeting -- Appraisal Rights," will be converted into and represent that number of Cardinal Common Shares equal to (a) with respect to MediQual Common Stock, the Common Equivalent Exchange Ratio (as defined below),
(b) with respect to Class A Preferred Stock, the Class A Exchange Ratio (as defined below), and (c) with respect to MediQual Class B Preferred Stock and MediQual Class C Preferred Stock, the product of the Common Equivalent Exchange Ratio multiplied by the maximum number of shares of MediQual Common Stock into which such share of Class B Preferred Stock or Class C Preferred Stock is convertible at the Effective Time. See "The Merger Agreement -- Merger Consideration."



     The Common Equivalent Exchange Ratio and the Class A Preferred Exchange Ratio are described in detail under the heading "The Merger Agreement -- Merger Consideration." Generally, the Common Equivalent Exchange Ratio equals the quotient obtained by dividing (A) the quotient obtained by dividing (I) $30.8 million by (II) the Average Share Price (as defined below) by (B) the number of Fully Diluted MediQual Shares (as defined below) issued and outstanding immediately prior to the Effective Time. The Common Equivalent Exchange Ratio and the Class A Preferred Exchange Ratio are subject to adjustment under certain circumstances. See "The Merger Agreement -- Merger Consideration."



     The Class A Preferred Exchange Ratio is generally equal to the quotient obtained by dividing (A) the quotient obtained by dividing (I) the stated value of $2,290,000 for all outstanding shares of MediQual Class A Preferred Stock plus all accrued and unpaid dividends thereon as of the Effective Time by (II) the Average Share Price by (B) 229. See "The Merger Agreement -- Merger Consideration."



     The aggregate number of Cardinal Common Shares to be exchanged for the MediQual Stock is expected to range from approximately 562,513 Cardinal Common Shares to up to approximately 621,431 Cardinal Common Shares, subject to adjustment under certain circumstances.



     Based on an assumed Average Share Price of $57.75 for Cardinal Common
Shares (based on the closing price for Cardinal Common Shares on             ,
1997 of $ . ), and a number of Fully Diluted MediQual Shares equal to 6,645,275, the number of Cardinal Common Shares to be issued at the close of the Merger and deposited in escrow for one share of each class of MediQual Stock will be as follows:

                                                             NUMBER OF CARDINAL      NUMBER OF CARDINAL
                                                              COMMON SHARES TO        COMMON SHARES TO
                                                              BE ISSUED AT THE       BE DEPOSITED INTO
                                                           CLOSE OF THE MERGER (a)       ESCROW (b)
                                                           -----------------------   ------------------
MediQual Common Stock..................................               .0751                  .0052
Class A Preferred Stock................................            270.9560                18.8365
1986 Class B Preferred Shares..........................               .0188                  .0013
1987 Class B Preferred Shares..........................               .0190                  .0013
Class C Preferred Stock................................             24.0272                 1.6703


---------------


(a) It is expected that definitive Exchange Ratios will be determined no later than November 14, 1997. MediQual Stockholders may call William C. Price, Vice President and Chief Financial Officer of MediQual, at (508) 366-6365, to obtain the definitive Exchange Ratios.


(b) In each case, 6.5% of the Cardinal Common Shares will be deposited into escrow as described under "The Merger Agreement -- Escrow Agreement; Indemnification."



     The actual value and the number of Cardinal Common Shares to be issued to MediQual Stockholders in the Merger may differ from any examples given in this Proxy Statement/Prospectus, including the example as of the latest practicable date, since the value of such consideration and the number of Cardinal Common Shares to be issued in exchange for MediQual Stock will not be determined until immediately prior to the Closing.


EFFECTIVE TIME OF THE MERGER; CLOSING DATE

     The Merger will become effective (the "Effective Time") when a certificate of merger is filed with the Delaware Secretary of State or at such later time as is specified in the certificate of merger. This filing will be made on a date (the "Closing Date") specified by Cardinal and MediQual, which date will be as soon as practicable, but in any event within ten business days, following the date upon which all conditions set forth in the Merger Agreement have been satisfied or waived, as the case may be, or such other time as Cardinal and MediQual may mutually agree. It is currently contemplated that the Closing Date will occur on the date of the Special Meeting, subject to satisfaction or waiver of each of the conditions to consummation of the Merger. See "The Merger Agreement -- Conditions."

CONDITIONS TO CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to, among other things, (i) approval by MediQual Stockholders of the Merger Proposal; (ii) no temporary restraining order, preliminary or permanent injunction or other order or decree which prevents the consummation of the Merger having been issued and remaining in effect, and no statute, rule or regulation having been enacted by any governmental authority which prevents the consummation of the Merger; (iii) the Commission having declared the Registration Statement effective, and at the Effective Time, no stop order or similar restraining order having been threatened by the Commission or entered by the Commission or any state securities administrator prohibiting the Merger; and (iv) no action having been instituted by any governmental authority which seeks to prevent consummation of the Merger or seeking material damages in connection with the transactions contemplated by the Merger Agreement which, in each case, continues to be outstanding. In addition, consummation of the Merger by Cardinal and Subcorp, on the one hand, and MediQual, on the other hand, is conditioned upon the representations and warranties of the other parties being true and correct in all material respects on and as of the Closing Date (except for those made as of a specified time), and performance in all material respects of each obligation and agreement and compliance in all material respects with each covenant to be performed and complied with by the other parties thereto. See "The Merger Agreement -- Conditions."

     In addition, consummation of the Merger is subject to (i) receipt by Cardinal of letters at the Effective Time in form and substance satisfactory to Cardinal from Deloitte & Touche LLP and Arthur Andersen LLP stating that the Merger will qualify as a pooling-of-interests for accounting and financial reporting purposes;

(ii) receipt by MediQual of all material third party consents required because of the Merger Agreement and the Merger; (iii) MediQual having not received notice from more than 5%, on a fully diluted common stock basis, of MediQual Stockholders seeking to exercise appraisal rights under Section 262 of the DGCL;
(iv) the book value of MediQual, as reflected in its then most recent financial statements, exceeding an amount specified in the Merger Agreement; (v) 95% of the outstanding MediQual Warrants having been exercised or having been surrendered in exchange for Cardinal Warrants without any such warrant holder having refused to exercise or exchange such warrant; and (vi) the ongoing relationship and economic terms of an agreement between MediQual and a third party shall have been ratified by the third party on terms and conditions reasonably satisfactory to Cardinal. See "The Merger Agreement -- Conditions."

ESCROW AGREEMENT; INDEMNIFICATION


     Pursuant to an escrow arrangement (the "Escrow Agreement") to be entered into on the Closing Date among Cardinal, MediQual, Eric Kriss, as a representative of the MediQual Stockholders (the "MediQual Stockholders Representative"), and Bank One Trust Company, NA (the "Escrow Agent"), a number of Cardinal Common Shares (the "Retained Shares") equal to 6.5% of the aggregate number of Cardinal Common Shares that would otherwise be issuable to MediQual Stockholders on the Closing Date if Cardinal Common Shares were not to be issued into escrow pursuant to the Merger Agreement will be deposited in escrow with the Escrow Agent (the "Escrow Fund"). The escrow created by the Escrow Agreement is for the purpose of providing for the payment of the indemnification obligations of the MediQual Stockholders pursuant to the Merger Agreement and for the payment of the expenses of the MediQual Stockholders Representative. A number of the Retained Shares equal to 6% of the aggregate number of Cardinal Common Shares that would otherwise be issuable to MediQual Stockholders on the Closing Date if Cardinal Common Shares were not to be issued into escrow will be available to reimburse Cardinal for any damages asserted against, resulting to, imposed upon, or incurred or suffered by Cardinal, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties made by MediQual in the Merger Agreement or any other documents executed or delivered in connection with the Merger Agreement (collectively, "Indemnifiable Claims"). The remainder of the Retained Shares (equal to 0.5% of the aggregate number of Cardinal Common Shares that would otherwise be issuable to MediQual Stockholders on the Closing Date if Cardinal Common Shares were not to be issued into escrow), and any other Retained Shares available after the Release Date (as defined below), will be available to reimburse the MediQual Stockholders Representative for its expenses. The Escrow Agreement provides that the Retained Shares are to be released from escrow to the MediQual Stockholders on a proportionate basis (based on the respective numbers of Cardinal Common Shares into which their MediQual Stock will be convertible at the Effective Time of the Merger) upon the earlier of (i) the date on which Cardinal's audited financial statements for the first fiscal year ending after the Effective Time are issued and (ii) the first anniversary of the Effective Time of the Merger (such earlier date being hereafter referred to as the "Release Date"). However, if Cardinal or the MediQual Stockholders Representative makes any claims against the Retained Shares prior to the Release Date, a number of Retained Shares sufficient to satisfy the claims will remain in escrow until the resolution of such claim pursuant to the procedures provided in the Escrow Agreement and the Merger Agreement. Cardinal is not entitled to indemnification from the MediQual Stockholders unless the aggregate amount of losses for which indemnification may be sought exceeds $100,000, in which case Cardinal will be entitled to indemnification for all losses in excess of that amount up to the amount of the value of the Escrow Fund available for such indemnification. Neither MediQual nor the MediQual Stockholders will be entitled to indemnification unless the aggregate amount of all losses for which indemnification may be sought by MediQual or the MediQual Stockholders exceeds $100,000, in which case MediQual or the MediQual Stockholders will be entitled to indemnification for all losses in excess of such amount up to the amount of $1.8 million. The indemnification obligations of the MediQual Stockholders to Cardinal are subject to certain limitations. See "The Merger -- Escrow Agreement; Indemnification."


NO SOLICITATION

     Pursuant to the Merger Agreement, MediQual has agreed not to, and to cause its affiliates and representatives not to, solicit proposals from or provide information to or engage in discussions with third parties with respect to specified business combinations or similar transactions. See "The Merger Agreement -- No Negotiations or Solicitations."

TERMINATION OF THE MERGER AGREEMENT


     Pursuant to the Merger Agreement, Cardinal and MediQual may terminate the Merger Agreement by mutual consent, and either Cardinal or MediQual may terminate (i) if any permanent injunction or other order of a court or other competent governmental authority preventing the consummation of the Merger becomes final and nonappealable; (ii) if the Merger is not consummated before November 30, 1997, subject to certain conditions; (iii) if either the MediQual Board of Directors or the Cardinal Board of Directors changes their recommendation in favor of the Merger; (iv) if the Average Share Price is less than $46.75, provided that Cardinal does not make an Adjustment Election as described in "The Merger Agreement -- Merger Consideration" or (v) if the Average Share Price is less than $44.00. The Merger Agreement may also be terminated by Cardinal (i) if any party breaches such party's obligations under the applicable Support/Voting Agreement; (ii) if at any time the representations and warranties of MediQual shall not be true and correct or (iii) if the letters to be received from Deloitte & Touche LLP and Arthur Andersen LLP cannot state that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board. See "The Merger Agreement -- Termination; Effect of Termination; Responsibilities of the MediQual Board." In the event that MediQual has the right to terminate the Merger Agreement pursuant to any of the foregoing, the MediQual Board may have to make determinations whether or not to terminate the Merger Agreement or waive the condition giving rise to such right to terminate and proceed to the consummation of the Merger, and (in the event of any such waiver of the condition giving rise to such right to terminate) whether or not to resolicit the approval and adoption of the Merger Agreement and the authorization of the Merger by the MediQual Stockholders. See "The Merger Agreement -- Termination; Effect of Termination; Responsibilities of MediQual Board."


TERMINATION FEES

     If the Merger Agreement is terminated and it is judicially determined that termination was caused by an intentional breach of the Merger Agreement, then in addition to other remedies at law or equity for breach of the Merger Agreement, the breaching party is required to indemnify and hold harmless the other parties thereto for the reasonable costs, fees and expenses of their counsel and accountants, as well as fees and expenses incident to the negotiation, preparation and execution of the Merger Agreement and related documentation and is required to pay to the terminating party or parties a termination fee equal to $1,250,000, which payments will constitute the terminating party's sole and exclusive remedy with respect to such breach. See "The Merger Agreement -- Termination; Effect of Termination."

MEDIQUAL STOCK OPTIONS


     Prior to the Effective Time, Cardinal and MediQual are required to take all such actions as may be necessary to cause each unexpired and unexercised option under stock option plans of MediQual in effect on the date of the Merger Agreement which has been granted by MediQual to current or former directors, officers or key employees of MediQual (or others) (each, a "MediQual Option") to be automatically converted at the Effective Time into an option (a "Cardinal Exchange Option") to purchase that number of Cardinal Common Shares equal to the number of shares of MediQual Common Stock issuable immediately prior to the Effective Time upon exercise of the MediQual Option (without regard to actual restrictions on exercisability) multiplied by the Common Equivalent Exchange Ratio, with an exercise price per share equal to the exercise price per share which existed under the corresponding MediQual Option divided by the Common Equivalent Exchange Ratio, and with other terms and conditions that are the same as the terms and conditions of such MediQual Option immediately before the Effective Time; provided that with respect to any MediQual Option that is an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), the foregoing conversion will be carried out in a manner satisfying the requirements of Section 424(a) of the Code. As of September 30, 1997, 307,528 shares of MediQual Common Stock were issuable upon the exercise of outstanding MediQual Options, which options, assuming a Common Equivalent Exchange Ratio of 0.0803 (assuming an Average Share Price of $57.75, based on the closing price on the NYSE Composite Tape of
Cardinal Common Shares on               , 1997 of $  .  ), will be converted
into and become 24,694 Cardinal Exchange Options at the Effective Time. See "The Merger -- Merger Consideration." The weighted average exercise price per share of all MediQual Options outstanding as of September 30, 1997 was $1.34 per share. Following the Merger and assuming a Common Equivalent Exchange Ratio of 0.0803, the average exercise price per share of Cardinal Exchange Options will be approximately $16.69 per share. Each of the executive officers and directors of MediQual currently holds MediQual Options which will become Cardinal Exchange Options. Pursuant to the terms of the stock option plans under which the MediQual Options were issued, the unvested portion of certain of such MediQual Options will vest upon consummation of the Merger. See "The Merger -- Interests of Certain Persons in the Merger."


MEDIQUAL WARRANTS

     Prior to the Effective Time, MediQual is required to use all reasonable efforts to cause to be exercised, immediately prior to the Closing and to satisfy in full all of MediQual's obligations under, all warrants to purchase MediQual Common Stock which may then remain issued and outstanding. As described more fully under "The Merger Agreement -- Escrow Agreement; Indemnification," 6.5% of the aggregate number of Cardinal Common Shares which would otherwise be issuable to holders of MediQual Stock (including MediQual Stock issuable upon exercise of MediQual Warrants) on the Closing Date will be deposited in an Escrow Fund.

     In addition, it is a condition to Cardinal's obligation to consummate the Merger and the transactions contemplated by the Merger Agreement that warrants to purchase at least 95% of the MediQual Common Stock which is issuable upon the exercise of all MediQual Warrants outstanding on the date of the Merger Agreement shall have been (A) exercised effective as of or prior to the Effective Time or (B) duly surrendered in exchange for Cardinal Warrants (in form and substance reasonably satisfactory to Cardinal with an exercise price equal to the quotient obtained by dividing the current exercise price of $.80 by the Common Equivalent Exchange Ratio) to purchase a number of Cardinal Common Shares equal to the product of (x) the number of shares of MediQual Common Stock issuable upon the exercise of the MediQual Warrants being surrendered and (y) the Common Equivalent Exchange Ratio; provided however, that this condition will not have been satisfied if any holder of MediQual Warrants who does not exercise or surrender MediQual Warrants pursuant to clause (A) or (B) above has advised MediQual, in writing or otherwise, that such holder will not surrender or exercise all of such holder's MediQual Warrants. The form of the Cardinal Warrant which is being sent to holders of MediQual Warrants and which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part provides that Cardinal Warrants may not be exercised after the Effective Time except pursuant to an effective registration statement under the Securities Act or upon receipt by Cardinal of an opinion of counsel satisfactory to Cardinal that the issuance of Cardinal Common Shares upon exercise of the warrants is not in violation of the registration requirements of the Securities Act or any applicable state securities law. Cardinal is under no obligation to file, and does not intend to file, a registration statement covering the issuance of Cardinal Common Shares upon the exercise of Cardinal Warrants. Accordingly, the Cardinal Warrants will only be exercisable following the Effective Time if the holder delivers to Cardinal a legal opinion reasonably satisfactory to Cardinal to the effect that the issuance of Cardinal Common Shares upon such exercise will be exempt from the registration requirements of the Securities Act. See "The Merger -- Federal Securities Law Consequences."

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling-of-interests for accounting and financial reporting purposes. Consummation of the Merger is conditioned on, among other matters, Cardinal's receipt of letters, at the Effective Time in form and substance reasonably satisfactory to Cardinal, from Deloitte & Touche LLP and Arthur Andersen LLP stating that the Merger will qualify as a pooling-of-interests for accounting and financial reporting purposes. See "The Merger -- Accounting Treatment."

REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS

  MediQual.

     In reaching its conclusion to approve the Merger Agreement, the Board of Directors of MediQual (the "MediQual Board") consulted with the management of MediQual, as well as its financial and legal advisors, and considered the following factors which, among others, it believed to be significant in making such a decision:

     (i) The MediQual Board considered the effect on the MediQual Stockholders of MediQual continuing as an independent entity compared to the effect of a combination with Cardinal. The MediQual Board determined that an integration of MediQual with Cardinal, given Cardinal's greater marketing, sales and financial resources, may provide a better opportunity for the long-term success of MediQual's product offerings and thereby maximize the value of the MediQual Stock for the MediQual Stockholders.

     (ii) The MediQual Board considered the determination it had made that, although MediQual had demonstrated the ability to operate profitably and generate sufficient cash flow to service its short-term obligations, MediQual would be unable to expand its business significantly without the receipt of substantial additional capital. As an additional factor, the MediQual Board considered the inability of MediQual to consummate a proposed initial public offering in its 1996 fiscal year and the opportunities to access Cardinal's greater financial resources offered by the Merger.

     (iii) The MediQual Board considered the financial performance and condition, businesses and prospects of MediQual and Cardinal including, but not limited to, information with respect to the historical stock prices of Cardinal and the respective operating performances of MediQual and Cardinal.

     (iv) The MediQual Board considered the terms of the Merger Agreement, including the form and amount of the consideration to be received by the MediQual Stockholders, the terms and structure of the Merger, and the size and nature of the Escrow Fund. The MediQual Board deemed it significant that the Merger would provide the stockholders of MediQual with Cardinal Common Shares, for which there is an active and liquid trading market, in exchange for their MediQual Stock, for which there is no established trading market or other means to readily achieve liquidity.

     (v) The MediQual Board considered the results of the process undertaken on behalf of MediQual by Smith Barney Inc. ("Smith Barney"), MediQual's financial advisor, to solicit third party indications of interest in an acquisition of MediQual, and the ensuing negotiations with the two parties which had made serious offers. Taking into account the views of management and Smith Barney, the MediQual Board determined that the offer made by Cardinal was the superior offer and offered the MediQual Stockholders more liquidity and a greater possible return on their investments.

     (vi) The MediQual Board considered that MediQual is subject, under the terms of its Amended and Restated Certificate of Incorporation (the "MediQual Certificate"), to the receipt of a request or requests to redeem all of the outstanding shares of its Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock along with accrued dividends on such stock at a time when MediQual may not have the financial resources to fund such a redemption.

     (vii) The MediQual Board considered the fact that the Merger is expected to be a tax-free transaction to the MediQual Stockholders and that it is expected to qualify as a pooling-of-interests transaction for accounting and financial reporting purposes.

     (viii) The Merger affords the MediQual Stockholders the opportunity to reduce the exposure inherent in MediQual's reliance on a few products and services in a relatively discrete market, and the difficulties that MediQual faces in competing against larger companies with more diversified product lines and greater financial resources.


     The MediQual Board also considered the following factors, each of which the MediQual Board believed argued against entrance by MediQual into the Merger
Agreement:



          (i) The MediQual Board considered the fact that a combination with Cardinal would prevent it from seeking other avenues of maximizing the value of the MediQual Common Stock for the MediQual Stockholders, including resuming efforts to consummate an initial public offering of the MediQual

     Common Stock or seeking a business combination with a third party that offered greater value to the MediQual Stockholders.



          (ii) The MediQual Board considered the fact that the Merger could prevent MediQual from maximizing the value of the MediQual Common Stock by pursuing its existing strategic plan as an independent entity and that, after the Merger, the holders of MediQual Common Stock who receive shares of Cardinal Common Shares in the Merger will have to rely on the operating success of Cardinal to maximize the value of their investment.



          (iii) The MediQual Board considered the fact that all of the consideration that would be received by the MediQual Stockholders in the Merger would consist of Cardinal Common Shares, rather than cash.



          (iv) The MediQual Board considered the fact that in negotiating the Merger Agreement, it became apparent to the MediQual Board that it would not be able to consummate a merger with Cardinal unless MediQual was willing to agree to extensive conditions on Cardinal's obligations to consummate the Merger, including conditions that the Average Share Price not fall below a particular price and that the holders of 95% of the outstanding warrants to purchase MediQual Common Stock shall have exercised their warrants or agreed to exchange such warrants for warrants to purchase Cardinal Common Shares after consummation of the Merger.



     The foregoing discussion of certain information and factors deemed material by the MediQual Board in considering the Merger Agreement and the Merger is not intended to be exhaustive but is believed to include all material factors considered by the MediQual Board. In making its determination to enter into the Merger Agreement, the MediQual Board weighed each of the factors described above, both positive and negative, including particularly the fact that the combination with Cardinal would provide the MediQual Stockholders with shares of a security for which an active and liquid market was available, and the fact that the combination with Cardinal offered the greatest opportunity for the development of MediQual's products and the expansion of MediQual's market share, and determined that the positive factors, clearly outweighed the negative factors. Other than with respect to these two factors, the MediQual Board did not find it practical to, and did not, assign any relative or specific weights to any of the other foregoing factors, and individual directors may have deemed different factors more significant than others.


  Cardinal.

     In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors of Cardinal (the "Cardinal Board") consulted with Cardinal's management and considered a number of factors, including among others (i) MediQual's leadership role in the development of a clinical information management software product and the extensive clinical information database accumulated by MediQual to date; (ii) the transaction's impact on Cardinal's continued development as a value-added provider of logistical, information, packaging, marketing and other health care services that distinguish Cardinal from its distribution competitors; (iii) the combination of Cardinal's sales and marketing presence in the health care services industry with MediQual's sophisticated Atlas group of products and technical expertise, allowing the combined company to develop new products and relationships with hospitals, pharmaceutical manufacturers and other trading partners; (iv) the high quality of MediQual's management team and the technical capabilities and expertise of MediQual in the areas of clinical software development and statistical analysis of health care data; (v) the financial return anticipated by Cardinal management after the Merger due to several factors, including the higher return on committed capital and return on sales in the health care information business relative to Cardinal; (vi) the ability to achieve the benefits of scale and efficiencies with respect to investments in new technology, systems and services; and (vii) MediQual's clinical information database regarding product efficiency and treatment cost, which complement Cardinal's existing sources of data and provide the platform for creation of potential new information businesses.

     The Cardinal Board also considered the fact that it is a condition to the consummation of the Merger that the Merger be treated as a pooling-of-interests for financial reporting and accounting purposes, which would add no goodwill relating to this transaction to Cardinal's balance sheet.

     Although Cardinal's Board of Directors has determined that the Merger is fair to, and in the best interests of, Cardinal Shareholders, all business combinations, including the Merger, also include disadvantages. With respect to the Merger, disadvantages to Cardinal Shareholders include: (i) earnings volatility, in that while MediQual is currently profitable, its earnings profile has historically been more erratic than Cardinal's and suffered net losses as recently as the 1996 calendar year, (ii) reduction in the book value per Cardinal Common Share (see "Comparative Per Share Data"), and (iii) the rapid pace of change in MediQual's information technology business and the possibility that absent continued investment and development, the Atlas System, as MediQual's primary offering, could become outmoded or otherwise noncompetitive within the health care industry.


     The foregoing discussion of the factors considered by the Cardinal Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Cardinal Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. See "The Merger -- Reasons for the Merger; Recommendations of the Boards of Directors."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the MediQual Board with respect to the Merger Proposal, MediQual Stockholders should be aware that certain officers and directors of MediQual (or their affiliates) have interests in the Merger that are different from and in addition to the interests of MediQual Stockholders generally. These interests include, but are not limited to, the fact that (i) each of the executive officers and directors of MediQual currently holds MediQual Options, which will be converted into Cardinal Exchange Options in the Merger based on the Common Equivalent Exchange Ratio which applies to the MediQual Common Stock and that the vesting of certain of these MediQual Options will be accelerated in accordance with the provisions of the option plan established in 1987; (ii) MediQual and Cardinal have agreed to enter into employment agreements with the following officers of MediQual at the Effective
Time: Eric Kriss, Chief Executive Officer and a director, William Price, Vice President and Chief Financial Officer, Robert Reeder, Vice President, Technical Operations, James Corum, Vice President, Technical Development, Laura Berberian, Vice President, Content Development, Anita Whelan, Vice President, Client Services, Diane Throop, Vice President, Clinical Information Management, and Elizabeth Endyke, Vice President, Marketing; (iii) at the Closing the following transactions with Eric A. Kriss, Chief Executive Officer of MediQual, will be consummated in accordance with pre-existing agreements: (x) MediQual will pay to Mr. Kriss the principal and interest owing under the Promissory Note from MediQual to Mr. Kriss dated January 2, 1996 in the original principal amount of $75,000, (y) MediQual will forgive the repayment of the principal and any unpaid interest owing to it under the Promissory Note dated March 29, 1993 from Mr. Kriss in the original principal amount of $201,523 and (z) MediQual will pay to Mr. Kriss $200,000 in full satisfaction of its obligations under a Letter Agreement dated January 20, 1996 between MediQual and Mr. Kriss; (iv) certain other officers of MediQual may enter into employment agreements with MediQual and Cardinal in contemplation of the Merger; and (v) Cardinal has agreed, from and after the Effective Time, to cause MediQual, as the surviving corporation in the Merger, to indemnify and hold harmless present and former officers and directors of MediQual in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the MediQual Certificate and the By-Laws of MediQual (the "MediQual By-laws") in effect on the date of the Merger Agreement, and has agreed to use its reasonable efforts, subject to certain limitations, to maintain policies of directors' and officers' liability insurance on behalf of such officers and directors for one year following the Effective Time. The MediQual Board was aware of these interests and took these interests into account in approving the Merger Agreement and the transactions contemplated thereby. See "The Merger -- Interests of Certain Persons in the Merger" and "The Merger -- Support/Voting Agreements."

SUPPORT/VOTING AGREEMENTS

     In connection with the execution of the Merger Agreement, certain MediQual Stockholders, including certain directors of MediQual and certain of their affiliates, (each a "Supporting Stockholder" and, together, the "Supporting Stockholders"), who as of September 30, 1997, beneficially owned 100% of the Class A Preferred Stock, approximately 65% of the Class B Preferred Stock, 100% of the Class C Preferred Stock and approximately 69% of the voting power of the MediQual Common Stock (which includes the vote of holders of Class B Preferred Stock and Class C Preferred Stock as described under "The Special Meeting -- Record Date; Required Vote; Voting at the Meeting") executed separate Support/Voting Agreements with Cardinal pursuant to which each Supporting Stockholder agreed, among other things, to vote or direct the vote of all shares of MediQual Stock beneficially owned by the Supporting Stockholder or its affiliates, or over which the Supporting Stockholder or any of its affiliates has voting power or control, directly or indirectly, to approve the Merger Proposal. Each Supporting Stockholder also thereby agreed, among other things, not to and not to permit any company, trust or other entity controlled by the Supporting Stockholder or any of its affiliates to, (i) contract to sell, sell or otherwise transfer or dispose of any shares of MediQual Stock, other than pursuant to the Merger, without Cardinal's prior written consent; (ii) solicit, initiate, encourage or facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving MediQual, or acquisition of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of MediQual, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than Cardinal, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement, or understanding with respect to any Competing Transaction or agree to or otherwise assist in the effectuation of any Competing Transaction; or (iii) if the shares held by the Supporting Stockholder include Class A Preferred Stock, Class B Preferred Stock or Class C Preferred Stock, provide, participate in the giving of, or consent to or acquiesce in the giving of a written request with respect to the redemption of any shares of capital stock of MediQual pursuant to the MediQual Certificate. In addition, if the shares held by the Supporting Stockholder include Class B Preferred Stock or Class C Preferred Stock, the Supporting Stockholder also represented and warranted that it had delivered to MediQual its written consent pursuant to the MediQual Certificate to the authorization of the Merger by the MediQual Board of Directors. Each Support/Voting Agreement may be terminated at the option of any party thereto at any time upon the earlier of (i) the termination of the Merger Agreement and (ii) the Effective Time. See "The Merger -- Support/Voting Agreements."


EXCHANGE PROCEDURES

     If the Merger Proposal is approved and the Merger is consummated, as soon as practicable after the Effective Time, a letter of transmittal will be mailed or delivered to each MediQual Stockholder to be used in forwarding certificates evidencing such holder's shares of MediQual Stock for surrender and exchange for certificates evidencing Cardinal Common Shares to which such holder has become entitled and, if applicable, cash in lieu of fractional Cardinal Common Shares. After receipt of such letter of transmittal, each holder of certificates formerly representing shares of MediQual Stock should surrender such certificates to ChaseMellon Shareholder Services, LLC, the exchange agent for the Merger (the "Exchange Agent"), pursuant to and in accordance with the instructions accompanying such letter of transmittal, and each holder will receive in exchange therefor certificates evidencing the whole number of Cardinal Common Shares to which he is entitled and any cash which may be payable in lieu of fractional Cardinal Common Shares. See "The Merger Agreement -- Merger Consideration." Such letter of transmittal will be accompanied by instructions specifying other details of the exchange. MEDIQUAL STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is intended that no gain or loss for federal income tax purposes will be recognized by MediQual or the MediQual Stockholders as a result of the Merger (except to the extent such holders receive cash in lieu of fractional Cardinal Common Shares). However, it is not a condition to the consummation of the Merger that counsel for any party issue an opinion to the foregoing effect. See "Certain Federal Income Tax Consequences."

                       AVAILABILITY OF DISSENTERS' RIGHTS

     Pursuant to Section 262 of the DGCL, MediQual Stockholders who object to the Merger and do not vote in favor of the Merger have certain rights to dissent and demand to be paid the "fair value" of their MediQual Stock. See "Rights of Dissenting Stockholders." Section 262 of the DGCL is set forth as Annex B to this Proxy Statement/Prospectus.

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the Merger, shares of MediQual Stock, the rights of which are governed by Delaware law and the MediQual Certificate and the MediQual By-laws, will be converted into the right to receive Cardinal Common Shares, the rights of which are governed by Ohio law and Cardinal's Articles of Incorporation and Code of Regulations. There are differences between the rights of MediQual Stockholders and the rights of holders of Cardinal Common Shares. These differences result from differences between Ohio and Delaware law and differences between the governing instruments of MediQual and Cardinal. For a discussion of the various differences between the rights of MediQual Stockholders and Cardinal Shareholders, see "Comparison of Shareholder Rights."


                              RECENT DEVELOPMENTS



     On August 24, 1997, Cardinal and Bergen Brunswig Corporation ("Bergen") announced that they had entered into a definitive merger agreement pursuant to which a wholly owned subsidiary of Cardinal will be merged with and into Bergen. Under the terms of the merger agreement, stockholders of Bergen will receive
0.775 of a Cardinal Common Share for each share of Bergen common stock they hold. Cardinal has also agreed to convert existing Bergen stock options into Cardinal options at the same exchange ratio. Cardinal will issue approximately 40 million Cardinal Common Shares in the transaction and will also assume approximately $386 million in long-term debt. The merger is intended to be tax-free and to qualify as a pooling-of-interests for financial reporting purposes. Consummation of the transaction is subject to the satisfaction of certain conditions, including approvals by the stockholders of Bergen and the Cardinal Shareholders and receipt of certain regulatory approvals.

                      SUMMARY HISTORICAL AND UNAUDITED PRO
                          FORMA FINANCIAL INFORMATION

CARDINAL SUMMARY HISTORICAL FINANCIAL INFORMATION


     The summary historical financial information of Cardinal set forth below has been derived from and should be read in conjunction with the 1997 Cardinal Form 10-K and other financial information of Cardinal incorporated by reference in this Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."


                             CARDINAL HEALTH, INC.
                    SUMMARY HISTORICAL FINANCIAL INFORMATION


                                                       FISCAL YEAR ENDED(1)
                              -----------------------------------------------------------------------
                              MARCH 31,       JUNE 30,       JUNE 30,       JUNE 30,       JUNE 30,
                               1993(2)        1994(2)          1995         1996(2)         1997(2)
                              ----------     ----------     ----------     ----------     -----------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
EARNINGS STATEMENT DATA:
Net revenues................  $4,991,241     $6,253,557     $8,342,517     $9,246,420     $10,968,042
Earnings available for
  Common Shares before
  cumulative effect of
  change in accounting
  principle (2).............      67,669         84,628        142,515        117,634         181,119
Earnings per Common Share
  before cumulative effect
  of change in accounting
  principle (3):
     Primary................        0.79           0.88           1.42           1.14            1.66
     Fully diluted (2)......        0.76           0.88           1.40           1.14            1.66
Cash dividends declared per
  Common Share (3):.........        0.05           0.07           0.08           0.08           0.095

BALANCE SHEET DATA:
Total assets................   1,333,601      1,710,949      2,264,726      2,825,175       3,108,546
Long-term obligations, less
  current portion...........     293,760        232,955        240,469        265,146         277,766
Redeemable preferred
  stock.....................      20,400             --             --             --              --
Shareholders' equity........     397,437        572,720        817,038      1,035,838       1,332,200


---------------


(1) Amounts reflect business combinations in fiscal 1994, 1995, 1996 and 1997. The most significant of these business combinations have been accounted for as pooling-of-interests transactions and, accordingly, prior period amounts have been restated to retroactively reflect all such material combinations. For those business combinations which were accounted for as purchase transactions, the pro forma effect as if these transactions had occurred at the beginning of the respective periods would not have been significantly different.



(2) The Summary results for fiscal 1993, 1994, 1996 and 1997 include the impact of certain merger-related costs and restructuring charges as follows: In fiscal 1997, Cardinal recorded merger-related costs of approximately $57 million ($40.2 million, net of tax) in connection with the business combinations of Cardinal with PCI in October 1996 (the "PCI Merger") and Cardinal with Owen in March 1997 (the "Owen Merger"). In fiscal 1996, Cardinal recorded merger-related costs of approximately $67.3 million ($47.8 million, net of tax) in connection with the business combinations of Cardinal with MSI in November 1995 (the "MSI Merger") and Pyxis in May 1996 (the "Pyxis Merger"). See "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of "Notes to Consolidated Financial Statements" in the 1997 Cardinal Form 10-K, incorporated by reference in this Proxy Statement/Prospectus, for analysis of the impact of these merger-related costs.



    In fiscal 1994, Cardinal recorded merger-related costs of approximately $35.9 million ($28.2 million, net of tax) in connection with the business combination of Cardinal with Whitmire Distribution Corporation ("Whitmire") in February 1994 (the "Whitmire Merger"). During fiscal 1993, Cardinal received a termination fee of approximately $13.5 million, resulting from the termination by Durr-Fillauer Medical, Inc. of its agreement to merge with Cardinal. During fiscal 1993, Cardinal also recorded charges totaling approximately $13.7 million, primarily related to the closing of certain non-core operations and the restructuring of certain distribution operations. In addition, the modification of the terms of certain Whitmire stock options in fiscal 1993 resulted in a one-time stock option compensation charge of approximately $5.2 million.



(3) Earnings and cash dividends per share have been adjusted to give retroactive effect for stock splits, including the three-for-two split paid on December 16, 1996.

MEDIQUAL SUMMARY HISTORICAL FINANCIAL INFORMATION

                             MEDIQUAL SYSTEMS, INC.
                    SUMMARY HISTORICAL FINANCIAL INFORMATION


                                                                                                     SIX MONTHS
                                                        FISCAL YEAR ENDED                               ENDED
                                                          DECEMBER 31,                                JUNE 30,
                                     -------------------------------------------------------     -------------------
                                      1992        1993        1994        1995        1996        1996        1997
                                     -------     -------     -------     -------     -------     -------     -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
EARNINGS STATEMENT DATA:
  Revenues.......................    $14,700     $13,097     $12,084     $10,974     $11,002     $ 5,707     $ 5,951
  Net income (loss) to common
    stockholders.................       (346)       (391)       (109)     (1,757)      1,838       1,127       1,444
  Pro forma earnings (loss)
    per share(1):
    Primary......................      (0.08)      (0.08)      (0.02)      (0.31)       0.31        0.19        0.24
    Fully diluted................      (0.08)      (0.08)      (0.02)      (0.31)       0.29        0.18        0.23
BALANCE SHEET DATA:
  Total assets...................      4,760       6,483       4,865       3,231       4,696       4,185       5,982
  Long-term debt, less current
    portion......................        256         331         267         605          75         102          --
  Redeemable preferred stock.....      8,389      10,594      10,986      11,281      11,741      11,509      11,983
  Stockholders' deficit..........    (10,184)    (10,441)    (10,485)    (12,227)     (9,696)    (10,407)     (8,205)


---------------

(1) See Note 2 of MediQual's Notes to Financial Statements for an explanation of the basis used to calculate pro forma earnings (loss) per share. See "Financial Statements of MediQual Systems, Inc."

UNAUDITED PRO FORMA COMBINED SUMMARY FINANCIAL INFORMATION


     The unaudited pro forma combined summary financial information of Cardinal and MediQual set forth below gives effect to the Merger under the pooling-of-interests accounting method, and assumes that the Merger had occurred at the beginning of the earliest periods presented. The pro forma data presents the consolidated statements of earnings for Cardinal for the fiscal years ended June 30, 1995, June 30, 1996 and June 30, 1997, combined with the statements of earnings of MediQual for the fiscal years ended December 31, 1995, December 31, 1996 and the twelve months ended June 30, 1997. The impact of including the financial results of MediQual for the six months ended December 31, 1996 in the pro forma data for the fiscal years ended June 30, 1996 and 1997 is not material for either period. The unaudited pro forma balance sheet information presents the balance sheets of Cardinal at June 30, 1997, combined with MediQual's balance sheet as of June 30, 1997. MediQual's fiscal year ends on December 31. For purposes of combining MediQual's historical financial information with Cardinal's historical financial information, the financial information of MediQual has been accumulated for the periods as indicated above. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at such time, nor is it necessarily indicative of future operating results or financial position.

                                                                  FISCAL YEAR ENDED(1)
                                                        -----------------------------------------
                                                         JUNE 30,       JUNE 30,       JUNE 30,
                                                           1995        1996(2)(4)       1997(2)
                                                        ----------     ----------     -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
EARNINGS STATEMENT DATA:
Net revenues..........................................  $8,353,491     $9,257,422     $10,979,288
Earnings available for Common Shares, excluding
  estimated MediQual merger expenses..................     140,758        119,472         183,274
Earnings per Common Share, excluding estimated
  MediQual merger expenses (3)(4):
     Primary..........................................        1.39           1.15            1.67
     Fully diluted....................................        1.38           1.15            1.67
Cash dividends declared per Common Share (5)..........        0.08           0.08           0.095
BALANCE SHEET DATA:
Total assets..........................................                                  3,114,528
Long-term obligations, less current portion...........                                    277,766
Shareholders' equity (6)..............................                                  1,335,978


---------------


(1) Amounts reflect business combinations in fiscal 1995, 1996 and 1997.



(2) Amounts include the effect of merger-related costs recorded by Cardinal in the fiscal years ended June 30, 1996 and 1997 as discussed in Note 2 of "Summary -- Summary Historical and Unaudited Pro Forma Financial Information -- Cardinal Summary Historical Financial Information." The impact of the merger-related costs is to reduce pro forma earnings available for Common Shares, excluding estimated MediQual Merger expenses, by $(47,833) and $(40,177) in fical 1996 and 1997, respectively, and to reduce pro forma fully diluted earnings per Cardinal Common Share, excluding estimated MediQual merger expenses, by $(.45) and $(.37) in fiscal 1996 and 1997, respectively.



(3) Earnings per Common Share have been adjusted to give retroactive effect to all stock splits (a five-for-four stock split paid by Cardinal in June 1994 and a three-for-two stock split paid by Cardinal in December 1996).



(4) Earnings per Common Share amounts assume the conversion of each share of MediQual Common Stock, Class B Preferred Stock and Class C Preferred Stock into Cardinal Common Shares, assuming a Common Equivalent Exchange Ratio of
    0.0824 and the conversion of each share of Class A Preferred Stock into 284 Cardinal Common Shares (in each case assuming an average Share Price equal to $57.75 and 6.5 million fully diluted shares of MediQual Common Stock). See "The Merger Agreement--Merger Consideration."


(5) Cash dividends declared per Common Share represent the historical dividends of Cardinal for all periods presented and exclude all dividends paid by entities with which Cardinal has merged. MediQual paid no dividends on Common Shares during these periods. Cash dividends declared per Common Share have been adjusted to give retroactive effect to a five-for-four stock split paid by Cardinal in June 1994 and a three-for-two stock split paid by Cardinal in December 1996.


(6) Amount does not reflect the pro forma effect of expenses related to the Merger. Upon consummation of the Merger, the combined company will record merger-related costs to reflect transaction and other costs incurred as a result of the Merger. The amount of this charge is not expected to be significant.


                           COMPARATIVE PER SHARE DATA

     Set forth below are earnings, cash dividends declared and book value per share data for Cardinal and MediQual on both historical and pro forma combined bases and on a per share equivalent pro forma basis for MediQual. Pro forma combined earnings per share are derived from the "Unaudited Pro Forma Combined Summary Financial Information" presented elsewhere in this Proxy Statement/Prospectus, which gives effect to the Merger under the pooling-of-interests accounting method. Pro forma combined cash dividends declared per share reflect Cardinal cash dividends per share declared in the periods indicated and exclude all dividends paid by all entities with which Cardinal has merged. Book value per share for the pro forma combined presentation is based upon outstanding Cardinal Common Shares, adjusted to include estimated Cardinal Common Shares to be issued in the Merger for outstanding shares of MediQual Stock at the Effective Time. The per share equivalent pro forma combined data for shares of MediQual Common Stock is based on the assumed conversion of each share of MediQual Common Stock, Class B Preferred Stock and Class C Preferred Stock into Cardinal Common Shares based on a Common Equivalent Exchange Ratio of 0.0803 and the conversion of each share of Class A Preferred Stock into 289.7925 Cardinal Common Shares (based on an assumed Average Share Price of $57.75 and 6.5 million fully diluted shares of MediQual Common Stock). See "The Merger Agreement--Merger Consideration." Any impact on the pro forma data presented below due to variations in the Average Share Price (and therefore the exchange ratios) within the pricing collar (between $52.25 and $57.75) would not be material. The information set forth below should be read in conjunction with the respective audited and unaudited financial statements of Cardinal and MediQual incorporated by reference or contained in this Proxy Statement/Prospectus and the "Unaudited Pro Forma Combined Summary Financial Information" and the notes thereto presented in the "Summary" hereto. See "Incorporation of Certain Documents by Reference."



                                                                                      SIX MONTHS
                                                        FISCAL YEAR ENDED                ENDED
                                                           DECEMBER 31,                JUNE 30,
                                                   ----------------------------     ---------------
                                                    1994       1995       1996      1996      1997
                                                   ------     ------     ------     -----     -----
MEDIQUAL -- PRO FORMA(1)
Earnings (loss) per share:
  Primary......................................    $(0.02)    $(0.31)    $ 0.31     $0.19     $0.24
  Fully diluted................................     (0.02)     (0.31)      0.29      0.18      0.23
Book value per share...........................                            0.34                0.63



                                                                          FISCAL YEAR ENDED
                                                                              JUNE 30,
                                                                     ---------------------------
                                                                     1995      1996(2)     1997(2)
                                                                     -----     -------     -----
CARDINAL -- HISTORICAL(2)
Earnings per Common Share:
  Primary..........................................................  $1.42     $ 1.14      $1.66
  Fully diluted....................................................   1.40       1.14       1.66
Cash dividends declared per Common Share...........................   0.08       0.08      0.095
Book value per share...............................................                        12.24
CARDINAL AND MEDIQUAL -- PRO FORMA COMBINED(2)(3):
Earnings per Common Share, excluding estimated MediQual merger expenses(4):
     Primary.......................................................  $1.39     $ 1.15      $1.67
     Fully diluted.................................................   1.38       1.15       1.67
Cash dividends declared per Common Share...........................   0.08       0.08      0.095
Book value per share, excluding estimated MediQual merger
  expenses(4)......................................................                        12.21
EQUIVALENT PRO FORMA COMBINED PER MEDIQUAL SHARE (2)(3):
Earnings per Common Share, excluding estimated MediQual merger expenses(4):
     Primary.......................................................  $0.13     $ 0.11      $0.15
     Fully diluted.................................................   0.13       0.11       0.15
Cash dividends declared per Common Share...........................   0.01       0.01       0.01
Book value per share, excluding estimated MediQual merger
  expenses(4)......................................................                         1.11


---------------

(1) See Note 2 of MediQual's Notes to Financial Statements for an explanation of the basis used to calculate pro forma earnings (loss) per share. Book value per share was computed on the same basis. See "Financial Statements of MediQual Systems, Inc."


(2) Cardinal's historical earnings per Common Share, the pro forma combined earnings per Common Share, and the equivalent pro forma combined earnings per Common Share reflect the effect of merger-related costs recorded by Cardinal in the fiscal years ended June 30, 1996 and 1997. See a discussion of these items in Note 2 of "Summary--Summary Historical and Unaudited Pro Forma Financial Information--Cardinal Summary Historical Financial Information" and Note 2 of "Summary -- Summary Historical and Unaudited Pro Forma Financial Information -- Unaudited Pro Forma Combined Summary Financial Information." The effect of the merger-related costs is to reduce the Equivalent Pro Forma Combined Per MediQual Share, fully diluted Earnings per Common Share, excluding estimated MediQual merger expenses, by $(.04) and $(.03) in fiscal 1996 and 1997, respectively.



(3) The pro forma combined and the equivalent pro forma combined information (excluding the book value per share information) presents the combination of Cardinal for the fiscal years ended June 30, 1995, June 30, 1996 and June 30, 1997 combined with MediQual for the fiscal years ending December 31, 1995 and December 31, 1996 and the twelve months ended June 30, 1997. The book value per share information as of June 30, 1997 is calculated based on Cardinal and MediQual balance sheets as of June 30, 1997.



(4) Amount does not reflect the pro forma effect of MediQual merger expenses. Upon consummation of the Merger, the combined company will record merger-related costs to reflect transaction and other costs incurred as a result of the Merger. The amount of this charge is not expected to be significant.

                         MARKET PRICE AND DIVIDEND DATA

     The following table reflects the range of the reported high and low closing prices of Cardinal Common Shares on the NYSE Composite Tape and the per share dividends paid thereon, during the periods indicated. No class of MediQual Stock is publicly traded and no comparative market price data is available. MediQual has not paid any dividends on the MediQual Common Stock or any class of Preferred Stock in the past three years, although dividends have accrued (but not been paid) on Class A Preferred Stock and Class C Preferred Stock. The information in the table has been adjusted to reflect retroactively all applicable stock splits.


                                                                     CARDINAL
                                                                   COMMON SHARES
                                                          -------------------------------
                         CALENDAR YEAR                     HIGH       LOW       DIVIDENDS
        ------------------------------------------------  ------     ------     ---------
        1994:
          First quarter.................................  $27.06     $22.20      $ 0.016
          Second quarter................................   27.20      22.94        0.016
          Third quarter.................................   28.09      24.42         0.02
          Fourth quarter................................   32.17      27.42         0.02
        1995:
          First quarter.................................  $33.92     $29.50      $  0.02
          Second quarter................................   31.67      28.17         0.02
          Third quarter.................................   37.67      29.17         0.02
          Fourth quarter................................   38.58      34.08         0.02
        1996:
          First quarter.................................  $42.83     $35.00      $  0.02
          Second quarter................................   50.17      40.17         0.02
          Third quarter.................................   55.08      44.67         0.02
          Fourth quarter................................   58.38      51.92         0.02
        1997:
          First quarter.................................  $64.13     $54.38      $ 0.025
          Second quarter................................  $62.00     $51.63      $ 0.025
          Third quarter.................................  $71.06     $54.63      $ 0.025



     On May 23, 1997, the last full trading day prior to the public announcement of the Merger Agreement, the last sale price of Cardinal Common Shares was
$58.00 per share, as reported on the NYSE Composite Tape. On                ,
1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the last sale price of Cardinal Common Shares was
$          per share. MediQual Stockholders are encouraged to obtain current market quotations for Cardinal Common Shares.


     Cardinal has applied for the listing on the NYSE of the Cardinal Common Shares to be issued in the Merger.

     Cardinal anticipates that it will continue to pay quarterly cash dividends. However, the timing and amount of any future dividends remain within the discretion of the Cardinal Board and will depend on Cardinal's future earnings, financial condition, capital requirements and other factors.

     Pursuant to the Merger Agreement, MediQual has agreed that, during the period from the date of the Merger Agreement to the Effective Time, MediQual will not make, declare or pay any dividend or distribution on any class of MediQual capital stock.

                              RECENT DEVELOPMENTS



     On August 24, 1997, Cardinal and Bergen Brunswig Corporation ("Bergen") announced that they had entered into a definitive merger agreement pursuant to which a wholly owned subsidiary of Cardinal will be merged with and into Bergen. Under the terms of the merger agreement, stockholders of Bergen will receive
0.775 of a Cardinal Common Share for each share of Bergen common stock they hold. Cardinal has also agreed to convert existing Bergen stock options into Cardinal options at the same exchange ratio. Cardinal will issue approximately 40 million Cardinal Common Shares in the transaction and will also assume approximately $386 million in long-term debt. The merger is intended to be tax-free and to qualify as a pooling-of-interests for financial reporting purposes. Consummation of the transaction is subject to the satisfaction of certain conditions, including approvals by the stockholders of Bergen and the Cardinal Shareholders and receipt of certain regulatory approvals.


                              THE SPECIAL MEETING
GENERAL


     This Proxy Statement/Prospectus is being furnished to MediQual Stockholders in connection with the solicitation of proxies by the Board of Directors of
MediQual for use at the Special Meeting to be held on                , 1997, at
the principal executive offices of MediQual at 1900 West Park Drive, Westborough, Massachusetts, commencing at 10:00 a.m., local time, and at any adjournment or postponement thereof.


     This Proxy Statement/Prospectus, the Letter to MediQual Stockholders, the Notice of the Special Meeting and the form of proxy for use at the Special Meeting are first being mailed to MediQual Stockholders on or about
  , 1997.

MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     At the Special Meeting, MediQual Stockholders will consider and vote on:

          1. The Merger Proposal to approve and adopt the Merger Agreement (a copy of which is included as Annex A to this Proxy
             Statement/Prospectus and incorporated by reference herein) and to authorize the Merger.

          2. Such other business incidental to the Merger as may properly come before the Special Meeting.

RECORD DATE; VOTE REQUIRED; VOTING AT THE MEETING


     The Board of Directors of MediQual has fixed                , 1997, as the
record date for determination of MediQual Stockholders entitled to notice of and
               , 1997 as the record date for the determination of MediQual Stockholders entitled to vote at the Special Meeting. Accordingly, only holders
of MediQual Stock of record at the close of business on                , 1997,
will be entitled to notice of the Special Meeting. Only holders of record on
               , 1997 of MediQual Common Stock, Class B Preferred Stock and Class C Preferred Stock are entitled to vote at the Special Meeting. Such votes are exercisable in person or by a properly executed proxy at the Special Meeting. Holders of Class A Preferred Stock and holders of MediQual Warrants are not entitled to vote on the Merger Proposal.


     The presence, in person or by properly executed proxy, of holders of a majority of the outstanding shares of each class of MediQual capital stock entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of business at such meeting. The Special Meeting may be adjourned for the purpose of obtaining additional proxies or votes or for any other purpose, and, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies that have theretofore properly been revoked or withdrawn), notwithstanding that they may have been properly voted on the same or any other matter at a previous meeting.

     The affirmative vote of the holders of not less than a majority of the outstanding shares of Class B Preferred Stock and Class C Preferred Stock, each voting as a separate class, as well as the affirmative vote of the holders of not less than a majority of Class B Preferred Stock, Class C Preferred Stock and MediQual Common Stock voting together as a single class (with each share of Class B Preferred Stock and Class C Preferred Stock entitling the holder thereof to such number of votes as shall equal the number of shares of MediQual Common Stock into which each such share of Class B
Preferred Stock or Class C Preferred Stock is convertible on                ,
1997) is required to approve the Merger Proposal. If, in a proxy submitted on behalf of a MediQual Stockholder by a person acting solely in a representative capacity, the proxy is marked clearly to indicate that the shares represented thereby are not being voted with respect to the Merger Proposal, then such proxy will be counted as present for the purpose of establishing a quorum at the Special Meeting, and, because such proposal requires the affirmative vote of at least a majority of each of the classes entitled to vote thereon (as described above), such "non-votes" will have the effect of a negative vote with respect to such proposal. Additionally, proxies submitted with abstentions as to the Merger Proposal will be counted as present for the purpose of establishing a quorum at the Special Meeting, and such abstentions will have the effect of a vote against such proposals. As of September 30, 1997, the directors and executive officers of MediQual and certain of their affiliates may be deemed to be beneficial owners of MediQual Stock representing 100% of the Class C Preferred Stock and approximately 51% of the voting power of the MediQual Common Stock (which includes the votes of holders of Class B Preferred Stock and Class C Preferred Stock as described above). In addition, the directors of MediQual and certain of their affiliates and certain MediQual Stockholders who may be deemed to be affiliates of MediQual and who as of September 30, 1997, beneficially owned in the aggregate 100% of the Class C Preferred Stock, approximately 65% of the Class B Preferred Stock and approximately 69% of the voting power of the MediQual Common Stock (which includes the votes of holders of Class B Preferred Stock and Class C Preferred Stock as described above), have agreed to vote or direct the vote of all MediQual Stock over which they or their affiliates have voting power or control in favor of the Merger Proposal. Accordingly, if each person who has agreed to vote for the Merger Proposal actually does so, approval of the Merger Proposal is assured.


VOTING OF PROXIES

     All properly executed proxies received prior to or at the Special Meeting and not revoked will be voted at such meeting in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR the Merger Proposal.


     If any other matters incidental to the Merger are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn such meeting to another time or place, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote on such matters in accordance with their best judgment (unless authorization to use such discretion is withheld). Proxies will not be used, however, for the purpose of adjourning the Special Meeting to solicit additional proxies. MediQual is not aware of any matters expected to be presented at the meeting other than the Merger Proposal.



     Abstentions and "broker non-votes" (reflected by signed but unvoted proxies as defined below) will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against the Merger Proposal. Abstention and broker non-votes also will not be counted as votes cast for purposes of determining whether sufficient votes have been received to approve a proposal. Accordingly, abstentions and broker non-votes effectively will be a vote against the Merger Proposal. Broker non-votes are shares held in the name of a broker or nominee for which an executed proxy is received, but are not voted on the proposal because the voting instructions have not been received from the beneficial owners or persons entitled to vote and the broker or nominee does not have discretionary voting power.


     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of MediQual, before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the date of the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of MediQual before the taking of the vote at the Special Meeting, or (iii) attending the Special Meeting and voting in person. In order to vote in person at the Special Meeting, MediQual Stockholders must attend the meeting and cast their votes in accordance with the voting procedures established for the meeting. Attendance at the meeting will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy must be sent so as to be delivered at or before the taking of the vote at the meeting to MediQual Systems, Inc., 1900 West Park Drive, Westborough, Massachusetts 01581, Attention: Secretary, or hand-delivered to the secretary of MediQual at or before the vote at the Special Meeting.

SOLICITATION OF PROXIES

     The expenses of the solicitation of proxies for the Special Meeting will be borne by MediQual, except that expenses incurred in connection with filing, printing and mailing the Registration Statement and this Proxy Statement/Prospectus will be shared equally by Cardinal and MediQual, subject to each party's obligation to reimburse the other for its expenses under certain circumstances. See "The Merger Agreement -- Termination; Effect of Termination." In addition to solicitation by mail, proxies may be solicited by directors, officers and key employees of MediQual in person or by telephone, telegram or other means of communication. These persons will receive no additional compensation for solicitation of proxies, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made by MediQual with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and MediQual will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

RECOMMENDATION OF THE MEDIQUAL BOARD OF DIRECTORS

     The Board of Directors of MediQual has unanimously determined that the terms of the Merger Agreement and the transactions contemplated thereby are in the best interests of MediQual and the MediQual Stockholders. Accordingly, the MediQual Board of Directors recommends that MediQual Stockholders vote FOR the Merger Proposal.

DISSENTERS' RIGHTS

     MediQual Stockholders will be entitled to appraisal rights under Delaware law. See "Rights of Dissenting Stockholders."

HOLDERS OF MEDIQUAL CAPITAL STOCK SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXIES. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS CONSUMMATED, HOLDERS OF MEDIQUAL CAPITAL STOCK WILL BE SENT A LETTER OF TRANSMITTAL WITH INSTRUCTIONS FOR SURRENDERING THEIR CERTIFICATES REPRESENTING SHARES OF MEDIQUAL STOCK.

                                   THE MERGER

BACKGROUND OF THE MERGER


     The healthcare industry is undergoing a period of rapid consolidation, and MediQual believes that its smaller size relative to that of many of its competitors and its limited capital resources, are serious impediments to continuing and accelerating its growth in revenues and profitability. Accordingly, for a period of time the MediQual Board considered various alternative means of increasing its capital resources, including through a possible initial public offering of its common stock, acquisitions of other companies, or a possible combination (whether through a sale, merger, or joint venture) with a strong healthcare oriented partner which could provide MediQual with additional capital resources as well as a competitive advantage when competing for business from large hospitals and integrated health networks.



     At a meeting of the MediQual Board on January 24, 1997, the board authorized the engagement of Smith Barney as MediQual's financial advisor in connection with the pursuit of a sale or merger of the company. Between February 1997 and May 1997, MediQual engaged in preliminary discussions with several third parties regarding a potential business combination with MediQual. All of these parties were other companies in the health care industry which were considered as possible business combination targets based on such companies' recent acquisition activity and availability of "currency" (i.e., cash reserves or publicly-traded stock for which there was an active and liquid market) for such a combination.



     As part of its growth strategy, Cardinal continuously evaluates and maintains a variety of contacts with potential candidates for business combination. In February 1997, Smith Barney contacted a representative of Cardinal to inquire whether Cardinal had any interest in exploring a business combination with MediQual. Later that month in San Diego, California, a representative of Cardinal began exploratory discussions with MediQual's Chief Executive Officer regarding MediQual's interest in finding a strategic partner.



     On March 18, 1997, Eric A. Kriss, the Chief Executive Officer of MediQual, William C. Price, the Chief Financial Officer of MediQual, and a representative of Smith Barney met with John C. Kane, President and Chief Operating Officer, Philip A. Greth, Executive Vice President, Brendan A. Ford, Senior Vice President -- Corporate Development and J.V. Wulf, Director -- Corporate Development of Cardinal in Dublin, Ohio, to continue exploratory discussions of a possible business combination of Cardinal and MediQual. On April 2, 1997, Cardinal and MediQual entered into a confidentiality agreement, and MediQual sent Cardinal confidential financial information relating to MediQual. On April 7, 1997, Bruce W. McWhinney, Senior Vice President -- Pharmacy Practice and Quality Assurance, Ray Grotzinger, Vice President Customer Information Systems, Michael Roark, Vice President -- Medical Affairs of Owen, a subsidiary of Cardinal and J.V. Wulf of Cardinal visited the offices of MediQual in Westborough, Massachusetts, and met with Eric A. Kriss, the Chief Executive Officer of MediQual, William C. Price, the Chief Financial Officer of MediQual and a representative of Smith Barney to commence a due diligence review of MediQual, which included a discussion of a potential strategic combination of the companies and a demonstration of MediQual's software products.



     On April 23, 1997, Eric A. Kriss, the Chief Executive Officer of MediQual, and William C. Price, the Chief Financial Officer of MediQual, met with Robert
D. Walter, the Chairman and Chief Executive Officer of Cardinal and John C. Kane, Bruce McWhinney, Brendan A. Ford and J.V. Wulf of Cardinal, to discuss MediQual's business and the strategic merits of a combination of Cardinal and MediQual. On May 1, 1997, Brendan A. Ford, J.V. Wulf and Fritz Krieger,
Director -- National Data Systems of Cardinal met with Eric A. Kriss, William C. Price, Robert Reeder, Vice President -- Development, Laura Berberian, Vice President -- Content Development, Elizabeth Simon, Vice President -- Marketing and Distribution and Diane Throop, Vice President -- Clinical Information Management of MediQual in Westborough, Massachusetts and continued Cardinal's due diligence review of MediQual's business and operations. On May 2, 1997, Eric
A. Kriss, Robert Reeder and Laura Berberian of MediQual met with representatives of Cardinal, including Robert D. Walter, Brendan A. Ford, Bruce McWhinney and David Loebig, Senior Vice President -- Information Services of Owen, Cardinal, in Houston, Texas, to continue discussions about the strategic aspects of a combination of the companies. Also participating in the May 2nd meeting were Fritz Krieger, J.V.

Wulf, Ed Mitzen, Vice President -- Branded Product Management, Harlan Stai, Executive Vice President and Chief Operating Officer of Owen and William Lukefahr, Director -- Application and Development of Owen.



     As a result of these meetings and discussions, on May 8, 1997, Brendan A. Ford of Cardinal delivered to Eric A. Kriss of MediQual a proposal indicating that Cardinal would be willing to consider a business combination with MediQual in which all common stock equivalents, on a fully diluted basis of MediQual, would be exchanged for Cardinal Common Shares.



     On May 8, 1997, the MediQual Board met to discuss the acquisition proposal of QuadraMed Corporation ("QuadraMed"), another health care information services company, and the proposal of Cardinal set forth in the letter of May 8. The QuadraMed offer contemplated a merger of QuadraMed and MediQual in which the shareholders of MediQual would receive shares of QuadraMed Common Stock with an aggregate market value of $38.9 million in exchange for their Common Stock and rights to acquire Common Stock, and the holders of the Class A Preferred Stock would be exchanged for Class A Preferred Stock of QuadraMed, which would be redeemed in four quarterly payments plus interest at an annual rate of 8.5%. Representatives of Smith Barney participated in the meeting by telephone, and described the process that had resulted in the proposal from Cardinal. At the meeting, copies of the two merger proposals were distributed and discussed, and consideration was given to the operating and financial history of the two potential acquirers. After a general discussion, Smith Barney was requested to contact Cardinal to request an increase in Cardinal's offer. In accordance with this request Smith Barney telephoned Cardinal to request an increase and was told that Cardinal's offer was its best offer and not subject to further negotiation. Smith Barney subsequently reported this conversation to MediQual. Although Cardinal refused to increase its offer, the MediQual Board determined that the Cardinal offer was likely to provide superior value to the shareholders of MediQual than the proposal made by QuadraMed Corporation, even though the QuadraMed offer was for a greater value of shares of QuadraMed because, in the view of the MediQual Board, the Cardinal Common Shares offered significantly more liquidity than the QuadraMed shares and greater long-term prospects than the QuadraMed shares. In addition, the MediQual Board believed that the Cardinal offer was more likely to result in a completed transaction than the QuadraMed offer. Finally, the MediQual Board authorized the MediQual Chief Executive Officer and Chief Financial Officer to proceed with Cardinal toward the negotiation of a definitive merger agreement, consistent with the terms and conditions described in Cardinal's proposal.



     At its regular quarterly meeting, on May 14, 1997, the Cardinal Board of Directors considered the proposed transaction with MediQual, approved the terms of the proposed transaction, and authorized Cardinal management to continue due diligence and to negotiate definitive documentation.



     From May 19 to May 24, senior members of MediQual management, together with MediQual's representatives, conferred with representatives of Cardinal and Cardinal senior management and negotiated the detailed terms, provisions and conditions of the Merger Agreement, the Support/Voting Agreements, the Escrow Agreement and the form of Employment Agreement for the officers of MediQual. At the same time, Cardinal representatives conducted substantial additional due diligence of MediQual's business and operations. In the course of these discussions, the terms of the Common Equivalent Exchange Ratio, the Class A Preferred Exchange Ratio and the other material terms of the transaction were finalized. The Class A Preferred Exchange Ratio was determined with respect to the liquidation preference set forth in the MediQual Certificate for the MediQual Class A Preferred Stock and the Average Share Price, and the Common Equivalent Exchange Ratio was determined by reference to the aggregate valuation of MediQual upon which the amount of the consideration to be paid in the Merger was based.



     On May 21, 1997, the MediQual Board met via telephonic conference call to consider the terms of the Merger Agreement, the Voting/Support Agreements, and the Escrow Agreement. At this meeting, MediQual's Chief Executive Officer presented the directors with a general outline of the terms of the proposed Merger Agreement, and then led the directors through a section by section review of the specific terms of the Merger Agreement. The Chief Executive Officer also presented an outline of the remaining open issues and led a discussion on the topic of the termination fee and non-solicitation provisions requested by Cardinal. Mr. Kriss described how Cardinal had originally proposed a larger termination fee that would apply only to

MediQual, and how MediQual's management was able to negotiate the current, smaller reciprocal agreement. In addition, Mr. Kriss described how MediQual's management had originally resisted Cardinal's proposed non-solicitation agreement, but had compromised on the current agreement when it became apparent that Cardinal would not proceed with the Merger without such an agreement. Finally, Mr. Kriss was authorized to proceed to negotiate final resolution on all open issues with Cardinal. By Unanimous Written Consent in Lieu of a Special Meeting, dated as of May 23, 1997, the MediQual Board made a determination that the terms of the Merger Agreement and the transactions contemplated therein were in the best interests of MediQual and its shareholders, and accordingly, the MediQual Board unanimously approved the Merger Agreement and the Escrow Agreement and resolved to recommend that the MediQual Stockholders vote for the approval and adoption of the Merger Proposal at a special meeting of MediQual Shareholders to be held for that purpose. See "--Reasons for the Merger; Recommendations of the Board of Directors of MediQual."



     On May 27, 1997, the Merger Agreement and the Support/Voting Agreements were executed, and the parties issued a joint press release announcing the Merger.



     In late June, MediQual proposed to Cardinal certain changes to the escrow arrangements that would provide for the payment of the expenses of the MediQual Stockholders Representative incurred in his capacity as such under the Escrow Agreement. On July 7, 1997, the parties executed an Amended and Restated Merger Agreement reflecting such changes.



REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BOARDS OF DIRECTORS



     MediQual. In reaching its conclusion to approve the Merger Agreement, the MediQual Board consulted with the management of MediQual, as well as its financial and legal advisors and considered the following factors which it believed to be material to making such a decision. Although Smith Barney provided financial advisory services to the MediQual Board in connection with the Merger, Smith Barney was not engaged to render an opinion as to the fairness of the Exchange Ratios from a financial point of view.



          (i) The MediQual Board considered the effect on the MediQual Stockholders of MediQual continuing as an independent entity compared to the effect of a combination with Cardinal. The MediQual Board determined that an integration of MediQual with Cardinal, given Cardinal's greater marketing, sales and financial resources, may provide a better opportunity for the long-term success of MediQual's product offerings and thereby maximize the value of the MediQual Stock for the MediQual Stockholders. In addition, the MediQual Board determined that a combination with Cardinal would also allow the combined entity to develop and market new health care information products which would combine pharmaceutical data and data collection capabilities with MediQual's medical data and data collection capabilities.



          (ii) The MediQual Board considered the determination it had made that, although MediQual had demonstrated the ability to operate profitably and generate sufficient cash flow to service its short-term obligations, MediQual would be unable to expand its business significantly without the receipt of substantial additional capital. As an additional factor, the MediQual Board considered the inability of MediQual to consummate a proposed initial public offering in its 1996 fiscal year and the opportunities to access Cardinal's greater financial resources offered by the Merger. In May 1996, MediQual filed a registration statement on Form S-1 with the Commission for an initial public offering of the MediQual Common Stock to be underwritten by Hambrecht & Quist LLC. Subsequent to this initial filing, MediQual filed three amendments to respond to comments of the Commission and, after filing such amendments and conducting an extensive "road show" with the assistance of Hambrecht & Quist LLC, MediQual was informed that the Commission would entertain a request to accelerate the effectiveness of such registration statement. However, about the time that the "road show" concluded, the public trading prices of the common stock of several other companies in MediQual's industry declined and Hambrecht & Quist LLC informed MediQual that it would be unable to consummate the proposed offering. Since that time, MediQual has not made any efforts to resume its proposed initial public offering.

          (iii) The MediQual board considered the financial performance and condition, businesses and respects of MediQual and Cardinal, including, but not limited to, information with respect to the historical stock prices of Cardinal and the respective operating performances of MediQual and Cardinal.



          (iv) The MediQual Board considered the terms of the Merger Agreement, including the form and amount of the consideration to be received by the MediQual Stockholders, the terms and structure of the Merger, and the size and nature of the Escrow Fund. The MediQual Board deemed it significant that the Merger would provide the stockholders of MediQual with Cardinal Common Shares for which there is an active and liquid trading market, in exchange for their MediQual Stock, for which there is no established trading market or other means to readily achieve liquidity.



          (v) The MediQual Board considered the results of the process undertaken on behalf of MediQual to solicit third party indications of interests in an acquisition of MediQual, and the ensuing negotiations with the two parties which had made serious offers. Taking into account the views of management and Smith Barney, the Board determined that the offer made by Cardinal was the superior offer and offered the MediQual Stockholders more liquidity and a greater possible return on their investments.



          (vi) The MediQual Board considered that in the absence of a combination with Cardinal, MediQual is subject, under the terms of the MediQual Certificate to the receipt of a request or requests to redeem all of the outstanding shares of its Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock along with accrued dividends on such stock at a time when MediQual may not have the financial resources to fund such a redemption.



          (vii) The MediQual Board considered the fact that the Merger is expected to be a tax-free transaction to the MediQual Stockholders and that it is expected to qualify as a pooling-of-interests transaction for accounting and financial reporting purposes.



          (viii) The MediQual Board considered the fact that the Merger affords the MediQual Stockholders the opportunity to reduce the exposure inherent in MediQual's reliance on a few products and services in a relatively discrete market, and the difficulties that MediQual faces in competing against larger companies with more diversified product lines and greater financial resources.



     In reaching its conclusion, the MediQual Board also considered the following factors, each of which the MediQual Board believed argued against entrance by MediQual into the Merger Agreement:



          (i) The MediQual Board considered the fact that a combination with Cardinal would prevent it from seeking other avenues of maximizing the value of the MediQual Common Stock for the MediQual Stockholders, including resuming efforts to consummate an initial public offering of the MediQual Common Stock or seeking a business combination with a third party that offered greater value to the MediQual Stockholders.



          (ii) The MediQual Board considered the fact that the Merger could prevent MediQual from maximizing the value of the MediQual Common Stock by pursuing its existing strategic plan as an independent entity and that, after the Merger, the holders of MediQual Common Stock who receive shares of Cardinal Common Shares in the Merger will have to rely on the operating success of Cardinal to maximize the value of their investment.



          (iii) The MediQual Board considered the fact that all of the consideration that would be received by the MediQual Stockholders in the Merger would consist of Cardinal Common Shares, rather than cash.


          (iv) The MediQual Board considered the fact that in negotiating the Merger Agreement, it became apparent to the MediQual Board that it would not be able to consummate a merger with Cardinal unless MediQual was willing to agree to extensive conditions on Cardinal's obligations to consummate the Merger, including conditions that the Average Share Price not fall below a particular price and that the holders of 95% of the outstanding warrants to purchase MediQual Common Stock shall have exercised their warrants or agreed to exchange such warrants for warrants to purchase Cardinal Common Shares after consummation of the Merger.

     In making its determination to enter into the Merger Agreement, the MediQual Board weighed each of the factors described above, both positive and negative, and determined that the positive factors, including particularly the fact that the combination with Cardinal would provide the MediQual Stockholders with shares of a security for which an active and liquid market was available, and the fact that the combination with Cardinal offered the greatest opportunity for the development of MediQual's products and the expansion of MediQual's market share, clearly outweighed the negative factors described above. Other than with respect to these two factors, the MediQual Board did not find it practical to, and did not, assign any relative or specific weights to any of the other foregoing factors, and individual directors may have deemed different factors more significant than others.



     In reaching its conclusions set forth above, the MediQual Board was aware of the potential benefits to be realized by its officers, directors and majority shareholders in the Merger, including those described below under the caption "Interests of Certain Persons in the Merger", but did not believe any of those benefits, with the exception of certain payments to be made to Eric A. Kriss, the Chief Executive Officer of MediQual pursuant to existing contractual arrangements with Mr. Kriss, to be different in any material way from those to be realized by other MediQual Stockholders in the Merger.



     Other than those considerations described above which the MediQual Board believed argued against entrance into the Merger Agreement, the MediQual Board did not identify any particular risks or adverse effects on non-affiliated MediQual Stockholders.



     The foregoing discussion of certain information and factors deemed material by the MediQual Board in considering the Merger Agreement and the Merger is not intended to be exhaustive but is believed to include all material factors considered by the MediQual Board.



     FOR THE REASONS DISCUSSED ABOVE, THE BOARD OF DIRECTORS OF MEDIQUAL HAS DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO, AND IN THE BEST INTERESTS OF, MEDIQUAL AND ITS STOCKHOLDERS. ACCORDINGLY, THE MEDIQUAL BOARD RECOMMENDS THAT MEDIQUAL STOCKHOLDERS VOTE FOR THE MERGER PROPOSAL.


     Cardinal. In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors of Cardinal consulted with Cardinal's management and considered a number of factors, including among others (i) MediQual's leadership role in the development of a clinical information management software product and the extensive clinical information database accumulated by MediQual to date; (ii) the transaction's impact on Cardinal's continued development as a value-added provider of logistical, information, packaging, marketing and other health care services that distinguish Cardinal from its distribution competitors; (iii) the combination of Cardinal's sales and marketing presence in the health care services industry with MediQual's sophisticated Atlas group of products and technical expertise, allowing the combined company to develop new products and relationships with hospitals, pharmaceutical manufacturers and other trading partners; (iv) the high quality of MediQual's management team and the technical capabilities and expertise of MediQual in the areas of clinical software development and statistical analysis of health care data; (v) the financial return anticipated by Cardinal management after the Merger due to several factors, including the higher return on committed capital and return on sales in the health care information business relative to Cardinal; (vi) the ability to achieve the benefits of scale and efficiencies with respect to investments in new technology, systems and services; and (vii) MediQual's clinical information database regarding product efficacy and treatment cost, which complement Cardinal's existing sources of data and provide the platform for creation of potential new information businesses.

     The Cardinal Board also considered the fact that it is a condition to the consummation of the Merger that the Merger be treated as a pooling-of-interests for financial reporting and accounting purposes, therefore, adding no goodwill relating to this transaction to Cardinal's balance sheet.


     Although Cardinal's Board of Directors has determined that the Merger is fair to, and in the best interests of, Cardinal Shareholders, all business combinations, including the Merger, also include disadvantages. With respect to the Merger, disadvantages to Cardinal Shareholders include: (i) earnings volatility, in that while

MediQual is currently profitable, its earnings profile has historically been more erratic than Cardinal's and suffered net losses as recently as the 1996 calendar year, (ii) reduction in the book value per Cardinal Common Share (see "Comparative Per Share Data"), and (iii) the rapid pace of change in MediQual's information technology business and the possibility that absent continued investment and development, the Atlas System, as MediQual's primary offering, could become outmoded or otherwise noncompetitive within the health care industry.


     The foregoing discussion of the factors considered by the Cardinal Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Cardinal Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the MediQual Board with respect to the Merger Agreement, MediQual Stockholders should be aware that certain officers and directors of MediQual (or their affiliates) have interests in the Merger that are different from and in addition to the interests of MediQual Stockholders generally. The Board of Directors of MediQual was aware of these interests and took these interests into account in approving the Merger Agreement and the transactions contemplated thereby.


     MediQual Options. Prior to the Effective Time, Cardinal and MediQual will take all such actions as may be necessary to cause each unexpired and unexercised MediQual Option under stock option plans of MediQual in effect on the date of the Merger Agreement which has been granted by MediQual to current or former directors, officers, key employees of MediQual (or others) to be automatically converted at the Effective Time into a Cardinal Exchange Option to purchase that number of Cardinal Common Shares equal to the number of shares of MediQual Common Stock issuable immediately prior to the Effective Time upon exercise of the MediQual Option (without regard to actual restrictions on exercisability) multiplied by the Common Equivalent Exchange Ratio, with an exercise price per share equal to the exercise price per share which existed under the corresponding MediQual Option divided by the Common Equivalent Exchange Ratio, and with other terms and conditions that are the same as the terms and conditions of such MediQual Option immediately before the Effective Time; provided that with respect to any MediQual Option that is an "incentive stock option" within the meaning of Section 422 of the Code, the foregoing conversion will be carried out in a manner satisfying the requirements of
Section 424(a) of the Code. As of September 30, 1997, 307,528 shares of MediQual Common Stock were issuable upon the exercise of outstanding MediQual Options, which options, assuming a Common Equivalent Exchange Ratio of 0.0803 (assuming an Average Share Price of $57.75 based on the last sale price of Cardinal Common
Shares on             , 1997 of $  .  ), will be converted to become 24,694
Cardinal Exchange Options at the Effective Time. The weighted average exercise price per share of all MediQual Options outstanding as of the Record Date is $1.34 per share. Following the Merger and assuming a Common Equivalent Exchange Ratio of 0.0803, the average exercise price per share of Cardinal Exchange Options will be approximately $16.69 per share. Each of the officers of MediQual currently holds MediQual Options which will become Cardinal Exchange Options. Pursuant to the terms of the stock option plans under which the MediQual Options were issued, the unvested portion of certain of the MediQual Options held by officers and directors of MediQual will automatically vest upon consummation of the Merger.


     Cardinal has agreed under the Merger Agreement to file with the Commission, within 45 business days after the Closing Date, a registration statement on Form S-8 or other appropriate form under the Securities Act to register the Cardinal Common Shares issuable upon exercise of the Cardinal Exchange Options and to use reasonable efforts to cause such registration statement to remain effective until the exercise or expiration of such options.

     Employment Agreements. It is a condition to Cardinal's obligation to consummate the Merger that Eric Kriss, Chief Executive Officer and a director, William Price, Vice President and Chief Financial Officer, Robert Reeder, Vice President, Technical Operations, James Corum, Vice President, Technical Development, Laura Berberian, Vice President, Content Development, Anita Whelan, Vice President, Client Services,

Diane Throop, Vice President, Clinical Information Management, and Elizabeth Endyke, Vice President, Marketing, of MediQual enter into employment agreements with MediQual and Cardinal at the Effective Time. Such agreements (the "Employment Agreements") will provide for base salary, incentive compensation, and other benefits.

     The Employment Agreements will be for a term ending on December 31, 1998. Under each of the Employment Agreements, if the employee's employment is terminated by MediQual without "cause" (as defined in the Employment Agreement) or by the executive for "good reason" (as defined in the Employment Agreement), MediQual will be obligated to continue to pay the employee's base salary for the remaining term of the Employment Agreement, but any earnings the employee obtains from other employment will reduce MediQual's obligations to provide the employee with continued base salary.

     Under each of the Employment Agreements, the employee will be subject to a confidentiality covenant, a covenant not to solicit employees of MediQual, Cardinal and their affiliates, and a covenant not to compete with MediQual, Cardinal and their affiliates. The noncompetition covenant will remain in effect until one year after the end of the employment period.

     Arrangements with Mr. Kriss. At the Closing, the following transactions with Eric Kriss, Chief Executive Officer of MediQual, will be consummated in accordance with preexisting agreements with Mr. Kriss: MediQual will pay to Mr. Kriss the principal and interest owing under the Promissory Note from MediQual to Mr. Kriss dated January 2, 1996 in the original principal amount of $75,000, MediQual will forgive the repayment of the principal and any unpaid interest owing to it under the Promissory Note dated March 29, 1993 from Mr. Kriss in the original principal amount of $201,523, and MediQual will pay to Mr. Kriss $200,000 in full satisfaction of its obligations under a Letter Agreement dated January 20, 1996 between MediQual and Mr. Kriss.

     Indemnification; Insurance. In the Merger Agreement, Cardinal has agreed that, from and after the Effective Time, it will cause MediQual as the corporation surviving the Merger to indemnify and hold harmless the present and former officers and directors of MediQual in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the MediQual Certificate and the MediQual By-laws in effect on the date of the Merger Agreement. Cardinal has also agreed to use its reasonable efforts to cause MediQual to maintain in effect for not less than one year after the Effective Time MediQual's current policy of directors' and officers' insurance with respect to matters occurring prior to the Effective Time. However, MediQual may substitute therefor policies containing terms and conditions which are no less advantageous to covered officers and directors and MediQual is not required to pay a premium for such insurance in excess of $18,000, but in such case is required to purchase as much insurance as possible for such $18,000.

ACCOUNTING TREATMENT

     The Merger is intended to qualify as a pooling-of-interests for accounting and financial reporting purposes. Consummation of the Merger is conditioned on Cardinal's receipt of a letter at the Effective Time, in form and substance reasonably satisfactory to Cardinal, from Deloitte & Touche LLP, independent auditors of Cardinal, and Arthur Andersen LLP, independent auditors of MediQual, stating that the Merger will qualify as a pooling-of-interests for accounting and financial reporting purposes.

     Under the pooling-of-interests method of accounting, the recorded assets and liabilities of Cardinal and MediQual will be carried forward to the combined company at their historical recorded amounts, income of the combined company will include income of MediQual and Cardinal for the entire fiscal year in which the combination occurs, and the reported income of the separate companies for previous periods will be combined and restated as income of the combined company. See "The Merger Agreement -- Conditions" and "Summary -- Summary Historical and Unaudited Pro Forma Combined Financial Information."

     MediQual has agreed in the Merger Agreement to obtain written undertakings ("Affiliate Letters") at least 45 days prior to the Special Meeting from each person who may be at the Effective Time or was on the date of the Merger Agreement an "affiliate" of MediQual for purposes of Rule 145 under the Securities Act to the effect that, among other things, such person will not sell, transfer or otherwise dispose of, or direct or cause the sale, transfer or other disposition of, any shares of MediQual capital stock or Cardinal Common Shares or MediQual Options beneficially owned thereby during the 30 days prior to the Effective Time and will not sell, transfer or otherwise dispose of, or direct or cause the sale, transfer or other disposition of, any Cardinal Common Shares or Cardinal Options (or Cardinal Common Shares issuable upon exercise thereof) beneficially owned thereby as a result of the Merger or otherwise until after such time as Cardinal shall have publicly released a report in the form of a quarterly earnings report, registration statement filed with the Commission, report filed with the Commission or any other public filing, statement or announcement which includes the combined financial results of Cardinal and MediQual for a period of at least 30 days of combined operations of Cardinal and MediQual following the Effective Time. See "The Merger
Agreement -- Representations, Warranties and Covenants."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is intended that no gain or loss for federal income tax purposes will be recognized by MediQual or the MediQual Stockholders as a result of the Merger (except to the extent such holders receive cash in lieu of fractional Cardinal Common Shares). However, it is not a condition to the consummation of the Merger that counsel for any party issue an opinion to the foregoing effect. See "Certain Federal Income Tax Consequences."

REGULATORY APPROVALS


     Consummation of the Merger does not require the approval of any federal or state agency.


FEDERAL SECURITIES LAW CONSEQUENCES

     All Cardinal Common Shares issued in connection with the Merger will be freely transferable, except that any Cardinal Common Shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities
Act) of Cardinal or MediQual prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Cardinal or MediQual, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of Cardinal, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Cardinal or MediQual generally include individuals or entities that control, are controlled by or are under common control with, such person and generally include the executive officers and directors of such person as well as principal shareholders of such person.

     Affiliates may not sell their Cardinal Common Shares acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act (or Rule 144 under the Securities Act in the case of persons who become affiliates of Cardinal) or another applicable exemption from the registration requirements of the Securities Act. In general, Rule 145 under the Securities Act provides that for one year following the Effective Time an affiliate (together with certain related persons) would be entitled to sell Cardinal Common Shares acquired in connection with the Merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Additionally, the number of Cardinal Common Shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 under the Securities Act may not exceed the greater of 1% of the outstanding Cardinal Common Shares or the average weekly trading volume of such shares during the four calendar weeks preceding such sale. No affiliate of MediQual is expected to receive Cardinal Common Shares in connection with the Merger which exceed 1% of the outstanding Cardinal Common Shares. Rule 145 under the Securities Act will remain available to MediQual affiliates if Cardinal remains current with its informational filings with the Commission under the Exchange Act. One year after the Effective Time, an affiliate will be able to sell such Cardinal Common Shares without being subject to such manner of sale or volume limitations provided that Cardinal is current with its Exchange Act informational filings and such affiliate is not then an affiliate of Cardinal. Two years after the Effective Time, an affiliate will be able to sell such Cardinal Common Shares without any restrictions so long as such affiliate had not been an affiliate of Cardinal for at least three months prior to the date of such sale. See "-- Accounting Treatment."

     Cardinal Warrants issued in exchange for MediQual Warrants will also be freely transferable, except that any Cardinal Warrants received by affiliates of Cardinal or MediQual prior to the Merger may only be sold in transactions permitted under the resale provisions of Rule 145 described above. However, because there is no public trading market for the Cardinal Warrants (and no such market is expected to develop), the exemption provided by Rule 145 will not be available for the resale of Cardinal Warrants by such persons for the first year following the Effective Time. Beginning one year after the Effective Time, such persons will be able to sell their Cardinal Warrants without being subject to the Rule 145 manner of sale or volume limitations, so long as Cardinal is current with its Exchange Act informational requirements and such persons are not affiliates of Cardinal. Two years after the Effective Time, such persons will be able to sell such Cardinal Warrants without any restrictions so long as such persons had not been affiliates of Cardinal for at least three months prior to the date of such sale.

     Pursuant to the form of Cardinal Warrants, Cardinal Common Shares are not required to be issued upon exercise of the Cardinal Warrant except (i) pursuant to an effective registration statement under the Securities Act or (ii) upon the holder first furnishing to Cardinal an opinion of counsel satisfactory to Cardinal that such issuance is not in violation of the registration requirements of the Securities Act or any applicable state securities law. Since Cardinal is not under any obligation to file, and does not intend to file, a registration statement under the Securities Act covering the issuance of any Cardinal Common Shares upon exercise of Cardinal Warrants, the Cardinal Warrants will be exercisable only pursuant to an exemption from the registration requirements of the Securities Act, and then only upon the holder of the Cardinal Warrant furnishing to Cardinal an opinion of counsel satisfactory to Cardinal that an exemption from registration is available. Cardinal may waive the requirement for an opinion of counsel at the time of exercise if the availability of an exemption from registration is readily apparent. Generally, Cardinal Common Shares acquired upon the exercise of a Cardinal Warrant by the surrender of Cardinal Common Shares having a fair market value equal to the applicable exercise price of the Cardinal Warrant, or by a so-called cashless or net exercise, which is permitted in the form of Cardinal Warrant, may be an exempt security within the meaning of Section 3(a)(9) of the Securities Act and therefore exempt from the registration requirements of the Securities Act. By virtue of the initial registration of the issuance of the Cardinal Warrants under the Securities Act, Cardinal believes that Cardinal Common Shares issued upon the exercise of a Cardinal Warrant pursuant to Section 3(a)(9) of the Securities Act will be freely tradeable, except that Cardinal Common Shares received by affiliates of Cardinal or MediQual prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act described above. The exercise of a Cardinal Warrant by the payment of the cash exercise price will generally be exempt from the registration requirements of the Securities Act only if it meets the requirements for the exemption provided in Section 4(2) of the Securities Act which involves the issuance of Cardinal Common Shares in a transaction not involving a public offering. The availability of this or any other exemption will be dependent on the facts and circumstances existing at the time of the proposed exercise and there can be no assurance that this exemption will be available at the time a holder of Cardinal Warrant wishes to exercise, or at all. Any Cardinal Common Shares issued upon the exercise of Cardinal Warrants pursuant to Section 4(2) of the Securities Act will be "restricted securities" within the meaning of Rule 144 under the Act and may not be publicly resold by the holder for a period of one year following the time of exercise of the Cardinal Warrant. Beginning one year after the time of exercise of the Cardinal Warrant, the Cardinal Common Shares acquired upon the exercise of the warrant pursuant to such exemption may be sold subject to the manner of sale and volume limitations of Rule 144 which are similar to the Rule 145 limitations described above.

     Holders of MediQual Warrants who exercise all of their MediQual Warrants prior to the Effective Time, and therefore receive Cardinal Common Shares in the Merger, will not be subject to the foregoing limitations on the exercise of Cardinal Warrants, although 6.5% of these shares will be deposited into escrow at the Effective Time to be held as Retained Shares pursuant to the terms of the Escrow Agreement.

SUPPORT/VOTING AGREEMENTS


     Concurrently with the execution of the Merger Agreement, Cardinal, the directors and executive officers of MediQual and certain of their affiliates, and certain MediQual Stockholders who may be deemed to be affiliates of MediQual and who as of September 30, 1997, beneficially owned in the aggregate 100% of the Class A Preferred Stock, approximately 65% of the Class B Preferred Stock and approximately 69% of the voting power of the MediQual Common Stock (which includes the votes of holders of Class B Preferred Stock and Class C Preferred Stock as described under "The Special
Meeting -- Record Date; Vote Required; Voting at the Meeting") executed separate Support/Voting Agreements pursuant to which each Supporting Stockholder agreed that, among other things, such Supporting Stockholder (i) will not, will not permit any company, trust or other entity controlled by such Supporting Stockholder to, and will not permit any of its affiliates to, contract to sell, sell or otherwise transfer or dispose of any of the shares of the capital stock of MediQual of which such Supporting Stockholder or its affiliates is the record or beneficial owner ("Supporting Stockholder Shares") or any interest therein or securities convertible thereunto or any voting rights with respect thereto, other than (x) pursuant to the Merger or (y) with Cardinal's prior written consent; (ii) will not, will not permit any such company, trust or other entity to, and will not permit any of its affiliates to, directly or indirectly (including through its officers, directors, employees, or other representatives), solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any Competing Transaction, or negotiate, explore or otherwise engage in discussions with any person (other than Cardinal, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement, or understanding with respect to any Competing Transaction or agree to or otherwise assist in the effectuation of any Competing Transaction; (iii) if the shares held by the MediQual Stockholder include Class A Preferred Stock, Class B Preferred Stock or Class C Preferred Stock, provide, participate in the giving of, or consent to or acquiesce in the giving of a written request with respect to the redemption of any shares of capital stock of MediQual pursuant to the MediQual Certificate; and (iv) will vote all of such Supporting Stockholder Shares beneficially owned by such Supporting Stockholder or its affiliates, or over which such Supporting Stockholder and, in the case of the holders of Class A Preferred Stock or Class B Preferred Stock, any of its affiliates has voting power or control, directly or indirectly (including any MediQual Common Stock acquired after the date of the Support/Voting Agreement), at the record date for any meeting of shareholders of MediQual called to consider and vote to approve the Merger and the Merger Agreement and/or the transactions contemplated thereby in favor thereof and neither Supporting Stockholder nor any of its affiliates will vote such Supporting Stockholder Shares in favor of any Competing Transaction. Each Support/Voting Agreement may be terminated at the option of any party thereto at any time after the earlier of (i) termination of the Merger Agreement and (ii) the Effective Time.



     Each Supporting Stockholder and the number of shares of MediQual Common Stock beneficially owned by it or over which it had voting control as of September 30, 1997 are as follows: Eric Kriss (551,903.75 shares of MediQual Common Stock); William D. Ryan (855,833.25 shares of MediQual Common Stock and 229 shares of Class A Preferred Stock); Charles M. Jacobs (341,250 shares of MediQual Common Stock); Peter Nessen (options to purchase 12,000 shares of MediQual Common Stock); Robert J. Daly and certain entities affiliated with TA Associates, Inc. (4,134,980 shares of Class B Preferred Stock, convertible into 1,036,580 shares of MediQual Common Stock); and David Dominik and certain entities affiliated with Bain Capital, Inc. (733,179 shares of MediQual Common Stock and 2,022 shares of Class C Preferred Stock, convertible into 642,244 shares of MediQual Common Stock). If each person who has agreed to vote for the Merger Proposal actually does so, approval of the Merger Proposal is assured. See "The Special Meeting -- Record Date; Vote Required; Voting at the Meeting."


     The foregoing is a summary of the material provisions of the Support/Voting Agreements, a form of which is filed as an exhibit to the Registration Statement. See "Available Information." This summary is qualified in its entirety by reference to the form of Support/Voting Agreement which is incorporated herein by reference.

                              THE MERGER AGREEMENT

     The following is a summary of material provisions of the Merger Agreement, a copy of which is included as Annex A to this Proxy Statement/Prospectus. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by this reference.

THE MERGER

     The Merger Agreement provides that Subcorp will be merged with and into MediQual with the result that MediQual as the Surviving Corporation becomes a wholly owned subsidiary of Cardinal, subject to the requisite approval of MediQual Stockholders and the satisfaction or waiver of the other conditions to the Merger. The Merger will become effective at the Effective Time upon the filing of a duly executed certificate of merger with the Delaware Secretary of State or at such later time as shall be agreed upon by Cardinal and MediQual and specified in the certificate of merger. This filing is to be made on the Closing Date specified by Cardinal and MediQual, which date will be as soon as possible, but in any event within ten business days following the date upon which all conditions set forth in the Merger Agreement have been satisfied or waived, as the case may be, or such other time as the parties may mutually agree. It is currently anticipated that the Effective Time will occur on the date of the Special Meeting, assuming the Merger Agreement and the Merger are approved at such meeting and all other conditions to the Merger have been satisfied or waived.

MERGER CONSIDERATION

     General; Exchange Ratios; Adjustment Election. Pursuant to the Merger Agreement, each share of MediQual Stock issued and outstanding immediately prior to the Effective Time, other than shares held in the treasury of MediQual, if any, which will be cancelled and, other than shares as to which the holder thereof has properly exercised appraisal rights as described in "Rights of Dissenting Stockholders," will be converted into and represent that number of Cardinal Common Shares equal to (i) with respect to MediQual Common Stock, the Common Equivalent Exchange Ratio, (ii) with respect to Class A Preferred Stock, the Class A Exchange Ratio, and (iii) with respect to Class B Preferred Stock and Class C Preferred Stock, the product of the Common Equivalent Exchange Ratio and the maximum number of shares of MediQual Common Stock into which such share of Class B Preferred Stock or Class C Preferred Stock is convertible at the Effective Time.

     The Common Equivalent Exchange Ratio (rounded to the nearest ten-thousandth of a share) is equal to the quotient obtained by dividing (A) the quotient obtained by dividing (I) $30.8 million by (II) the Average Share Price (as defined below) (except that, for purposes of this Clause II only, if the Average Share Price is less than $52.25, then the Average Share Price will be deemed to be equal to $52.25, and that, for purposes of this Clause II only, if the Average Share Price is greater than $57.75, then the Average Share Price will be deemed to be equal to $57.75) by (B) the number of Fully Diluted MediQual Shares (as defined below) issued and outstanding immediately prior to the Effective Time; provided, however, that if Cardinal has given written notice to MediQual in the manner provided for in Section 7.1 of the Merger Agreement and as described under the caption "The Merger Agreement -- Termination; Effect of Termination") (an "Adjustment Election"), then the Common Equivalent Exchange Ratio will equal the quotient obtained by dividing (A) the quotient obtained by dividing (I) $27,557,895 by (II) the Average Share Price by (B) the number of Fully Diluted MediQual Shares issued and outstanding immediately prior to the Effective Time.


     The Class A Preferred Exchange Ratio (rounded to the nearest ten-thousandth of a share) is equal to the quotient obtained by dividing (A) the quotient obtained by dividing (I) the stated value of $2,290,000 for all outstanding shares of MediQual Class A Preferred Stock plus all accrued but unpaid dividends thereon (which amount was $1,469,439 at June 30, 1997) as of the Effective Time (collectively, the "Class A Exchange Amount") by (II) the Average Share Price (except that, for purposes of this Clause II only, if the Average Share Price is less than $52.25, then the Average Share Price will be deemed to be equal to $52.25, and that, for purposes of this Clause II only, if the Average Share Price is greater than $57.75, then the Average Share Price will be deemed to be equal to $57.75) by (B) 229; provided, however, if Cardinal has made an Adjustment Election, then the Class A Preferred Exchange Ratio will equal the quotient obtained by dividing (A) the quotient obtained by dividing (I) the product of the Class A Exchange Amount and .8947 by (II) the Average Share Price by (B) 229.


     As described more fully under "Escrow Agreement; Indemnification," a portion of the Merger Consideration equal to 6.5% of the aggregate number of Cardinal Common Shares which would otherwise be issuable to MediQual Stockholders on the Closing Date, will be deposited in escrow with the Escrow Agent. The escrowed shares are for the purpose of providing for the payment of the indemnification obligations of the MediQual Stockholders and for the payment of the expenses of the MediQual Stockholders Representative incurred in such capacity.



     "Average Share Price" means the average of the closing prices of Cardinal Common Shares as reported on the New York Stock Exchange ("NYSE") Composite Tape ("NYSE Composite Tape") on each of the last twenty trading days ending on the sixth trading day prior to the Special Meeting. "Fully Diluted MediQual Shares" means the sum obtained by adding (r) the number of shares of MediQual Common Stock (including fractions thereof) actually issued and outstanding, (s) the maximum number of shares of MediQual Common Stock (including fractions thereof) issuable upon the exercise of all outstanding warrants to purchase shares of MediQual Common Stock, (t) the maximum number of shares of MediQual Common Stock (including fractions thereof) issuable upon the exercise of all outstanding options to purchase shares of MediQual Common Stock (including both vested and unvested options), and (u) the maximum number of shares of MediQual Common Stock (including fractions thereof) issuable upon the conversion of all issued and outstanding shares of Class B Preferred Stock and Class C Preferred Stock. The number of Fully Diluted MediQual Shares outstanding as of any particular date will depend, among other factors, on the amount of accrued and unpaid dividends on the MediQual Class A Preferred Stock and the MediQual Class C Preferred Stock as of such date. See "-- MediQual Common Stock, MediQual Class B Preferred Stock and MediQual Class C Preferred Stock" and "-- MediQual Class A Preferred Stock." As of September 30, 1997, there were 6,640,441 Fully Diluted MediQual Shares outstanding. The final number of "Fully Diluted MediQual Shares," as well as the underlying calculations for such number, will be stipulated to Cardinal in writing by MediQual's chief financial officer not later than the end of business on the fifth trading day prior to the Special Meeting.


     As described more fully under "The Merger Agreement -- Termination; Effect of Termination," MediQual has the right to terminate the Merger Agreement if the Average Share Price is less than $46.75 unless, if the Average Share Price is not less than $44.00, Cardinal has made an Adjustment Election. Therefore, if the Average Share Price is less than $46.75 and not less than $44.00, then, prior to MediQual exercising its right to terminate the Merger Agreement, Cardinal would have the right (but not the obligation) to make an Adjustment Election, which, if made, would cause the Common Equivalent Exchange Ratio and the Class A Preferred Exchange Ratio to be calculated as specified above and would mean that MediQual could not terminate the Merger Agreement because the Average Share Price is less than $46.75. If, however, the Average Share Price is less than $46.75 and not less than $44.00 and Cardinal opts not to make an Adjustment Election, then MediQual would have the right to terminate the Merger Agreement. The Boards of Directors of Cardinal and MediQual, respectively, have not determined what actions they would take or what factors they would consider if circumstances changed such that the Average Share Price was less than $46.75. The consummation of the Merger and the conversion of MediQual Stock into Cardinal Common Shares as described above are subject to the satisfaction or waiver of certain conditions (see "The Merger Agreement -- Conditions") and the right of one or both of MediQual and Cardinal to terminate the Merger Agreement under certain circumstances as described under the caption "The Merger
Agreement -- Termination; Effect of Termination." The definitive Common Equivalent Exchange Ratio and Class A Preferred Exchange Ratio will be determinable after the close of trading on the fifth trading day prior to the Special Meeting, at which time MediQual Stockholders may call William C. Price, Vice President and Chief Financial Officer of MediQual, at (508) 366-6365, to obtain the definitive Common Equivalent Exchange Ratio and Class A Preferred Exchange Ratio.


     MediQual Common Stock, MediQual Class B Preferred Stock and MediQual Class C Preferred Stock. The following tables set forth (i) the equation by which the Common Equivalent Exchange Ratio is calculated, (ii) the equation by which the Common Equivalent Exchange Ratio is calculated if an Adjustment Election is made by Cardinal, (iii) with respect to the Series 1986 Class B Preferred Shares, the Series 1987 Class B Preferred Shares and the Class C Preferred Stock, the equations by which the number of Cardinal Common Shares to be issued to each class is determined, (iv) the Common Equivalent Exchange Ratio, (v) with respect to the Series 1986 Class B Preferred Shares, the Series 1987 Class B Preferred Shares and the Class C Preferred Stock, the number of shares of MediQual Common Stock into which one share of such stock is convertible (the "MediQual Common Stock Equivalents") and the number of Cardinal Common Shares to be received by holders of MediQual Common Stock, 1986 Class B Preferred Shares, 1987 Class B Preferred Shares and Class C Preferred Stock for one share of such stock and (vi) the number of Cardinal Common Shares to be issued into Escrow pursuant to the Escrow Agreement, in each case assuming various Average Share Prices between $52.25 and $57.75 and making the other assumptions described below:


  MediQual Common Stock:


     COMMON EQUIVALENT EXCHANGE RATIO:



              $30.8 million/Average Share Price(a)
            ----------------------------------------
            Number of Fully Diluted MediQual Shares



     COMMON EQUIVALENT EXCHANGE RATIO UPON AN ADJUSTMENT ELECTION:



               $27,557,895/Average Share Price(a)
            ----------------------------------------
            Number of Fully Diluted MediQual Shares



                                                  NUMBER OF CARDINAL
                                                 COMMON SHARES TO BE       NUMBER OF CARDINAL
                           COMMON EQUIVALENT        ISSUED AT THE         COMMON SHARES TO BE
AVERAGE SHARE PRICE(a)     EXCHANGE RATIO(b)           CLOSING              ISSUED IN ESCROW
----------------------     -----------------     --------------------     --------------------
       $52.2500                  0.0887                 0.0829                   0.0058
        53.0000                  0.0875                 0.0818                   0.0057
        54.0000                  0.0858                 0.0802                   0.0056
        55.0000                  0.0843                 0.0788                   0.0055
        56.0000                  0.0828                 0.0774                   0.0054
        57.0000                  0.0813                 0.0760                   0.0053
        57.7500                  0.0803                 0.0751                   0.0052


---------------

(a) The Average Share Price is defined in the Merger Agreement as the average of the closing prices per share of the Cardinal Common Shares as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the sixth trading day prior to the Special Meeting.


(b) Assumes that the number of Fully Diluted MediQual Shares is equal to 6,645,275 (which is the estimated number of Fully Diluted MediQual Shares as of an estimated Closing Date of November 14, 1997, assuming (i) no payment of accrued dividends on the Class A Preferred Stock and the Class C Preferred Stock, (ii) no change in the current 1986 Class B Conversion Ratio (as defined below) or 1987 Class B Conversion Ratio (as defined below), and
    (iii) no change in the current Class C Conversion Ratio, other than as a result of the accrual of dividends). The actual number of Fully Diluted MediQual Shares will depend, among other factors, on the number of shares of MediQual Common Stock into which the 1986 Class B Preferred Shares, the 1987 Class B Preferred Shares and the Class C Preferred Stock are convertible as of the Effective Time. See the tables below.

  1986 Class B Preferred Shares:


     1986 CLASS B PREFERRED SHARE EXCHANGE RATIO:



              $30.8 million/Average Share Price(a)           $  0.70
            ----------------------------------------     X   -------
            Number of Fully Diluted MediQual Shares          $2.7922



     1986 CLASS B PREFERRED SHARE EXCHANGE RATIO UPON AN ADJUSTMENT ELECTION:



               $27,557,895/Average Share Price(a)            $  0.70
            ----------------------------------------     X   -------
            Number of Fully Diluted MediQual Shares          $2.7922



                                                                    NUMBER OF CARDINAL
                                                                    COMMON SHARES TO BE     NUMBER OF CARDINAL
   AVERAGE              1986 CLASS B          COMMON EQUIVALENT        ISSUED AT THE        COMMON SHARES TO BE
SHARE PRICE(a)     CONVERSION RATIO(b)(c)      EXCHANGE RATIO             CLOSING            ISSUED IN ESCROW
--------------     ----------------------     -----------------     -------------------     -------------------
   $52.2500                0.2507                   0.0887                 0.0208                  0.0014
    53.0000                0.2507                   0.0875                 0.0205                  0.0014
    54.0000                0.2507                   0.0858                 0.0201                  0.0014
    55.0000                0.2507                   0.0843                 0.0198                  0.0014
    56.0000                0.2507                   0.0828                 0.0194                  0.0013
    57.0000                0.2507                   0.0813                 0.0191                  0.0013
    57.7500                0.2507                   0.0803                 0.0188                  0.0013


---------------

(a) The Average Share Price is defined as the average of the closing prices per share of the Cardinal Common Shares as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the sixth trading day prior to the Special Meeting.

(b) The MediQual Certificate provides that each 1986 Class B Preferred Share is convertible into a number of shares of MediQual Common Stock equal to the quotient determined by dividing (i) $.70 by (ii) $2.80 (subject to adjustment for certain anti-dilution events described in the MediQual Certificate) (the "1986 Class B Conversion Ratio"). As of the date hereof, each 1986 Class B Preferred Share is convertible into 0.2507 shares of MediQual Common Stock. While it is not anticipated that the 1986 Class B Conversion Ratio will change prior to the Effective Time, there can be no assurance in this regard.


(c) Assumes that the number of Fully Diluted MediQual Shares is equal to 6,645,275 (which is the estimated number of Fully Diluted MediQual Shares as of an estimated Closing Date of November 14, 1997, assuming (i) no payment of accrued dividends on the Class A Preferred Stock and the Class C Preferred Stock, (ii) no change in the current 1986 Class B Conversion Ratio (as defined below) or the 1987 Class B Conversion Ratio (as defined below), and (iii) no change in the current Class C Conversion Ratio (as defined below), other than as a result of the accrual of dividends). The actual number of Fully Diluted MediQual Shares will depend, among other factors, on the actual number of shares of MediQual Common Stock into which the 1986 Class B Preferred Shares, the 1987 Class B Preferred Shares and the Class C Preferred Stock are convertible as of the Effective Time. See the tables below.

  1987 Class B Preferred Shares:



     1987 CLASS B PREFERRED SHARE EXCHANGE RATIO:



              $30.8 million/Average Share Price(a)           $  2.00
            ----------------------------------------     X   -------
            Number of Fully Diluted MediQual Shares          $7.8926



     1987 CLASS B PREFERRED SHARE EXCHANGE RATIO UPON AN ADJUSTMENT ELECTION:



              $27,557,895/Average Share Price (a)            $  2.00
            ----------------------------------------     X   -------
            Number of Fully Diluted MediQual Shares          $7.8926



                                                                    NUMBER OF CARDINAL
                                                                    COMMON SHARES TO BE     NUMBER OF CARDINAL
   AVERAGE              1987 CLASS B          COMMON EQUIVALENT        ISSUED AT THE        COMMON SHARES TO BE
SHARE PRICE(a)     CONVERSION RATIO(b)(c)      EXCHANGE RATIO             CLOSING            ISSUED IN ESCROW
--------------     ----------------------     -----------------     -------------------     -------------------
   $52.2500                0.2534                   0.0887                 0.0210                  0.0015
    53.0000                0.2534                   0.0875                 0.0207                  0.0014
    54.0000                0.2534                   0.0858                 0.0203                  0.0014
    55.0000                0.2534                   0.0843                 0.0200                  0.0014
    56.0000                0.2534                   0.0828                 0.0196                  0.0014
    57.0000                0.2534                   0.0813                 0.0193                  0.0013
    57.7500                0.2534                   0.0803                 0.0190                  0.0013

---------------
(a) The Average Share Price is defined as the average of the closing prices per share of the Cardinal Common Shares as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the sixth trading day prior to the Special Meeting.


(b) The MediQual Certificate provides that each 1987 Class B Preferred Share is convertible into a number of shares of MediQual Common Stock equal to the quotient determined by dividing (i) $2.00 by (ii) $8.00 (subject to adjustment for certain anti-dilution events described in the MediQual Certificate) (the "1987 Class B Conversion Ratio"). As of the date hereof, each 1987 Class B Preferred Share is convertible into 0.2534 shares of MediQual Common Stock. While it is not anticipated that the 1987 Class B Conversion Ratio will change prior to the Effective Time, there can be no assurance in this regard.



(c) Assumes that the number of Fully Diluted MediQual Shares is equal to 6,645,275 (which is the estimated number of Fully Diluted MediQual Shares as of an estimated Closing Date of November 14, 1997, assuming (i) no payment of accrued dividends on the Class A Preferred Stock and the Class C Preferred Stock, (ii) no change in the current 1986 Class B Conversion Ratio or 1987 Class B Conversion Ratio, and (iii) no change in the current Class C Conversion Ratio, other than as a result of the accrual of dividends). The actual number of Fully Diluted MediQual Shares will depend, among other factors, on the actual number of shares of MediQual Common Stock into which the 1986 Class B Preferred Shares, the 1987 Class B Preferred Shares and the Class C Preferred Stock are convertible as of the Effective Time. See the tables above and below.



  Class C Preferred Stock:



     CLASS C PREFERRED STOCK EXCHANGE RATIO:



                                                        (Accrued and unpaid
                                                        dividends on a share
                                                        of Class C Preferred
                                                        Stock x  1/2) +
          $30.8 million/Average Share Price(a)       X  1,000
        ----------------------------------------        --------------------
        Number of Fully Diluted MediQual Shares         4

     CLASS C PREFERRED STOCK EXCHANGE RATIO UPON AN ADJUSTMENT ELECTION:



                                                        (Accrued and unpaid
                                                        dividends on a share
                                                        of Class C Preferred
                                                        Stock x  1/2) +
          $27,557,895/Average Share Price (a)        X  1,000
        ----------------------------------------        --------------------
            Number of Fully Diluted MediQual            4
                       Shares(b)



                                                                    NUMBER OF CARDINAL
                                                                    COMMON SHARES TO BE     NUMBER OF CARDINAL
   AVERAGE                CLASS C             COMMON EQUIVALENT        ISSUED AT THE        COMMON SHARES TO BE
SHARE PRICE(a)     CONVERSION RATIO(b)(c)      EXCHANGE RATIO             CLOSING            ISSUED IN ESCROW
--------------     ----------------------     -----------------     -------------------     -------------------
   $52.2500               320.0193                  0.0887                26.5406                  1.8451
    53.0000               320.0193                  0.0875                26.1816                  1.8201
    54.0000               320.0193                  0.0858                25.6729                  1.7847
    55.0000               320.0193                  0.0843                25.2241                  1.7535
    56.0000               320.0193                  0.0828                24.7753                  1.7223
    57.0000               320.0193                  0.0813                24.3264                  1.6911
    57.7500               320.0193                  0.0803                24.0272                  1.6703


---------------

(a) The Average Share Price is defined as the average of the closing prices per share of the Cardinal Common Shares as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the sixth trading day prior to the Special Meeting.


(b) The MediQual Certificate provides that each share of Class C Preferred Stock is convertible into a number of shares of MediQual Common Stock equal to the quotient determined by dividing (i) (A) the sum of $1,000 plus (B) 50% of the accrued and unpaid dividends of Class C Preferred Stock by (ii) $4.00 (subject to adjustment for certain anti-dilution events described in the MediQual Certificate) (the "Class C Conversion Ratio") plus $1,000. Dividends on each share of Class C Preferred Stock accrue at a rate of 10% per annum. On November 14, 1997, each share of Class C Preferred Stock is expected to have accrued and unpaid dividends of $560.15 and each share of Class C Preferred Stock will be convertible into 320.0193 shares of MediQual Common Stock. While it is not anticipated that the Class C Conversion Ratio will change prior to the Effective Time, other than as a result of the accrual of dividends, there can be no assurance in this regard.



(c) Assumes that the number of Fully Diluted MediQual Shares is equal to 6,645,275 (which is the estimated number of Fully Diluted MediQual Shares as of an estimated Closing Date of November 14, 1997, assuming (i) no payment of accrued dividends on the Class A Preferred Stock and the Class C Preferred Stock, (ii) no change in the current 1986 Class B Conversion Ratio or 1987 Class B Conversion Ratio, and (iii) no change in the current Class C Conversion Ratio, other than as a result of the accrual of dividends). The actual number of Fully Diluted MediQual Shares will depend, among other factors, on the actual number of shares of MediQual Common Stock into which the 1986 Class B Preferred Shares, the 1987 Class B Preferred Shares and the Class C Preferred Stock are convertible as of the Effective Time. See the tables above and below.



     For example, if the Average Share Price of the Cardinal Common Shares is $57.75 (based on the last sale price of Cardinal Common Shares on
               , 1997 of $     ), the Common Equivalent Exchange Ratio will be
 .0803 (assuming a number of Fully Diluted MediQual Shares equal to 6,645,275). If the Average Share Price is greater than $57.75, the Common Equivalent Exchange Ratio would remain at .0803, which effectively would increase the "value" of the consideration to be received by holders of MediQual Common Stock, 1986 Class B Preferred Shares, 1987 Class B Preferred Shares and Class C Preferred Stock as the Average Share Price increases. If the Average Share Price is less than $52.25, the Common Equivalent Exchange Ratio would remain at .0887, which effectively would decrease the "value" of the consideration to be received by holders of MediQual Common Stock, 1986 Class B Preferred Shares, 1987 Class B Preferred Shares and Class C Preferred Stock as the Average Share Price decreases. The actual value of the Cardinal Common Shares at the Effective Time may be higher or lower than the Average Share Price, which is based on the average market value of the Cardinal Common Shares over a defined period prior to the Special Meeting. MediQual Stockholders should obtain current quotes for the Cardinal Common Shares.


     Class A Preferred Stock. The following table sets forth (i) an equation which illustrates the manner in which the Class A Preferred Exchange Ratio is calculated, (ii) an equation which illustrates the manner in which the Class A Preferred Exchange Ratio is calculated if an Adjustment Election is made by Cardinal, (iii) the Class A Preferred Exchange Ratio, (iv) the number of Cardinal Common Shares to be received by holders of Class A Preferred Stock for each share of such stock and (v) the number of Cardinal Common Shares to be issued into Escrow pursuant to the Escrow Agreement, assuming various Average Share Prices between $52.25 and $57.75 and making the other assumptions described below:



     CLASS A EXCHANGE RATIO:



        ($2,290,000 + accrued and unpaid dividends)/Average Share Price(a)
        -------------------------------------------------------------------
                                        229



     CLASS A EXCHANGE RATIO UPON AN ADJUSTMENT ELECTION:



        (Class A Exchange Amount + accrued and unpaid dividends) x .8947/Average Share Price(a)
        ----------------------------------------------------------------------------------------
                                                  229



                                                  NUMBER OF CARDINAL
                                                 COMMON SHARES TO BE      NUMBER OF CARDINAL
                           CLASS A PREFERRED        ISSUED AT THE         COMMON SHARES TO BE
AVERAGE SHARE PRICE(a)     EXCHANGE RATIO(b)           CLOSING             ISSUED IN ESCROW
----------------------     -----------------     --------------------     -------------------
       $52.2500                 320.2969               299.4776                 20.8193
        53.0000                 315.7644               295.2397                 20.5247
        54.0000                 309.9169               289.7623                 20.1446
        55.0000                 304.2821               284.5038                 19.7783
        56.0000                 298.8485               279.4233                 19.4252
        57.0000                 293.6055               274.5211                 19.0844
        57.7500                 289.7925               270.9560                 18.8365


---------------

(a) The Average Share Price is defined as the average of the closing prices per share of the Cardinal Common Shares as reported on the NYSE Composite Tape on each of the last twenty trading days ending on the sixth trading day prior to the Special Meeting.


(b) Assumes aggregate accrued and unpaid dividends on Class A Preferred Stock equal to $1,542,433 at the Effective Time. Dividends on each share of Class A Preferred Stock accrue at a rate equal to the rate announced from time to time by Marine Midland Bank as its prime rate. Such prime rate is currently 8.50% per annum.



     For example, if the Average Share Price of the Cardinal Common Shares is $57.75 (based on the last sale price of Cardinal Common Shares on
               , 1997 of $     ), the Class A Preferred Exchange Ratio will be
289.7925 (assuming aggregate accrued and unpaid dividends on Class A Preferred Stock on the Closing Date equal to $1,542,433). If the Average Share Price is greater than $57.75, the Class A Preferred Exchange Ratio would remain at 289.7925, which effectively would increase the "value" of the consideration to be received by holders of MediQual Class A Preferred Stock as the Average Share Price increases. If the Average Share Price is less than $52.25, the Class A Preferred Exchange Ratio would remain at 320.2969, which effectively would decrease the "value" of the consideration to be received by holders of Class A Preferred Stock per share of such stock as the Average Share Price decreases. The actual value of the Cardinal Common Shares at the Effective Time may be higher or lower than the Average Share Price, which is based on the average market value of the Cardinal Common Shares over a defined period prior to the Special Meeting. MediQual Stockholders should obtain current quotes for the Cardinal Common Shares.


EXCHANGE PROCEDURES

     HOLDERS OF SHARES OF MEDIQUAL STOCK SHOULD NOT SEND IN THEIR MEDIQUAL STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL.

     As soon as practicable after the Effective Time, a letter of transmittal will be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of MediQual Stock whose shares were converted into the right to receive Cardinal Common Shares. The letter of transmittal will specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate to the Exchange Agent and will be in such form and contain such provisions, including waivers and releases of liability, as Cardinal may reasonably specify. This letter of transmittal must be used in forwarding Certificates for surrender in exchange for certificates evidencing Cardinal Common Shares to which a holder of shares of MediQual Stock prior to the Effective Time has become entitled and, if applicable, cash in lieu of any fractional Cardinal Common Share. Such letter of transmittal will be accompanied by instructions specifying other details of the exchange. After receipt of such letter of transmittal, each holder of Certificates should surrender such Certificates to the Exchange Agent for the Merger, pursuant to and in accordance with the instructions accompanying such letter of transmittal, and each such holder will receive in exchange therefor a certificate evidencing the whole number of Cardinal Common Shares to which he is entitled (but excluding, for each MediQual Stockholder, such Stockholder's proportionate share of the Retained Shares held in escrow, see "The Merger Agreement -- Escrow Agreement; Indemnification"), and a check representing the amount of cash payable in lieu of any fractional Cardinal Common Share, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the Merger Agreement, after giving effect to any required withholding tax. No interest will be paid or accrued on the cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, payable to holders of Certificates. Certificates surrendered for exchange by any person constituting an "affiliate" of MediQual for purposes of Rule 145(c) under the Securities Act shall not be exchanged until Cardinal has received an executed Affiliate Letter from such person as prescribed under the Merger Agreement.

     After the Effective Time, each Certificate, until so surrendered and exchanged, will be deemed, for all purposes, to represent only the right to receive upon surrender a certificate representing Cardinal Common Shares and cash in lieu of fractional shares, if any, and unpaid dividends and distributions, if any, as provided above. The holder of such unexchanged Certificates will not be entitled to receive any dividends or other distributions declared or made by Cardinal having a record date on or after the Effective Time until the Certificate is surrendered. Subject to applicable laws, upon surrender of such unexchanged Certificates, such dividends and distributions, if any, will be paid without interest and less the amount of any withholding taxes which may be required thereon.

REPRESENTATIONS, WARRANTIES AND COVENANTS

     The Merger Agreement contains various representations, warranties and covenants of Cardinal, Subcorp and MediQual. The representations and warranties made by the parties in the Merger Agreement will survive the Effective Time and will terminate on the earlier of (i) the date on which Cardinal's audited financial statements for the first fiscal year ending after the Effective Time are issued and (ii) the one-year anniversary of the Effective Time. Six and one half percent of the Cardinal Common Shares otherwise issuable to the MediQual Stockholders in the Merger will be deposited into escrow to provide for the payment of the indemnification obligations of the MediQual Stockholders arising from any inaccuracy in or breach of the representations and warranties made by MediQual in the Merger Agreement and to provide for the payment of the expenses of the MediQual Stockholders Representative under the Escrow Agreement. See "The Merger Agreement -- Escrow Agreement; Indemnification."

     Pursuant to the Merger Agreement, each of Cardinal and MediQual has agreed that it will (i) use its reasonable efforts to take all action and to do all things necessary, proper or advisable to consummate the Merger and the transactions contemplated by the Merger Agreement (including, without limitation, satisfying their respective conditions precedent to the Merger and preparing, executing and delivering such further instruments and taking or causing to be taken such other and further action as either party shall reasonably request); (ii) file any Notification and Report Forms and related materials required to be filed with the FTC and the Antitrust Division under the HSR Act with respect to the Merger, although the parties have concluded that no such filings are required; (iii) use its reasonable efforts to take any additional action that may be necessary, proper or advisable in connection with any other notices to, filings with, and authorizations, consents and approvals of any governmental authority that it may be required to give, make or obtain;
(iv) use
its best efforts to cause the Merger to qualify for pooling-of-interests accounting treatment for financial reporting purposes, including, without limitation, appropriate representation letters to Cardinal's accountants; (v) use all reasonable efforts to cause the Merger to constitute a tax-free "reorganization" under Section 368(a) of the Code; and (vi) unless otherwise required by applicable laws or requirements of the NYSE (and in that event only if time does not permit), at all times prior to the earlier of the Effective Time or termination of the Merger Agreement pursuant to the terms of the Agreement, consult with the other before issuing any press release with respect to the Merger and not issue any such press release prior to such consultation.

     Cardinal has agreed in the Merger Agreement (i) to prepare and file with the Commission the Registration Statement of which this Proxy Statement/Prospectus is a part (the "Registration Statement") as soon as is reasonably practicable and use all reasonable efforts to have the Registration Statement declared effective by the Commission, to advise MediQual in writing if, at any time prior to the Effective Time, Cardinal shall have obtained knowledge of any information pertaining to Cardinal contained in or omitted from the Registration Statement that would require an amendment or supplement to the Registration Statement or this Proxy Statement/Prospectus and to promptly take such action as shall be required to amend or supplement the Registration Statement and to maintain the effectiveness of the Registration Statement through the Effective Time, to take such other reasonable actions (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Cardinal Common Shares in the Merger; (ii) to give prompt notice to MediQual of (x) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would cause any Cardinal or Subcorp representation or warranty contained in the Merger Agreement to be untrue or inaccurate at or prior to the Effective Time and (y) any material failure of Cardinal to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement; (iii) to use its reasonable efforts to cause the Cardinal Common Shares issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance prior to the Effective Time; and (iv) from and after the Effective Time, to cause MediQual as the corporation surviving the Merger to indemnify and hold harmless the present and former officers and directors of MediQual in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the MediQual Certificate and MediQual By-laws in effect on the date of the Merger Agreement and use its reasonable efforts to cause MediQual to maintain in effect for not less than one year after the Effective Time, the policies of directors' and officers' liability insurance of MediQual in effect on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time. However, MediQual may substitute therefor policies containing terms and conditions which are no less advantageous to covered officers and directors and MediQual shall not be required to pay a premium for such insurance in excess of $18,000, but in such case shall purchase as much insurance as possible for such $18,000.


     MediQual covenants in the Merger Agreement:



          - to take all action in accordance with state and federal securities laws, the Delaware General Corporation Law ("DGCL") and the MediQual Certificate and MediQual By-laws reasonably necessary to obtain the consent and approval of MediQual Stockholders with respect to the Merger, the Merger Agreement and the transactions contemplated thereby on the earliest practicable date;



          - (A) to promptly furnish Cardinal with all information concerning MediQual as may be required for inclusion in the Registration Statement,
     (B) to cooperate with Cardinal in the preparation of the Registration Statement in a timely fashion and use all reasonable efforts to assist Cardinal in having the Registration Statement declared effective by the Commission as promptly as practicable, (C) if at any time prior to the Effective Time, any information pertaining to MediQual contained in or omitted from the Registration Statement makes such statements contained in the Registration Statement false or misleading, to promptly so inform Cardinal and provide Cardinal with the information necessary to make statements contained therein not materially false and misleading, (D) to use all reasonable efforts to cooperate with Cardinal in the preparation and filing of the Registration Statement and this Proxy Statement/Prospectus with the Commission, and (E) to use all reasonable efforts to mail at the earliest practicable date to MediQual Stockholders this Proxy Statement/Prospectus, which shall include all information required under applicable law to be furnished to MediQual Stockholders in connection with the Merger and the transactions contemplated thereby and shall include the recommendation of the MediQual Board in favor of the Merger;


          - during the period from the date of the Merger Agreement to the Effective Time, to conduct its operations in the ordinary course except as expressly contemplated by the Merger Agreement and the transactions contemplated thereby and use its reasonable efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its operating assets in their current condition (normal wear and tear excepted), to the end that their goodwill and ongoing business shall not be impaired in any material respect;



          - to use all reasonable efforts to preserve its ownership rights to its intellectual property free and clear of any liens, claims or encumbrances (other than those that exist on the date of the Merger Agreement as referenced in MediQual's disclosure schedule to the Merger Agreement) and to use all reasonable efforts to assert, contest and prosecute any infringement of any issued foreign or domestic patent, trademark, service mark, or copyright owned by MediQual or any misappropriation or disclosure of any material trade secret, confidential information or know-how that forms a part of its intellectual property;



          - to use all reasonable efforts to cause each such person who may be at the Effective Time or was on the date of the Merger Agreement an "affiliate" of MediQual for purposes of Rule 145 under the Securities Act, to execute and deliver to Cardinal no less than 45 days prior to the date of the Special Meeting, the written undertakings set forth in an exhibit to the Merger Agreement, and on or prior to such date, with the advice of its outside counsel, to provide Cardinal with a letter specifying all of the persons or entities who may be deemed to be "affiliates" of MediQual as provided above;



          - to permit representatives of Cardinal to have appropriate access at all reasonable times to MediQual's premises, properties, books, records, contracts, tax records, documents, customers and suppliers;



          - to give prompt notice to Cardinal of (x) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would cause any MediQual representation or warranty contained in the Merger Agreement to be materially untrue or inaccurate at or prior to the Effective Time and (y) any material failure of MediQual to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder;



          - to use all reasonable efforts to cause certain employees of MediQual to enter into employment agreements with MediQual substantially in the form attached as an exhibit to the MediQual disclosure schedule;



          - to use all reasonable efforts to cause as of or prior to Closing the termination of, and the waiver or satisfaction of all remaining obligations or liabilities, contingent or otherwise, of MediQual under, certain agreements listed on the MediQual disclosure schedule;



          - use all reasonable efforts to cause to be exercised, immediately prior to the Closing, and to satisfy in full all of MediQual's obligations under, all warrants to purchase MediQual Common Stock which may then remain issued and outstanding;



          - to cause the committee which is currently administering MediQual's 1996 Stock Incentive Plan (A) not to cause the voluntary Acceleration (as defined in such Plan) of any MediQual Option which is outstanding immediately prior to the Closing and (B) to make the determination pursuant to the Plan that the Cardinal Exchange Options into which such outstanding MediQual Options are converted at the Effective Time shall be deemed to be "comparable options" for purposes of the Plan;



          - that Cardinal's and Subcorp's remedies at law for any violation or attempted violation of any of MediQual's obligations under that portion of the Merger Agreement setting forth the covenants of the parties thereto would be inadequate, and that in the event of any such violation or attempted violation,

     Cardinal and Subcorp (or either of them) will be entitled to a temporary restraining order, temporary and permanent injunctions, and other equitable relief, without the necessity of posting any bond or proving any actual damage, in addition to all other rights and remedies which may be available to Cardinal and Subcorp from time to time.



     MediQual also covenants in the Merger Agreement that, during the period from the date of the Merger Agreement to the Effective Time, MediQual will not, except as otherwise expressly contemplated by the Merger Agreement and the transactions contemplated thereby (including the schedules thereto), without the prior written consent of Cardinal:



          - do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock, (B) make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (C) grant any person any right or option to acquire any shares of its capital stock, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of outstanding options to purchase MediQual Common Stock), or (E) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;



          - directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its material property or assets other than licensing of its intellectual property made in the ordinary course of business;



          - make or propose any changes in the MediQual Certificate or MediQual By-laws;



          - merge or consolidate with any other person or acquire a material amount of assets or capital stock of any other person or enter into any confidentiality agreement with any person;



          - incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity, other than in the ordinary course of business, consistent with past practice not in excess of $100,000 in the aggregate;



          - create any subsidiaries;



          - enter into or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee or otherwise increase the compensation or benefits provided to any officer, director, consultant or employee other than salary increases granted in the ordinary course of business consistent with past practice to employees who are not officers or directors of MediQual, and except as may be required by applicable law or a binding written contract in effect on the date of the Merger Agreement;



          - enter into, adopt or amend any employee benefit or similar plan;



          - change its method of doing business or change any method or principle of accounting in a manner that is inconsistent with past practice;



          - settle any suit, claim, action, proceeding or investigation, whether pending as of the date of the Merger Agreement or thereafter made or brought involving an amount in excess of $25,000;



          - write up, write down or write off the book value of any assets, individually or in the aggregate, in excess of $100,000 except for depreciation and amortization in accordance with generally accepted accounting principles consistently applied;



          - modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any contract set forth in the MediQual disclosure schedule, any other material contract to which MediQual is a party or any confidentiality agreement to which MediQual is a party;

          - incur or commit to any capital expenditures, obligations or liabilities in respect thereof which in the aggregate exceed or would exceed $50,000;



          - make any material changes or modifications to any pricing policy or investment policy or enter into any new management agreements or leases on terms different from those in effect in the ordinary and usual course of business, consistent with past practice;



          - pay (or agree to become obligated to pay) any fees and expenses to attorneys, accountants and investment bankers in connection with the Merger in excess of the amount set forth in the Merger Agreement;



          - take any action to exempt or make not subject to any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person or entity (other than Cardinal or its subsidiaries) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;



          - take any action that could result in MediQual's representations and warranties set forth in the Merger Agreement becoming false or inaccurate;



          - enter into or carry out any other transaction other than in the ordinary and usual course of business;



          - permit or cause any subsidiary to do any of the foregoing or agree or commit to do any of the foregoing; or



          - agree in writing or otherwise to take any of the foregoing actions.


NO NEGOTIATIONS OR SOLICITATIONS

     Pursuant to the Merger Agreement, MediQual has agreed that, during the term of the Merger Agreement, it will not, and will not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives to, directly or indirectly solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any Competing Transaction, or negotiate, explore or otherwise engage in discussions with any person (other than Cardinal, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement. Further, pursuant to the Merger Agreement, neither the Board of Directors of MediQual nor any committee thereof will (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Cardinal, the MediQual board recommendation in favor of the Merger, (ii) approve or recommend, or propose publicly to approve or recommend, any Competing Transaction, or (iii) cause MediQual to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Competing Transaction, or proposal for a Competing Transaction. MediQual has also agreed under the Merger Agreement, from and after the execution of the Merger Agreement, to immediately advise Cardinal in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the other party or parties involved) and to promptly furnish to Cardinal a copy of any such proposal or inquiry in addition to any information provided to or by any third party relating thereto.

CONDITIONS

     The obligations of Cardinal and MediQual to consummate the Merger are subject to fulfillment of the following conditions, among others:


          - no temporary restraining order, preliminary or permanent injunction or other order or decree which prevents the consummation of the Merger shall have been issued and remain in effect, and no statute, rule or regulation shall have been enacted by any governmental authority which prevents the consummation of the Merger;


          - all waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;



          - the Merger and the transactions contemplated by the Merger Agreement shall have been approved by the MediQual Stockholders in the manner required by any applicable law and by the MediQual Certificate and the MediQual By-laws;



          - the Commission shall have declared the Registration Statement effective, and on the Closing Date and at the Effective Time, no stop order or similar restraining order prohibiting the Merger shall have been threatened by the Commission or entered by the Commission or any state securities administrator; and



          - no Action shall be instituted by any governmental authority which seeks to prevent consummation of the Merger or seeking material damages in connection with the transactions contemplated by the Merger Agreement which continues to be outstanding.


     The obligations of MediQual to consummate the Merger and the transactions contemplated by the Merger Agreement are further subject to the receipt of certain closing certificates and a legal opinion and fulfillment of the following conditions:


          - the representations and warranties of each of Cardinal and Subcorp shall be true and correct in all material respects on the date of the Merger Agreement and on and as of the Closing Date (except for those made as of a specified date);



          - each of Cardinal and Subcorp shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it under the Merger Agreement at or prior to the Effective Time; and



          - the Cardinal Common Shares to be issued in the Merger shall have been authorized for inclusion on the NYSE, subject to official notice of issuance.


     The obligations of Cardinal and Subcorp to consummate the Merger and the other transactions contemplated by the Merger Agreement are further subject to the receipt of certain closing certificates and a legal opinion and fulfillment of the following conditions:


          - the representations and warranties of MediQual shall be true and correct in all material respects on the date of the Merger Agreement and on and as of the Closing Date (except for those made as of a specified date);



          - MediQual shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it under the Merger Agreement at or prior to the Effective Time;



          - Cardinal shall have received letters at the Effective Time, in form and substance reasonably satisfactory to Cardinal, from Deloitte & Touche LLP and Arthur Andersen LLP, stating that the Merger will qualify as a pooling-of-interests transaction under Opinion 16 of the Accounting Principles Board;



          - each person who may be at the Effective Time or was on the date of the Merger Agreement an "affiliate" of MediQual for purposes of Rule 145 under the Securities Act shall have executed and delivered to Cardinal at least 45 days prior to the date of the Special Meeting the written undertakings in the form attached as an exhibit to the Merger Agreement;



          - there shall not have been a breach of any obligation by any MediQual Stockholder who has entered into a Support/Voting Agreement;

          - MediQual shall have received all material customer, vendor, lessee, licensee, licensor and other third party consents and approvals required because of the Merger Agreement or the transactions contemplated by the Merger Agreement;



          - MediQual, Cardinal, the MediQual Stockholders Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement;



          - MediQual shall not have received notice from the holder or holders of more than 5%, on a fully diluted common stock basis, of MediQual Dissenting Stock (as defined in the Merger Agreement) issued and outstanding on the record date for the determination of MediQual Stockholders entitled to vote on the Merger that such holders have exercised or intend to exercise their appraisal rights under Section 262 of the DGCL;



          - the book value of MediQual reflected in the most recent Interim Statement (as defined in the Merger Agreement) shall not be less than the sum of (A) $3,087,658; and (B) $275,000 for each additional month reflected in the Interim Statements since April 30, 1997 and a pro rata portion of $275,000 for any partial month ending on the day prior to the Closing (for purposes of this condition, book value shall include the MediQual Common Stock and all classes of MediQual Preferred Stock);



          - the employment agreements referenced in the Merger Agreement shall have been entered into and shall be in full force and effect according to their terms as of the Closing;



          - as of or prior to the Closing, the certain agreements listed in the Merger Agreement shall have been effectively terminated and all of MediQual's obligations and liabilities, contingent or otherwise, under such agreements shall have been satisfied or irrevocably waived by the other parties thereto;



          - warrants to purchase at least 95% of the MediQual Common Stock which is issuable upon the exercise of all warrants to purchase MediQual Common Stock outstanding on the date of the Merger Agreement shall have been (A) exercised effective as of or prior to the Effective Time or (B) duly surrendered in exchange for warrants (in form and substance reasonably satisfactory to Cardinal with an exercise price equal to the quotient obtained by dividing the current exercise price of $.80 by the Common Equivalent Exchange Ratio) to purchase a number of Cardinal Common Shares equal to the product of (x) the number of shares of MediQual Common Stock issuable upon the exercise of the warrants being surrendered and (y) the Common Equivalent Exchange Ratio; provided, however, that this condition will not have been satisfied if any holder of warrants to purchase MediQual Common Stock who does not exercise or surrender warrants pursuant to clause
     (A) or (B) above has advised MediQual, in writing or otherwise, that such holder will not so exercise or surrender all of such holder's warrants;



          - the ongoing relationship and economic terms of the Letter Agreement between MediQual and the American Society of Health-System Pharmacists ("ASHSP") dated July 7, 1995 shall have been ratified by ASHSP on terms and conditions satisfactory to Cardinal in its reasonable discretion; provided, that Cardinal shall have rights under this condition only if Cardinal uses all reasonable efforts to obtain such ratification by the required time.


MEDIQUAL STOCK OPTIONS

     Cardinal and MediQual covenant in the Merger Agreement to take all such actions as may be necessary to cause unexpired and unexercised MediQual Options granted by Mediqual to current or former directors, officers, key employees of MediQual (or others) to be automatically converted at the Effective Time into Cardinal Exchange Options. See "The Merger -- Interests of Certain Persons in the Merger--MediQual Options." Cardinal further covenants to use its reasonable efforts to file with the Commission, within 45 days after the Closing Date, a registration statement on Form S-8 or other appropriate form under the Securities Act to register the Cardinal Common Shares issuable upon exercise of the Cardinal Exchange Options and to use its reasonable efforts to cause such registration statement to remain effective until the exercise or expiration of such options.

MEDIQUAL WARRANTS

     Prior to the Effective Time, MediQual is required to use all reasonable efforts to cause to be exercised, immediately prior to the Closing and to satisfy in full all of MediQual's obligations under, all warrants to purchase MediQual Common Stock which may then remain issued and outstanding. As described more fully under "The Merger Agreement -- Escrow Agreement; Indemnification," 6.5% of the aggregate number of Cardinal Common Shares which would otherwise be issuable to holders of MediQual Stock (including MediQual Stock issued upon exercise of MediQual Warrants) on the Closing Date will be deposited in an Escrow Fund.

     In addition, it is a condition to Cardinal's obligation to consummate the Merger and the transactions contemplated by the Merger Agreement that warrants to purchase at least 95% of the MediQual Common Stock which is issuable upon the exercise of all MediQual Warrants outstanding on the date of the Merger Agreement shall have been (A) exercised effective as of or prior to the Effective Time or (B) duly surrendered in exchange for Cardinal Warrants (in form and substance reasonably satisfactory to Cardinal with an exercise price equal to the quotient obtained by dividing the current exercise price of $.80 by the Common Equivalent Exchange Ratio) to purchase a number of Cardinal Common Shares equal to the product of (x) the number of shares of MediQual Common Stock issuable upon the exercise of the MediQual Warrants being surrendered and (y) the Common Equivalent Exchange Ratio; provided however, that this condition will not have been satisfied if any holder of MediQual Warrants who does not exercise or surrender MediQual Warrants pursuant to clause (A) or (B) above has advised MediQual, in writing or otherwise, that such holder will not surrender or exercise all of such holder's MediQual Warrants. The form of the Cardinal Warrant, which is filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part, provides that the Cardinal Warrants may not be exercised after the Effective Time except pursuant to an effective registration statement under the Securities Act or upon receipt by Cardinal of an opinion of counsel satisfactory to Cardinal that the issuance of Cardinal Common Shares upon exercise of the warrants is not in violation of the registration requirements of the Securities Act or any applicable state securities law. Cardinal is under no obligation to file, and does not intend to file, a registration statement covering the issuance of Cardinal Common Shares upon the exercise of Cardinal Warrants. Accordingly, the Cardinal Warrants will only be exercisable following the Effective Time if the holder delivers a legal opinion to Cardinal reasonably satisfactory to Cardinal to the effect that the issuance of Cardinal Common Shares upon such exercise will be exempt from the registration requirements of the Securities Act. See "The Merger -- Federal Securities Law Consequences."

ESCROW AGREEMENT; INDEMNIFICATION

     Pursuant to the Merger Agreement, the MediQual Stockholders are required to indemnify and hold harmless Cardinal from and against any and all losses suffered by Cardinal as a result of or arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties made by MediQual in the Merger Agreement or in certain related agreements. Similarly, Cardinal has agreed in the Merger Agreement to indemnify and hold harmless the MediQual Stockholders from and against any losses incurred by Mediqual or the MediQual Stockholders arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties made by Cardinal in the Merger Agreement. For purposes of indemnification, all losses will be computed net of any insurance coverage or tax benefit which reduces the losses that would otherwise be sustained; provided that in all cases the timing of the receipt of realization of insurance proceeds will be taken into account in determining the amount of reduction of losses. Cardinal will be deemed to have suffered losses arising out of or resulting from the matters referred to herein if the same will be suffered by any parent, subsidiary or affiliate of Cardinal, including without limitation MediQual after the Effective Time. Cardinal is not entitled to indemnification from the MediQual Stockholders unless the aggregate amount of losses for which indemnification may be sought exceeds $100,000, in which case Cardinal shall be entitled to indemnification for all losses in excess of that amount up to the amount of the value of the Escrow Fund available for such indemnification. Neither MediQual nor the MediQual Stockholders will be entitled to indemnification unless the aggregate amount of all losses for which indemnification may be sought by MediQual or the MediQual Stockholders exceeds $100,000, in which case MediQual or the MediQual

Stockholders will be entitled to indemnification for all losses in excess of such amount up to the amount of $1.8 million. The indemnification obligations set forth in the Merger Agreement will terminate on the earlier of (i) the date on which Cardinal's audited financial statements for the first fiscal year ending after the Effective Time are issued and (ii) the one-year anniversary of the Effective Time (such earlier date being hereafter referred to as the "Release Date").

     Pursuant to the Merger Agreement, the Retained Shares, defined in the Merger Agreement as a number of Cardinal Common Shares equal to 6.5% of the aggregate number of Cardinal Common Shares which would be issuable to MediQual Stockholders on the Closing Date if Cardinal Common Shares were not to be issued into escrow pursuant to the Merger Agreement, will be deposited in escrow with the Escrow Agent. The Escrow Agreement will be entered into on the Closing Date, by and among Cardinal, MediQual, the Stockholders Representative and the Escrow Agent. The Escrow Agreement will be in a form previously agreed to by the parties and filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part. The Escrow Fund created by the Escrow Agreement is for the purpose of providing for the payment of the indemnification obligations of the MediQual Stockholders pursuant to the Merger Agreement and providing for the payment of the expenses of the MediQual Stockholders Representative incurred in such capacity. That number of the Retained Shares equal to 6% of the aggregate number of Cardinal Common Shares which would be issuable to MediQual Stockholders on the Closing Date (including all of the Retained Shares) will be available to reimburse Cardinal for any damages asserted against, resulting to, imposed upon, or incurred or suffered by Cardinal, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties made by MediQual in the Merger Agreement or any additional documents related to the Merger Agreement, subject to certain limitations set forth therein (collectively, "Indemnifiable Claims"). That number of the Retained Shares equal to 0.5% of the aggregate number of Cardinal Common Shares which would be issuable to MediQual Stockholders on the Closing Date (including all of the Retained Shares), and any other Retained Shares which are not subject to Indemnifiable Claims at the Release Date, shall be available to the MediQual Stockholders Representative to cover the expenses incurred by the MediQual Stockholders Representative in serving in such capacity. The Retained Shares are to be released from escrow to the MediQual Stockholders on the Release Date. However, if Cardinal makes any claims against the Retained Shares prior to the Release Date, a number of Retained Shares sufficient to satisfy the claims, if available, will remain in escrow together with that number of Retained Shares, if available, that the MediQual Stockholders Representative deems necessary to cover the expenses of such MediQual Stockholders Representative, until the resolution of such claim pursuant to the procedures provided in the Escrow Agreement and the Merger Agreement.

     By virtue of the approval and adoption of the Merger Agreement at the Special Meeting, the MediQual Stockholders will be irrevocably appointing Eric
A. Kriss, the President and a director of MediQual, as the MediQual Stockholders Representative with respect to all matters relating to the Escrow Agreement and the indemnification obligations of the MediQual Stockholders following the Effective Time, including responding to, defending against, agreeing to or settling claims by Cardinal for indemnification under Article VIII of the Merger Agreement. Cardinal and the Escrow Agent will have the right to deal exclusively with the MediQual Stockholders Representative with respect to all matters arising under the Escrow Agreement. The MediQual Stockholders Representative shall be entitled to reimbursements from the allocated portion of the Retained Shares for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the MediQual Stockholders Representative in such capacity, and for indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the MediQual Stockholders Representative (except for those arising out of the MediQual Stockholders Representative's gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims.

     The MediQual Stockholders Representative, on behalf of the MediQual Stockholders, will have the right to direct the Escrow Agent in a writing signed by the MediQual Stockholders Representative to exercise the voting rights pertaining to all or a portion of the Retained Shares. In the absence of directions, the Escrow Agent will vote all of the Retained Shares in accordance with the recommendations of management of

Cardinal. Each MediQual Stockholder will have the right to receive any dividend or distribution on such stockholder's proportionate share of the Retained Shares to be delivered concurrently with the delivery of such stockholder's respective portion of the Retained Shares. Cardinal's sole remedy for an indemnification claim against the MediQual Shareholders will be a claim against the Retained Shares held pursuant to the terms and conditions of the Escrow Agreement. To the extent that the Escrow Agent distributes any of the Escrow Deposit to the MediQual Stockholders or to the extent that Cardinal makes an Indemnifiable Claim against the Retained Shares, and such claim is paid in shares of Cardinal Common Shares, then for the purposes of such distribution or payment, the shares of Cardinal Common Shares will have a value equal to the last reported sale price of Cardinal Common Shares on the NYSE on the trading day immediately preceding the Closing Date (subject to equitable adjustment for stock splits, reclassifications, combinations, reorganizations or other similar changes). To the extent that the Escrow Agent distributes any of the Escrow Deposit to the MediQual Stockholders Representative, and such claim is paid in Cardinal Common Shares, then for purposes of such payment, Cardinal Common Shares will have a value equal to the last reported sale price of Cardinal Common Shares on the trading day immediately preceding the date of distribution.


TERMINATION; EFFECT OF TERMINATION; RESPONSIBILITIES OF THE MEDIQUAL BOARD


     The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption of the Merger Agreement by MediQual Stockholders, (i) by mutual consent of Cardinal and MediQual; (ii) by either Cardinal or MediQual if any permanent injunction or other order of a court or other competent governmental authority preventing the consummation of the Merger becomes final and nonappealable; (iii) by either Cardinal or MediQual if the Merger is not consummated before November 30, 1997, unless that deadline is extended by the Boards of Directors of both Cardinal and MediQual (provided that a party shall not have a right to so terminate the Merger Agreement if such party's failure or such party's affiliate's failure to perform any material covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (iv) by Cardinal if the MediQual Board of Directors shall withdraw, modify or change its recommendation in favor of the Merger in a manner adverse to Cardinal, or if the MediQual Board shall have refused to affirm such recommendation within two business days of any written request from Cardinal; (v) by MediQual if the Cardinal Board of Directors shall withdraw, modify or change its approval of the Merger Agreement and the transactions related to the Merger Agreement or if the Cardinal Board shall have refused to affirm such approval within two business days of any written request from MediQual; (vi) by MediQual or Cardinal, no earlier than the fifth trading day or later than the third full trading day immediately preceding the date of the Special Meeting, if the Average Share Price is less than $46.75, provided that MediQual will have no right to terminate pursuant to this clause (vi) unless (x) MediQual shall have given, during the three trading day period referred to above, one full trading day's prior written notice of its intention to terminate pursuant to this clause (vi) and (y) Cardinal during such one full trading day notice period shall not have made an Adjustment Election; (vii) by Cardinal if any party breaches such party's obligations under the applicable Support/Voting Agreement; (viii) by MediQual or Cardinal, no earlier than the fifth trading day or later than the second full trading day immediately preceding the date of the Special Meeting, if the Average Share Price is less than $44.00; or by Cardinal if at any time the representations and warranties of MediQual shall not be true and correct or Cardinal shall have been advised that the condition that Cardinal receive letters from Deloitte & Touche LLP and Arthur Andersen LLP stating that the Merger will qualify as a pooling-of-interests transaction under Opinion 16 of the Accounting Principles Board cannot be satisfied.

     The Merger Agreement provides that if the Merger Agreement is terminated and it is judicially determined that termination was caused by an intentional breach of the Merger Agreement, then in addition to other remedies at law or equity for breach of the Merger Agreement, the breaching party shall indemnify and hold harmless the other parties thereto for their respective reasonable costs, fees and expenses of their counsel and accountants, as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and shall pay to the terminating party or parties a termination fee equal to $1,250,000, which payments will constitute the terminating party's sole and exclusive remedy with respect to such breach. If the Merger Agreement is terminated for any of the reasons set forth in the preceding paragraph, the Merger Agreement (other than (i) the provisions of the Letter Agreement dated April 2, 1997 between Cardinal and Smith Barney on behalf of MediQual relating to confidentiality; (ii) the remedies provided in the Merger Agreement for an intentional breach as described above; and (iii) the provisions of the Merger Agreement providing for the payment of costs and expenses under the Merger Agreement by the party incurring such expenses (other than those expenses incurred in connection with filing, printing and mailing the Registration Statement and the Proxy Statement/Prospectus)) shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders.


     In the event that MediQual gains the right to terminate the Merger Agreement for any reason, the MediQual Board may, in the exercise of its fiduciary duty, make determinations (i) whether to terminate the Merger Agreement or to waive the condition that gives rise to such right to terminate the Merger Agreement and proceed to the consummation of the Merger, and (ii), if it determines to waive the condition giving rise to such right to terminate and proceed to the consummation of the Merger, whether or not to resolicit the approval and adoption of the Merger Agreement and the authorization of the Merger by the MediQual Stockholders. In the event that the MediQual Board determines that it needs to make such decisions, it will do so in the exercise of its fiduciary duty to the MediQual Stockholders and in making such determinations it shall be subject to the provisions of the Delaware General Corporation Law and the case law that has developed in Delaware surrounding the responsibilities of a Board of Directors. In making its determination whether or not to terminate the Merger Agreement, the MediQual Board may focus on the following considerations which, among others, may be material to such a decision: (i) whether or not the MediQual Board believes that the condition that gives rise to the termination right is material to the value of the consideration to be received by the MediQual Stockholders in the Merger (e.g., in the event a right to terminate arises because the Average Share Price is less than $44.00 or, in certain circumstances, $46.75, how far the Average Share Price falls below the range set forth in the Merger Agreement), (ii) whether or not the MediQual Board believes that the current value of the MediQual Common Stock is greater than the consideration to be paid for such stock pursuant to the Merger, whether such value arises from enhanced prospects for MediQual operating as an independent entity, the possibility of an initial public offering for the MediQual Common Stock, or the possibility of a business combination with a third party that offers greater value to the MediQual Stockholders. In making its determination whether to resolicit the approval and adoption of the Merger Agreement and the authorization of the Merger by MediQual Stockholders in the event that the MediQual Board elects to waive the condition granting MediQual the right to terminate, the MediQual Board may consider the factors described above as well as (i) whether there is any additional information available that could be material to a decision by the MediQual Stockholders whether to approve and adopt the Merger Agreement and authorize the Merger, and (ii) whether any delay in the closing of the Merger that would be a result of any resolicitation could provide Cardinal with a right to terminate the Merger Agreement. In the event that the MediQual Board is required, in the exercise of its fiduciary duty, to make any of the determinations described above, the MediQual Board intends to consult with its financial, legal and other advisors.


AMENDMENT AND WAIVER

     The Merger Agreement may be amended in writing by each of the parties to the Merger Agreement by action taken or authorized by their respective Boards of Directors at any time before or after adoption of the Merger Agreement by MediQual Stockholders; but after any such approval, no amendment shall be made which by law requires further approval or authorization by MediQual Stockholders without such further approval or authorization.

     At any time prior to the Effective Time, Cardinal (with respect to MediQual) and MediQual (with respect to Cardinal and Subcorp) by action taken or authorized by their respective Boards of Directors may, to the extent legally allowed, (i) extend the time for performance of any of the obligations or other acts of such party, (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or any document delivered pursuant thereto, and (iii) waive compliance with any of the agreements or conditions contained therein; provided that such waiver or extension is set forth in a written instrument signed on behalf of such party.

EXPENSES

     Except as otherwise provided in the Merger Agreement, Cardinal and MediQual will pay their own costs and expenses associated with the transactions contemplated by the Merger Agreement, except that those expenses incurred in connection with filing, printing and mailing the Registration Statement and this Proxy Statement/Prospectus (including filing fees related thereto) will be shared equally by Cardinal and MediQual.

                       RIGHTS OF DISSENTING STOCKHOLDERS

     Stockholders of MediQual who follow the procedures specified in Section 262 of the Delaware General Corporation Law ("Section 262") will be entitled to have their shares of MediQual Common Stock, Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by such Court. In order to take advantage of such rights the procedures set forth in Section 262 must be strictly complied with. Failure to follow any of such procedures may result in a termination or waiver of appraisal rights under Section 262.

     The following discussion of the provisions of Section 262 is not intended to be a complete statement of its provisions and is qualified in its entirety by reference to the full text of that section, a copy of which is attached as Annex B to this Proxy Statement/Prospectus.

     Under Section 262, a stockholder of MediQual electing to exercise appraisal rights must both:

     (1) deliver to MediQual, before the taking of the vote on the proposal relating to the Merger Agreement, a written demand for appraisal of his shares which reasonably informs MediQual of the identity of the stockholder of record and that such record stockholder intends thereby to demand the appraisal of his shares of MediQual capital stock. This written demand is in addition to and separate from any proxy or vote against the proposal relating to the Merger Agreement. Neither a vote against the proposal relating to the Merger nor a proxy directing such a vote shall satisfy the requirement that a written demand for appraisal be delivered to MediQual before the vote on the proposal relating to the Merger Agreement. Such written demand for appraisal should be delivered either in person to the Secretary of MediQual at the Special Meeting before the vote on the proposal relating to the Merger Agreement or in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Eric
         A. Kriss, Secretary, MediQual Systems, Inc., 1900 West Park Drive, Westborough, Massachusetts 01752, prior to the Special Meeting, AND

     (2) not vote in favor of or consent in writing to the proposal relating to the Merger Agreement. A failure to vote against the proposal relating to the Merger Agreement will not constitute a waiver of appraisal rights. HOWEVER, ANY STOCKHOLDER WHO EXECUTES A PROXY AND WHO DESIRES TO PERFECT HIS APPRAISAL RIGHTS MUST MARK THE PROXY "AGAINST" THE PROPOSAL RELATING TO THE MERGER AGREEMENT because if the Proxy is left blank, it will be voted for the proposal relating to the Merger Agreement.

     The written demand for appraisal must be made by or for the holder of record of MediQual Stock registered in his name. Accordingly, such demand should be executed by or for such stockholder of record, fully and correctly, as such stockholder's name appears on his stock certificates. If the stock is owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in such capacity and if the stock is owned of record by more than one person as in a joint tenancy or tenancy in common, such demand should be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that in executing the demand he is acting as agent for the record owner.

     A record owner, such as a broker, who holds MediQual Stock as nominee for others may exercise his right of appraisal with respect to the shares held for all or less than all of the others. In such case the written demand should set forth the number of shares covered by it. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares standing in the name of such record owner.

     Within 10 days after the Effective Time, MediQual as the surviving corporation in the Merger is required to, and will, notify each stockholder of MediQual who has satisfied the foregoing conditions of the date on which the Merger became effective. Within 120 days after such date, MediQual or any such stockholder who has satisfied the foregoing conditions and is otherwise entitled to appraisal rights under Section 262, may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of MediQual capital stock held by all stockholders entitled to appraisal rights. If no such petition is filed, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their shares. MediQual Stockholders seeking to exercise appraisal rights should not assume that MediQual will file a petition with respect to the appraisal of the value of their shares or that MediQual will initiate any negotiations with respect to the "fair value" of such shares. ACCORDINGLY, STOCKHOLDERS OF MEDIQUAL WHO WISH TO EXERCISE THEIR APPRAISAL RIGHTS SHOULD REGARD IT AS THEIR OBLIGATION TO TAKE ALL STEPS NECESSARY TO PERFECT THEIR APPRAISAL RIGHTS IN THE MANNER PRESCRIBED IN SECTION 262.

     Within 120 days after the day of the Effective Time, any stockholder who has complied with the provisions of Section 262 is entitled, upon written request, to receive from MediQual a statement setting forth the aggregate number of shares of MediQual capital stock not voted in favor of adoption of the Merger Agreement and with respect to which demands for appraisal were received by MediQual, and the number of holders of such shares. Such statement must be mailed within 10 days after a written request therefor has been received by MediQual or within 10 days after expiration of the time for delivery of demands for appraisal under Section 262, whichever is later.

     If a petition for an appraisal is timely filed, after a hearing on such petition the Delaware Court of Chancery will determine the stockholders of MediQual entitled to appraisal rights and will appraise the value of the MediQual capital stock owned by such stockholders, determining its "fair value" exclusive of any element of value arising from the accomplishment or expectation of the Merger. The Court will direct payment of the fair value of such shares together with a fair rate of interest, if any, on such fair value to stockholders entitled thereto upon surrender to MediQual of share certificates representing such shares. Upon application of a stockholder, the Court may, in its discretion, order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to appraisal.

     Although MediQual believes that the consideration per share to be paid in the Merger is fair, it cannot make any representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a lower, higher or equivalent value. Moreover, MediQual may or may not argue in an appraisal proceeding for a determination of fair value by the Delaware Court of Chancery which is lower than the consideration per share in the Merger Agreement. In determining the fair value of the shares, the Court is required to take into account all relevant factors. Therefore, such determination could be based upon considerations in addition to the price paid in the Merger, the market value of the shares, asset values and earning capacity. In Weinberger v. UOP, Inc. et al. (decided February 1, 1983), the Delaware Supreme Court stated with respect to Section 262, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should also be considered in an appraisal proceeding.

     Any stockholder of MediQual who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, unless and until he shall deliver a written withdrawal of his demand for appraisal within the time period specified, be entitled to vote his shares for any purpose nor be entitled to the payment of dividends or other distributions on his shares (other than those payable to holders of record as of a date prior to the Effective
Time).

     If no petition for an appraisal is filed within the time provided, or if a stockholder of MediQual delivers to MediQual a written withdrawal of his demand for an appraisal and an acceptance of the Merger, either within

60 days after the Effective Time or with the written approval of MediQual thereafter, then the right of such stockholder to an appraisal will cease and such stockholder shall be entitled to receive the consideration, without interest, to which he would have been entitled had he not demanded appraisal of his shares. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder without the approval of the Court, which approval may be conditioned on such terms as the Court deems just.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     The following discussion is intended to provide a summary of the material federal income tax consequences of the Merger.


     The Merger Agreement provides that, for federal income tax purposes, Cardinal and MediQual intend that the Merger constitute a tax-free "reorganization" within the meaning of Section 368 (a) (1) (A) of the Code (a "Tax-Free Reorganization"), by reason of Section 368 (a)(2)(E) thereof. Cardinal and MediQual intend to treat the Merger as a Tax-Free Reorganization in their federal income tax returns. The principal federal income tax consequences of a Tax-Free Reorganization, under currently applicable law, are as follows: (i) no gain or loss would be recognized by Cardinal, MediQual or Subcorp as a result of the Merger, (ii) with the exception of cash received in lieu of fractional Cardinal Common Shares, no gain or loss would be recognized by the holders of MediQual Stock upon the exchange of their MediQual Stock (including MediQual Common Stock acquired upon the exercise of MediQual Warrants) solely for Cardinal Common Shares, (iii) the tax basis of Cardinal Common Shares to be received by the holders of MediQual Stock in the Merger would be the same as the tax basis of MediQual Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional Cardinal Common Share for which cash is received); and (iv) the holding period of Cardinal Common Shares to be received by the holders of MediQual Stock pursuant to the Merger would include the holding period for which such holders held the MediQual Stock exchanged therefor, provided that such MediQual Stock is a capital asset in the hands of such holder of MediQual Stock as of the Effective Time.

     Based upon the current ruling position of the Internal Revenue Service, cash received by a holder of MediQual Stock in lieu of a fractional Cardinal Common Share in connection with a Tax-Free Reorganization would be treated as received in exchange for such fractional share interest, and gain or loss would be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of such holder's basis in MediQual Stock that would be allocable to such fractional share interest. Such gain or loss would be capital gain or loss provided that such MediQual Stock has been held as a capital asset and would be long-term capital gain or loss if such MediQual Stock has been held for more than one year as of the Effective Time.

     Under guidelines published in Revenue Procedure 77-37, 1977-2 C.B. 568 (the "IRS Guidelines"), the Internal Revenue Service will issue a ruling that a transaction constitutes a Tax-Free Reorganization if certain factual representations can be made with respect thereto. In particular, the Internal Revenue Service Guidelines require a representation that there will be a certain level of continuity of shareholder interest. Because the assurances sufficient to satisfy such continuity-of-shareholder-interest requirement have not been obtained, it is uncertain whether the Merger would satisfy the above-described IRS Guidelines in this regard. MediQual Stockholders should note, however, that the IRS Guidelines are intended only to serve as a description of the circumstances in which the Internal Revenue Service will issue a favorable ruling and not as a statement of the substantive law regarding the qualification of a transaction as a Tax-Free Reorganization. While continuity of shareholder interest is a requirement for tax-free reorganization treatment, Supreme Court precedent supports a lesser degree of continuity than that required by the IRS Guidelines. There cannot, however, be any assurance that the treatment of the Merger by Cardinal, MediQual or MediQual Stockholders as a Tax-Free Reorganization will not be challenged by the Internal Revenue Service, or that any such challenge would not be sustained.

     If the Merger is not characterized as a Tax-Free Reorganization, the principal federal income tax consequences, under currently applicable law, would be as follows: (i) no gain or loss would be recognized by Cardinal or MediQual as a result of the Merger, (ii) gain or loss would be recognized by each holder of

MediQual Stock upon the exchange of MediQual Stock solely for Cardinal Shares equal to the difference between such holder's basis in the MediQual Stock being exchanged and the fair market value of the Cardinal Common Stock Shares received by such holder; (iii) the tax basis of Cardinal Common Shares to be received by the holders of MediQual Stock in the Merger would be the fair market value of such Cardinal Common Shares as of the Effective Time; and (iv) the holding period of Cardinal Common Shares to be received by the holders of MediQual Stock pursuant to the Merger would begin the day after the Effective Time.

     A dissenting MediQual Stockholder who receives cash pursuant to the exercise of dissenter's rights will be treated as having had the MediQual Stock redeemed in exchange for cash. Generally, such dissenting stockholder will recognize gain or loss measured by the difference between the amount of cash received and the tax basis of the shares of MediQual Stock redeemed. If such MediQual Stock was held as a capital asset, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such stock was held for more than one year as of the Effective Time. However, any such dissenting stockholder that constructively owns shares of MediQual Stock that are exchanged for Cardinal Common Shares in the Merger or actually or constructively owns Cardinal Common Shares after the Merger may, in certain circumstances, be required to treat the cash received as dividend income if the receipt of cash by such dissenting stockholder has the effect of a dividend distribution. Whether the receipt of cash has the effect of a dividend distribution would depend upon the dissenting stockholder's particular circumstances. The IRS has indicated in published rulings that a distribution that results in any actual reduction in interest of a small, minority stockholder in a publicly held corporation will not constitute a dividend if the stockholder exercises no control with respect to corporate affairs. Dissenting MediQual Stockholders are urged to consult their tax advisors regarding the tax treatment of any payments they may receive as a result of the exercise of their dissenter's rights.

     Holders of MediQual Warrants should consult with their own tax advisors with respect to the tax consequences of exchanging their MediQual Warrants for Cardinal Warrants. However, holders of MediQual Warrants are cautioned that under current provisions of the Code and current regulations thereunder, the issuance of Cardinal Warrants in exchange for MediQual Warrants may be a taxable transaction, even if the Merger constitutes a Tax-Free Reorganization.

     THE FOREGOING SUMMARY IS NOT INTENDED, AND SHOULD NOT BE CONSIDERED, AS TAX ADVICE. NO RULING HAS BEEN REQUESTED FROM THE INTERNAL REVENUE SERVICE AND NO LEGAL OPINION CONCERNING THE TAX TREATMENT WILL BE RENDERED. HOLDERS OF MEDIQUAL STOCK AND WARRANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE TAX CONSEQUENCES TO THEM UNDER APPLICABLE, FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     Baker & Hostetler LLP, counsel for Cardinal, has advised Cardinal that, subject to the limitations stated herein, the foregoing discussion provides a summary of the material federal income tax consequences to MediQual Stockholders receiving Cardinal Common Shares in the Merger. Such advice does not constitute a legal opinion as to whether or not the Merger will constitute a Tax-Free Reorganization.

                                 THE COMPANIES

BUSINESS OF CARDINAL

     Cardinal, a holding company operating through a number of operating subsidiaries, is a leading health care service provider, offering an array of value-added pharmaceutical distribution services and pharmaceutical-related products and services to a broad base of customers. It is one of the nation's largest wholesale distributors of pharmaceutical and related health care products to independent and chain drug stores, hospitals, alternate care centers and the pharmacy departments of supermarkets and mass merchandisers located throughout the continental United States. Through its Pyxis subsidiary, Cardinal develops, manufactures, leases, sells and services unique point-of-use systems which automate the distribution, management and control of medications and supplies in hospitals and alternate care facilities. Cardinal is also the largest franchisor of independent retail pharmacies in the United States through its Medicine Shoppe subsidiary. In addition, through its Owen subsidiary, Cardinal provides pharmacy management and information services to hospitals. PCI, another one of Cardinal's subsidiaries, is also a leading international provider of integrated packaging services to pharmaceutical manufacturers.

     As a full-service wholesale distributor, Cardinal complements its distribution activities by offering a broad range of value-added support services to assist Cardinal's customers and suppliers in maintaining and improving their market positions and to strengthen Cardinal's role in the channel of distribution. These support services include computerized order entry and order confirmation systems, customized invoicing, generic sourcing programs, product movement and management reports, consultation on store operation and merchandising, and customer training. Cardinal's proprietary software systems feature customized databases specially designed to help its customers order more efficiently, contain costs, and monitor their purchases which are covered by group contract purchasing arrangements.

     Cardinal operates several specialty health care businesses which offer value-added services to Cardinal's customers and suppliers while providing Cardinal with additional opportunities for growth and profitability. For example, Cardinal operates a pharmaceutical repackaging program for both independent and chain drugstore customers and serves as a distributor of therapeutic plasma products and other specialty pharmaceuticals to hospitals, clinics and other managed care facilities on a nationwide basis through the utilization of telemarketing and direct mail programs. These specialty distribution activities are part of Cardinal's overall strategy of developing diversified products and services to enhance the profitability of its business and that of its customers and suppliers.

     In February 1994, Cardinal combined with Whitmire, a Folsom, California-based drug wholesaler. The majority of Whitmire's sales were concentrated in the western and central United States, complementing Cardinal's former concentration of sales in the eastern United States and positioning the combined company to service both customers and suppliers on a national basis. As a result of the Whitmire merger, Cardinal now maintains a network of pharmaceutical distribution centers enabling it to routinely serve the entire population of the continental U.S. on a next-day basis.

     Cardinal has completed several additional business combinations since the Whitmire merger. On July 1, 1994, Cardinal acquired Humiston-Keeling, Inc., a Calumet City, Illinois-based drug wholesaler serving customers located primarily in the upper midwest region of the United States. On July 18, 1994, Cardinal completed a merger with Behrens Inc., a Waco, Texas-based drug wholesaler serving customers located primarily in Texas and adjoining states. On November 13, 1995, Cardinal completed a merger with MSI, a St. Louis, Missouri-based franchisor of independent apothecary-style retail pharmacies in the United States and abroad. On May 7, 1996, Cardinal completed a merger with Pyxis, a San Diego, California-based designer, manufacturer, marketer and servicer of unique, point-of-use systems which automate the distribution, management and control of medications and supplies in hospitals and other healthcare facilities. On October 11, 1996, Cardinal completed a merger with PCI, a Philadelphia, Pennsylvania-based provider of integrated packaging services to pharmaceutical manufacturers. Finally, on March 18, 1997, Cardinal completed a merger with Owen, a Houston, Texas-based provider of fully integrated pharmacy management and information services to hospitals.


     On August 24, 1997, Cardinal and Bergen Brunswig Corporation ("Bergen") announced that they had entered into a definitive merger agreement pursuant to which a wholly owned subsidiary of Cardinal will be merged with and into Bergen. See "Recent Developments."


     Additional information concerning Cardinal and its subsidiaries is included in the Cardinal documents filed with the Commission, which are incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

SUBCORP

     Subcorp is a newly formed, wholly owned subsidiary of Cardinal formed for the purpose of effecting the Merger.

BUSINESS OF MEDIQUAL

     MediQual Systems, Inc. is a leading supplier of clinical information management ("CIM") systems and services to the health care industry. MediQual's systems and services combine proprietary clinical knowledge with raw patient encounter data to create valuable information that providers, payors and suppliers use to monitor and enhance the effectiveness, efficiency and appropriateness of care.

     Systems and Services. MediQual has addressed the growing demand for this information by developing its Atlas System, a comprehensive, desktop CIM system. The Atlas System is comprised of five major components: (i) a standardized retrospective data repository; (ii) proprietary benchmarking databases; (iii) embedded clinical knowledge; (iv) comprehensive provider databases; and (v) on-line analytical processing. The Atlas System, which is designed to systematically analyze effectiveness (whether a particular treatment helped the patient); efficiency (whether the proper resources were used to provide care); and appropriateness (whether the chosen treatment was the best option), enables users to perform sophisticated, quantitative analyses which may be used for a variety of applications including:

     1. benchmarking internal performance;

     2. competitively assessing cost and quality positions in local markets;

     3. quantifying the impact of managed care and capitated contracts;

     4. developing local integrated delivery networks;

     5. evaluating the efficacy of new pharmaceuticals and medical devices;

     6. credentialing physicians; and

     7. reporting to third parties for regulatory and contract compliance.

MediQual's customers often use the information provided by the Atlas System to determine the appropriate areas for cost reduction which would not have an adverse effect on patient care.

     Atlas System Components. The Atlas System is a modular CIM System designed to enhance health care value by performing quantitative analysis of patient data. The Atlas System provides a comprehensive, cost-effective desktop solution to the problem of generating sophisticated information from disparate raw data sources. The Atlas System software is written in Microsoft FoxPro for Windows, Visual C++ and Visual Basic. The Atlas System supports multiple, concurrent users in most network environments with personal computers running Microsoft Windows and uses Microsoft Excel to display results. The modular design of the Atlas System enables MediQual to integrate additional applications quickly and easily, in order to be responsive to evolving customer needs. The Atlas System is comprised of the following major components:

     Atlas Repository and Atlas Glossary. The Atlas Repository electronically interfaces with on-line transaction processing (OLTP) systems maintained by healthcare providers which serve administrative functions such as patient admissions and billing. In many cases, the data created by these systems (known as UB-92 data based on the administrative billing standard developed by Health Care Financing Administration), includes diagnostic and procedure codes, treatment charges and patient demographics. The interface with Atlas enables the electronic capture of data from OLTP systems and from paper medical records and selects relevant data for analysis from Atlas provider and benchmarking databases. MediQual has developed the Atlas Glossary, a comprehensive data dictionary and coding system that covers all aspects of patient treatment, including lab tests, pharmaceuticals, vital signs, patient history, radiology and clinician notes. The Atlas Glossary defines appropriate time frames, ensures uniform collection and definition of terms, and excludes irrelevant data. The Atlas Repository also includes Table Maintenance, a tool for mapping provider-specific codes to Atlas Glossary codes, thereby allowing benchmarking data to be cost-effectively developed from a wide range of providers in geographically diverse locations.

     Atlas Benchmarking Databases. Atlas users can access more than 40 specially formatted CD-ROM databases derived principally from MediQual's master database. These CD-ROM databases enable customers to benchmark by provider location, size and specialty or by disease. MediQual's master database is comprised of integrated clinical and administrative data derived from more than 20 million patient encounters. MediQual routinely receives, as part of its license agreements, a copy of provider-specific data which is standardized using the Atlas Glossary and Table Maintenance in the Atlas Repository.

     Embedded Clinical Knowledge. The Atlas System contains clinical knowledge that enables statistically valid conclusions to be reached from a comparison of different patient populations. More than 200 disease models, covering substantially all acute conditions such as heart failure, stroke and pneumonia, were developed using this master database and are embedded in the Atlas System in the form of software algorithms. Disease models typically contain between 10 and 30 independent variables such as history of prior medical conditions, laboratory test results, vital signs and physical exam findings. For example, the model that predicts the probability of death for patients diagnosed with heart failure contains thirty independent variables, including prior history of cancer, presence of lethargy, use of mechanical vent, respiration rate, blood pressure and creatinine level.

     Atlas Provider Databases. MediQual creates Atlas provider databases specially formatted on CD-ROM by validating, classifying and scoring UB-92 data from the federal government and approximately 20 states and from private data sharing consortiums comprised of providers and payors. In addition, MediQual adds embedded clinical knowledge that is based on statistical models derived from UB-92 data elements. This clinical knowledge enables the user to adjust for the expected cost of treating differing combinations of diagnoses and procedures. MediQual has developed more than 125 Atlas provider databases.

     On-Line Analytical Processing. The Atlas System provides on-line analytical processing that enables real-time, drill-down and multi-dimensional viewing of data contained in the Atlas Repository. The ability to change perspective from summary to detail level and to add or delete selection criteria is essential to the iterative analytical power of the Atlas System. The Atlas System also offers advanced features such as filters, thresholds and built-in statistics, which provide users with an ability to conduct customized data analysis using more than 400 variables. These variables can be manipulated based upon the analysis to be conducted and the particular database in use. For example, the overall mortality rate for pneumonia patients can be (i) segmented by age, gender and history of heart failure, (ii) filtered for specific infecting organisms, and
(iii) refined with a minimum threshold to eliminate rare occurrences. In this manner, users can test various hypotheses quickly using a comprehensive iterative methodology.

     Atlas System Modules. The Atlas System is comprised of three modules: Atlas Market View, Atlas Resources and Atlas Outcomes. These modules are defined primarily by the type of data they are designed to analyze. Atlas Market View analyzes Atlas provider databases to enable competitive assessments of physicians and hospitals. Atlas Resources and Atlas Outcomes analyze provider-specific patient encounter data together with benchmarking databases derived from MediQual's proprietary master database. Atlas Outcomes encompasses all the functionality of Atlas Resources, and adds certain clinical applications that address effectiveness, efficiency and appropriateness. Atlas Outcomes includes optional disease and peer group benchmarking databases and adds the ability to collect clinical data from paper medical records. Clients may upgrade from Atlas Resources to Atlas Outcomes at any time. Each module is packaged with at least one of the more than 150 different CD-ROM databases that MediQual has developed. Each module (and optional CD-ROM databases) contains application frameworks, called MQ Analyses, and also includes standard reports, called MQ Templates, which may be modified by the user to build a custom library of reports and applications.

     Atlas Market View provides competitive assessments of physicians and hospitals on their relative efficiency, effectiveness and appropriateness of care. These assessments include profiles of charges, lengths of treatment, mortality and admission criteria. Atlas Market View analyzes federal, state and private UB-92 data that has been specially prepared and formatted on CD-ROM. This module contains embedded clinical knowledge, based on statistical models derived from UB-92 data, that enables the user to adjust for diverse patient populations under study, including differing combinations of diagnoses and procedures. Atlas Market View also contains a benchmark for overnight admission appropriateness, based on norms derived from MediQual's master database.

     Atlas Resources provides management assessments of the efficiency and resource utilization of clinical processes and physicians. These assessments include summaries of various patient populations and extensive ad hoc analysis of the related underlying costs. Atlas Resources analyzes downloaded OLTP data that has been specially prepared for the Atlas Repository with a national benchmark derived from MediQual's master database. This module shares the same embedded clinical knowledge that is contained in Atlas Market View.

     Atlas Outcomes, which expands the functionality of Atlas Resources by incorporating additional databases and applications, is designed to provide comprehensive internal assessments of clinical processes and providers. These assessments include profiles of specific procedures, clinical summaries of various patient populations and extensive ad hoc analysis of efficiency, effectiveness and appropriateness. Atlas Outcomes combines provider data downloaded from OLTP systems with data obtained directly from paper medical records that has been specially prepared for the Atlas Repository and analyzes such data against multiple disease and peer benchmarks derived from MediQual's master database. This module contains additional embedded clinical knowledge, based on statistical models derived from both UB-92 and clinical data elements, that enables the user to adjust for differing combinations of diagnoses, procedures, on-admission severity, length of stay, complications and other factors.

  Web Applications.

     MediQual has developed a large World Wide Web site (www.mediqual.com) to promote the concept of quantitative analysis as applied to heath care issues. As part of its promotion efforts, MediQual has published several collections of linked Web pages, called eBooks, as well as an interactive Heart Attack Survival Calculator. MediQual intends to expand its activities in Web-related technologies and publications.

Under Development


     Physician Report Card. To remain competitive, providers increasingly need to be differentiated based on cost and quality parameters. Physician Report Card is a new application that provides a statistical basis for making credentialing and managed care decisions. Physician Report Card was released in August 1997.



     Atlas Scanning. MediQual is planning to automate part of the process of collecting paper-based data by scanning specially-designed data forms. Scanning will significantly reduce data entry errors as well as the time required to enter data. MediQual expects that scanning, currently in beta test, will be introduced in early 1998.


     Atlas Specialized Versions. MediQual is developing specialized versions of Atlas modules for use in new applications such as materials management. MediQual expects that the first of these specialized versions will be introduced in early 1998. MediQual has also modified Atlas modules for various regional data sharing consortiums that desire additional analytical or reporting features.

     Services. For providers, payors and suppliers who prefer a service solution to address their information needs, MediQual provides analytic services for the management of various diseases, data abstraction services and development of custom databases. MediQual also conducts research for pharmaceutical manufacturers and develops customized eBooks and other applications for use with Web browsers.

     Competition. The market for health care information systems and services is intensely competitive. Most of MediQual's competitors and potential competitors have significantly greater financial, technical, system development and marketing resources than MediQual. MediQual competes directly with other vendors of health care information and consultants who provide related services. MediQual also competes with MIS departments of large hospital networks, some of which have developed, or plan to develop, their own CIM capabilities. In addition, potential competitors include OLTP vendors who may wish to build, rather than buy, CIM technology. Many of these competitors and potential competitors have substantial installed customer bases in the health care industry and the ability to fund significant system development and acquisition efforts. MediQual believes that the principal competitive factors in its market are system functionality and features, price, training and support, customer references and firm reputation. Management seeks to differentiate MediQual's systems from those of its competitors by developing and maintaining technological advantages, including the availability of MediQual's large and expanding proprietary database and the capability to perform sophisticated on-line analytical processing, which contribute to the comprehensive nature of

MediQual's Atlas System and the modular design of MediQual's systems which permits MediQual to license additional databases and applications to existing customers.

     Government Regulation. The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of health care industry participants. During the past several years, the U.S. health care industry has been subject to changes in governmental regulation of, among other things, reimbursement rates and certain capital expenditures. Health care industry participants may react to these proposals and the uncertainty surrounding such proposals by curtailing or deferring investments, including those for MediQual's systems and services. Additionally, although the FDA does not currently regulate MediQual's systems or services, if authorized to extend its regulation of software, the FDA could impose extensive requirements that might negatively impact the time and expense necessary to develop new systems. MediQual cannot predict what impact, if any, such events might have on its business, results of operations and financial condition. Further, many health care providers are consolidating to create larger health care delivery enterprises with greater regional market power. As a result, the remaining enterprises could have greater bargaining power, which may lead to price erosion of MediQual's systems and services.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION



     The following unaudited pro forma combined financial information should be read in conjunction with the consolidated financial statements, including the notes thereto, of Cardinal and Bergen which are incorporated by reference in this Proxy Statement/Prospectus. The pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below, and is not necessarily indicative of the operating results or financial position that would have occurred if Cardinal's proposed merger with Bergen (the "Bergen Merger") had been consummated nor is it necessarily indicative of future operating results or financial position of the combined enterprise. Estimated merger expenses to be incurred in connection with the Bergen Merger and any adjustments to be made to conform the accounting policies of Cardinal and Bergen have not yet been determined; accordingly there are no amounts for such items in the following unaudited pro forma combined financial information. See Note 2 for further discussion.


                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

     The following unaudited pro forma combined balance sheet presents, under the pooling-of-interests accounting method, the consolidated balance sheets of Cardinal and Bergen combined as of June 30, 1997.


                                                                                 BERGEN
                                                                CARDINAL        BRUNSWIG
                                                              HEALTH, INC.     CORPORATION
                                                                JUNE 30,        JUNE 30,        PRO FORMA      PRO FORMA
                                                                  1997            1997         ADJUSTMENTS     BALANCES(1)
                                                              ------------     -----------     -----------     ----------
                                                                                    (IN THOUSANDS)
ASSETS
Current assets:
  Cash and equivalents......................................   $  243,061      $   18,647       $      --      $ 261,708
  Trade receivables.........................................      672,164         703,244                      1,375,408
  Current portion of net investment in sales-type leases....       40,720              --                         40,720
  Merchandise inventories...................................    1,453,120       1,300,956                      2,754,076
  Prepaid expenses and other................................       94,668           7,135                        101,803
                                                               ----------      ----------        --------      ----------
        Total current assets................................    2,503,733       2,029,982                      4,533,715
                                                               ----------      ----------        --------      ----------
Property and equipment -- at cost...........................      476,544         271,561              --        748,105
Accumulated depreciation and amortization...................     (199,869)       (130,909)             --       (330,778)
                                                               ----------      ----------        --------      ----------
Property and equipment -- net...............................      276,675         140,652              --        417,327
Other assets:
  Net investment in sales-type leases, less current
    portion.................................................      119,532              --                        119,532
  Goodwill and other intangibles............................      122,104         342,959                        465,063
  Other.....................................................       86,502          70,928                        157,430
                                                               ----------      ----------        --------      ----------
        Total...............................................   $3,108,546      $2,584,521       $      --      $5,693,067
                                                               ==========      ==========        ========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable -- banks....................................   $   22,159      $                $      --      $  22,159
  Current portion of long-term obligations..................        6,158              --                          6,158
  Accounts payable..........................................    1,135,951       1,328,247                      2,464,198
  Other accrued liabilities(2)..............................      244,491         224,440                        468,931
                                                               ----------      ----------        --------      ----------
        Total current liabilities...........................    1,408,759       1,552,687                      2,961,446
                                                               ----------      ----------        --------      ----------
Long-term obligations -- less current portion...............      277,766         385,140              --        662,906
Deferred income tax and other liabilities...................       89,821          18,872                        108,693
Shareholders' equity:
  Common Shares.............................................      645,051         237,971              --        883,022
  Retained earnings(2)......................................      699,366         477,838                      1,177,204
  Common Shares in treasury, at cost........................       (6,373)        (88,279)                       (94,652)
  Other.....................................................       (5,844)            292                         (5,552)
                                                               ----------      ----------        --------      ----------
        Total shareholders' equity..........................    1,332,200         627,822              --      1,960,022
                                                               ----------      ----------        --------      ----------
        Total...............................................   $3,108,546      $2,584,521       $      --      $5,693,067
                                                               ==========      ==========        ========      ==========


      See accompanying notes to the unaudited pro forma combined financial information.

              UNAUDITED PRO FORMA COMBINED STATEMENTS OF EARNINGS


     The following unaudited pro forma combined statements of earnings present, under the pooling-of-interests accounting method, the consolidated statements of earnings of Cardinal for the fiscal years ended June 30, 1997, June 30, 1996 and June 30, 1995 combined with the consolidated statements of earnings of Bergen for the twelve months ended June 30, 1997 and fiscal years ended September 30, 1996 and 1995, respectively. The financial results of Bergen for the quarter ended September 30, 1996 are included in the pro forma data for both of the twelve month periods ended June 30, 1996 and 1997. Bergen's net revenues and net earnings for the quarter ended September 30, 1996 were approximately $2.6 billion and $18.3 million, respectively.



                                           FISCAL YEAR      TWELVE MONTHS
                                              ENDED             ENDED
                                                    JUNE 30, 1997
                                           -------------------------------
                                             CARDINAL      BERGEN BRUNSWIG     PRO FORMA      PRO FORMA
                                           HEALTH, INC.      CORPORATION      ADJUSTMENTS    RESULTS(1)
                                           ------------    ---------------    -----------    -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues(3)........................... $ 10,968,042      $11,259,234       $             $22,227,276
Cost of products sold.....................   10,063,084       10,629,811                      20,692,895
                                           ------------      -----------       ---------     -----------
Gross margin..............................      904,958          629,423              --       1,534,381
Selling, general and administrative
  expenses................................      513,617          460,469                         974,086
Merger related costs -- prior
  mergers(4)..............................      (56,963)          (5,800)                        (62,763)
                                           ------------      -----------       ---------     -----------
Operating earnings(4).....................      334,378          163,154              --         497,532
Other income (expense)....................      (22,098)         (29,844)                        (51,942)
                                           ------------      -----------       ---------     -----------
Earnings before income taxes..............      312,280          133,310              --         445,590
Provision for income taxes................      131,161           54,081                         185,242
                                           ------------      -----------       ---------     -----------
Net earnings, excluding estimated Bergen
  Merger expenses(4)...................... $    181,119      $    79,229       $      --     $   260,348
                                           ============      ===========       =========     ===========
Earnings per Common Share, excluding
  estimated Bergen Merger expenses(4)(5)
     Primary.............................. $       1.66                                      $      1.76
     Fully diluted........................ $       1.66                                      $      1.75
Weighted average number of Common Shares
  outstanding(5):
     Primary..............................      109,118                                          148,330
     Fully diluted........................      109,172                                          148,384


      See accompanying notes to the unaudited pro forma combined financial information.

                                                  FISCAL YEAR ENDED
                                             JUNE 30,       SEPTEMBER 30,
                                               1996             1996
                                           ------------    ---------------
                                             CARDINAL      BERGEN BRUNSWIG    PRO FORMA      PRO FORMA
                                           HEALTH, INC.      CORPORATION      ADJUSTMENTS   RESULTS(1)
                                           ------------    ---------------    ----------    -----------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues(3)...........................  $ 9,246,420      $ 9,942,697      $             $19,189,117
Cost of products sold.....................    8,473,186        9,368,893                     17,842,079
                                            -----------      -----------      -----------   -----------
Gross margin..............................      773,234          573,804              --      1,347,038
Selling, general and administrative
  expenses................................      479,440          418,364                        897,804
Merger related costs -- prior
  mergers(4)..............................      (67,250)              --                        (67,250)
                                            -----------      -----------      -----------   -----------
Operating earnings(4).....................      226,544          155,440              --        381,984
Other income (expense)....................      (14,481)         (30,170)                       (44,651)
                                            -----------      -----------      -----------   -----------
Earnings before income taxes..............      212,063          125,270              --        337,333
Provision for income taxes................       94,429           51,737                        146,166
                                            -----------      -----------      -----------   -----------
Net earnings, excluding estimated Bergen
  Merger expenses(4)......................  $   117,634      $    73,533      $       --    $   191,167
                                            ===========      ===========      ===========   ===========
Earnings per Common Share, excluding
  estimated Bergen Merger expenses(4)(5):
     Primary..............................  $      1.14                                     $      1.35
     Fully diluted........................         1.14                                            1.34
Weighted average number of Common Shares
  outstanding(5)
     Primary..............................      102,922                                         141,923
     Fully diluted........................      103,832                                         142,833


      See accompanying notes to the unaudited pro forma combined financial information.

                                               FISCAL YEAR ENDED
                                          JUNE 30,        SEPTEMBER 30,
                                            1995              1995
                                        ------------     ---------------
                                          CARDINAL       BERGEN BRUNSWIG      PRO FORMA       PRO FORMA
                                        HEALTH, INC.       CORPORATION       ADJUSTMENTS     RESULTS(1)
                                        ------------     ---------------     -----------     -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues(3).......................   $ 8,342,517       $ 8,447,607       $               $16,790,124
Cost of products sold.................     7,673,044         7,944,396                        15,617,440
                                          ----------        ----------        ----------      ----------
Gross margin..........................       669,473           503,211                --       1,172,684
Selling, general and administrative
  expenses............................       413,630           363,179                           776,809
                                          ----------        ----------        ----------      ----------
Operating earnings....................       255,843           140,032                --         395,875
Other income (expense)................       (13,724)          (30,542)                          (44,266)
                                          ----------        ----------        ----------      ----------
Earnings before income taxes..........       242,119           109,490                --         351,609
Provision for income taxes............        99,604            45,548                           145,152
                                          ----------        ----------        ----------      ----------
Net earnings, excluding estimated
  Bergen Merger expenses(4)...........   $   142,515       $    63,942       $        --     $   206,457
                                          ==========        ==========        ==========      ==========
Earnings per Common Share, excluding
  estimated Bergen Merger expenses(5)
     Primary..........................   $      1.42                                         $      1.48
     Fully diluted....................   $      1.40                                         $      1.47
Weighted average number of Common
  Shares outstanding(5)
     Primary..........................       100,566                                             139,124
     Fully diluted....................       101,756                                             140,314


      See accompanying notes to the unaudited pro forma combined financial information.

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

                                  (UNAUDITED)

(1)  CARDINAL AND BERGEN HISTORICAL FISCAL YEARS


     Cardinal's historical fiscal year ends on June 30, while Bergen's historical fiscal year ends on September 30. For purposes of combining Bergen's historical financial information with Cardinal's in the pro forma combined statements of earnings herein, the financial information of Bergen has been accumulated for the twelve month period ended and as of June 30, 1997 and the fiscal years ended September 30, 1996 and 1995. As a result, the financial results of Bergen for the quarter ended September 30, 1996 are included in the pro forma data for both of the twelve month periods ended June 30, 1996 and 1997. Bergen's net revenues and net earnings for the quarter ended September 30, 1996 were approximately $2.6 billion and $18.3 million, respectively.



     In addition, certain amounts in the historical consolidated financial statements of Cardinal and Bergen have been reclassified for the pro forma presentation.


(2)  MERGER RELATED EXPENSES


     In connection with the Bergen Merger, the companies expect to incur investment banking, legal, accounting, and other related transaction costs and fees. Additionally, the companies expect to incur other merger related costs associated with the integration of the separate companies and institution of efficiencies anticipated as a result of the Bergen Merger. These merger related costs will be charged to expense in the period in which the Bergen Merger is consummated, or in subsequent periods, when incurred. Since the Bergen Merger has not yet been consummated and transition plans are currently being developed, the merger related costs cannot be estimated at this time.



     The accounting policies of Cardinal and Bergen are currently being studied from a conformity perspective. The impact of conforming accounting policies (if any) is not presently estimable. If conforming adjustments are required, they will be recorded as part of the restatement of prior periods, as required by the pooling-of-interests accounting method.



(3)  TRANSACTIONS BETWEEN CARDINAL AND BERGEN



     Owen, a wholly owned subsidiary of Cardinal, purchases approximately $200 million of pharmaceuticals annually from Bergen. At June 30, 1997, Owen's unsold inventory related to purchases from Bergen was not significant. The amounts arising from these transactions are not material to the pro forma combined amounts and, accordingly, the unaudited pro forma combined statements of earnings do not include adjustments for these items.



(4)  EFFECT OF MERGER RELATED COSTS



     Amounts include the effect of merger related costs recorded by Cardinal in the fiscal years ended June 30, 1997 and 1996 and by Bergen during the twelve months ended June 30, 1997. During the fiscal year ended June 30, 1997, Cardinal recorded a charge to reflect the estimated Owen and PCI merger related costs of approximately $57 million ($40.2 million, net of tax). During the twelve month period ended June 30, 1997, Bergen recorded a charge of approximately $5.8 million ($3.4 million, net of tax) for expenses related to the terminated merger with IVAX Corporation. The effect of the merger related costs on the 1997 unaudited pro forma combined results was to reduce pro forma net earnings, by $43.6 million to $260.3 million and to reduce pro forma fully diluted earnings per common share, excluding estimated Bergen Merger expenses, by $.29 per share to $1.75 per share.



     During the fiscal year ended June 30, 1996, Cardinal recorded a charge to reflect the estimated Medicine Shoppe and Pyxis merger related costs of approximately $67.3 million ($47.8 million, net of tax). The effect of the merger related costs on the 1996 unaudited pro forma combined results was to reduce pro forma net earnings, excluding estimated Bergen Merger expenses, by $47.8 million to $191.2 million and to reduce pro forma fully diluted earnings per common share, by $.33 per share to $1.34 per share.

(5)  EARNINGS PER SHARE



     The pro forma net earnings per share reflect: (i) the weighted average number of Cardinal Common Shares that would have been outstanding had the Merger occurred at the beginning of the periods presented based upon an exchange ratio of 0.775 Cardinal Common Shares to be issued for each Bergen Common Share outstanding, and (ii) the dilutive impact of Cardinal and Bergen stock options and warrants using the treasury stock method. All Bergen options are assumed to be converted into options for Cardinal Common Shares at an exchange ratio of
0.775 Cardinal Common Shares for each Bergen Common Share, before application of the treasury stock method.

                      SELECTED FINANCIAL DATA OF MEDIQUAL


     The selected financial data set forth below for each of the three years ended December 31, 1994, 1995 and 1996, and at December 31, 1995 and 1996, are derived from financial statements of MediQual audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Proxy Statement/Prospectus. The selected financial data for the years ended December 31, 1992 and 1993, and at December 31, 1992, 1993 and 1994, are derived from financial statements of MediQual audited by Arthur Andersen LLP, which are not included in this Proxy Statement/Prospectus. The financial data for the six months ended June 30, 1996 and 1997 are derived from unaudited financial statements included elsewhere in this Proxy Statement/Prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which MediQual considers necessary for a fair presentation of its financial position and results of operations for these periods. Operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of MediQual" and the Financial Statements of MediQual and Notes thereto included elsewhere in this Proxy Statement/Prospectus.


                        MEDIQUAL SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                             SIX MONTHS
                                                               FISCAL YEAR ENDED                               ENDED
                                                                 DECEMBER 31,                                 JUNE 30,
                                            -------------------------------------------------------     --------------------
                                             1992        1993        1994        1995        1996         1996        1997
                                            -------     -------     -------     -------     -------     --------     -------
EARNINGS STATEMENT DATA:
  Revenues................................  $14,700     $13,097     $12,084     $10,974     $11,002     $  5,707     $ 5,951
Operating expenses
  Cost of revenues........................    3,605       2,852       2,998       2,445       2,067          931       1,644
  Sales and marketing.....................    3,997       2,505       1,927       1,970       1,039          490         471
  Research and development................    4,204       4,152       3,626       4,013       2,413        1,328       1,150
  General and administrative..............    2,515       2,198       3,401       3,358       2,759        1,619       1,007
  Restructuring charge (credit)...........      604       1,623          --         580        (153)        (102)         --
                                            -------     -------     -------     -------     -------     --------     -------
    Total operating expenses..............   14,925      13,330      11,952      12,366       8,125        4,266       4,272
                                            -------     -------     -------     -------     -------     --------     -------
Operating income (loss)...................     (225)       (233)        132      (1,392)      2,877        1,441       1,679
Interest and other expense (income),
  net.....................................       31         (55)       (173)         70        (137)         (98)       (143)
Non-recurring expenses of terminated
  IPO.....................................       --          --          --          --         600           --          --
                                            -------     -------     -------     -------     -------     --------     -------
Income (loss) before income taxes.........     (256)       (178)        305      (1,462)      2,414        1,539       1,822
Provision for income taxes................       18           8          23          --         115          185         137
                                            -------     -------     -------     -------     -------     --------     -------
Net income (loss).........................     (274)       (186)        282      (1,462)      2,299        1,354       1,685
Accretion of preferred stock dividends....       72         205         392         295         461          228         241
                                            -------     -------     -------     -------     -------     --------     -------
Net income (loss) to common
  stockholders............................  $  (346)    $  (391)    $  (109)    $(1,757)    $ 1,838     $  1,127     $ 1,444
                                            =======     =======     =======     =======     =======     ========     =======
Pro forma earnings (loss) per common
  share(1)
  Primary.................................  $ (0.08)    $ (0.08)    $ (0.02)    $ (0.31)    $  0.31     $   0.19     $  0.24
  Fully diluted...........................    (0.08)      (0.08)      (0.02)      (0.31)       0.29         0.18        0.23
Pro forma weighted average number of
  common shares outstanding(1)
  Primary.................................    4,392       5,150       5,603       5,663       5,956        5,826       5,989
  Fully diluted...........................    4,698       5,307       5,982       5,878       6,401        6,153       6,319



                                                               DECEMBER 31,                                   JUNE 30,
                                        -----------------------------------------------------------     --------------------
                                          1992         1993         1994         1995        1996         1996        1997
                                        --------     --------     --------     --------     -------     --------     -------
BALANCE SHEET DATA:
Total assets..........................  $  4,760     $  6,483     $  4,865     $  3,231     $ 4,696     $  4,185     $ 5,982
Long-term debt, less current
  portion.............................       256          331          267          605          75          102          --
Redeemable preferred stock............     8,389       10,594       10,986       11,281      11,741       11,509      11,983
Stockholders' deficit.................   (10,184)     (10,441)     (10,485)     (12,227)     (9,696)     (10,407)     (8,205)


---------------

(1) See Note 2 of MediQual's Notes to Financial Statements for an explanation of the basis used to calculate pro forma earnings (loss) per Common Share and pro forma weighted average number of Common Shares. See "Financial Statements of MediQual Systems, Inc."

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                       RESULTS OF OPERATIONS OF MEDIQUAL

OVERVIEW

     MediQual is a leading supplier of clinical information management ("CIM") systems and services to the health care industry. MediQual's systems and services combine proprietary clinical knowledge with raw patient encounter data to create valuable information that providers, payors and suppliers use to monitor and enhance the effectiveness, efficiency and appropriateness of care.

     The initial version of MediQual's CIM system, MedisGroups, was introduced in 1987. In April 1994, MediQual began replacing MedisGroups, which was rapidly becoming obsolete, with a series of integrated modules marketed as the Atlas System. Over the four-year period beginning in January 1991, revenues derived from MedisGroups declined as a result of both fewer unit licenses and price reductions, reflecting, in part, the advancing obsolescence of that system. In April 1994, MediQual released the first module of its Atlas System. Over the two-year period ended April 1996, MediQual released two additional Atlas System modules, thereby fully replacing the MedisGroups system and significantly expanding the capabilities of MediQual's systems. Concurrently, MediQual began the process of converting existing MedisGroups licenses to licenses for the Atlas System. MediQual no longer directs any efforts toward developing, licensing or supporting MedisGroups, because MediQual has successfully converted over 90% of MedisGroups users to the Atlas System. Such former MedisGroups users have renewed Atlas System licenses at a rate approximately equal to MediQual's historical customer renewal rate.

     MediQual also provides analytic services for the management of various diseases, data collection services and development of custom databases.

     Prior to 1994, substantially all of MediQual's revenues were derived from licensing the MedisGroups system. Since 1993, MedisGroups revenues have significantly declined while revenues derived from licensing the Atlas System and from services have significantly increased. The following table shows the amounts and percentages of MediQual's total revenues represented by MedisGroups, the Atlas System and services for the periods presented:


                                                                                       SIX MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,                                 JUNE 30,
                   -------------------------------------------------------     ---------------------------------
                        1994                1995                1996                1996               1997
                   ---------------     ---------------     ---------------     --------------     --------------
                   AMOUNT       %      AMOUNT       %      AMOUNT       %      AMOUNT      %      AMOUNT      %
                   -------     ---     -------     ---     -------     ---     ------     ---     ------     ---
                                                         ($ IN THOUSANDS)
REVENUES
  MedisGroups....  $ 8,459      70%    $ 4,674      42%    $   683       6%    $ 683       12%    $  --        0%
  Atlas System...    3,150      26%      5,131      47%      8,007      73%    3,662       64%    4,224       71%
  Services.......      475       4%      1,169      11%      2,312      21%    1,362       24%    1,727       29%
                   -------     ---     -------     ---     -------     ---     ------     ---     ------     ---
                   $12,084     100%    $10,974     100%    $11,002     100%    $5,707     100%    $5,951     100%
                   =======     ===     =======     ===     =======     ===     ======     ===     ======     ===


     MediQual believes that as the market for Atlas Systems and services matures, the continued growth of MediQual will require the successful introduction, development or acquisition of new applications and further enhancements to its existing systems and services. In order to achieve increased market penetration of the Atlas System, MediQual plans to continue to (i) develop complementary application modules and databases to license to new customers and cross-market to existing customers, (ii) develop improved user interfaces to simplify customer use of the Atlas System, (iii) provide ongoing training seminars to help customers improve their analytical use of the Atlas System and (iv) expand the Atlas System to collect new types of data which will allow MediQual to develop and license additional applications and comparative databases to its customers.

     MediQual licenses its systems pursuant to annual agreements that provide for the payment of license fees at the beginning of the term. The sales cycle, which may vary depending on the extent of a prospective customer's planned scope of usage, generally ranges from three to nine months. Customer renewal rates were

90%, 92% and 90% in 1994, 1995 and 1996, respectively. Annual license fee revenues are recognized upon shipment of the systems or on the annual renewal date. A portion of the annual fee (ranging from 5% to 20%, depending on the number of Atlas System modules licensed by a customer) attributable to customer support is recognized ratably over the term of the agreement. Service revenue is recognized when services are rendered.

     MediQual's operating expenses consist primarily of personnel costs, including compensation, sales commissions and employee benefits. Between 1993 and 1995, MediQual invested approximately $11 million in the development of the Atlas System while maintaining the MedisGroups system. As of March 31, 1997, MediQual had completed development of the Atlas System, but intends to continue to develop enhancements and new applications, including three enhancements that MediQual expects to introduce by early 1998. See "Business -- Systems and Services; Atlas System Enhancements and Specialized Versions Under Development." As a result, MediQual believes the aggregate amount of research and development expenses, including personnel costs, for the Atlas System in the future will be substantially lower than that incurred in 1995 when MediQual was required to expend substantial amounts in connection with the introduction of the Atlas System. The following table shows the research and development expenses attributable to each of MediQual's systems for the periods presented:


                                                                                  SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,         JUNE 30,
                                                      ------------------------   -------------------
                                                       1994     1995     1996      1996       1997
                                                      ------   ------   ------   --------   --------
                                                                     ($ IN THOUSANDS)
RESEARCH AND DEVELOPMENT
  MedisGroups.......................................  $725...  $  401   $   --    $   --     $   --
  Atlas System and services.........................  $2,901   $3,612   $2,413    $1,328     $1,150
                                                      ------   ------   ------    ------     ------
                                                      $3,626   $4,013   $2,413    $1,328     $1,150
                                                      ======   ======   ======    ======     ======


     MedisGroups required a significant amount of installation, custom programming and other support costs. The Atlas System eliminated the need for a substantial portion of these expenses through technological improvements. However, because the conversion of MediQual's customers to the Atlas System occurred gradually since April 1994, MediQual was required to maintain significant levels of support for both MedisGroups and the Atlas System during that period. As a result, MediQual incurred substantially higher expenses during this two-year period than MediQual expects to incur in the future to support the Atlas System alone. In addition, MediQual consolidated customer support into a central location between late 1993 and early 1994. MediQual intends to expand fee-based seminar services to help customers improve their analytical use of the Atlas System. The following table shows the cost of revenues (including customer support expenses) attributable to each of MediQual's systems for the periods presented:


                                                                                  SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,         JUNE 30,
                                                      ------------------------   -------------------
                                                       1994     1995     1996      1996       1997
                                                      ------   ------   ------   --------   --------
                                                                     ($ IN THOUSANDS)
COST OF REVENUES
  MedisGroups.......................................  $1,800   $  978   $   28     $ 28      $   --
  Atlas System and services.........................  $1,198   $1,467   $2,039     $903      $1,644
                                                      ------   ------   ------     ----      ------
                                                      $2,998   $2,445   $2,067     $931      $1,644
                                                      ======   ======   ======     ====      ======

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the statement of operations of MediQual as a percentage of total revenues:


                                                             YEAR ENDED        SIX MONTHS ENDED
                                                            DECEMBER 31,           JUNE 30,
                                                         ------------------   -------------------
                                                         1994   1995   1996     1996       1997
                                                         ----   ----   ----   --------   --------
                                                                       (UNAUDITED)
Revenues...............................................  100%   100%   100%     100%       100%
Operating expenses
  Cost of revenues.....................................   25%    22%    19%      16%        28%
  Sales and marketing..................................   16%    18%     9%       9%         8%
  Research and development.............................   30%    37%    22%      23%        19%
  General and administrative...........................   28%    31%    25%      29%        17%
  Restructuring charge (credit)........................    0%     5%    -1%      -2%         0%
                                                         ----   ----   ----     ----       ----
     Total operating expenses..........................   99%   113%    74%      75%        72%
                                                         ----   ----   ----     ----       ----
Operating income (loss)................................    1%   -13%    26%      25%        28%
Interest expense (income), net.........................   -1%     1%    -1%      -2%        -2%
Non-recurring expenses of terminated IPO...............    0%     0%     5%       0%         0%
                                                         ----   ----   ----     ----       ----
Income (loss) before income taxes......................    2%   -14%    22%      27%        30%
Provision for income taxes.............................    0%     0%     1%       3%         2%
                                                         ----   ----   ----     ----       ----
Net income (loss)......................................    2%   -14%    21%      24%        28%
Accretion of preferred stock dividends.................    3%     3%     4%       4%         4%
                                                         ----   ----   ----     ----       ----
Net income (loss) to common stockholders...............   -1%   -17%    17%      20%        24%
                                                         ====   ====   ====     ====       ====



SIX MONTHS ENDED JUNE 30, 1997 AND 1996



     Revenues. Total revenues for the six-month period ended June 30, 1997 increased by 4% to $5,951,000 from $5,707,000 for the same period of the prior year. The overall growth is attributable to a combination of a 15% increase in Atlas System license fees and a 27% increase in service revenue offset by an elimination of MedisGroups license fees of $683,000.



     Cost of Revenues. Cost of revenues for the six-month period ended June 30, 1997 increased by 77% to $1,644,000 from $931,000 for the same period of the prior year. The overall increase resulted primarily from the hiring of additional employees to provide data collection services to Atlas System clients. Service revenues from data collection increased 110% during the six-month period ended June 30, 1997 compared to the same period of the prior year.



     Sales and Marketing. Sales and marketing expenses for the six-month period ended June 30, 1997 decreased by 4% to $471,000 from $490,000 for the same period of the prior year. During 1996, MediQual made a transition from relying solely on field sales representatives to a combination of telemarketing and direct field sales to reduce the costs of its direct sales force and improve operating margins.



     Research and Development. Research and development expenses for the six-month period ended June 30, 1997 decreased by 13% to $1,150,000 from $1,328,000 for the same period of the prior year. The overall decrease is the combination of a decline in support required to maintain MedisGroups and the planned development enhancements relating to the Atlas System.



     General and Administrative. General and administrative expenses for the six-month period ended June 30, 1997 decreased by 38% to $1,007,000 from $1,619,000 for the same period of the prior year. MediQual attributes the decrease to general efficiencies derived from improved office automation and the consolidation of field offices. In addition, during the six-month period ended June 30, 1996, MediQual accrued for approximately $300,000 of compensation expense relating to an incentive arrangement with MediQual's chief executive officer. No comparable expense was recorded during the same period in 1997.

     Interest Expense (Income), Net. Interest expense (income), net increased by 46% to ($143,000) from ($98,000) for the six-month periods ended June 30, 1996 and 1997, respectively. The increase was primarily due to reduced interest on MediQual's bank borrowing during 1997 and an increase in interest income on additional cash flow from operations.



     Income Taxes. The provision for income taxes for the six-month period ended June 30, 1997 of $137,000 represents minimum federal and state income taxes. MediQual has available net operating loss and tax credit carryforwards to be used to minimize income taxes payable to the federal government and certain states.


YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

     Revenues. Total revenues decreased by 9% from $12,084,000 in 1994 to $10,974,000 in 1995 and increased to $11,002,000 in 1996. The overall decrease is a combination of a decline of $8,459,000, or 70%, in MedisGroups license fees between 1994 and 1996 which was not entirely offset by an approximately $7 million increase in revenues derived from the introduction of the Atlas System and related services during 1994 through 1996. MediQual attributes the decline in MedisGroups license fees to the expiration of state mandates in several markets, the absence of new MedisGroups applications which could be cross-marketed to existing customers and the conversion of MedisGroups customers to the Atlas System. A mandate in Iowa for MedisGroups expired in 1994, resulting in a decline of approximately $370,000 in MedisGroups Iowa renewals in 1995. A similar mandate in Colorado for MedisGroups expired in 1995; however, all Colorado customers were subsequently converted to the Atlas System during 1995.

     Cost of Revenues. Cost of revenues decreased by 18% from $2,998,000 in 1994 to $2,445,000 in 1995, and by 15% to $2,067,000 in 1996. The decrease in 1995 and 1996 reflected a combination of the phase-out of support required by MedisGroups offset in part by an increase in support related to the Atlas System.

     Sales and Marketing. Sales and marketing expenses increased 2% from $1,927,000 in 1994 to $1,970,000 in 1995 and decreased by 47% to $1,039,000 in
1996. MediQual attributes the decrease in sales and marketing expenses in 1996 to significant product packaging design costs incurred in 1995 for new Atlas System modules. In addition, in 1996, MediQual transitioned its marketing efforts from expensive direct mail campaigns to product showcase seminars provided in conjunction with revenue generating seminars.

     Research and Development. Research and development expenses increased by 11% from $3,626,000 in 1994 to $4,013,000 in 1995 and decreased by 40% to
$2,413,000 in 1996. The overall decrease is a combination of the decline in research and development required to maintain MedisGroups and the planned development cycle relating to the Atlas System. In late 1994, MediQual also made capital improvements in its data center to begin the conversion from a VMS to a UNIX operating environment. For 1995, the overall increase in research and development expenses can be attributed to expenses for software license fees, employee training and consultants relating to these capital investments.

     General and Administrative. General and administrative expenses decreased by 1% from $3,401,000 in 1994 to $3,358,000 in 1995 and by 18% to $2,759,000 in
1996. MediQual attributes the decrease in general and administrative expenses in 1996 to reduced rent expense under a new lease agreement in May 1996 covering less corporate office space and lower depreciation expense.

     Restructuring Charge (Credit). In 1995, MediQual recorded a $580,000 charge to reflect a staff reduction and office space consolidation. The provision includes severance payments, rent payments for idle office space and asset write-offs in connection with the staff reduction. MediQual's policy is to write off assets disposed of or deemed to be excess or obsolete at the time the assets no longer have value to MediQual's ongoing operations. During 1996, MediQual was able to negotiate a favorable settlement for certain excess leased facilities, resulting in a restructuring credit of approximately $153,000.

     Interest Expense (Income), Net. Interest expense (income), net decreased by 140% from income of ($173,000) in 1994 to expense of $70,000 in 1995, and increased by 296% to income of ($137,000) in 1996. The decrease in 1995 was primarily due to additional interest expense incurred on MediQual's bank borrowings during 1995 and a favorable settlement of a lawsuit with a former employee regarding repayment of a loan to the employee. The receivable from the employee was written off in 1993. The increase in 1996 was due to amounts received for the sale of obsolete furniture and equipment and as subrogation for prior year medical claims paid.

     Income Taxes. The provision for income taxes in 1994 and 1996 primarily represents minimum federal and state income taxes. MediQual had available net operating loss and tax credit carryforwards of $8,314,000 and $204,000 at December 31, 1996, which have been fully reserved due to the uncertainty relating to the utilization of the carryforwards.

LIQUIDITY AND CAPITAL RESOURCES


     MediQual has financed its operations and met its capital requirements through approximately $10 million generated by private placements of securities, the utilization of bank lines of credit and capital leases. At June 30, 1997, MediQual's principal sources of liquidity consisted of cash and cash equivalents and trade accounts receivables. MediQual has a working capital line of credit with Silicon Valley Bank (the "Bank") under which it may borrow up to $1,500,000, subject to eligible accounts receivable. At June 30, 1997, MediQual had no borrowings under this line of credit. The working capital line of credit is secured by all MediQual's assets and requires MediQual to maintain certain financial ratios and adhere to certain covenants (including covenants not to participate in any merger or consolidation, pay any dividends or dispose of any material assets without the Bank's consent). As of June 30, 1997, MediQual was in compliance with the covenants under its working capital line of credit with the Bank.



     MediQual's profitability for the six months ended June 30, 1997 has resulted in a net increase in cash and cash equivalents of approximately $925,000. In addition, MediQual has used approximately $370,000 for the purchase of property and equipment and for the repayment of bank debt.


     As of December 31, 1996, MediQual had, for tax purposes, net operating loss carryforwards of approximately $8,314,000 and federal tax credit carryforwards of approximately $204,000, which can be used to offset future taxable income and tax liabilities. The Code includes provisions that may limit MediQual's ability to utilize such carryforwards in connection with a change in ownership (as defined therein). MediQual believes that the Merger will result in a change in ownership for this purpose.

     MediQual does not currently have any significant capital commitments. MediQual believes that the combination of existing cash balances, funds available under MediQual's credit lines and funds expected to be generated from future operations, will be sufficient to fund its operations and satisfy its working capital needs for the foreseeable future.

                       PRINCIPAL STOCKHOLDERS OF MEDIQUAL


     The following table sets forth the beneficial ownership of the MediQual Common Stock as of August 31, 1997 by (i) each person or entity know to MediQual to beneficially own 5% or more of the outstanding shares of each class of MediQual's capital stock, (ii) each of MediQual's directors, (iii) MediQual's Chief Executive Officer and each of the other four most highly compensated executive officers of MediQual ("Named Executive Officers") and (iv) all directors and executive officers of MediQual as a group.



                                                                    SHARES BENEFICIALLY OWNED (1)
                                          ----------------------------------------------------------------------------------
                                               MEDIQUAL              CLASS A               CLASS B              CLASS C
                                             COMMON STOCK        PREFERRED STOCK       PREFERRED STOCK      PREFERRED STOCK
                                          -------------------    ----------------    -------------------    ----------------
                                           NUMBER     PERCENT    NUMBER   PERCENT     NUMBER     PERCENT    NUMBER   PERCENT
                                          ---------   -------    ------   -------    ---------   -------    ------   -------
5% STOCKHOLDERS
William D. Ryan (2)
  2 Woodbury Place
  Rochester, NY 14618...................    855,833     21.9%      229      100%            --       --        --       --
David Dominik (3).......................    733,179     18.7%       --       --             --       --     2,022      100%
Information Partners, L.P. (4)
  2 Copley Place
  Boston, MA 02116......................    733,179     18.7%       --       --             --       --     2,022      100%
Eric A. Kriss (5)
  c/o MediQual Systems, Inc.
  1900 West Park Drive
  Westborough, MA 01581.................    551,903     14.1%       --       --             --       --        --       --
Charles M. Jacobs
  c/o InterQual, Inc.
  295 Boston Post Road
  Marlborough, MA 01752.................    341,250      8.7%       --       --             --       --        --       --
TA Associates (6)
  125 High Street
  Boston, MA 02110......................    103,382      2.6%       --       --      4,134,980     65.5%       --       --
OTHER DIRECTORS AND NAMED EXECUTIVE
  OFFICERS
William C. Price (7)....................     43,005      1.0%       --       --             --       --        --       --
Peter Nessen (8)........................     10,000        *        --       --             --       --        --       --
James Corum (9).........................     25,895        *        --       --             --       --        --       --
Elizabeth A. Simon (10).................     19,137        *        --       --             --       --        --       --
Diane M. Throop (11)....................     26,188        *        --       --             --       --        --       --
All Directors and executive officers as
  a group (9 persons)(12)...............  2,606,388     64.3%      229      100%            --       --     2,022      100%


---------------

 *   Denotes less than one percent (1%)


 (1) The number of shares of capital stock outstanding as of August 31, 1997 is as follows: (i) 3,947,634 shares of MediQual Common Stock, (ii) 229 shares of Class A Preferred Stock, (iii) 6,316,726 shares of Class B Convertible Preferred Stock, and (iv) 2,022 shares of Class C Convertible Preferred Stock.


 (2) Consists of 557,500 shares of MediQual Common Stock and 30 shares of Class A Preferred Stock held by NAYR Enterprises, a limited partnership of which Mr. Ryan is a general partner. Mr. Ryan disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (3) Consists of an aggregate of 733,179 shares of MediQual Common Stock and 2,022 shares of Class C Convertible Preferred Stock held by Information Partners Capital Fund, L.P. and certain related entities. Mr. Dominik is a general partner of Information Partners Capital Fund L.P. and, as such, may be deemed to beneficially own all such shares. Mr. Dominik disclaims beneficial ownership of such shares, except to the extent of his proportionate pecuniary interest therein. The address of Mr. Dominik is c/o Information Partners, L.P., 2 Copley Place, Boston, Massachusetts 02116.

 (4) Consists of an aggregate of 733,179 shares of MediQual Common Stock and 2,022 shares of Class C Convertible Preferred Stock held by the following entities related to Information Partners, L.P. (Common Stock/Class C Convertible Preferred Stock); Information Partners Capital Fund, L.P. (678,215/1,870); BCIP Trust Associates, L.P. (11,225/104) and BCIP
     Associates (43,739/48).

 (5) Includes 12,500 shares of MediQual Common Stock held in trust for Mr. Kriss' minor children. Mr. Kriss disclaims beneficial ownership of such shares.

 (6) Consists of an aggregate of 4,134,980 shares of Class B Convertible Preferred Stock and immediately exercisable warrants to acquire 103,382 shares of Common Stock held by the following entities related to TA Associates (shares/warrants): Advent V Limited Partnership
     (2,432,049/60,806); Advent Atlantic & Pacific Limited Partnership (1,163,939/29,101); Advent Industrial Limited Partnership (387,980/9,700);
     TA Associates V Limited Partnership (93,356/16,824); and TA Investors (57,656/2,334).


 (7) Includes 30,059 shares issuable pursuant to options exercisable within 60 days after August 31, 1997.



 (8) Consists of shares issuable pursuant to options exercisable within 60 days after August 31, 1997.



 (9) Includes 22,324 shares issuable pursuant to options exercisable within 60 days after August 31, 1997.



(10) Includes 16,813 shares issuable pursuant to options exercisable within 60 days after August 31, 1997.



(11) Includes 25,438 shares issuable pursuant to options exercisable within 60 days after August 31, 1997.



(12) Includes 104,632 shares issuable pursuant to options exercisable within 60 days after August 31, 1997.

                        COMPARISON OF SHAREHOLDER RIGHTS

     As a result of the Merger, MediQual Stockholders will receive common shares of Cardinal, an Ohio corporation, in exchange for their shares of stock in MediQual, a Delaware corporation. The following is a summary of certain material differences between the rights of holders of MediQual Stock and the rights of holders of Cardinal Common Shares. These differences arise in part from the differences between the Delaware Law and the Ohio Revised Code (the "Ohio Law"). Additional differences arise from the governing instruments of the two companies (in the case of MediQual, the MediQual Certificate and the MediQual By-laws and, in the case of Cardinal, the Cardinal Articles and the Cardinal Regulations). Although it is impractical to compare all of the aspects in which the Delaware Law and the Ohio Law and the companies' governing instruments differ with respect to stockholders' rights, the following discussion summarizes certain significant differences between them.

PREFERENCES

     The holders of Class A Preferred Stock, Class B Preferred Stock, and Class C Preferred Stock of MediQual are entitled to certain preferences over the MediQual Common Stock in connection with the liquidation, dissolution and winding up of MediQual. Such holders are also entitled to certain preferences with respect to the declaration and payment of dividends before dividends may be declared and paid on the MediQual Common Stock. In addition, the MediQual Certificate grants the holders of Class B Preferred Stock and Class C Preferred Stock certain preferential approval rights over significant corporate transactions. In the Merger, each share of Preferred Stock of MediQual will be converted into the right to receive Cardinal Common Shares. Cardinal has only one outstanding class of capital stock. As a result, the current holders of MediQual Preferred Stock will not retain any of their preferential rights following the Effective Time of the Merger.

AMENDMENT OF CHARTER DOCUMENTS

     In order to amend the MediQual Certificate, Delaware Law and the MediQual Certificate require the approval of MediQual Stockholders holding a majority of the voting power of MediQual Common Stock, a majority of the Class B Preferred Stock and a majority of the Class C Preferred Stock. In addition, as long as at least 1,263,345 shares of the Class B Preferred Stock remain outstanding, the MediQual Certificate requires the affirmative vote of a majority of the outstanding Class B Preferred Stock and a majority of the outstanding Shares of Class C Preferred Stock entitled to vote to (i) redeem, purchase or otherwise acquire for value any Preferred Stock other than pursuant to the MediQual Certificate, (ii) redeem, purchase or otherwise acquire any shares of MediQual Common Stock other than specified repurchases from MediQual directors, officers, consultants or employees pursuant to stock purchase or stock option plans, (iii) authorize or issue, or obligate itself to issue any other equity security senior to or on a parity with the Preferred Stock as to liquidation preferences, conversion rights, voting rights or otherwise; (iv) increase the total number of authorized Shares of Preferred Stock; (v) authorize any merger or consolidation of MediQual with or into another corporation or entity or authorize the sale of substantially all of the assets of MediQual; (vi) amend the MediQual Certificate or MediQual By-laws; or (vii) increase the number of MediQual directors other than according to the MediQual Certificate.

     To amend an Ohio corporation's articles of incorporation, the Ohio Law requires the approval of shareholders holding two-thirds of the voting power of the corporation or, in cases in which class voting is required, of shareholders holding two-thirds of the voting power of each class, unless otherwise specified in such corporation's articles of incorporation. The Cardinal Articles specify that the holders of a majority of the voting power of Cardinal or, when appropriate, any class of shareholders, may amend the Cardinal Articles.

AMENDMENT AND REPEAL OF BY-LAWS AND REGULATIONS

     Under the Delaware Law, holders of a majority of the voting power of a corporation and, when provided in the certificate of incorporation, the directors of the corporation, have the power to adopt, amend and repeal the by-laws of a corporation. The MediQual Certificate grants the Directors of MediQual such power, provided that, as long as at least 1,263,345 shares of the Class B Preferred Stock remain outstanding, such amendment is also approved by both the holders of a majority of the then outstanding Class B Preferred Stock and the holders of a majority of the then outstanding Class C Preferred Stock.

     The Ohio Law provides that only shareholders of a corporation have the power to amend and repeal that corporation's code of regulations. The Cardinal Regulations require that such amendments be approved by the affirmative vote of the holders of a majority of the voting power entitled to vote on such matter, except that the affirmative vote of the holders of not less than 75% of the shares having voting power is required to amend, change, adopt any provision inconsistent with, or repeal the provisions of the Cardinal Regulations dealing with the number and classification of directors, the term of office of directors or the removal of directors, or the provision relating to amendments to the Cardinal Regulations.

REMOVAL OF DIRECTORS

     The Delaware Law provides that directors may be removed from office with or without cause, by the holders of a majority of the voting power of all outstanding voting stock, unless the corporation has a classified board and its certificate of incorporation does not otherwise provide, in which case directors may be removed only for cause. The MediQual Board of Directors is classified and the MediQual Certificate does not otherwise so provide.

     The Ohio Law provides that, unless the governing documents of a corporation provide otherwise, directors may be removed, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the corporation with respect to the election of directors, except that, unless all the directors or all the directors of a particular class are removed, no individual director may be removed if the votes of a sufficient number of shares are cast against his removal which, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director. The Cardinal Regulations provide that such removal requires the affirmative votes of holders of at least 75% of such voting power. In addition, the Cardinal Regulations provide that any director may be removed by the Board of Directors for certain causes specified in Section 1701.58(B) of the Ohio Law (if a director is found by order of court to be of unsound mind, if he is adjudicated a bankrupt or if he fails to meet any qualifications for office).

VACANCIES ON THE BOARD

     The Delaware Law provides that unless the governing documents of a corporation provide otherwise, vacancies and newly created directorships resulting from a resignation or any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office. The MediQual Certificate does not otherwise provide.

     The Ohio Law provides that unless the governing documents of a corporation provide otherwise, vacancies on the board of directors may be filled by a majority of the remaining directors of a corporation. The Cardinal Regulations provide that vacancies may be filled by the Board of Directors until Cardinal Shareholders hold a meeting to fill such vacancy. In addition, Cardinal Shareholders may elect a director to fill a vacancy (including any vacancy that previously has been filled by the Board of Directors) at any meeting of Cardinal Shareholders called for that purpose.

RIGHT TO CALL SPECIAL MEETINGS OF SHAREHOLDERS

     The Delaware Law permits special meetings of stockholders to be called by the board of directors and such other persons, including stockholders, as the certificate of incorporation or bylaws may provide. The Delaware Law does not require that stockholders be given the right to call special meetings. The MediQual Certificate provides that special meetings may be called by the Chairman of the Board of Directors, by the President or by a majority of the Board of Directors of MediQual.

     Under the Ohio Law, the holders of at least 25% of the outstanding shares of a corporation, unless the corporation's regulations specify another percentage, which may in no case be greater than 50%, the directors by action at a meeting or a majority of the directors acting without a meeting, the chairman of the board, the president or, in case of the president's death or disability, the vice president authorized to exercise the authority of the president have the authority to call special meetings of shareholders. The Cardinal Regulations expressly provide that special meetings of Cardinal Shareholders may be called by the Chairman of the Board, the President, a majority of the directors acting with or without a meeting or the holders of at least 25% of the outstanding Cardinal Common Shares.

SHAREHOLDER ACTION WITHOUT A MEETING

     The Delaware Law provides that any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of common stock having not less than the minimum number of votes otherwise required to approve such action at a meeting of stockholders consent in writing. Under the Ohio Law, any action that may be taken by shareholders at a meeting may be taken without a meeting with the unanimous written consent of all shareholders entitled to vote at such meeting.

CLASS VOTING

     The Delaware Law requires voting by separate classes only with respect to amendments to a corporation's certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes. The MediQual Certificate provides that each share of Class B Preferred Stock and each share of Class C Preferred Stock shall entitle the holder thereof to such number of votes per share as shall equal the number of shares of MediQual Common Stock into which each share of Class B Preferred Stock or each share of Class C Preferred Stock, as the case may be, is then convertible. Pursuant to the MediQual Certificate, the holders of the Class B Preferred Stock, the Class C Preferred Stock and the MediQual Common Stock shall vote together on the Merger Proposal as a single class and, further, that the Series 1986 Class B Preferred Stock and the Series 1987 Class B Preferred Stock shall be treated as one class for all purposes including voting. The MediQual Certificate also provides that, as long as at least 1,263,345 shares of the Class B Preferred Stock remain outstanding, certain corporate actions (including authorization of any merger of MediQual with or into any other corporation or entity) requires approval of such actions by the holders of a majority of the Class B Preferred Stock and the holders of a majority of the Class C Preferred Stock, each voting separately as a class. Under the Ohio Law, holders of a particular class of shares are entitled to vote as a separate class if the rights of that class are affected in certain respects by mergers, consolidations or amendments to the articles of incorporation.

CUMULATIVE VOTING

     Under the Delaware Law, stockholders do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation. The MediQual Certificate does not grant such rights. Under the Ohio Law, unless the articles of incorporation are amended to eliminate cumulative voting for directors following their initial filing with the Ohio Secretary of State, each shareholder has the right to vote cumulatively in the election of directors if certain notice requirements are satisfied. The Cardinal Articles have not been amended to eliminate the rights of Cardinal Shareholders to vote cumulatively in the election of directors.

PROVISIONS AFFECTING BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS

     Chapter 1704 of the Ohio Law provides generally that any person who acquires 10% or more of a corporation's voting stock (thereby becoming an "interested shareholder") may not engage in a wide range of "business combinations" with the corporation for a period of three years following the date the person became an interested stockholder, unless the directors of the corporation have approved the transactions or the interested shareholder's acquisition of shares of the corporation prior to the date the interested shareholder became a shareholder of the corporation.

     These restrictions on interested shareholders do not apply under certain circumstances, including, but not limited to, the following (i) if the corporation's original articles of incorporation contains a provision expressly electing not to be governed by Chapter 1704 of the Ohio Law; (ii) if the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation expressly electing not to be governed by such section or (iii) if, on the date the interested shareholder became a shareholder of the corporation, the corporation did not have a class of voting shares registered or traded on a national securities exchange. The Cardinal Articles do not contain a provision electing not to be governed by such section.

     Under Section 1701.831 of the Ohio Law, unless the articles of incorporation or regulations of a corporation otherwise provide, any "control share acquisition" of an "issuing public corporation" can be made only with the prior approval of the corporation's shareholders. A "control share acquisition" is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33 1/3%, at least 33 1/3% but less than 50%, 50% or more. The Cardinal Regulations expressly provide that the provisions of Section 1701.831 of the Ohio Law shall not apply.

     Although Section 203 of the Delaware Law is similar to Chapter 1704 of the Ohio Law, Section 203 is not applicable to corporations, such as MediQual, that do not have a class of voting stock that is listed on a national securities exchange.

MERGERS, ACQUISITIONS AND CERTAIN OTHER TRANSACTIONS

     The Delaware Law requires approval of mergers, consolidations and dispositions of all or substantially all of a corporation's assets (other than so-called parent-subsidiary mergers) by a majority of the voting power of the corporation, unless the certificate of incorporation specifies a different percentage. The MediQual Certificate does not provide for a different percentage. However, as long as at least 1,263,345 shares of the Class B Preferred Stock remain outstanding, the MediQual Certificate requires the affirmative vote of a majority of the outstanding Class B Preferred Shares and a majority of the outstanding shares of Class C Preferred Stock entitled to vote to authorize any merger or consolidation of MediQual. The Delaware Law does not require stockholder approval for majority share acquisitions or for combinations involving the issuance of less than 20% of the voting power of the corporation.

     The Ohio Law generally requires approval of mergers, dissolutions, dispositions of all or substantially all of a corporation's assets, and majority share acquisitions and combinations involving issuance of shares representing one-sixth or more of the voting power of the corporation immediately after the consummation of the transaction (other than so-called parent-subsidiary mergers), by two-thirds of the voting power of the corporation, unless the articles of incorporation specify a different proportion (not less than a majority). The Cardinal Articles provide that the vote of a majority of the voting power of Cardinal is required to approve such actions.

CONSIDERATION OF CONSTITUENCIES

     Section 1701.59 of the Ohio Law permits a director, in determining what he reasonably believes to be in the best interests of the corporation, to consider, in addition to the interests of the corporation's shareholders, any of the following (i) the interests of the corporation's employees, suppliers, creditors, and customers; (ii) the economy of the state and nation, (iii) community and societal considerations; and (iv) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation. The Delaware Law contains no comparable provision. However, the MediQual Certificate provides that the MediQual Board of Directors, when considering a tender offer or merger or acquisition proposal, may take into account factors in addition to potential economic benefits to MediQual Stockholders, including without limitation (i) comparison of the proposed consideration to be received by MediQual Stockholders in relation to the then current market price of MediQual's capital stock, the estimated current value of MediQual in a freely negotiated transaction, and the estimated future value of MediQual as an independent entity and (ii) the impact of such a transaction on the employees, suppliers and customers of MediQual and its effect on the communities in which MediQual operates.

RIGHTS OF DISSENTING SHAREHOLDERS

     Under the Delaware Law, appraisal rights are available to dissenting stockholders in connection with certain mergers or consolidations. However, unless the certificate of incorporation otherwise provides, the Delaware Law does not provide for appraisal rights (i) if the shares of the corporation are listed on a national securities exchange or designated as a national market systems security on an interdealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders (as long as the stockholders receive in the merger shares of the surviving corporation or of any other corporation the shares of which are listed on a national securities exchange or designated as a national market systems security on an interdealer quotations system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders) or (ii) if the corporation is the surviving corporation and no vote of its stockholders is required for the merger. The MediQual Certificate does not provide otherwise. See "Rights of Dissenting Stockholders." The Delaware Law does not provide appraisal rights to stockholders who dissent from the sale of all or substantially all of a corporation's assets or an amendment to the corporation's certificate of incorporation, although a corporation's certificate of incorporation may so provide.

     Under the Ohio Law, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer, or other disposition of all or substantially all of the assets of a corporation and in connection with certain amendments to the corporation's articles of incorporation. Shareholders of an Ohio corporation being merged into or consolidated with another corporation are also entitled to appraisal rights. In addition, shareholders of an acquiring corporation are entitled to appraisal rights in any merger, combination or majority share acquisition in which such shareholders are entitled to voting rights. The Ohio Law provides shareholders of an acquiring corporation with voting rights if the acquisition (a "majority share acquisition") involves the transfer of shares of the acquiring corporation entitling the recipients thereof to exercise one-sixth or more of the voting power of such acquiring corporation immediately after the consummation of the transaction.

     Under the Delaware Law, among other procedural requirements, a stockholder's written demand for appraisal of shares must be received before the taking of the vote on the matter giving rise to appraisal rights. Under the Ohio Law, a shareholder's written demand must be delivered to the corporation not later than ten days after the taking of the vote on the matter giving rise to appraisal rights.

DIVIDENDS

     Both the Delaware Law and the Ohio Law provide that dividends may be paid in cash, property or shares of a corporation's capital stock. The Delaware Law provides that a corporation may pay dividends out of any surplus and, if it has no surplus, out of any net profits for the fiscal year in which the dividend was declared or for the preceding fiscal year (provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets). The Ohio Law provides that a corporation may pay dividends out of surplus and must notify its shareholders if a dividend is paid out of capital surplus.

PREEMPTIVE RIGHTS OF SHAREHOLDERS

     The Delaware Law provides that no stockholder shall have any preemptive rights to purchase additional securities of the corporation unless the certificate of incorporation expressly grants such rights. The MediQual Certificate does not provide for preemptive rights.

     The Ohio Law provides that, subject to certain limitations and conditions contained in the Ohio Law and unless the articles of incorporation provide otherwise, shareholders shall have preemptive rights to purchase additional securities of the corporation. The Cardinal Articles expressly eliminate any preemptive rights.

DIRECTOR LIABILITY AND INDEMNIFICATION

     The Delaware Law allows a Delaware corporation to include in its certificate of incorporation, and the MediQual Certificate contains, a provision eliminating the liability of a director for monetary damages for a breach of his fiduciary duties as a director, except liability (i) for any breach of the Director's duty of loyalty to MediQual or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) under Section 174 of the Delaware Law (which deals generally with unlawful payments of dividends, stock repurchases and redemptions); and (iv) for any transaction from which the director derived an improper personal benefit.

     There is, under the Ohio Law, no comparable provision limiting the liability of officers, employees or agents of the corporation and the Cardinal Articles contain no such provision. However, under the Ohio Law, a director is not liable for monetary damages unless it is proved by clear and convincing evidence that his action or failure to act was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

     The MediQual Certificate and the MediQual By-laws provide for indemnification of any and all persons (including MediQual Directors) whom it shall have power to indemnify under and to the fullest extent permitted by the Delaware Law. The Delaware Law permits a Delaware corporation to indemnify directors, officers, employees, and agents under certain circumstances and mandates indemnification under certain circumstances. The Delaware Law permits a corporation to indemnify an officer, director, employee or agent for fines, judgments, or settlements, as well as expenses in the context of actions other than derivative actions, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification against expenses incurred by a director, officer, employee, or agent in connection with a proceeding against such person for actions in such capacity is mandatory to the extent that such person has been successful on the merits. If a director, officer, employee, or agent is determined to be liable to the corporation, indemnification for expenses is not allowable, subject to limited exceptions when a court deems the award of expenses appropriate. The Delaware Law grants express power to a Delaware corporation to purchase liability insurance for its directors, officers, employees, and agents, regardless of whether any such person is otherwise eligible for indemnification by the corporation. Advancement of expenses is permitted, but a person receiving such advances must repay those expenses if it is ultimately determined that he is not entitled to indemnification.

     Under the Ohio Law, Ohio corporations are permitted to indemnify directors, officers, employees, and agents within prescribed limits and must indemnify them under certain circumstances. The Ohio Law does not authorize payment by a corporation of judgments against a director, officer, employee, or agent after a finding of negligence or misconduct in a derivative suit absent a court order. Indemnification is required, however, to the extent such person succeeds on the merits. In all other cases, if it is determined that a director, officer, employee, or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, indemnification is discretionary, except as otherwise provided by a corporation's articles of incorporation, code of regulations, or by contract, except with respect to the advancement of expenses of directors (as discussed in the next paragraph). The statutory right to indemnification is not exclusive in Ohio, and Ohio corporations may, among other things, purchase insurance to indemnify those persons.

     The Ohio Law provides that a director (but not an officer, employee, or agent) is entitled to mandatory advancement of expenses, including attorneys' fees, incurred in defending any action, including derivative actions, brought against the director, provided the director agrees to cooperate with the corporation concerning the matter and to repay the amount advanced if it is proved by clear and convincing evidence that his act or failure to act was done with deliberate intent to cause injury to the corporation or with reckless disregard for the corporation's best interests.

     The Cardinal Articles provide for indemnification by Cardinal to the fullest extent expressly permitted by the Ohio Law of any person made or threatened to be made a party to any action, suit, or proceeding by reason of the fact that he is or was a director, officer, employee, or agent of Cardinal or of any other corporation for which he was serving as a director, officer, employee, or agent at the request of Cardinal. See also "The Merger -- Interests of Certain Persons in the Merger."

     Cardinal has entered into indemnification contracts with each of its directors and executive officers. These contracts generally: (i) confirm the existing indemnity provided to them under the Cardinal Regulations and assure that this indemnity will continue to be provided; (ii) provide that if Cardinal does not maintain directors' and officers' liability insurance, Cardinal will, in effect, become a self-insurer of the coverage; and (iii) provide that, in addition, the directors and officers shall be indemnified to the fullest extent permitted by law against all expenses (including legal fees), judgments, fines, and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of Cardinal, on account of their service as a director, officer, employee or agent of Cardinal or at the request of Cardinal as a director, officer, employee or agent of another corporation or enterprise.

     Indemnification; Insurance. In the Merger Agreement, Cardinal has agreed that, from and after the Effective Time, it will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of MediQual in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the MediQual Certificate and the MediQual By-laws in effect on the date of the Merger Agreement. Cardinal has also agreed to use its reasonable efforts to cause the Surviving Corporation to maintain in effect for not less than one year after the Effective Time MediQual's current policy of director's and officer's insurance with respect to matters occurring prior to the Effective Time. However, the Surviving Corporation may substitute therefor policies containing terms and conditions which are no less advantageous to covered officers and directors and the Surviving Corporation is not required to pay a premium for such insurance in excess of $18,000, but in such case is required to purchase as much insurance as possible for such $18,000.

                     DESCRIPTION OF CARDINAL CAPITAL STOCK


     As of September 30, 1997, the authorized capital stock of Cardinal consisted of: (i) 150,000,000 Cardinal Common Shares, of which 109,222,153 were issued and outstanding, 240,709 were issued and held in treasury, and 4,414,610 were reserved for issuance pursuant to options outstanding under stock incentive plans (with approximately 1,449,737 additional Cardinal Common Shares available for issuance under such plans), (ii) 5,000,000 Class B common shares, without par value, none of which was outstanding or reserved for issuance, and (iii) 500,000 Nonvoting Preferred Shares, without par value ("Preferred Shares"), none of which has been issued or reserved for issuance.


     The holders of Cardinal Common Shares do not have preemptive rights and have no rights to convert their shares into any other security. All Cardinal Common Shares are entitled to participate equally, and ratably in dividends on Cardinal Common Shares as may be declared by Cardinal's Board of Directors. In the event of the liquidation of Cardinal, holders of Cardinal Common Shares are entitled to share ratably in assets remaining after payment of all liabilities, subject to prior distribution rights of any Preferred Shares then outstanding. Holders of Cardinal Common Shares are entitled to one vote per share for the election of directors and upon all matters on which shareholders are entitled to vote. Cardinal Shareholders are afforded the right to vote their shares cumulatively for the election of the nominees to fill the particular class of directors to be elected at each annual meeting, subject to compliance with certain procedural requirements.

     The Cardinal Articles provide that the Cardinal Board is authorized to approve the issuance of the Preferred Shares from time to time in one or more series without future authorization of its shareholders. The Board of Directors is authorized to adopt amendments to the Cardinal Articles from time to time fixing or changing the terms and designations of the Preferred Shares, including
(i) division of such shares into series and the designation and authorized number of shares of each series, (ii) dividend rate, (iii) dates of payment of dividends and the dates from which they are cumulative, (iv) liquidation price,
(v) redemption rights and price, (vi) sinking fund requirements, (vii) conversion rights, and (viii) restrictions on the issuance of such shares. Holders of Preferred Shares will have no voting rights, except as required by law. Holders of Preferred Shares will have no preemptive rights to subscribe to or for any additional capital shares of Cardinal. Cardinal has no present plans to issue any Preferred Shares.

     The Cardinal Regulations provide that the Board of Directors shall consist of that number of directors as determined by action of the Board of Directors, but in no case fewer than nine or more than fourteen members, divided into three classes, and require that any proposal to either remove a director during his term of office or to further amend the Cardinal Regulations relating to the classification, number, or removal of directors be approved by the affirmative vote of the holders of not less than 75% of the shares having voting power with respect to such proposal. The Board of Directors may fill any vacancy with a person who shall serve until the Cardinal Shareholders hold an election to fill the vacancy. The purpose of these provisions is to prevent directors from being removed from office prior to the expiration of their respective terms, thus protecting the safeguards inherent in the classified board structure unless dissatisfaction with the performance of one or more directors is widely shared by Cardinal Shareholders. However, these provisions could also have the effect of increasing from one year to two or three years (depending upon the number of Cardinal Common Shares held) the amount of time required for an acquiror to obtain control of Cardinal by electing a majority of the Board of Directors, and may also make the removal of incumbent management more difficult and discourage or render more difficult certain mergers, tender offers, proxy contests, or other potential takeover proposals. To the extent that these provisions have the effect of giving management more bargaining power in negotiations with a potential acquiror, they could result in management's using the bargaining power not only to try to negotiate a favorable price for an acquisition, but also to negotiate more favorable terms for management.

                                 LEGAL MATTERS

     The validity of the Cardinal Common Shares to be issued in the Merger, any Cardinal Warrants that may be issued in connection therewith and any Cardinal Common Shares issuable upon exercise of the Cardinal Warrants will be passed upon for Cardinal by Baker & Hostetler LLP, Cleveland, Ohio, counsel to Cardinal.

                                    EXPERTS


     The consolidated financial statements and the related financial statement schedule of Cardinal and its consolidated subsidiaries as of June 30, 1997 and 1996, and for each of the three years in the period ended June 30, 1997, have been incorporated in this Proxy Statement/Prospectus by reference from the 1997 Cardinal Form 10-K. Such consolidated financial statements and schedule of Cardinal and its subsidiaries, except Pyxis' and Owen's financial statements consolidated with Cardinal's financial statements for the years ended June 30, 1996 and 1995, have been audited by Deloitte & Touche LLP as stated in their report which is incorporated herein by reference from the 1997 Cardinal Form 10-K. The financial statements of Pyxis and Owen (consolidated with those of Cardinal in the consolidated financial statements for the years ended June 30, 1996 and 1995) have been audited by Ernst & Young LLP and Price Waterhouse LLP, respectively, as stated in their reports which are incorporated herein by reference from the 1997 Cardinal Form 10-K.



     The consolidated financial statements of Bergen and its consolidated subsidiaries as of September 30, 1996 and 1995, and for each of the three years in the period ended September 30, 1996, which have been incorporated in this Proxy Statement/Prospectus by reference from the 1996 Bergen Form 10-K, have been audited by Deloitte & Touche LLP, as stated in their report which is incorporated herein by reference.



     Such consolidated financial statements of Cardinal and its consolidated subsidiaries and of Bergen and its consolidated subsidiaries are incorporated by reference or included herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.


     The MediQual audited financial statements included in this Proxy Statement/Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 OTHER MATTERS

     Representatives of Arthur Andersen LLP are expected to be present at the Special Meeting with the opportunity to make statements if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

                              FINANCIAL STATEMENTS
                           OF MEDIQUAL SYSTEMS, INC.
                                     INDEX


                                                                                        PAGE
                                                                                        ----
Report of Independent Public Accountants..............................................   F-2
Balance Sheets at December 31, 1995 and 1996 and June 30, 1997 (unaudited)............   F-3
Statements of Operations for the three years ended December 31, 1994, 1995 and 1996
  and for the six months ended June 30, 1996 and 1997 (unaudited).....................   F-4
Statements of Redeemable Preferred Stock and Stockholders' Equity (Deficit) for the
  three years ended December 31, 1994, 1995 and 1996 and for the six months ended June
  30, 1997 (unaudited)................................................................   F-5
Statements of Cash Flows for the three years ended December 31, 1994, 1995 and 1996
  and for the six months ended June 30, 1996 and 1997 (unaudited).....................   F-6
Notes to Financial Statements.........................................................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO MEDIQUAL SYSTEMS, INC.:

     We have audited the accompanying balance sheets of MediQual Systems, Inc. (a Delaware corporation) as of December 31, 1995 and 1996, and the related statements of operations, redeemable preferred stock and stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MediQual Systems, Inc. as of December 31, 1995 and 1996, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 13, 1997
(except for the matter
discussed in Note 9 as to
which the date is
July 7, 1997)

                             MEDIQUAL SYSTEMS, INC.

                                 BALANCE SHEETS


                                                           DECEMBER 31,                JUNE 30,
                                                   -----------------------------     ------------
                                                       1995             1996             1997
                                                   ------------     ------------     ------------
                                                                                     (UNAUDITED)
                     ASSETS
Current Assets:
  Cash and cash equivalents......................  $  1,006,477     $  2,520,189     $  3,445,682
  Accounts receivable, less reserve of
     $200,000....................................     1,025,358        1,024,735        1,421,179
  Prepaid expenses...............................       115,725          115,389           54,735
                                                   ------------     ------------     ------------
          Total current assets...................     2,147,560        3,660,313        4,921,596
                                                   ------------     ------------     ------------
  Property and equipment, net....................       950,402        1,029,977        1,055,065
  Other assets...................................       132,753            5,619            5,619
                                                   ------------     ------------     ------------
                                                   $  3,230,715     $  4,695,909     $  5,982,280
                                                   ============     ============     ============
LIABILITIES, REDEEMABLE PREFERRED STOCK
  AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable...............................  $    389,231     $    231,746     $    386,048
  Accrued employee compensation and benefits.....     1,121,963          979,827          690,450
  Accrued expenses...............................       588,014          577,277          581,673
  Deferred revenue...............................     1,058,606          681,051          471,217
  Current portion of long-term debt..............       414,172          105,223           75,000
                                                   ------------     ------------     ------------
          Total current liabilities..............     3,571,986        2,575,124        2,204,388
                                                   ------------     ------------     ------------
  Long-term debt, less current portion...........       605,223           75,000               --
                                                   ------------     ------------     ------------
Class A Redeemable preferred stock, nonvoting, no
  par value -- 500 shares authorized, 229 shares
  issued and outstanding (at redemption value)...     3,473,190        3,663,545        3,759,439
Class B Redeemable convertible preferred stock,
  $.01 par value -- 6,500,000 shares authorized,
  6,316,726 shares issued and outstanding (at
  redemption value)..............................     5,204,880        5,204,880        5,204,880
Class C Redeemable convertible preferred stock,
  $.01 par value -- 2,100 shares authorized,
  2,022 shares issued and outstanding (at
  redemption value)..............................     2,602,839        2,873,046        3,018,494
                                                   ------------     ------------     ------------
          Total redeemable preferred stock.......    11,280,909       11,741,471       11,982,813
                                                   ------------     ------------     ------------
Commitments (Notes 4 and 8)
Stockholders' Equity (Deficit):
  Common stock, $.001 par value -- 7,500,000
     shares authorized, 3,523,662 shares issued
     at December 31, 1995 and 3,880,852 shares
     issued at December 31, 1996 and 3,928,039
     shares issued at June 30, 1997..............         3,523            3,881            3,928
  Additional paid-in capital.....................     1,483,194        2,135,974        2,183,113
  Accumulated deficit............................   (13,452,883)     (11,614,804)     (10,171,225)
  Treasury stock, at cost, 21,451 shares at
     December 31, 1995 and 6,987 shares at
     December 31, 1996 and June 30, 1997.........       (59,714)         (19,214)         (19,214)
  Subscription receivable........................      (201,523)        (201,523)        (201,523)
                                                   ------------     ------------     ------------
          Total stockholders' equity (deficit)...   (12,227,403)      (9,695,686)      (8,204,921)
                                                   ------------     ------------     ------------
                                                   $  3,230,715     $  4,695,909     $  5,982,280
                                                   ============     ============     ============


   The accompanying notes are an integral part of these financial statements

                             MEDIQUAL SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS


                                                                                SIX MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                       JUNE 30,
                            -------------------------------------------     -------------------------
                               1994            1995            1996            1996           1997
                            -----------     -----------     -----------     ----------     ----------
                                                                                   (UNAUDITED)
Revenues:
  System license fees.....  $11,609,205     $ 9,804,895     $ 8,689,678     $4,344,822     $4,526,169
  Services................      475,166       1,168,944       2,312,227      1,362,304      1,424,626
                            -----------     -----------     -----------     ----------     ----------
     Total revenues.......   12,084,371      10,973,839      11,001,905      5,707,126      5,950,795
                            -----------     -----------     -----------     ----------     ----------
Operating expenses:
  Cost of revenues........    2,997,535       2,444,884       2,067,325        931,220      1,644,219
  Sales and marketing.....    1,927,657       1,970,522       1,038,846        489,822        471,294
  Research and
     development..........    3,625,785       4,012,870       2,413,076      1,328,059      1,149,392
  General and
     administration.......    3,401,164       3,357,912       2,758,300      1,619,054      1,006,790
  Restructuring charge
     (credit).............           --         580,000        (152,676)      (101,784)            --
                            -----------     -----------     -----------     ----------     ----------
     Total operating
       expenses...........   11,952,141      12,366,188       8,124,871      4,266,371      4,271,695
                            -----------     -----------     -----------     ----------     ----------
     Operating income
       (loss).............      132,230      (1,392,349)      2,877,034      1,440,755      1,679,100
Interest expense..........       46,535          89,161          59,258         44,353         12,136
Interest and other
  (income) expense, net...     (219,685)        (19,222)       (195,865)      (142,642)      (154,571)
Non-recurring expenses of
  terminated IPO..........           --              --         600,000             --             --
                            -----------     -----------     -----------     ----------     ----------
     Income (loss) before
       income taxes.......      305,380      (1,462,288)      2,413,641      1,539,044      1,821,535
Provision for income
  taxes...................       22,500              --         115,000        184,685        136,614
                            -----------     -----------     -----------     ----------     ----------
     Net income (loss)....      282,880      (1,462,288)      2,298,641      1,354,359      1,684,921
Accretion of preferred
  stock dividends.........      392,091         294,890         460,562        227,661        241,342
                            -----------     -----------     -----------     ----------     ----------
     Net income (loss) to
       common
       stockholders.......  $  (109,211)    $(1,757,178)    $ 1,838,079     $1,126,698     $1,443,579
                            ===========     ===========     ===========     ==========     ==========
Pro forma earnings (loss)
  per Common Share:
  Primary.................       ($0.02)         ($0.31)          $0.31          $0.19          $0.24
  Fully Diluted...........       ($0.02)         ($0.31)          $0.29          $0.18          $0.23
Pro forma weighted average
  number of Common Shares
  outstanding:
  Primary.................    5,603,302       5,663,292       5,956,246      5,826,263      5,989,348
  Fully Diluted...........    5,982,019       5,877,823       6,400,690      6,152,732      6,318,900


   The accompanying notes are an integral part of these financial statements

                             MEDIQUAL SYSTEMS, INC.

                    STATEMENTS OF REDEEMABLE PREFERRED STOCK

                       AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                             STOCKHOLDERS' EQUITY (DEFICIT)
                                                                       REDEEMABLE           ---------------------------------
                                              REDEEMABLE               CONVERTIBLE
                                           PREFERRED STOCK           PREFERRED STOCK           COMMON STOCK        ADDITIONAL
                                         --------------------    -----------------------    -------------------     PAID-IN
                                         SHARES      AMOUNT       SHARES        AMOUNT       SHARES      AMOUNT     CAPITAL
                                         ------    ----------    ---------    ----------    ---------    ------    ----------
BALANCE, DECEMBER 31, 1993............     229     $3,252,777    6,318,748    $7,341,151    3,386,530    $3,386    $1,343,674
 Exercise of stock options and
   warrants...........................      --             --           --            --      122,038      122       124,441
 Purchase of treasury stock...........      --             --           --            --           --       --            --
 Net income...........................      --             --           --            --           --       --            --
 Accretion of preferred stock
   dividends..........................      --        170,319           --       221,772           --       --            --
                                           ---     ----------    ---------    ----------    ---------    ------    ----------
BALANCE, DECEMBER 31, 1994............     229      3,423,096    6,318,748     7,562,923    3,508,568    3,508     1,468,115
 Exercise of stock options............      --             --           --            --       15,094       15        15,079
 Net loss.............................      --             --           --            --           --       --            --
 Accretion of preferred stock
   dividends..........................      --         50,094           --       244,796           --       --            --
                                           ---     ----------    ---------    ----------    ---------    ------    ----------
BALANCE, DECEMBER 31, 1995............     229      3,473,190    6,318,748     7,807,719    3,523,662    3,523     1,483,194
 Exercise of stock options............      --             --           --            --      271,050      272       270,780
 Exercise of convertible debt and
   options............................      --             --           --            --       86,140       86       382,000
 Sale of treasury stock...............      --             --           --            --           --       --            --
 Net income...........................      --             --           --            --           --       --            --
 Accretion of preferred stock
   dividends..........................      --        190,355           --       270,207           --       --            --
                                           ---     ----------    ---------    ----------    ---------    ------    ----------
BALANCE, DECEMBER 31, 1996............     229      3,663,545    6,318,748     8,077,926    3,880,852    3,881     2,135,974
 Exercise of stock options............      --             --           --            --       47,187       47        47,139
 Net income (unaudited)...............      --             --           --            --           --       --            --
 Accretion of preferred stock
   dividends (unaudited)..............      --         95,894           --       145,448           --       --            --
                                           ---     ----------    ---------    ----------    ---------    ------    ----------
BALANCE, JUNE 30, 1997 (UNAUDITED)....     229     $3,759,439    6,318,748    $8,223,374    3,928,039    $3,928    $2,183,113
                                           ===     ==========    =========    ==========    =========    ======    ==========

                                                          TREASURY STOCK
                                        ACCUMULATED     -------------------    SUBSCRIPTION
                                          DEFICIT       SHARES      AMOUNT      RECEIVABLE        TOTAL
                                        ------------    -------    --------    ------------    ------------
BALANCE, DECEMBER 31, 1993............  $(11,586,494)        --    $     --     $ (201,523)    $(10,440,957)
 Exercise of stock options and
   warrants...........................           --          --          --             --          124,563
 Purchase of treasury stock...........           --      21,451     (59,714)            --          (59,714)
 Net income...........................      282,880          --          --             --          282,880
 Accretion of preferred stock
   dividends..........................     (392,091)         --          --             --         (392,091)
                                        ------------      -----    --------      ---------      -----------
BALANCE, DECEMBER 31, 1994............  (11,695,705)     21,451     (59,714)      (201,523)     (10,485,319)
 Exercise of stock options............           --          --          --             --           15,094
 Net loss.............................   (1,462,288)         --          --             --       (1,462,288)
 Accretion of preferred stock
   dividends..........................     (294,890)         --          --             --         (294,890)
                                        ------------      -----    --------      ---------      -----------
BALANCE, DECEMBER 31, 1995............  (13,452,883)     21,451     (59,714)      (201,523)     (12,227,403)
 Exercise of stock options............           --          --          --             --          271,052
 Exercise of convertible debt and
   options............................           --          --          --             --          382,086
 Sale of treasury stock...............           --     (14,464)     40,500             --           40,500
 Net income...........................    2,298,641          --          --             --        2,298,641
 Accretion of preferred stock
   dividends..........................     (460,562)         --          --             --         (460,562)
                                        ------------      -----    --------      ---------      -----------
BALANCE, DECEMBER 31, 1996............  (11,614,804)      6,987     (19,214)      (201,523)      (9,695,686)
 Exercise of stock options............           --          --          --             --           47,186
 Net income (unaudited)...............    1,684,921          --          --             --        1,684,921
 Accretion of preferred stock
   dividends (unaudited)..............     (241,342)         --          --             --         (241,342)
                                        ------------      -----    --------      ---------      -----------
BALANCE, JUNE 30, 1997 (UNAUDITED)....  $(10,171,225)     6,987    $(19,214)    $ (201,523)    $ (8,204,921)
                                        ============      =====    ========      =========      ===========


   The accompanying notes are an integral part of these financial statements

                             MEDIQUAL SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                                          SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                       JUNE 30,
                                       ------------------------------------------     -------------------------
                                          1994            1995            1996           1996           1997
                                       -----------     -----------     ----------     ----------     ----------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................  $   282,880     $(1,462,288)    $2,298,641     $1,354,359     $1,684,921
  Adjustments to reconcile net income
    (loss) to net cash provided by
    (used in) operating activities:
    Depreciation.....................      700,074         786,022        536,650        242,095        240,633
    Non-cash portion of restructuring
      charges (credits) (Note 7).....           --         132,485       (152,676)      (101,784)            --
  Changes in current assets and
    liabilities:
    Accounts receivable..............      753,539         121,559            623       (427,766)      (396,444)
    Prepaid expenses.................      (49,366)        493,151            336        (21,141)        60,654
    Accounts payable.................     (172,897)         16,785       (157,485)        29,170        154,302
    Accrued employee compensation and
      benefits.......................      132,829         (76,065)      (142,136)      (249,662)      (289,377)
    Accrued expenses.................     (383,917)       (122,350)       141,939         89,387          4,396
    Deferred revenue.................   (1,893,954)       (274,307)      (377,555)       (99,091)      (209,834)
                                       -----------      ----------     ----------     ----------     ----------
      Net cash provided by (used in)
         operating activities........     (630,812)       (385,008)     2,148,337        815,567      1,249,251
                                       -----------      ----------     ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
    equipment........................     (909,548)       (181,297)      (616,225)       (89,143)      (265,722)
  (Increase) decrease in other
    assets...........................      (51,624)         62,807        127,134         13,454             --
                                       -----------      ----------     ----------     ----------     ----------
      Net cash provided by (used in)
         investing activities........     (961,172)       (118,490)      (489,091)       (75,689)      (265,722)
                                       -----------      ----------     ----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under long-term debt....      470,246         500,000         75,000         75,000             --
  Repayments of long-term debt.......     (118,832)       (230,811)      (662,154)      (583,780)      (105,223)
  Proceeds from exercise of stock
    options..........................      124,563          15,094        401,120        401,044         47,187
  Proceeds (payments) from sale
    (purchase) of treasury stock.....      (59,714)             --         40,500         40,501             --
                                       -----------      ----------     ----------     ----------     ----------
      Net cash provided by (used in)
         financing activities........      416,263         284,283       (145,534)       (67,235)       (58,036)
                                       -----------      ----------     ----------     ----------     ----------
Net increase (decrease) in cash and
  cash equivalents...................   (1,175,721)       (219,215)     1,513,712        672,643        925,493
Cash and cash equivalents, beginning
  of period..........................    2,401,413       1,225,692      1,006,477      1,006,477      2,520,189
                                       -----------      ----------     ----------     ----------     ----------
Cash and cash equivalents, end of
  period.............................  $ 1,225,692     $ 1,006,477     $2,520,189     $1,679,120     $3,445,682
                                       ===========      ==========     ==========     ==========     ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid during the year for --
    Interest.........................  $    41,564     $    59,445     $   (3,686)    $   25,647     $    7,414
                                       ===========      ==========     ==========     ==========     ==========
    Income taxes, net of refunds
      received.......................  $   174,425     $  (209,250)    $   69,361     $   20,850     $   24,150
                                       ===========      ==========     ==========     ==========     ==========


SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

     In 1996, the Company issued 52,070 shares of common stock upon the exercise of a convertible debenture with a principal balance of $252,018

   The accompanying notes are an integral part of these financial statements

                             MEDIQUAL SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) DESCRIPTION OF BUSINESS

     MediQual Systems, Inc. (the Company) is a leading supplier of clinical information management systems (the Atlas System) and services to the health care industry. The Company's systems and services combine proprietary clinical knowledge with raw patient encounter data to create valuable information that providers, payors and suppliers use to monitor and enhance the effectiveness, efficiency and appropriateness of care.

     The Company is subject to certain risks, including but not limited to dependence on the Atlas System and a Pennsylvania government mandate for a majority of the Company's revenues, dependence on continued access to data, dependence on systems development introduction and enhancements, competition from other service providers, and dependence on key personnel. The Company has also experienced a limited history of profitability.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements reflect the application of certain significant accounting policies described below and elsewhere in these notes to financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Interim Financial Statements


     In the opinion of the Company's management, the June 30, 1996 and 1997 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of results of this interim period. The results of operations for the six months ended June 30, 1996 and 1997 are not necessarily indicative of the results to be expected for the full year or for any future period.


  Cash and Cash Equivalents

     The Company considers all highly liquid investments, if any, with an original maturity of less than three months to be cash equivalents. Cash equivalents consist mainly of money market funds.

  Concentration of Credit Risk

     Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its temporary cash investments in highly rated financial institutions. The Company has not experienced any losses on these investments to date. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in the health care industry or by geographic area. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by management to be inherent in the Company's accounts receivable.

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  Disclosure of Fair Value of Financial Instruments

     The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and long-term obligations. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payables approximate fair value due to the short-term nature of these instruments. The Company's long-term obligations, which bear interest at a variable market rate, accordingly have a carrying amount that approximates fair value. These long-term obligations, which carry a fixed rate of interest, also approximate fair value, based on rates available to the Company for debt with similar terms and remaining maturities.

  Property and Equipment

     Property and equipment are stated at cost. The Company provides for depreciation on a straight line basis over a three to five year estimated useful life. Repairs and maintenance costs are charged to expense as incurred.

     Property and equipment consist of the following:


                                                               DECEMBER 31,
                                                         -------------------------      JUNE 30,
                                                            1995           1996           1997
                                                         ----------     ----------     ----------
Computer equipment.....................................  $2,051,921     $2,668,146     $2,933,867
Furniture and fixtures.................................     270,369        270,369        270,369
Equipment under capital lease..........................     204,149        204,149        204,149
Leasehold improvements.................................      19,253         19,253         19,253
                                                         ----------     ----------     ----------
                                                          2,545,692      3,161,917      3,427,638
Less-Accumulated depreciation..........................   1,595,290      2,131,940      2,372,573
                                                         ----------     ----------     ----------
                                                         $  950,402     $1,029,977     $1,055,065
                                                         ==========     ==========     ==========


  Software Development Costs

     Software development costs are considered for capitalization when technological feasibility is established in accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting For the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. The Company licenses software in a market that is subject to rapid technological change, new product introductions and changing customer needs. Accordingly, the Company has determined that it cannot determine technological feasibility until the development state of the product is nearly complete. The time period during which cost could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company charges all research and development expenses to operations in the period incurred.

  Other Assets

     Other assets at December 31, 1995 include restricted cash of approximately $120,000 held in escrow in connection with an operating lease. These funds were released from escrow in June 1996.

  Revenue Recognition

     The Company licenses its Atlas systems pursuant to annual agreements that provide for the payment of licenses fees at the beginning of the term. System license fees cover software and database upgrades and

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

enhancements and telephone customer support. Renewal of these Agreements is subject to annual price increases. Revenues from system licenses are recognized upon shipment of the system to the customer or the anniversary of the original shipment if collection is probable and remaining Company obligations are insignificant. The portion of license fees relating to system maintenance is deferred and recognized over the annual maintenance period. CIM service revenues, including analytical and data collection services are recognized as the services are performed. Unrecognized amounts are recorded as deferred revenue in the accompanying balance sheets.

  Income Taxes

     The Company follows SFAS No. 109, Accounting for Income Taxes, by providing for federal and state income taxes under the liability method. Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities, as measured by the current statutory tax rates. The Company's deferred income taxes consist of the following:

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
Tax assets
  Net operating loss carryforwards................................  $ 3,656,000     $ 2,993,000
  Reserves not yet deductible for tax purposes....................      340,000         314,000
  Deferred revenue................................................      174,000         146,000
  Federal tax carryforwards.......................................      204,000         204,000
                                                                    -----------     -----------
     Total tax assets.............................................    4,374,000       3,657,000
Tax liabilities
  Property basis differences......................................      (79,000)         18,000
  Other...........................................................       (5,000)         (6,000)
                                                                    -----------     -----------
     Total tax liabilities........................................      (84,000)         12,000
                                                                    -----------     -----------
     Net tax asset................................................    4,290,000       3,669,000
     Less: valuation allowance....................................   (4,290,000)     (3,669,000)
                                                                    -----------     -----------
     Amount recorded in financial statements......................  $        --     $        --
                                                                    ===========     ===========

     The provision for income taxes consists of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                      --------------------------------
                                                       1994        1995         1996
                                                      -------     -------     --------
          Current
            Federal.................................  $    --     $    --     $ 43,000
            State...................................   22,500          --       72,000
                                                      -------     -------     --------
                                                      $22,500     $    --     $115,000
                                                      =======     =======     ========

     At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of $8,313,900 expiring through the year 2009. The Company also has available federal tax credits of approximately $204,000 expiring through the year 2003. Under SFAS No. 109 the Company cannot recognize a deferred tax asset for the future benefit of its net operating loss carryforwards unless it concludes that it is "more likely than not" that the deferred tax asset would be realized. Due to its history of operating losses and possible limitations of utilization of net operating losses discussed below, the Company has recorded a full valuation allowance against its otherwise recognizable net deferred tax asset, in accordance with SFAS No. 109.

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

     Section 382 of the Internal Revenue Code relates to the use of corporate tax attributes following a change in ownership. Under this Section, a defined ownership change can result from the issuance of new equity securities. The Company's net operating loss and tax credit carryforwards available to be used in any given year may be limited in the event of such ownership changes.

  Pro Forma Earnings (Loss) Per Share

     Pro forma earnings (loss) per share is computed based on the weighted average number of common shares outstanding and dilutive common stock equivalents. For purposes of this calculation, dilutive stock options and warrants are considered common stock equivalents using the treasury stock method. All outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock, which will be converted into common stock in contemplation of the merger discussed in Note 9, are assumed to be converted to common stock at the initial time of issuance.

(3) DEBT

     Long-term debt consist of the following:


                                                            DECEMBER 31,
                                                       -----------------------     JUNE 30,
                                                          1995          1996         1997
                                                       ----------     --------     --------
     Line of credit..................................  $  500,000     $     --     $     --
     Equipment term note.............................     261,970      105,223           --
     Obligations under capital lease.................       5,407           --           --
     Convertible debenture...........................     252,018           --           --
     Note payable to an officer......................          --       75,000       75,000
                                                       ----------     --------     --------
                                                        1,019,395      180,223       75,000
     Less: current portion...........................     414,172      105,223       75,000
                                                       ----------     --------     --------
                                                       $  605,223     $ 75,000     $     --
                                                       ==========     ========     ========


  Line of Credit


     The Company has a working capital line-of-credit agreement with a bank expiring on January 5, 1998, unless renewed. Borrowings under the line of credit are collateralized by substantially all of the Company's assets and may not exceed the lesser of $1,500,000 or eligible accounts receivable. Interest is payable monthly at the bank's prime rate (8.25% at December 31, 1995 and 1996 and 8.50% at June 30, 1997) plus 1/2%.


  Equipment Term Note


     Borrowings through June 30, 1994 under a previous equipment line of credit converted to a term note, payable in 36 equal monthly installments of principal beginning on July 5, 1994. Interest is payable monthly at the bank's prime rate (8.25% at December 31, 1996 and 8.50% at June 30, 1997) plus 1.5%. Borrowings are secured by substantially all assets of the Company.



     The line of credit and the equipment term note both have restrictive covenants that require the Company to achieve certain levels of profitability and tangible net worth and to meet certain financial ratios at December 31, 1996. The Company was in compliance with all such covenants at June 30, 1997.

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

  Obligations under Capital Leases


     In connection with a capital lease obligation, the Company issued warrants to the lessor to purchase 105,661 shares of the Company's Series 1987 Class B convertible preferred stock, subject to certain antidilution provisions. The warrants, exercisable at $.66 per share, expired in December 1996. As of June 30, 1997, the cost of the equipment under capital lease of $204,149 had been fully depreciated.


  Convertible Debenture

     In November 1991, in connection with the settlement of certain royalty obligations with a former product development partner, the Company issued an 8% convertible debenture with interest due quarterly, commencing on December 31, 1991 and issued an option to purchase 34,068 shares of common stock at an exercise price of $4.84 per share to an affiliate of the holder of the convertible debenture. The principal balance, plus any accrued interest , was due on November 20, 1995. In June 1996, the note was converted into 52,070 shares of common stock and the option was exercised.

(4) COMMITMENTS

  Operating Leases

     The Company leases its facilities and certain equipment under operating leases that expire through November 1999. The future minimum annual lease payments at December 31, 1996 are as follows:

                                        YEAR               AMOUNT
                            ----------------------------  --------
                            1997........................  $444,324
                            1998........................   423,692
                            1999........................   112,525
                                                          --------
                                                          $981,329
                                                          ========


     Total rent expense included in the accompanying statements of operations is $584,000, $674,000 and $521,000 for the years ended December 31, 1994, 1995 and
1996, respectively, and $307,038 and $238,471 for the six months ended June 30, 1996 and 1997, respectively.


(5) REDEEMABLE PREFERRED STOCK

  Class A Redeemable Preferred Stock

     The following summarizes the relative powers, designations and rights of the Class A preferred stock:

LIQUIDATION

     Holders of Class A preferred stock are entitled to be paid $10,000 per share plus accrued but unpaid dividends in the event of a liquidation or dissolution of the Company before any amount is paid to common stockholders, but after any distribution to Class B and Class C preferred stockholders.

DIVIDENDS


     Holders of Class A preferred stock are entitled to receive quarterly dividends, as defined, from net profits, if any. Dividends are cumulative. At December 31, 1996 and June 30, 1997, the Company had cumulative dividends in arrears of $1,373,545 and $1,469,439, respectively on the Class A preferred stock.

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

REDEMPTION

     The Class A preferred stock is redeemable on or after January 1, 1997 at the option of the holder for $10,000 per share plus accrued dividends. Class A preferred stock redemptions and dividends are payable only from one third of legally available funds of the Company, only after all Class C convertible preferred stock redemptions have been paid. All of the holders of Class A preferred stock have waived their redemptions rights until January 2, 1998.

VOTING RIGHTS

     Class A preferred stock is nonvoting.

  Class B Redeemable Convertible Preferred Stock

     The following summarizes the relative powers, designations and rights of the Series 1986 and 1987 Class B convertible preferred stock:

LIQUIDATION

     In the event of any liquidation or dissolution of the Company, the holders of the Series 1986 and 1987 Class B convertible preferred stock shall be entitled to receive $.70 and $2.00 per share, respectively, prior to any distributions to the holders of Class A preferred stock or common stock but after any distribution to the holders of the Class C convertible preferred stock.

CONVERSION


     Each share of Class B convertible preferred stock is convertible at the option of the holder, or automatically in the event of a public stock offering, as defined, into 1/4 of a share of common stock, based on original issue price. This conversion rate is adjusted upon the occurrence of certain dilutive events.


REDEMPTION

     The Class B convertible preferred stock is redeemable in whole or in part on or after January 1, 1997, at the option of the holders for any number of shares issued and outstanding at that time. The redemption price for Series 1986 and 1987 convertible preferred stock is $.70 and $2.00 per share, respectively, plus any accrued and unpaid dividends. Class B convertible preferred stock redemptions and dividends are payable only from two thirds of legally available funds of the Company only after all convertible preferred stock redemptions have been paid. A majority of the holders of Class B preferred stock have waived their redemptions rights until January 2, 1998.

DIVIDENDS

     The Class B convertible preferred stockholders are entitled to any dividends that may be declared on the common stock. The amount of the dividend is equal to the dividend per common share multiplied by the number of common shares that each preferred stockholder would receive upon conversion.

VOTING RIGHTS


     Holders of Class B convertible preferred stock vote together with common stockholders as one class, with special provisions for electing members to the Board of Directors. Class B convertible preferred stockholders are entitled to the number of votes that they would receive if they converted their Class B convertible preferred stock into common stock at the applicable conversion rate. Each share of Series 1986 Class B

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


preferred stock and Series 1987 Class B preferred stock is convertible into
 .2507 and .2534 shares of the Company's common stock, respectively, after taking into account the 1-for-4 reverse stock split of the Company's common stock effected on June 19, 1996. Also, provided that 1,263,345 shares of the Class B convertible preferred stock remain outstanding, the Company is restricted from taking certain actions without the vote or written consent of the holders of a majority of the Class B convertible preferred stock.



     So long as at least 1,263,345 shares of Class B convertible preferred stock remain outstanding, the holders of Class B Preferred Stock, voting as a separate class, have the right to elect one director. However, the holders of the outstanding shares of Class B Preferred Stock have not chosen to elect a director to the current MediQual Board.



     The holders of the Company's preferred stock control a majority of the Company's voting power on an as-converted basis, including the preferred stockholders' existing common stock ownership.


  Class C Redeemable Convertible Preferred Stock

     The following summarizes the relative powers, designations and rights of the Class C convertible preferred stock:

LIQUIDATION

     In the event of any liquidation or dissolution of the Company, the holders of the Class C convertible preferred stock shall be entitled to receive $990.00 per share plus all accrued but unpaid dividends prior to any distribution to the holders of Class A preferred stock, Class B convertible preferred stock or common stock.

CONVERSION

     Each share of Class C convertible preferred stock is convertible at the option of the holder, or automatically in the event of a public offering, as defined. The conversion rate is equal to 250 shares of common stock plus 50% of accrued and unpaid dividends. This conversion rate is adjusted upon the occurrence of certain dilutive events.

REDEMPTION

     The Class C convertible preferred stock is redeemable in whole or in part on or after January 1, 1997 at the option of the holders. The redemption price for Class C convertible preferred stock is $1,000 per share plus any accrued and unpaid dividends. Class C convertible preferred stock redemptions and dividends are payable from legally available funds of the Company prior to any redemption of Class A and Class B preferred stock. A majority of the holders of Class C preferred stock have waived their redemptions rights until January 2, 1998.

DIVIDENDS


     The Class C convertible preferred stockholders are entitled to receive quarterly dividends. Dividends are cumulative at 2.5% per quarter of the Class C convertible preferred stock liquidation value. At December 31, 1996 and June 30, 1997, the Company had cumulative dividends in arrears of $873,046 and $1,018,494, respectively, on the Class C convertible preferred stock. Dividends on the Class C convertible preferred stock shall be paid before any dividends for any other class of stock.

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

VOTING RIGHTS


     Holders of Class C convertible preferred stock vote together with common stockholders as one class, with special provisions for electing members to the Board of Directors. Class C convertible preferred stockholders are entitled to the number of votes that they would receive if they converted their stock to common stock. Each share of Class C preferred stock is convertible into 310.7277 shares of the Company's common stock, after taking into account the 1-for-4 reverse stock split of the Company's common stock effected on June 19, 1996. The Company is restricted from taking certain action without the vote or written consent of the holders of a majority of the outstanding Class C convertible preferred stock.



     The holders of Class C Preferred Stock, voting as a separate class, have the right to elect one director and have exercised this right to elect a representative to the Company's board.



     The holders of the Company's preferred stock control a majority of the Company's voting power on an as-converted basis, including the preferred stockholders' existing common stock ownership.


(6) STOCKHOLDERS' EQUITY

  Stock Split

     On June 19, 1996, the stockholders of the Company approved a 1-for-4 reverse stock split of the Company's common stock. Accordingly, all share and per share amounts have been adjusted to reflect the reverse stock split as though it had occurred at the beginning of the initial period presented.

  Common Stock


     The Company has reserved 1,769,767 shares of common stock for issuance to employees, directors and others pursuant to the granting of stock options and restricted stock awards under the Company's stock option plans (see below). The Company is also required to reserve a sufficient number of shares to effect the conversion of the Class B convertible preferred stock, Class C convertible preferred stock and warrants (2,217,177 at June 30, 1997).


  Subscription Receivable

     Subscriptions receivable represents a note receivable from an officer for $201,523 that was issued in connection with his purchase of 314,403 shares of common stock in 1993. The note bears interest at 3.92% per year. In connection with the employment agreement and incentive arrangement discussed in Note 8, the note receivable will be forgiven upon completion of a public offering or a sale of the Company at a minimum valuation, as defined.

  Stock Incentive Plans


     In May 1996, the Company's Board of Directors and stockholders approved the Company's 1996 Stock Incentive Plan (the "1996 Plan"), which provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards to employees of the Company (including officers and employee directors). A maximum of 1,500,000 shares are currently reserved for issuance pursuant to the 1996 Plan. This maximum number of shares will increase, effective as of January 1, 1998 and each January 1 thereafter during the term of the plan, by an additional number of shares of Common Stock equal to ten percent of the difference between (i) the total number of shares of Common Stock and Common Stock equivalents issued and outstanding as of the close of business on December 31 of the preceding year and (ii) the total number of shares of Common Stock and Common Stock equivalents issued and outstanding as of the close of business on December 31 of the year prior to such preceding year. No participant in the 1996 Plan may in any year be granted stock options or awards with respect to more than 500,000 shares of Common Stock, and no more

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)


than an aggregate of 3,000,000 shares of Common Stock may be issued pursuant to the exercise of incentive stock options granted under the 1996 Plan. At June 30, 1997, 1,389,680 shares remained available for future grants under the 1996 Plan.


     The Company maintains outstanding options under a 1987 Nonqualified Stock Option Plan (the "1987 Plan"). The majority of the grants vest ratably over 50 months. In May 1996, the Board of Directors of the Company terminated the 1987 Plan with respect to the granting of any further options thereunder.

     The Company accounts for these plans under APB Opinion No. 25, under which no compensation costs has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income would not have been materially different than that reported in the accompanying statement of operations.

     The following table summarizes all stock option activity :


                                                              NUMBER OF     WEIGHTED AVERAGE EXERCISE
                                                               SHARES            PRICE PER SHARE
                                                              ---------     -------------------------
Outstanding, December 31, 1993..............................    500,547               $1.04
  Granted...................................................     21,250                2.80
  Exercised.................................................   (120,888)               1.02
  Canceled..................................................    (42,459)               1.19
                                                               --------
Outstanding, December 31, 1994..............................    358,450                1.10
  Granted...................................................     97,200                1.00
  Exercised.................................................    (15,094)               1.00
  Canceled..................................................   (213,825)               1.36
                                                               --------
Outstanding, December 31, 1995..............................    226,731                1.00
  Granted...................................................    566,266                1.84
  Exercised.................................................   (271,050)               1.00
  Canceled..................................................   (122,980)               4.49
                                                               --------
Outstanding, December 31, 1996..............................    398,967                1.30
  Granted...................................................         --                  --
  Exercised.................................................    (47,188)               1.00
  Canceled..................................................    (19,984)               1.36
                                                               --------
Outstanding, June 30, 1997..................................    331,795                1.33
                                                               ========
Exercisable, June 30, 1997..................................    152,391               $1.15
                                                               ========



The option price range for outstanding and exercisable shares as of June 30, 1997 was $1.00 - $2.00.


  Warrants

     On April 29, 1993, the Company issued one warrant for each 10 shares of Class B convertible preferred stock to existing Class B convertible preferred stockholders, or an aggregate of warrants to purchase 158,069 shares of Common Stock. Each warrant entitles the holder to purchase one share of the Company's common stock for $.80 per share, the fair market value on date of grant, as determined by the Board of Directors. The exercise price is adjusted upon the occurrence of certain dilutive events. The warrants are exercisable at the option of the holder through April 29, 2003. Warrants to purchase 1,150 shares of common stock were exercised in 1994.

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) RESTRUCTURING CHARGES

     In 1995, the Company recorded a $580,000 charge to reflect a staff reduction of 15 research and development employees, 1 general and administrative employee, 11 customer support employees, and 4 sales employees, as well as office space consolidation which occurred on December 13, 1995. The components of the restructuring charge are as follows:

     Severance and benefits...................................................  $294,839
     Obsolete fixed asset disposals and write-offs............................   112,986
     Excess facility rent and office closings.................................   172,175
                                                                                --------
                                                                                $580,000
                                                                                ========

     At December 31, 1995, $292,600 and $153,000 was included in accrued compensation and benefits and accrued expenses, respectively, related to restructuring costs. During 1996, the Company was able to negotiate a favorable settlement for certain excess leased facilities and reduced the related accrued liability by $152,676, which has been recorded in the accompanying statement of operations as a restructuring credit. The Company does not anticipate any further adjustments relating to the restructuring effected in December 1995. Included in the 1995 statements of cash flows as an adjustment to reconcile net loss to net cash provided by (used in) operating activities is $132,485 related to the asset write-offs and rent reserves, respectively.

(8) EMPLOYEE BENEFITS

  401(k) Plan

     The Company maintains an employee benefit plan under Section 401(k) of the Internal Revenue Code. This plan allows employees to make contributions up to 15% of their compensation. Under the plan, the Company may, but is not obligated to, match a portion of the employees' contributions up to a defined maximum. There were no matching contributions in 1994, 1995, or 1996.

  Employment Agreements


     In January 1996, the Company and its chief executive officer entered into an employment agreement and incentive arrangement. Pursuant to the agreements, the officer received a note payable for $75,000 representing his 1995 incentive pay. The note bears interest at 10% per year and is payable upon the earlier of January 2, 1998, the officer's voluntary termination, or the sale of the Company. The note is included in the current portion of long-term debt at June 30, 1997.


     Under the incentive arrangement, the chief executive officer received an option to purchase up to 225,000 shares of common stock and a cash bonus of up to $200,000. The cash bonus is contingent on completion of an initial public offering at a minimum valuation. The option is exercisable at a price of $1.00 per share, the then fair market value of the common stock and is exercisable immediately, subject to a right of the Company to repurchase such shares until the earlier of five years of the date of grant or the closing of an initial public offering or sale of the Company based on specific valuation. The officer exercised the option for 225,000 shares of common stock in full on March 29, 1996. The shares are subject to repurchase by the Company in accordance with the terms noted above.

     In 1995, the Company entered into stay agreements with certain key officers under which the Company guarantees the officer who is a party thereto a severance payment in an amount equal to such officer's twelve-month base salary in the event that the officer's employment is terminated other than at such officer's volition.

                             MEDIQUAL SYSTEMS, INC.

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(9) SUBSEQUENT EVENT

     On July 7, 1997, the Company entered into an Amended and Restated Agreement and Plan of Merger among Cardinal Health, Inc., Hub Merger Corp. and the Company (the "Merger Agreement") pursuant to which holders of MediQual Common Stock, Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, stock options and warrants (in each case, as defined in the Proxy Statement/Prospectus) will be entitled to receive a number of Cardinal Health, Inc. common shares or options or warrants for Cardinal Health, Inc. common shares, without par value, as determined pursuant to the share exchange formulas set forth in the Merger Agreement. The Merger Agreement is subject to MediQual stockholder approval.

                                                                         ANNEX A

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

                                     AMONG

                             CARDINAL HEALTH, INC.
                                 ("Cardinal"),

                                HUB MERGER CORP.
                  a wholly owned direct subsidiary of Cardinal
                                  ("Subcorp")

                                      and

                             MEDIQUAL SYSTEMS, INC.
                                  ("MediQual")

                                  July 7, 1997

                               TABLE OF CONTENTS


                                                                                            PAGE
                                                                                          --------
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER........................................    A-1
PRELIMINARY STATEMENTS...................................................................    A-1
AGREEMENT................................................................................    A-1
ARTICLE I THE MERGER.....................................................................    A-1
         1.1    The Merger...............................................................    A-1
         1.2    Effective Time...........................................................    A-1
         1.3    Effects of the Merger....................................................    A-2
         1.4    Certificate of Incorporation and Bylaws..................................    A-2
         1.5    Directors and Officers...................................................    A-2
         1.6    Additional Actions.......................................................    A-2
ARTICLE II CONVERSION OF SECURITIES......................................................    A-2
         2.1    Conversion of Capital Stock..............................................    A-2
         2.2    Exchange Ratios; Fractional Shares; Dissenting Shares....................    A-3
         2.3    Exchange of Certificates.................................................    A-5
         2.4    Treatment of Stock Options; Stock Purchase Plan..........................    A-6
ARTICLE III REPRESENTATIONS AND WARRANTIES OF CARDINAL AND SUBCORP.......................    A-7
         3.1    Organization and Standing................................................    A-7
         3.2    Corporate Power and Authority............................................    A-7
         3.3    Capitalization of Cardinal and Subcorp...................................    A-7
         3.4    Conflicts; Consents and Approval.........................................    A-8
         3.5    Brokerage and Finder's Fees..............................................    A-8
         3.6    Cardinal SEC Documents...................................................    A-8
         3.7    Registration Statement...................................................    A-9
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF MEDIQUAL....................................    A-9
         4.1    Organization and Standing................................................    A-9
         4.2    Subsidiaries.............................................................    A-9
         4.3    Corporate Power and Authority............................................    A-9
         4.4    Capitalization of MediQual...............................................   A-10
         4.5    Conflicts; Consents and Approvals........................................   A-10
         4.6    Absence of Certain Changes...............................................   A-11
         4.7    Officers, Employees and Compensation.....................................   A-12
         4.8    Financial Statements.....................................................   A-12
         4.9    Taxes....................................................................   A-13
         4.10   Compliance with Law......................................................   A-14
         4.11   Intellectual Property....................................................   A-14
         4.12   Title to and Condition of Properties.....................................   A-16
         4.13   Registration Statement; Prospectus/Proxy Statement.......................   A-16
         4.14   Litigation...............................................................   A-17
         4.15   Brokerage and Finder's Fees; Expenses....................................   A-17
         4.16   Accounting Matters.......................................................   A-17
         4.17   Employee Benefit Plans...................................................   A-17
         4.18   Contracts................................................................   A-19
         4.19   Accounts Receivable......................................................   A-19
         4.20   Labor Matters............................................................   A-19

                                                                                            PAGE
                                                                                          --------
         4.21   Undisclosed Liabilities..................................................   A-20
         4.22   Operation of MediQual's Business; Relationships..........................   A-20
         4.23   Product Warranties and Liabilities.......................................   A-21
         4.24   Environmental Matters....................................................   A-21
         4.25   [Intentionally Omitted]..................................................   A-21
         4.26   Board Recommendation.....................................................   A-21
         4.27   DGCL and State Takeover Laws.............................................   A-22
         4.28   Insurance................................................................   A-22
         4.29   Lease Arrangements.......................................................   A-22
         4.30   Books of Account; Records................................................   A-22
ARTICLE V  COVENANTS OF THE PARTIES......................................................   A-22
         5.1    Mutual Covenants.........................................................   A-22
         5.2    Covenants of Cardinal....................................................   A-23
         5.3    Covenants of MediQual....................................................   A-24
ARTICLE VI  CONDITIONS...................................................................   A-27
         6.1    Mutual Conditions........................................................   A-27
         6.2    Conditions to Obligations of MediQual....................................   A-28
         6.3    Conditions to Obligations of Cardinal and Subcorp........................   A-28
ARTICLE VII  TERMINATION AND AMENDMENT...................................................   A-29
         7.1    Termination..............................................................   A-29
         7.2    Effect of Termination....................................................   A-30
         7.3    Amendment................................................................   A-30
         7.4    Extension; Waiver........................................................   A-31
ARTICLE VIII  INDEMNIFICATION............................................................   A-31
         8.1    Survival of Representations, Warranties and Agreements...................   A-31
         8.2    Indemnification..........................................................   A-31
         8.3    Limitations on Indemnification...........................................   A-32
         8.4    Procedure for Indemnification with Respect to Third Party Claims.........   A-32
         8.5    Procedure For Indemnification with Respect to Non-Third Party Claims.....   A-33
         8.6    MediQual Stockholders Representative.....................................   A-33
         8.7    Satisfaction of Obligations; Release from Escrow.........................   A-34
         8.8    Termination of MediQual's Warranties.....................................   A-35
ARTICLE IX  MISCELLANEOUS................................................................   A-35
         9.1    Notices..................................................................   A-35
         9.2    Interpretation...........................................................   A-35
         9.3    Counterparts.............................................................   A-36
         9.4    Entire Agreement.........................................................   A-36
         9.5    Third Party Beneficiaries................................................   A-36
         9.6    Governing Law............................................................   A-36
         9.7    Consent to Jurisdiction; Venue...........................................   A-36
         9.8    Specific Performance.....................................................   A-36
         9.9    Assignment...............................................................   A-36
         9.10   Expenses.................................................................   A-36


Exhibit A -- Form of Affiliate Letter
Exhibit B -- Form of Opinion of Cardinal and Subcorp's Counsel
Exhibit C -- Form of Opinion of MediQual's Counsel

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

     This Amended and Restated Agreement and Plan of Merger (this "Agreement") is made and entered into as of the 7th day of July, 1997, by and among Cardinal Health, Inc., an Ohio corporation ("Cardinal"), Hub Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal ("Subcorp"), and MediQual Systems, Inc., a Delaware corporation ("MediQual") to amend and restate the Agreement and Plan of Merger, dated as of May 27, 1997, among Cardinal, Subcorp and MediQual.

                             PRELIMINARY STATEMENTS

     A. Cardinal desires to acquire the clinical information management systems and services business and other businesses operated by MediQual through the merger of Subcorp with and into MediQual, with MediQual as the surviving corporation (the "Merger"), pursuant to which each share of MediQual Common Stock, MediQual Class A Preferred Stock, MediQual Class B Preferred Stock and MediQual Class C Preferred Stock (each as defined in Section 4.4, collectively, "MediQual Conversion Stock") outstanding at the Effective Time (as defined in
Section 1.2) will be converted into the right to receive Cardinal Common Shares (as defined in Section 3.3) as more fully provided herein.

     B. MediQual desires to combine its clinical information management systems and services business and other businesses with the healthcare service businesses operated by Cardinal and for the holders of shares of MediQual Conversion Stock ("MediQual Stockholders") to have a continuing equity interest in the combined Cardinal/MediQual businesses.

     C. The parties intend that the Merger constitute a tax-free
"reorganization" within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of Section 368(a)(2)(E) thereof.

     D. The parties intend that the Merger be accounted for as a pooling-of-interests for financial reporting purposes.

     E. The respective Boards of Directors of Cardinal, Subcorp and MediQual have determined the Merger in the manner contemplated herein to be desirable and in the best interests of their respective shareholders and, by resolutions duly adopted, have approved and adopted this Agreement.

                                   AGREEMENT

     Now, therefore, in consideration of these premises and the mutual and dependent promises hereinafter set forth, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the provisions of the Delaware General Corporation Law (the "DGCL"), Subcorp shall be merged with and into MediQual following the satisfaction or waiver of the conditions set forth in Article VI. Following the Merger, the separate corporate existence of Subcorp shall cease and MediQual shall continue its existence under the laws of the State of Delaware. MediQual, in its capacity as the corporation surviving the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time. The Merger shall be consummated by filing with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") a certificate of merger (the "Certificate of Merger") in such form as is required by and executed in accordance with Section 251(c) of the DGCL. The Merger shall become effective (the "Effective Time") when the Certificate of Merger has been filed with the Delaware Secretary of State or at such later time as shall be specified in the Certificate of Merger. Prior to the filing referred to in this Section 1.2, a closing (the "Closing") shall be held at the offices of Cardinal, 5555 Glendon

Court, Dublin, Ohio 43016, or such other place as the parties may agree on a date (the "Closing Date") specified by Cardinal, which date shall be within ten business days following the date upon which all conditions set forth in Article VI hereof have been satisfied or waived.

     1.3 Effects of the Merger. The Merger shall have the effects set forth in
Section 259 of the DGCL.

     1.4 Certificate of Incorporation and Bylaws. The Certificate of Merger shall provide that at the Effective Time (i) the Certificate of Incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended as of the Effective Time so as to contain the provisions, and only the provisions, contained immediately prior thereto in the Certificate of Incorporation of Subcorp, except for Article FIRST thereof which shall continue to read "The name of the corporation is MediQual Systems, Inc.", and (ii) the Bylaws of Subcorp in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation; in each case until amended in accordance with applicable law.

     1.5 Directors and Officers. From and after the Effective Time, the officers of MediQual shall be the officers of the Surviving Corporation and the directors of Subcorp shall be the directors of the Surviving Corporation, in each case until their respective successors are duly elected and qualified. On the Closing Date, MediQual shall deliver to Cardinal evidence satisfactory to Cardinal of the resignations of the directors of MediQual, such resignations to be effective as of the Effective Time.

     1.6 Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in law or any other acts are reasonably necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of MediQual, or (b) otherwise carry out the provisions of this Agreement, MediQual shall execute and deliver all such deeds, assignments or assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of MediQual or otherwise to take any and all such action.

                                   ARTICLE II

                            CONVERSION OF SECURITIES

     2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Cardinal, Subcorp or MediQual:

          (a) Each share of common stock, $0.01 par value, of Subcorp issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, $0.01 par value, of the Surviving Corporation. Such newly issued shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

          (b) Each share of MediQual Common Stock (as defined in Section 4.4) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 2.2)) shall be converted into and represent a number of Cardinal Common Shares equal to the Common Equivalent Exchange Ratio (as defined in Section 2.2).

          (c) Each share of MediQual Class A Preferred Stock (as defined in
     Section 4.4) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into and represent a number of Cardinal Common Shares equal to the Class A Preferred Exchange Ratio (as defined in Section 2.2(a)(ii)).

          (d) Each share of MediQual 1986 Class B Preferred Stock (as defined in
     Section 4.4) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into and represent a number of Cardinal Common Shares equal to the product obtained by multiplying (x) the maximum number of shares of MediQual Common Stock into which such share of MediQual 1986 Class B Preferred Stock is then convertible by (y) the Common Equivalent Exchange Ratio.

          (e) Each share of MediQual 1987 Class B Preferred Stock (as defined in
     Section 4.4) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into and represent a number of Cardinal Common Shares equal to the product obtained by multiplying (x) the maximum number of shares of MediQual Common Stock into which such share of MediQual 1987 Class B Preferred Stock is then convertible by (y) the Common Equivalent Exchange Ratio.

          (f) Each share of MediQual Class C Preferred Stock (as defined in
     Section 4.4) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into and represent a number of Cardinal Common Shares equal to the product obtained by multiplying (x) the maximum number of shares of MediQual Common Stock into which such share of MediQual Class C Preferred Stock is then convertible (taking into account, in determining such maximum number of shares, the one-half of the accrued and unpaid dividends referenced in Section 4(d) of the MediQual Certificate, which conversion shall satisfy MediQual's obligations for accrued and unpaid dividends with respect to such shares) by (y) the Common Equivalent Exchange Ratio.

          (g) Each share of capital stock of MediQual held in the treasury of MediQual shall be cancelled and retired and no payment shall be made in respect thereof.

          (h) Notwithstanding anything in this Section 2.1 to the contrary, Cardinal shall retain a number of Cardinal Common Shares otherwise issuable to MediQual Stockholders in the Merger, from such MediQual Stockholders on a proportionate basis (based on the respective numbers of Cardinal Common Shares into which their MediQual Conversion Stock (other than any Dissenting Shares) will be convertible upon the Effective Time), equal to 6.5% of the aggregate number of Cardinal Common Shares which would be issuable to MediQual Stockholders on the Closing Date if Cardinal Common Shares were not to be issued into escrow pursuant to this Section 2.1(h) (the "Retained Shares"), by withholding the Retained Shares from the Cardinal Common Shares issuable in the Merger and depositing such Retained Shares in escrow pursuant to the Escrow Agreement in the form previously agreed to by Cardinal, MediQual, the Escrow Agent (as defined therein) and the MediQual Stockholders Representative (as defined therein) (the "Escrow Agreement"). The escrow created by the Escrow Agreement shall be for the purpose of providing for the payment of the indemnification obligations of the MediQual Stockholders and expenses of the MediQual Stockholders Representative (as defined below) pursuant to Article VIII hereof, all in accordance with the terms and conditions contained herein and in the Escrow Agreement.

     2.2 Exchange Ratios; Fractional Shares; Dissenting Shares.

        (a) (i) For purposes hereof, the "Common Equivalent Exchange Ratio" (rounded to the nearest ten-thousandth of a share) shall be equal to (x) the quotient obtained by dividing (A) the quotient obtained by dividing
        (I) $30.8 million by (II) the Average Share Price (as defined below) (provided, however, that for purposes of this clause (II) only, if the Average Share Price is less than $52.25, then the Average Share Price shall be deemed to be equal to $52.25, and if the Average Share Price is greater than $57.75, then the Average Share Price shall be deemed to be equal to $57.75) by (B) the number of Fully Diluted MediQual Shares (as defined below) issued and outstanding immediately prior to the Effective Time; or (y) if Cardinal has made an Adjustment Election (as defined in Section 7.1), then the quotient obtained by dividing (A) the quotient obtained by dividing (I) $27,557,895 by (II) the Average Share Price by
        (B) the number of Fully Diluted MediQual Shares issued and outstanding immediately prior to the Effective Time.

                  (ii) For purposes hereof, the "Class A Preferred Exchange Ratio" (rounded to the nearest ten-thousandth of a share) shall be equal to (x) the quotient obtained by dividing (A) the quotient obtained by dividing (I) the stated value of $2,290,000 for all outstanding shares of MediQual Class A Preferred Stock plus all accrued but unpaid dividends thereon (which amount was $1,420,777 at March 31, 1997) as of the Effective Time (collectively, the "Class A Exchange Amount") by (II) the Average Share Price (as defined below) (provided, however, that for purposes of this clause (II) only, if the Average Share Price is less than $52.25, then the Average Share Price shall be deemed to be equal to $52.25, and if the Average Share Price is greater than

        $57.75, then the Average Share Price shall be deemed to be equal to $57.75) by (B) 229; or (y) if Cardinal has made an Adjustment Election (as defined in Section 7.1), then the quotient obtained by dividing (A) the quotient obtained by dividing (I) the product of the Class A Exchange Amount and .8947 by (II) the Average Share Price by (B) 229.

          For purposes hereof, "Average Share Price" shall mean the average of the closing prices of Cardinal Common Shares as reported on the New York Stock Exchange ("NYSE") Composite Tape ("NYSE Composite Tape") on each of the last twenty trading days ending on the sixth trading day prior to the meeting of MediQual Stockholders at which the vote to approve the Merger occurs. For purposes hereof, "Fully Diluted MediQual Shares" means the sum obtained by adding (r) the number of shares of MediQual Common Stock (including fractions thereof) actually issued and outstanding, (s) the maximum number of shares of MediQual Common Stock (including fractions thereof) issuable upon the exercise of all outstanding warrants to purchase shares of MediQual Common Stock, (t) the maximum number of shares of MediQual Common Stock (including fractions thereof) issuable upon the exercise of all outstanding options to purchase shares of MediQual Common Stock (including both vested and unvested options), and (u) the maximum number of shares of MediQual Common Stock (including fractions thereof) issuable upon the conversion of all issued and outstanding shares of MediQual 1986 Class B Preferred Stock, MediQual 1987 Class B Preferred Stock and MediQual Class C Preferred Stock. The final number of "Fully Diluted MediQual Shares," as well as the underlying calculations for such number, will be stipulated to Cardinal in writing by MediQual's chief financial officer not later than the end of business on the fifth trading day prior to the meeting of MediQual Stockholders at which the vote to approve the Merger occurs.

          (b) No certificates for fractional Cardinal Common Shares shall be issued as a result of the conversion provided for in Section 2.1. To the extent that an outstanding share of MediQual Conversion Stock would otherwise have become a fractional Cardinal Common Share, the holder thereof, upon presentation of such fractional interest represented by an appropriate certificate for MediQual Conversion Stock to the Exchange Agent pursuant to Section 2.3, shall be entitled to receive a cash payment therefor in an amount equal to the value (determined with reference to the closing price of Cardinal Common Shares as reported on the NYSE Composite Tape on the last full trading day immediately prior to the Effective Time) of such fractional interest. Such payment with respect to fractional shares is merely intended to provide a mechanical rounding off of, and is not a separately bargained for, consideration. If more than one certificate representing shares of MediQual Conversion Stock shall be surrendered for the account of the same holder, the number of Cardinal Common Shares for which certificates have been surrendered shall be computed on the basis of the aggregate number of shares represented by the certificates so surrendered. In the event that prior to the Effective Time Cardinal shall declare a stock dividend or other distribution payable in Cardinal Common Shares or securities convertible into Cardinal Common Shares, or effect a stock split, reclassification, combination or other change with respect to Cardinal Common Shares, the exchange ratios set forth in this Section 2.2 shall be adjusted to reflect such dividend, distribution, stock split, reclassification, combination or other change.

          (c) The holder of any shares ("Dissenting Shares") of Conversion Stock (collectively, "MediQual Dissenting Stock") outstanding immediately prior to the Merger that has validly exercised such holder's dissenters' rights, if any, under the DGCL shall not be entitled to receive, in respect of the shares of MediQual Dissenting Stock as to which such holder has validly exercised dissenters' rights, Cardinal Common Shares unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder's right to payment for such holder's shares of MediQual Dissenting Stock under the DGCL. In such event, such holder shall be entitled to receive, without interest, the Cardinal Common Shares such holder would have been entitled to receive had such holder not exercised dissenters' rights.

          (d) In the event any Certificate shall have been lost, stolen or destroyed, upon receipt of appropriate evidence as to such loss, theft or destruction and to the ownership of such Certificate by the person claiming such Certificate to be lost, stolen or destroyed, and the receipt by Cardinal and the Exchange Agent of reasonably appropriate and customary indemnification (which may include the posting of a bond or similar security), the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate Cardinal Common Shares and the fractional share payment, if any, deliverable in respect thereof as determined in accordance with Section 2.1 and this Section 2.2.

     2.3 Exchange of Certificates.

     (a) Exchange Agent. Promptly following the Effective Time, subject to
Section 2.1(g), Cardinal shall deposit with Boatmen's Trust Company or such other exchange agent as may be designated by Cardinal (the "Exchange Agent"), for the benefit of MediQual Stockholders, for exchange in accordance with this
Section 2.3, certificates representing Cardinal Common Shares issuable pursuant to Section 2.1 in exchange for outstanding shares of MediQual Conversion Stock (other than Retained Shares) and shall from time to time deposit cash in an amount reasonably expected to be paid pursuant to Section 2.2 (such Cardinal Common Shares and cash, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The fees and expenses of the Exchange Agent will be paid by Cardinal.

     (b) Exchange Procedures. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of MediQual Conversion Stock whose shares were converted into the right to receive Cardinal Common Shares pursuant to Section
2.1 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Cardinal may reasonably specify, including waivers and releases of liability) and (ii) instructions for effecting the surrender of the Certificates in exchange for certificates representing Cardinal Common Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of Cardinal Common Shares which such holder has the right to receive pursuant to Section 2.1 and (y) a check representing the amount of cash in lieu of fractional shares, if any, and unpaid dividends and distributions with respect to such Cardinal Common Shares, if any, which such holder has the right to receive pursuant to the provisions of this Article II, after giving effect to any required withholding tax, and the shares represented by the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares, if any, and unpaid dividends and distributions with respect to such Cardinal Common Shares, if any, payable to holders of shares of MediQual Conversion Stock. In the event of a transfer of ownership of shares of MediQual Conversion Stock which is not registered on the transfer records of MediQual, a certificate representing the proper number of Cardinal Common Shares, together with a check for the cash to be paid in lieu of fractional shares, if any, and unpaid dividends and distributions with respect to such Cardinal Common Shares, if any, may be issued to such transferee if the Certificate representing such shares of MediQual Conversion Stock held by such transferee is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.3, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon surrender a certificate representing Cardinal Common Shares and cash in lieu of fractional shares, if any, and unpaid dividends and distributions with respect to such Cardinal Common Shares, if any, as provided in this Article II.

     (c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared or made after the Effective Time with respect to Cardinal Common Shares having a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional shares shall be paid to any such holder, until the holder shall surrender such Certificate as provided in this Section 2.3. Until any such Certificate has been surrendered as provided in this Section 2.3, Cardinal shall deposit the amount of any dividends or other distributions thereon with the Exchange Agent. Subject to the effect of Applicable Laws (as defined in Section 4.10), following surrender of any such Certificate, the Exchange Agent shall pay to the holder of the certificates representing whole Cardinal Common Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole Cardinal Common Shares and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date subsequent to surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Cardinal Common Shares, less the amount of any withholding taxes which may be required thereon.

     (d) No Further Ownership Rights in MediQual Conversion Stock. All Cardinal Common Shares issued upon surrender of Certificates in accordance with the terms hereof (including any cash paid pursuant to this Article II) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of MediQual Conversion Stock represented thereby, and there shall be no further registration of transfers on the stock transfer books of MediQual of shares of MediQual Conversion Stock outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 2.3. Certificates surrendered for exchange by any person constituting an "affiliate" of MediQual for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Cardinal has received written undertakings from such person in the form attached hereto as Exhibit A.

     (e) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to MediQual Stockholders for one year after the Effective Time shall be delivered to Cardinal, upon demand thereby, and holders of shares of MediQual Conversion Stock who have not theretofore complied with this Section
2.3 shall thereafter look only to Cardinal for payment of any claim to Cardinal Common Shares, cash in lieu of fractional shares thereof, or dividends or distributions, if any, in respect thereof.

     (f) No Liability. None of Cardinal, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of MediQual Conversion Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time of the Merger (or immediately prior to such earlier date on which any cash, any cash in lieu of fractional shares or any dividends or distributions with respect to whole shares of MediQual Conversion Stock in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority (as defined in Section 3.4)), any such cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by Applicable Laws, become the property of Cardinal, free and clear of all claims or interest of any person previously entitled thereto.

     (g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Cardinal, on a daily basis. Any interest and other income resulting from such investments shall be paid to Cardinal upon termination of the Exchange Fund pursuant to Section 2.3(e).

     2.4 Treatment of Stock Options; Stock Purchase Plan.

     (a) Prior to the Effective Time, Cardinal and MediQual shall take all such actions as may be necessary to cause each unexpired and unexercised option under stock option plans of MediQual in effect on the date hereof which has been granted to current or former directors, officers, key employees or others of MediQual by MediQual (each, a "MediQual Option") to be automatically converted at the Effective Time into an option (a "Cardinal Exchange Option") to purchase that number of Cardinal Common Shares equal to the number of shares of MediQual Common Stock issuable immediately prior to the Effective Time upon exercise of the MediQual Option (without regard to actual restrictions on exercisability) multiplied by the Common Equivalent Exchange Ratio, with an exercise price equal to the exercise price which existed under the corresponding MediQual Option divided by the Common Equivalent Exchange Ratio, and with other terms and conditions that are the same as the terms and conditions of such MediQual Option immediately before the Effective Time; provided that with respect to any MediQual Option that is an "incentive stock option" within the meaning of
Section 422 of the Code, the foregoing conversion shall be carried out in a manner satisfying the requirements of Section 424(a) of the Code. In connection with the issuance of Cardinal Exchange Options, Cardinal shall (i) reserve for issuance the number of Cardinal Common Shares that will become subject to Cardinal Exchange Options pursuant to this Section 2.4 and (ii) from and after the Effective Time, upon exercise of Cardinal Exchange Options, make available for issuance all Cardinal Common Shares covered thereby, subject to the terms and conditions applicable thereto.

     (b) MediQual agrees to issue treasury shares of MediQual, to the extent available, upon the exercise of MediQual Options prior to the Effective Time.

     (c) Cardinal agrees to file with the Securities and Exchange Commission (the "Commission") within forty-five days after the Closing Date a registration statement on Form S-8 or other appropriate form under the Securities Act to register Cardinal Common Shares issuable upon exercise of the Cardinal Exchange Options and use its reasonable efforts to cause such registration statement to remain effective until the exercise or expiration of such options.

                                  ARTICLE III

             REPRESENTATIONS AND WARRANTIES OF CARDINAL AND SUBCORP

     In order to induce MediQual to enter into this Agreement, Cardinal and Subcorp hereby represent and warrant to MediQual that the statements contained in this Article III are true, correct and complete.

     3.1 Organization and Standing. Each of Cardinal and Subcorp is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation with full power and authority (corporate and other) to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Cardinal and Subcorp is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not have a Material Adverse Effect (as defined in Section 9.2) on Cardinal. Cardinal is not in default in the performance, observance or fulfillment of any provision of its Articles of Incorporation, as amended and restated (the "Cardinal Articles"), or Code of Regulations, as amended and restated (the "Cardinal Code of Regulations"), and Subcorp is not in default in the performance, observance or fulfillment of any provisions of its Certificate of Incorporation or Bylaws.

     3.2 Corporate Power and Authority. Each of Cardinal and Subcorp has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Cardinal and Subcorp (and are not required to be authorized or adopted by Cardinal's shareholders). This Agreement has been duly executed and delivered by each of Cardinal and Subcorp, and constitutes the legal, valid and binding obligation of each of Subcorp and Cardinal enforceable against each of them in accordance with its terms.

     3.3 Capitalization of Cardinal and Subcorp.

     (a) As of May 16, 1997, Cardinal's authorized capital stock consisted solely of (a) 150,000,000 common shares, without par value ("Cardinal Common Shares"), of which (i) 108,563,843 shares were issued and outstanding, (ii) 233,294 shares were issued and held in treasury (which does not include the shares reserved for issuance as set forth in clause (a)(iii) below) and (iii) 6,538,930 shares were reserved for issuance upon the exercise or conversion of options, warrants or convertible securities granted or issuable by Cardinal, (b) 5,000,000 Class B common shares, without par value, none of which was issued and outstanding or reserved for issuance, and (c) 500,000 Non-Voting Preferred Shares, without par value, none of which was issued and outstanding or reserved for issuance. Each outstanding Cardinal Common Share is, and all Cardinal Common Shares to be issued in connection with the Merger will be, duly authorized and validly issued, fully paid and nonassessable, and each outstanding share of Cardinal capital stock has not been, and all Cardinal Common Shares to be issued in connection with the Merger will not be, issued in violation of any preemptive or similar rights. As of May 16, 1997, other than as set forth in the first sentence hereof or in Section 3.3 to the disclosure schedule delivered by Cardinal to MediQual and dated the date hereof (the "Cardinal Disclosure Schedule"), there are no outstanding subscriptions, options, warrants, puts, calls, agreements, claims or other commitments or rights of any type relating to the issuance, sale or transfer by Cardinal of any equity securities of Cardinal, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Cardinal. The Cardinal Common Shares (including those shares to be issued in the Merger) are registered under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act").

     (b) Subcorp's authorized capital stock consists solely of 1,000 shares of Common Stock, par value $.01 per share ("Subcorp Common Stock"), of which, as of the date hereof, 100 were issued and outstanding and none were reserved for issuance. As of the date hereof, all of the outstanding shares of Subcorp Common Stock are owned free and clear of any liens, claims or encumbrances by Cardinal.

     3.4 Conflicts; Consents and Approval. Neither the execution and delivery of this Agreement by Cardinal or Subcorp nor the consummation of the transactions contemplated hereby will:

          (a) conflict with, or result in a breach of any provision of, the Cardinal Articles or Cardinal Code of Regulations or the Certificate of Incorporation or Bylaws of Subcorp;

          (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Cardinal or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Cardinal or any of its subsidiaries is a party;

          (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Cardinal or any of its subsidiaries or their respective properties or assets; or

          (d) require any action or consent or approval of, or review by, or registration or filing by Cardinal or any of its affiliates with, any third party or any local, domestic, foreign or multi-national court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority (a "Governmental Authority"), other than (i) authorization for inclusion of the Cardinal Common Shares to be issued in the Merger and the transactions contemplated hereby on the NYSE, subject to official notice of issuance, (ii) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), (iii) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, or (iv) consents or approvals of any Governmental Authority set forth in Section
     3.4 to the Cardinal Disclosure Schedule;

except in the case of (b), (c) and (d) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on Cardinal or upon the ability of the parties to consummate the transactions contemplated hereby.

     3.5 Brokerage and Finder's Fees. Neither Cardinal nor any of its shareholders, directors, officers or employees has incurred, or will incur, on behalf of Cardinal, any brokerage, finder's or similar fee in connection with the transactions contemplated by this Agreement.

     3.6 Cardinal SEC Documents. Cardinal has timely filed and will timely file with the Commission all forms, reports, schedules, statements and other documents required to be filed by it since July 1, 1996 through the Closing Date under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the "Cardinal SEC Documents"). The Cardinal SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (a) did not (and, in the case of Cardinal SEC Documents filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (b) complied (and, in the case of Cardinal SEC Documents filed after the date hereof, will comply) in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. The financial statements of Cardinal included in the Cardinal SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied (and, in the case of Cardinal SEC Documents filed after the date hereof, will comply) as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, were (and, in the case of Cardinal SEC Documents filed after the date hereof, will be) prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the Commission), and fairly present (and, in the case of Cardinal SEC Documents filed after the date hereof, will fairly present) (subject in the case of unaudited statements to normal, recurring audit adjustments) the consolidated financial position of Cardinal and its consolidated subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

     3.7 Registration Statement. None of the information provided by Cardinal for inclusion in the registration statement on Form S-4 (such registration statement as amended, supplemented or modified, the "Registration Statement") to be filed with the Commission by Cardinal under the Securities Act, including the prospectus relating to Cardinal Common Shares to be issued in the Merger which shall also constitute the proxy statement and form of proxy relating to the vote of MediQual Stockholders with respect to the Merger (such prospectus and proxy statement as amended, supplemented or modified, the "Prospectus/Proxy Statement"), at the time the Registration Statement becomes effective or, in the case of the Prospectus/Proxy Statement, at the date of mailing, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act.

                                   ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF MEDIQUAL

     In order to induce Subcorp and Cardinal to enter into this Agreement, MediQual hereby represents and warrants to Cardinal and Subcorp that the statements contained in this Article IV are true, correct and complete.

     4.1 Organization and Standing. MediQual is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority (corporate and other) to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. MediQual is duly qualified to do business and in good standing in each jurisdiction listed in Section 4.1 to the disclosure schedule delivered by MediQual to Cardinal and dated the date hereof (the "MediQual Disclosure Schedule"), is not qualified to do business in any other jurisdiction and neither the nature of the business conducted by it nor the property it owns, leases or operates requires it to qualify to do business as a foreign corporation in any other jurisdiction, except where the failure to be so qualified or in good standing in such jurisdiction would not have a Material Adverse Effect on MediQual. MediQual is not in default in the performance, observance or fulfillment of any provision of its Certificate of Incorporation, as amended and restated (the "MediQual Certificate"), or its Bylaws, as in effect on the date hereof (the "MediQual Bylaws"). MediQual has heretofore furnished to Cardinal a complete and correct copy of the MediQual Certificate and the MediQual Bylaws.

     4.2 Subsidiaries. MediQual does not own, directly or indirectly, any equity or other ownership interest in any corporation, partnership, joint venture or other entity or enterprise. MediQual is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such entity.

     4.3 Corporate Power and Authority. MediQual has all requisite corporate power and authority to enter into this Agreement and, subject to authorization and adoption of the Merger and the transactions contemplated hereby by MediQual Stockholders, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of MediQual, subject to authorization and adoption of the Merger and the transactions contemplated hereby by the MediQual Stockholders. This Agreement has been duly executed and delivered by MediQual and constitutes the legal, valid and binding obligation of MediQual, enforceable against MediQual in accordance with its terms.

     4.4 Capitalization of MediQual. As of May 23, 1997, MediQual's authorized capital stock consisted solely of (a) 30,000,000 shares of common stock, $.001 par value per share ("MediQual Common Stock"), of which (i) 3,915,411 shares were issued and outstanding, (ii) 6,987 shares were issued and held in treasury (which does not include the shares reserved for issuance set forth in clauses
(iii) through (vii) below), (iii) 336,152 shares were reserved for issuance upon the exercise or conversion of outstanding options granted or issued by MediQual,
(iv) 1,432,328 shares were reserved for issuance upon the conversion of outstanding shares of MediQual 1986 Class B Preferred Stock, (v) 152,648 shares were reserved for issuance upon the conversion of outstanding shares of MediQual 1987 Class B Preferred Stock, (vi) 641,563 shares were reserved for issuance upon the conversion of outstanding shares of MediQual Class C Preferred Stock, and (vii) 156,918 shares were reserved for issuance upon the exercise of warrants to purchase MediQual Common Stock as described in Section 4.4 of the MediQual Disclosure Schedule, and (b) 7,000,000 shares of preferred stock, $.01 per share (the "MediQual Preferred Stock"), of which (i) 500 shares have been designated Class A Preferred Shares ("MediQual Class A Preferred Stock") (229 of which were issued and outstanding), (ii) 5,714,286 shares have been designated Series 1986 Class B Preferred Shares ("MediQual 1986 Class B Preferred Stock") (5,714,286 of which were issued and outstanding), (iii) 785,714 shares have been designated Series 1987 Class B Preferred Shares ("MediQual 1987 Class B Preferred Stock") (602,440 of which were issued and outstanding), and (iii) 2,500 have been designated Class C Preferred Shares ("MediQual Class C Preferred Stock") (2,022 of which were issued and outstanding). Each outstanding share of MediQual capital stock is duly authorized and validly issued, fully paid and nonassessable, and has not been issued in violation of any preemptive or similar rights. Section 4.4 of the MediQual Disclosure Schedule sets forth for each class and series of capital stock of MediQual outstanding, the following, as of the date hereof (assuming compliance by MediQual with Section 5.3(c)): (a) the number of shares of such class and series outstanding, (b) the liquidation preference for such class and series, including accumulated and unpaid dividends, and (c) the applicable Conversion Value (as defined in the MediQual Certificate) for such class or series (showing any adjustment to the Conversion Value since June 19, 1996 as a result of any Extraordinary Common Shares Event (as defined in the MediQual Certificate)). Other than as set forth in the first sentence hereof or in Section 4.4 to the MediQual Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of MediQual by MediQual or, to the knowledge of MediQual, any other person or entity, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of MediQual, and MediQual has no obligation of any kind to issue any additional securities or to pay for securities of MediQual or any predecessor. The issuance and sale of all of the shares of capital stock described in this Section 4.4 have been in compliance with federal and state securities laws. The MediQual Disclosure Schedule accurately sets forth the names of, and the number of shares of each class (including the number of shares issuable upon exercise of MediQual Options and the exercise price and vesting schedule with respect thereto) and the number of options held by, all holders of options to purchase MediQual capital stock. Except as set forth in Section 4.4 to the MediQual Disclosure Schedule, MediQual has not agreed to register any securities under the Securities Act or under any state securities law or granted registration rights to any person or entity. No holder of any warrant or right to purchase MediQual Common Stock will have any right to acquire any Common Stock or other equity interest of the Surviving Corporation following the Effective Time.

     4.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by MediQual nor the consummation of the transactions contemplated hereby will:

          (a) conflict with, or result in a breach of any provision of, the MediQual Certificate or the MediQual Bylaws;

          (b) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, modify or call a default under, or result in the creation of any material lien, security interest, charge or encumbrance upon any of the properties or assets of MediQual or any of its subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which MediQual is a party;

          (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to MediQual; or

          (d) require any action or consent or approval of, or review by, or registration or filing by MediQual or any of its affiliates with, any third party or any Governmental Authority, other than (i) authorization of the Merger and the transactions contemplated hereby by the MediQual Stockholders, (ii) actions required by the HSR Act, (iii) registrations or other actions required under federal and state securities laws and (iv) consents or approvals of any Governmental Authority set forth in Section
     4.5 to the MediQual Disclosure Schedule;

except in the case of clause (b) or (d) for any of the foregoing that are set forth in Section 4.5 of the MediQual Disclosure Schedule, and in the case of clauses (b) through (d) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on MediQual.

     4.6 Absence of Certain Changes.

     Except as expressly provided for or permitted under Section 5.3(c) of this Agreement, or as set forth in Section 4.6 to the MediQual Disclosure Schedule, since December 31, 1996 there has not been:

          (a) Any material adverse change in the business, operations, assets, properties, customer base, prospects, rights or condition (financial or otherwise) of MediQual or any occurrence, circumstance, or combination thereof which reasonably could be expected to result in any such material adverse change, including, without limitation, (i) any material adverse change relating to MediQual's relationship with any material customer, (ii) to the knowledge of MediQual, any action by the Commonwealth of Pennsylvania toward repealing, modifying in any manner adverse to MediQual or revoking any aspect of Public Law 783 No. 123, known as the Health Care Cost Containment Act, or (iii) to the knowledge of MediQual, any action toward determination by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) to remove MediQual's product from the published list of performance measurement systems acceptable for the JCAHO's new accreditation initiative, or any event or occurrence which may cause such product to fail to meet each of the four performance categories designated by the JCAHO, or any determination by the JCAHO to terminate or abandon its initiative to integrate the use of outcomes and other performance measures into JCAHO's accreditation process.

          (b) Any declaration, setting aside or payment of any dividend or any distribution (in cash or in kind) to any stockholder of MediQual, or any direct or indirect redemption, purchase or other acquisition by MediQual of any of its capital stock or any options, warrants, rights or agreements to purchase or acquire such stock;

          (c) Any increase of more than 4% in amounts payable by MediQual to or for the benefit of, or committed to be paid by MediQual to or for the benefit of, any stockholder, director, officer or other consultant, agent or employee of MediQual whose total annual compensation exceeds $75,000 or any relatives of such person, or any increase in any benefits granted under any bonus, stock option, profit-sharing, pension, retirement, severance, deferred compensation, group health, insurance, or other direct or indirect benefit plan, payment or arrangement made to, with or for the benefit of any such person;

          (d) Any material transaction entered into or carried out by MediQual other than in the ordinary and usual course of business consistent with past practices;

          (e) Any material borrowing or agreement to borrow funds by MediQual, any incurring by MediQual of any other obligation or liability (contingent or otherwise), except liabilities incurred in the usual and ordinary course of MediQual' business (consistent with past practices), or any endorsement, assumption or guarantee of payment or performance of any loan or obligation of any other person by MediQual;

          (f) Any material change in MediQual's method of doing business or any change in its accounting principles or practices or its method of application of such principles or practices;

          (g) Any material mortgage, pledge, lien, security interest, hypothecation, charge or other encumbrance imposed or agreed to be imposed on or with respect to the property or assets of MediQual;

          (h) Any sale, lease or other disposition of, or any agreement to sell, lease or otherwise dispose of any of the properties or assets of MediQual, other than sales in the usual and ordinary course of business for fair equivalent value to persons other than directors, officers, stockholders, or other affiliates of MediQual;

          (i) Any purchase of or any agreement to purchase assets (other than purchases in the ordinary course of business consistent with past practices) for an amount in excess of $50,000 for any one purchase or $100,000 for all such purchases made by MediQual or any lease or any agreement to lease, as lessee, any capital assets with payments over the term thereof to be made by MediQual exceeding an aggregate of $100,000;

          (j) Any loan or advance made by MediQual to any person other than loans made to MediQual's customers in the ordinary course of business consistent with past practices not exceeding $50,000, in the aggregate, to any customer;

          (k) Any modification, waiver, change, amendment, release, rescission or termination of, or accord and satisfaction with respect to, any material term, condition or provision of any material contract, agreement, license or other instrument to which MediQual is a party, other than any satisfaction by performance in accordance with the terms thereof in the usual and ordinary course of business; or

          (l) Any labor dispute or disturbance adversely affecting the business operations or condition (financial or otherwise) of MediQual, including without limitation the filing of any petition or charge of unfair labor practice with any governmental or regulatory authority, efforts to effect a union representation election, actual or threatened employee strike, work stoppage or slow down.

     4.7 Officers, Employees and Compensation. Section 4.7 to the MediQual Disclosure Schedule sets forth the names of all directors and officers of MediQual, the total salary, bonus, fringe benefits and perquisites each received from MediQual in the year ended December 31, 1996, and any changes to the foregoing which have occurred subsequent to December 31, 1996. Section 4.7 to the MediQual Disclosure Schedule also lists and describes the current compensation of the ten most highly compensated managers of MediQual and any other employee of MediQual whose total current salary and bonus exceeds $75,000. Except as disclosed in Section 4.7 to the MediQual Disclosure Schedule, there are no other forms of compensation paid to any such director, officer or employee of MediQual. Except as disclosed in Section 4.7 to the MediQual Disclosure Schedule, the amounts accrued on the books and records of MediQual for vacation pay, sick pay, and all commissions and other fees payable to agents, salesmen and representatives will be adequate to cover MediQual's liabilities for all such items. Except as set forth in Section 4.7 to the MediQual Disclosure Schedule, MediQual has not become obligated, directly or indirectly, to any stockholder, director or officer of MediQual or any person related to such person by blood or marriage, except for current liability for such compensation. Except as set forth in Section 4.7 to the MediQual Disclosure Schedule, to the knowledge of MediQual, no stockholder, director, officer, agent or employee of MediQual or any person related to such person by blood or marriage holds any position or office with or has any material financial interest, direct or indirect, in any supplier, customer or account of, or other outside business which has material transactions with, MediQual. MediQual has no agreement or understanding with any stockholder, director, officer, employee or representative of MediQual which would influence any such person not to become associated with Cardinal from and after the Closing or from serving MediQual after the Closing in a capacity similar to the capacity presently held.

     4.8 Financial Statements.

     (a) MediQual has furnished to Cardinal the balance sheet of MediQual as of December 31, 1996, and the related statements of income, changes in stockholders' equity, and cash flows for the fiscal year then ended, including, in each case, the related notes (collectively, the "Audited Statements"), which are accompanied by the unqualified audit report of Arthur Andersen LLP. The Audited Statements, which have been initialed for identification by the president of MediQual, have been prepared from and are in accordance with the books and records of MediQual, and have been prepared in conformity with generally accepted

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accounting principles applied on a consistent basis, and fairly present the financial condition of MediQual as of the date stated and the results of operations of MediQual for the period then ended in accordance with such practices.

     (b) When delivered in accordance with Section 5.3(g), the balance sheet for MediQual as of the end of each calendar month after the date hereof, and the related statements of income, changes in stockholders' equity, and cash flows for the period beginning January 1, 1997 and then ended, including the related notes (the "Interim Statements") shall have been prepared from and in accordance with the books and records of MediQual and in accordance with generally accepted accounting principles applied on a basis consistent with that used in the Audited Statements, and shall fairly present the financial condition of MediQual as of such date and the results of operations of MediQual for such period in accordance with such practices, except for normal recurring audit adjustments.

     4.9 Taxes.

     (a) MediQual and its subsidiaries have duly filed all federal, state, local and foreign income, franchise, excise, real and personal property and other Tax Returns and reports (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by MediQual or its subsidiaries prior to the date hereof. All of the foregoing Tax Returns and reports are true and correct, and MediQual and its subsidiaries have paid or, prior to the Effective Time, will pay all Taxes, interest and penalties required to be paid in respect of the periods covered by such returns or reports or otherwise due to any federal, state, foreign, local or other taxing authority. The unpaid Taxes of MediQual and its subsidiaries do not, as of the date hereof and as of the Closing Date, exceed the reserve for Tax liability (as distinguished from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheet of MediQual included in the Audited Statements (as distinguished from in any notes thereto). Neither MediQual nor any of its subsidiaries will have any material liability for any Taxes for any periods ending on or prior to the Effective Time in excess of the amounts so paid or reserves so established and neither MediQual nor any of its subsidiaries is delinquent in the payment of any material Tax, assessment or governmental charge and none of them has requested or filed any document having the effect of causing any extension of time within which to file any returns in respect of any fiscal year which have not since been filed. No deficiencies for any Tax, assessment or governmental charge have been proposed in writing, asserted or assessed (tentatively or definitely), in each case, by any taxing authority, against MediQual or any of its subsidiaries for which there are not adequate reserves. Except as set forth in Section 4.9 to the MediQual Disclosure Schedule, neither MediQual nor any of its subsidiaries is the subject of any Tax audit. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any such Tax, other than those made in the ordinary course and for which payment has been made or there are adequate reserves. Neither MediQual nor any of its subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of MediQual or any of its subsidiaries (other than liens for Taxes not yet due). No claim has ever been made by an authority in a jurisdiction where none of MediQual and its subsidiaries files Tax Returns that MediQual or any of its subsidiaries is or may be subject to taxation by that jurisdiction. MediQual has not filed an election under Section 341(f) of the Code to be treated as a consenting corporation. As of the date of this Agreement, neither MediQual nor any of its subsidiaries has previously undergone an "Ownership Change" as defined by Section 382(g) of the Code which would limit the amount of pre-change losses, credits and recognition of built-in losses to offset post change income.

     (b) Neither MediQual nor any of its subsidiaries is obligated by any contract, agreement or other arrangement to indemnify any other person with respect to Taxes. Neither MediQual nor any of its subsidiaries are now or have ever been a party to or bound by any agreement or arrangement (whether or not written and including, without limitation, any arrangement required or permitted by law) binding MediQual or any of its subsidiaries which (i) requires MediQual or any of its subsidiaries to make any Tax payment to or for the account of any other person, (ii) affords any other person the benefit of any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative

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

minimum Taxes) of MediQual or any of its subsidiaries, (iii) requires or permits the transfer or assignment of income, revenues, receipts or gains to MediQual or any of its subsidiaries, from any other person, or (iv) otherwise requires MediQual or any of its subsidiaries to indemnify any other person in respect of Taxes.

     (c) Section 4.9(c) to the MediQual Disclosure Schedule sets forth (i) a list of all jurisdictions (whether foreign or domestic) to which any material Tax is or has been properly payable by MediQual or any of its subsidiaries within the past five years, (ii) all sales for which gain has been reported under the installment method of accounting for Tax purposes and for which gain has to be recognized for Tax purposes by MediQual or any of its subsidiaries subsequent to the Closing Date, (iii) all rulings or determinations obtained by MediQual or any of its subsidiaries from any Governmental Authority responsible for the imposition of any Tax that may affect MediQual or any of its subsidiaries subsequent to the Closing Date, (iv) all MediQual returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has not expired, (v) any material intercompany items (as described in Treasury Regulations Section 1.1502-13(b)(2) or in similar state or local income Tax provisions) resulting from any intercompany transaction to which either MediQual or any of its subsidiaries is a party, (vi) any excess loss accounts (as described in Treasury Regulations
Section 1.1502-19 or in similar state or local income Tax provisions) in the stock of any of MediQual's subsidiaries, (vii) a list of all pending Tax audits or inquiries, and (viii) any Tax reserves included in the "Deferred Taxes" or similar line item in MediQual's financial statements included in the MediQual SEC Documents, separately identified and itemized by dollar amount.

     (d) MediQual and its subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

     (e) "Tax Returns" means returns, reports and forms required to be filed with any Governmental Authority of the United States or any other jurisdiction responsible for the imposition or collection of Taxes.

     (f) "Taxes" means (i) all Taxes (whether federal, state, local or foreign) based upon or measured by income and any other tax whatsoever, including, without limitation, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise, or property taxes, together with any interest or penalties imposed with respect thereto and (ii) any obligations under any agreements or arrangements with respect to any Taxes described in clause (i) above.

     4.10 Compliance with Law. Except as set forth in Section 4.10 to the MediQual Disclosure Schedule, MediQual is in compliance with, and at all times since March 31, 1994 has been in compliance with, all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority (collectively, "Applicable Laws") relating to MediQual or its business or properties, including, without limitation, the Food, Drug and Cosmetic Act and similar state laws, any federal or state Pharmacy Practice Acts, the Occupational Safety and Health Act and the regulations promulgated thereunder ("OSHA"), the Securities Act, the Exchange Act, any state or federal laws respecting rights of privacy and all rules of professional conduct applicable to MediQual or by which any of its properties are bound or subject. MediQual has heretofore made available to Cardinal copies of all material correspondence from and to the Occupational Safety and Health Administration and any other Governmental Authority and inspectors.

     4.11 Intellectual Property. Set forth in Section 4.11 to the MediQual Disclosure Schedule is a true and complete list of (i) all of MediQual's foreign and domestic patents, patent applications, invention disclosures filed in the patent offices of any countries, trademarks, service marks or tradenames, copyrights (and any registrations or applications for registration for any of the foregoing), and (ii) all material agreements to which MediQual is a party which concern any of the Intellectual Property ("Intellectual Property" shall mean proprietary rights of every kind, including, without limitation, all domestic or foreign patents, patent applications, intangible rights in inventions (whether or not patentable), products, intangible rights in technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, trademarks and trademark registration applications and registrations, service marks and service mark registration applications and registrations, trade names, trade dress, copyrights and copyright registration applications and registrations, design rights, customer lists, marketing and customer information, mask works rights, know-how, licenses, technical information (whether confidential or otherwise), copyright and trade secret rights in software, databases, methodologies and all documentation thereof). The Intellectual Property set forth in Section 4.11 of the MediQual Disclosure Schedule, together with any other intellectual property which MediQual owns or otherwise has the right to use, collectively is sufficient for the operation of the business of MediQual in substantially the same manner as such business is at present conducted. Except as set forth in Section 4.11 to the MediQual Disclosure Schedule, (i) MediQual owns, free and clear of any liens, claims or encumbrances, the Intellectual Property and has the exclusive right to bring actions for the infringement thereof; (ii) all of the patents, trademark registrations, service mark registrations, tradename registrations, design right registrations, and copyright registrations included in the Intellectual Property are valid; (iii) the Intellectual Property does not infringe and has not infringed any now existing or subsequently issued domestic or foreign patent, trademark, service mark, tradename, copyright, design right or other intellectual property or proprietary right; (iv) no person or entity has asserted in writing that, with respect to the Intellectual Property, MediQual or a licensee of MediQual is infringing or has infringed any domestic or foreign patent, trademark, service mark, tradename, copyright or design right, or has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how which assertion has not been subsequently resolved; (v) the Intellectual Property, and its use or operation, do not infringe, and have not infringed, any foreign or domestic patent, trademark, service mark, tradename, copyright or contractual right of any entity, and have not involved the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any entity; (vi) all working requirements and all fees, annuities, and other payments which are due from MediQual on or before the effective date of this Agreement for any of the Intellectual Property, including, without limitation, all foreign or domestic patents, patent applications, trademark registrations, service mark registrations, tradename registrations, copyright registrations and any applications for any of the preceding, have been met or paid; (vii) the claims made in the foreign or domestic patents and patent applications that are a part of the Intellectual Property are not dominated by claims of patents owned by other persons or entities; (viii) the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, or publishing of any process, service, machine, manufacture, composition of matter, or material pursuant to any part of the Intellectual Property, does not and will not infringe any domestic or foreign patent, trademark, service mark, tradename, copyright or other intellectual property right; (ix) no unexpired foreign or domestic patents or patent applications exist that are adverse to the material interests of MediQual; (x) the Intellectual Property is not the subject of any pending Action; (xi) no part of the Intellectual Property was obtained through inequitable conduct or fraud in the United States Patent and Trademark Office or any foreign governmental entity; (xii) MediQual is not aware of any (a) prior act that would adversely affect, void or invalidate any of the Intellectual Property or (b) conduct or use by MediQual or any third party that would adversely affect, void or invalidate any of the Intellectual Property; (xiii) the execution, delivery and performance of this Agreement by MediQual, and the consummation of the transactions contemplated thereby, will not breach, violate or conflict with any instrument or agreement governing or contained within any of the Intellectual Property, will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Intellectual Property or in any way impair the right of Cardinal or Subcorp to use, sell, offer to sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property; (xiv) there are no royalties, honoraria, fees or other payments payable to any third party by reason of MediQual's ownership, use, license, sale or disposition of the Intellectual Property; (xv) no part of the source or object code, algorithms or structure included in any of the Intellectual Property is copied from, based upon or derived from any source or object code, algorithm or structure included in any computer software product owned by any third party nor does any substantial similarity of any of such source or object code, algorithms or structure to any computer software product owned by any third party result from such source or object code, algorithms or structure being copied from, based upon or derived from any computer software product owned by any third party; and (xvi) no software included in the Intellectual Property contains any "Self-Help Code," i.e., any back door, time bomb, drop dead device, or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of any unauthorized person, or, to MediQual's knowledge, contains any "Unauthorized Code," i.e., any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data or to perform any other such actions.

     (b) MediQual has taken all steps that are reasonably necessary and appropriate to safeguard and maintain the secrecy and confidentiality of all trade secrets contained in the Intellectual Property (including, without limitation, entering into appropriate confidentiality and nondisclosure agreements with officers, directors, employees and third-party consultants of MediQual).

     (c) MediQual has taken all steps that are reasonably necessary and appropriate to safeguard and maintain all material copyrights and patents contained in the Intellectual Property, including, without limitation, entering into appropriate assignments with current and former officers, directors, employees and third party consultants of MediQual.

     4.12 Title to and Condition of Properties.  Except as set forth in Section
4.12 to the MediQual Disclosure Schedule, MediQual has good, valid and indefeasible title to all of its material assets and properties of every kind, nature and description, tangible or intangible, wherever located, which constitute all of the property now used in and necessary for the conduct of its business as presently conducted (including without limitation all material property and assets shown or reflected on the Audited Statements or the Interim Statements, when delivered, except inventory sold in the ordinary course of business). Except as set forth in Section 4.12 to the MediQual Disclosure Schedule, all such properties are owned free and clear of all mortgages, pledges, liens, security interests, encumbrances and restrictions of any nature whatsoever, including without limitation (a) rights or claims of parties in possession; (b) easements or claims of easements; (c) encroachments, overlaps, boundary line or water drainage disputes or any other matters; (d) any lien or right to a lien for services, labor or material furnished; (e) special tax or other assessments; (f) options to purchase, leases, tenancies, or land contracts; (g) contracts, covenants, or reservations which restrict the use of such properties and (h) violations of any Applicable Laws applicable to such properties. All such properties are usable for their current uses without violating any Applicable Laws, or any applicable private restriction, and such uses are legal conforming uses. Except as set forth in Section 4.12 to the MediQual Disclosure Schedule, no financing statement under the Uniform Commercial Code or similar law naming MediQual or any of its predecessors is on file in any jurisdiction in which MediQual owns property or does business, and no Company is a party to or bound under any material agreement or legal obligation authorizing any party to file any such financing statement. Section
4.12 to the MediQual Disclosure Schedule contains a complete and accurate list of the location of all real property which is owned, leased or operated by MediQual and describes the nature of MediQual's interest in that real property. With respect to any real property leased by MediQual, MediQual has an insurable leasehold interest in that real property.

     Except as set forth in Section 4.12 to the MediQual Disclosure Schedule, all real property, plants and structures and all machinery and equipment and tangible personal property owned, leased or used by MediQual and material to the operation of its business are reasonably suitable for the purpose or purposes for which they are being used (including full compliance with all Applicable
Laws) and are in good condition and repair, ordinary wear and tear excepted.
Section 4.12 to the MediQual Disclosure Schedule lists, and MediQual has furnished or made available to Cardinal, copies of all engineering, geologic and environmental reports prepared by or for MediQual or with respect to the real property owned, leased or used by MediQual.

     Except as set forth in Section 4.12 to the MediQual Disclosure Schedule, no real or personal property owned, leased, or used by MediQual has been used to produce, process, store, handle, or transport any hazardous or toxic substance or waste (as those terms are defined or described in any of the Applicable Laws relating to the protection, preservation, conservation, restoration or quality of the environment), except to the extent immaterial quantities of hazardous substances are used as an incidental aspect of the operation of its business. Except as set forth in Section 4.12 to the MediQual Disclosure Schedule, no hazardous or toxic substance or waste has been disposed of, released or discharged on, leaked from, or has otherwise contaminated any real property now or heretofore owned, leased or used by MediQual. Except as set forth in Section
4.12 to the MediQual Disclosure Schedule, no asbestos or substances containing material quantities of asbestos have been installed in any such property.

     4.13 Registration Statement; Prospectus/Proxy Statement. None of the information provided by MediQual for inclusion in the Registration Statement at the time it becomes effective or, in the case of the Prospectus/Proxy Statement, at the date of mailing and at the date of the meeting of the MediQual

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

Stockholders to consider the Merger, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     4.14 Litigation. Except as set forth in Section 4.14 to the MediQual Disclosure Schedule, there is no suit, claim, action, proceeding or investigation (an "Action") pending or, to the knowledge of MediQual (or its officers or directors), threatened against MediQual or any officer or director of MediQual which, individually or in the aggregate, if adversely determined, would have a Material Adverse Effect on MediQual or a Material Adverse Effect on the ability of MediQual to consummate the transactions contemplated hereby. MediQual is not subject to any outstanding order, writ, injunction or decree which, individually or in the aggregate, insofar as can be reasonably foreseen, could have a Material Adverse Effect on MediQual or a Material Adverse Effect on the ability of MediQual to consummate the transactions contemplated hereby. Except as set forth in Section 4.14 to the MediQual Disclosure Schedule, since March 31, 1994, (i) there has not been any Action asserted, or to the knowledge of MediQual, threatened against MediQual relating to MediQual's method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of MediQual and (ii) MediQual has not been subject to any outstanding order, writ, injunction or decree relating to MediQual's method of doing business or its relationship with past, existing or future customers, lessees, users, purchasers or licensees of any Intellectual Property, goods or services of MediQual.

     4.15 Brokerage and Finder's Fees; Expenses. Except for MediQual's obligations to Smith Barney Inc. ("Smith Barney") (copies of the written agreements relating to such obligations having previously been provided to Cardinal), neither MediQual nor, to the knowledge of MediQual, any stockholder, director, officer or employee thereof, has incurred or will incur on behalf of MediQual, any brokerage, finder's or similar fee in connection with the transactions contemplated by this Agreement. Section 4.15 to the MediQual Disclosure Schedule discloses the maximum aggregate amount of all fees and expenses which will be paid or will be payable by MediQual to all attorneys, accountants and investment bankers in connection with the Merger ("Merger Fees").

     4.16 Accounting Matters. Neither MediQual nor any of its affiliates has taken or agreed to take any action that (without giving effect to any actions taken or agreed to be taken by Cardinal or any of its affiliates) would (a) prevent Cardinal from accounting for the business combination to be effected by the Merger as a pooling-of-interests for financial reporting purposes or (b) prevent the Merger from constituting a reorganization qualifying under the provisions of Section 368(a) of the Code.

     4.17 Employee Benefit Plans.

     (a) For purposes of this Section 4.17, the following terms have the definitions given below:

          "Controlled Group Liability" means any and all liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of section 601 et seq. of ERISA and Section 4980B of the Code, and (v) corresponding or similar provisions of foreign laws or regulations, in each case other than pursuant to the Plans.

          "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

          "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

          "Plans" means all employee benefit plans, programs, policies, practices, and other arrangements providing benefits to any employee or former employee or beneficiary or dependent thereof, whether or not written, and whether covering one person or more than one person, sponsored or maintained by MediQual or any of its subsidiaries or to which MediQual or any of its subsidiaries contributes or is obligated to contribute. Without limiting the generality of the foregoing, the term "Plans" includes all employee welfare benefit plans within the meaning of Section 3(1) of ERISA and all employee pension benefit plans within the meaning of Section 3(2) of ERISA.

          "Withdrawal Liability" means liability to a Multi-employer Plan as a result of a complete or partial withdrawal from such Multi-employer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

     (b) Section 4.17 to the MediQual Disclosure Schedule lists all Plans. With respect to each Plan, MediQual has made available to Cardinal a true, correct and complete copy of: (i) each writing constituting a part of such Plan, including without limitation all plan documents, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; and (v) the most recent determination letter from the Internal Revenue Service, if any.

     (c) The Internal Revenue Service has issued a favorable determination letter with respect to each Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code (a "Qualified Plan"), and there are no existing circumstances nor any events that have occurred that could adversely affect the qualified status of any Qualified Plan or the related trust.

     (d) All contributions required to be made to any Plan by Applicable Laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made or paid in full and through the Closing Date will be timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof or the Closing Date, as applicable, have been or will be fully reflected in the Audited Statements and the Interim Statements.

     (e) MediQual and its subsidiaries have complied, and are now in compliance with all provisions of ERISA, the Code and all laws and regulations applicable to the Plans. Each Plan has been operated in compliance with its terms. There is not now, and there are no existing, circumstances that could give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of MediQual or any of its subsidiaries under ERISA or the Code. Each Plan includes provisions which reserve the rights of the sponsor of the Plan to amend or terminate the Plan.

     (f) No Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. No Plan is a "multi-employer plan" within the meaning of
Section 4001(a)(3) of ERISA (a "Multi-employer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"), nor has MediQual or any of its subsidiaries or any of their respective ERISA Affiliates, at any time within five years before the date hereof, contributed to or been obligated to contribute to any Multi-employer Plan or Multiple Employer Plan.

     (g) There does not now exist, and there are no existing, circumstances that could result in, any Controlled Group Liability that would be a liability of MediQual or any of its subsidiaries following the Closing. Without limiting the generality of the foregoing, neither MediQual nor any of its subsidiaries nor any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

     (h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or as required by applicable state insurance laws, neither MediQual nor any of its subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

     (i) Except as set forth in Section 4.17(i) to the MediQual Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of MediQual or any of its subsidiaries and Section 4.17(i) to the MediQual Disclosure Schedule specifies the amount of any such payment or benefit. Without limiting the generality of the foregoing and except as set forth in Section 4.17(i) to the MediQual Disclosure Schedule, no amount paid or payable by MediQual or any of its subsidiaries in connection with the transactions contemplated hereby either solely as a result thereof or as a result of such transactions in conjunction with any other events will be an "excess parachute payment" within the meaning of Section 280G of the Code.

     (j) There are no pending or, to the knowledge of MediQual, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been instituted against the Plans, or, to the knowledge of MediQual, any fiduciaries thereof with respect to their duties to the Plans or the assets of any of the trusts under any of the Plans which could reasonably be expected to result in any material liability of MediQual or any of its subsidiaries.

     4.18 Contracts. Section 4.18 to the MediQual Disclosure Schedule lists all written or oral contracts, agreements, guarantees, leases and executory commitments (each a "Contract") to which MediQual is a party and which fall within any of the following categories: (a) Contracts not entered into in the ordinary course of MediQual's business, (b) joint venture, partnership and similar agreements, (c) Contracts which are service contracts or equipment leases involving payments by MediQual of more than $50,000 per year, (d) Contracts containing covenants purporting to limit the freedom of MediQual to compete in any line of business in any geographic area or to hire any individual or group of individuals, (e) Contracts which after the Effective Time would have the effect of limiting the freedom of Cardinal or its subsidiaries (other than MediQual and its subsidiaries) to compete in any line of business in any geographic area or to hire any individual or group of individuals, including any Contracts with distributors granting any exclusive rights, (f) Contracts which contain minimum purchase conditions or requirements or other terms that restrict or limit the purchasing relationships of MediQual or its affiliates, or any customer, licensee or lessee thereof, (g) Contracts relating to any outstanding commitment for capital expenditures in excess of $50,000, (h) Contracts relating to the lease or sublease of or sale or purchase of real or personal property involving any annual expense or price in excess of $50,000 and not cancelable by MediQual (without premium or penalty) within one month, (i) Contracts with any labor organization, (j) indentures, mortgages, promissory notes, loan agreements, guarantees of amounts in excess of $50,000, letters of credit or other agreements or instruments of MediQual or commitments for the borrowing or the lending of amounts in excess of $50,000 by MediQual or providing for the creation of any charge, security interest, encumbrance or lien upon any of the assets of MediQual, (k) Contracts which are fixed price, capitation or other risk sharing agreements with customers not cancelable by MediQual (without premium or penalty) within one month; (l) Contracts involving annual revenues or expenditures to the business of MediQual in excess of 3.0% of MediQual's annual revenues, (m) Contracts providing for "earn-outs" or other contingent payments involving more than $50,000 over the term of the Contract and (n) Contracts with or for the benefit of any affiliate of MediQual or immediate family member thereof (other than subsidiaries of MediQual). All such Contracts are valid and binding obligations of MediQual and, to the knowledge of MediQual, the valid and binding obligation of each other party thereto. Neither MediQual nor, to the knowledge of MediQual, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Contract.

     (d) Except as set forth in Section 4.18 of the MediQual Disclosure Schedule or as contemplated by the transactions contemplated hereby, there are no Contracts or other transactions between MediQual, on the one hand, and any (i) officer or director of MediQual, (ii) record or beneficial owner of five percent or more of the voting securities of MediQual or (iii) affiliate (as such term is defined in Regulation 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

     4.19 Accounts Receivable. All accounts and notes receivable (including lease and finance notes receivable) and accrued interest receivable of MediQual have arisen in the ordinary course of business and the accounts receivable reserves reflected on the balance sheet included in the Interim Statements (which reserves shall not exceed $200,000) will be as of the date thereof established in accordance with generally accepted accounting principles consistently applied and will be adequate.

     4.20 Labor Matters. Except as set forth in Section 4.20 to the MediQual Disclosure Schedule, neither MediQual nor any of its subsidiaries has any labor contracts, collective bargaining agreements or employment or consulting agreements with any persons employed by MediQual or any persons otherwise performing services primarily for MediQual or any of its subsidiaries (the "MediQual Business Personnel"). Neither MediQual nor any of its subsidiaries has engaged in any unfair labor practice with respect to MediQual Business Personnel, and there is no unfair labor practice complaint pending or, to the knowledge of MediQual, threatened, against MediQual or any of its subsidiaries with respect to MediQual Business Personnel. There is no labor strike, dispute, slowdown or stoppage pending or, to the knowledge of MediQual, threatened against MediQual or any of its subsidiaries, and neither MediQual nor any of its subsidiaries has experienced any labor strike, dispute, slowdown or stoppage or other labor difficulty involving its employees since March 31, 1994.

     4.21 Undisclosed Liabilities. Except (i) as and to the extent disclosed or reserved against on the balance sheet of MediQual as of March 31, 1997 included in the Interim Statements, (ii) as incurred after the date thereof in the ordinary course of business consistent with prior practice and not prohibited by this Agreement and which in any event are not material or (iii) as set forth in
Section 4.21 to the MediQual Disclosure Schedule, MediQual does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that, individually or in the aggregate, could have a Material Adverse Effect on MediQual.

     4.22 Operation of MediQual's Business; Relationships.

     (a) Since January 1, 1996 through the date of this Agreement, MediQual has not engaged in any transaction which, if done after execution of this Agreement, would violate Section 5.3(c) hereof except as set forth in Section 4.22 to the MediQual Disclosure Schedule. Section 4.22 to the MediQual Disclosure Schedule describes each termination or non-renewal that has occurred with respect to any Contract with any customer or licensee of Intellectual Property from January 1, 1996 to the date of this Agreement.

     (b) The relationships of MediQual with its customers and suppliers (including, without limitation, data suppliers) are satisfactory and the execution of this Agreement, the consummation of the Merger and the other transactions contemplated hereby will not materially adversely affect the relationships of MediQual with such customers or suppliers.

     (c) No product produced by MediQual or produced for MediQual by a third party and being an MediQual trademark or other Proprietary Right of MediQual has been recalled voluntarily or involuntarily since January 1, 1994, no such recall is being considered by MediQual, and, to the knowledge of MediQual, no such recall is being considered by or has been requested or ordered by any MediQual customer, Governmental Authority or consumer group.

     (d) Section 4.22 to the MediQual Disclosure Schedule lists each mandate (including its expiration date, if any, and the mandated provider) issued by any Governmental Authority requiring any hospital or other health care provider to use any of MediQual's products or services or, to the knowledge of MediQual, any similar products or services.

     (e) MediQual is and since January 1, 1994 has been engaged in the clinical information management systems and services business and has engaged in no other business whatsoever except as may be incidental to the foregoing.

     (f) MediQual is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the "MediQual Permits"), and there is no Action pending or, to the knowledge of MediQual, threatened regarding any of the MediQual Permits. MediQual is not in conflict with, or in default or violation of any of the MediQual Permits, except for any such conflicts, defaults or violations which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on MediQual. During the period commencing on December 1, 1994 and ending on the date hereof, MediQual has not received any notification with respect to possible conflicts, defaults or violations of Applicable Laws, except for notices relating to possible conflicts, defaults or violations, which conflicts, defaults or violations could not have a Material Adverse Effect on MediQual.

     4.23 Product Warranties and Liabilities. Section 4.23 to the MediQual Disclosure Schedule lists all forms of warranties, guarantees or assurances of its products and services that are in effect or proposed to be used by it including any made to customers in connection with their conversion from MediQual's Medis Groups to its Atlas System. Section 4.23 to the MediQual Disclosure Schedule sets forth a description of each pending or, to the knowledge of MediQual, threatened Action under any warranty or guaranty against MediQual. MediQual has not incurred, nor does MediQual know or have any reason to believe there is any basis for alleging, any liability, damage, loss, cost or expense as a result of any defect or other deficiency (whether of design, materials, workmanship, labeling instructions or otherwise) ("Product Liability") with respect to any product sold or services rendered by or on behalf of MediQual (including any licensee thereof) after December 1, 1994 and prior to the Effective Time, whether such Product Liability is incurred by reason of any express or implied warranty (including, without limitation, any warranty of merchantability or fitness), any doctrine of common law (tort, contract or other), any statutory provision or otherwise and irrespective of whether such Product Liability is covered by insurance.

     4.24 Environmental Matters.

     (a) As used herein, the term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

     (b) There are, with respect to MediQual, its subsidiaries or any predecessor of the foregoing, no past or present violations of Environmental Laws, releases of any material into the environment, actions, activities, circumstances, conditions, events, incidents, or contractual obligations which may give rise to any material common law environmental liability or any liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar federal, state, local or foreign laws and none of MediQual and its subsidiaries has received any notice with respect to any of the foregoing, nor is any Action pending or threatened in connection with any of the foregoing.

     (c) No Hazardous Materials are contained on or about any real property currently or previously owned or leased by MediQual or any of its subsidiaries or predecessors and no Hazardous Materials were released on or about any real property previously owned or leased by MediQual or any of its subsidiaries or predecessors during the period the property was owned or leased by MediQual or any of its subsidiaries or predecessors, except in the normal course of MediQual's business. To the extent MediQual or any of its subsidiaries or predecessors currently uses or previously used real property which MediQual or any of its subsidiaries or predecessors never owned or leased, to the knowledge of MediQual no Hazardous Materials were or are contained on or about the portion of such property currently or previously used by MediQual or any of its subsidiaries or predecessors and no Hazardous Materials were released on or about any such portion of property previously used by MediQual or any of its subsidiaries or predecessors during the period the property was used by MediQual or any of its subsidiaries or predecessors, except in the normal course of MediQual's business.

     (d) There are no underground storage tanks on or under any real property currently or previously owned or leased by MediQual or any of its subsidiaries.

     4.25 [Intentionally Omitted]

     4.26 Board Recommendation. The Board of Directors of MediQual, has by unanimous written consent of its directors (who constituted 100% of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the stockholders of MediQual, and (ii) resolved to recommend that the holders of the shares of MediQual Conversion Stock approve this Agreement and the transactions contemplated herein, including the Merger (the "MediQual Board Recommendation").

     4.27 DGCL and State Takeover Laws. Prior to the date hereof, the Board of Directors of MediQual has taken all action, if any, necessary to exempt under or make not subject to any state takeover law or other state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (i) the execution of this Agreement and the Support/Voting Agreements dated on or about May 27, 1997 between Cardinal and certain MediQual Stockholders (collectively, the "Support Agreements"), (ii) the Merger and (iii) the transactions contemplated hereby and the Support Agreements.

     4.28 Insurance. Except as set forth in Section 4.28 to the MediQual Disclosure Schedule, MediQual is presently insured, and during each of the past five calendar years has been insured against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. Except as set forth in Section 4.28 to the MediQual Disclosure Schedule, the policies of fire, theft, liability, professional practice and other insurance maintained with respect to the assets or businesses of the Company may be continued by MediQual without modification or premium increase after the Effective Time and for the duration of their current terms which terms expire as set forth in Section 4.28 to the MediQual Disclosure Schedule.

     4.29 Lease Arrangements.

     (a) Except as set forth in Section 4.29 to the MediQual Disclosure Schedule, there are no lessees ("Master Lessees") who have been granted the right to use, purchase, lease or license Intellectual Property, goods or services from MediQual and to provide, resell, sublease or relicense same to other authorized lessees or third parties. The identity of each Master Lessee and a description of all lessees and third parties to whom such Master Lessee is entitled to provide, resell, sublease or relicense Intellectual Property, goods and services of MediQual are set forth in Section 4.29 to the MediQual Disclosure Schedule. There are no agreements between MediQual and any Master Lessee other than those in writing that are set forth in Section 4.29 to the MediQual Disclosure Schedule.

     (b) The relationships of MediQual with its lessees and licensees are satisfactory, and the execution of this Agreement, the consummation of the Merger, and, to the knowledge of MediQual, the consummation of the transactions contemplated thereby will not materially adversely affect the relationships of MediQual with such lessees and licensees.

     (c) MediQual is not a party to any vendor financing arrangement which (i) requires MediQual to use such financing for any particular transaction, or (ii) cannot be terminated (without premium or penalty) upon less than one month's notice.

     4.30 Books of Account; Records. MediQual's general ledgers, stock record books, minute books and other material records relating to the assets, properties, contracts and outstanding legal obligations of MediQual are, in all material respects, complete and correct, and have been maintained in accordance with good business practices and the matters contained therein are appropriate and accurately reflected in the Audited Statements and the Interim Statements.

                                   ARTICLE V

                            COVENANTS OF THE PARTIES

     The parties hereto agree as follows with respect to the period from and after the execution of this Agreement.

     5.1 Mutual Covenants.

     (a) General. Each of the parties shall use its reasonable efforts to take all action and to do all things necessary, proper or advisable to consummate the Merger and the transactions contemplated by this Agreement (including, without limitation, using its reasonable efforts to cause the conditions set forth in
Article VI for which they are responsible to be satisfied as soon as reasonably practicable and to prepare, execute and deliver such further instruments and take or cause to be taken such other and further action as any other party hereto shall reasonably request).

     (b) HSR Act.  As soon as practicable, and in any event no later than ten
(10) business days after the date hereof, each of the parties hereto will file any Notification and Report Forms and related material required to be filed by it with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act with respect to the Merger, will use its reasonable efforts to obtain an early termination of the applicable waiting period, and shall promptly make any further filings pursuant thereto that may be necessary, proper or advisable.

     (c) Other Governmental Matters. Each of the parties shall use its reasonable efforts to take any additional action that may be necessary, proper or advisable in connection with any other notices to, filings with, and authorizations, consents and approvals of any Governmental Authority that it may be required to give, make or obtain.

     (d) Pooling-of-Interests. Each of the parties shall use all reasonable efforts to cause the Merger to qualify for pooling-of-interests accounting treatment for financial reporting purposes, including without limitation, appropriate representation letters to Cardinal's accountants.

     (e) Tax-Free Treatment. Each of the parties shall use all reasonable efforts to cause the Merger to constitute a tax-free "reorganization" under
Section 368(a) of the Code.

     (f) Public Announcements. Unless otherwise required by Applicable Laws or requirements of the NYSE (and in that event only if time does not permit), at all times prior to the earlier of the Effective Time or termination of this Agreement pursuant to Section 7.1, Cardinal and MediQual shall consult with each other before issuing any press release with respect to the Merger and shall not issue any such press release prior to such consultation.

     5.2 Covenants of Cardinal.

     (a) Preparation of Registration Statement. Cardinal shall prepare and file the Registration Statement with the Commission as soon as is reasonably practicable and shall use all reasonable efforts to have the Registration Statement declared effective by the Commission and to maintain the effectiveness of the Registration Statement through the Effective Time. If, at any time prior to the Effective Time, Cardinal shall obtain knowledge of any information pertaining to Cardinal contained in or omitted from the Registration Statement that would require an amendment or supplement to the Registration Statement or the Prospectus/ Proxy Statement, Cardinal will so advise MediQual in writing and will promptly take such action as shall be required to amend or supplement the Registration Statement. Cardinal shall promptly furnish to MediQual all information concerning it as may be required for supplementing the Prospectus/Proxy Statement. Cardinal also shall take such other reasonable actions (other than qualifying to do business in any jurisdiction in which it is not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Cardinal Common Shares in the Merger.

     (b) Notification of Certain Matters. Cardinal shall give prompt notice to MediQual of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any Cardinal or Subcorp representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any material failure of Cardinal to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.2(c) shall not limit or otherwise affect the remedies available hereunder to MediQual.

     (c) NYSE Listing. Cardinal shall use its reasonable efforts to cause the Cardinal Common Shares issuable pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

     (d) Directors' and Officers' Indemnification and Insurance. From and after the Effective Time, Cardinal shall (i) cause (including, providing adequate funding), the Surviving Corporation to: (i) indemnify and hold harmless the present and former officers and directors of MediQual in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the MediQual Certificate and the MediQual By-laws in effect on the date hereof, and (ii) use its reasonable efforts to cause the Surviving Corporation to maintain in effect for not less than one year after the Effective Time MediQual's current policy of director's and officer's insurance with respect to matters occurring prior to the Effective Time; provided, however, that the Surviving Corporation may substitute therefor policies containing terms and conditions which are no less advantageous to covered officers and directors and that the Surviving Corporation shall not be required to pay a premium for such insurance in excess of $18,000, but in such case shall purchase as much insurance as possible for such $18,000.

     5.3 Covenants of MediQual.

     (a) MediQual Stockholders Meeting. MediQual shall take all action in accordance with state and federal securities laws, the DGCL and the MediQual Certificate and the MediQual Bylaws reasonably necessary to obtain the consent and approval of MediQual Stockholders with respect to the Merger, this Agreement and the transactions contemplated hereby on the earliest practicable date.

     (b) Information for the Registration Statement and Preparation of Prospectus/Proxy Statement. MediQual shall promptly furnish Cardinal with all information concerning it as may be required under the Securities Act for inclusion in the Registration Statement. MediQual shall cooperate with Cardinal in the preparation of the Registration Statement in a timely fashion and shall use all reasonable efforts to assist Cardinal in having the Registration Statement declared effective by the Commission as promptly as practicable. If at any time prior to the Effective Time, any information pertaining to MediQual contained in or omitted from the Registration Statement makes such statements contained in the Registration Statement materially false or misleading, MediQual shall promptly so inform Cardinal and provide Cardinal with the information necessary to make statements contained therein not materially false and misleading. MediQual shall use all reasonable efforts to cooperate with Cardinal in the preparation and filing of the Registration Statement and the Prospectus/Proxy Statement with the Commission (provided, that it is understood that MediQual is not required to separately file the Prospectus/Proxy Statement with the Commission under the Exchange Act). MediQual shall use all reasonable efforts to mail at the earliest practicable date to MediQual Stockholders the Prospectus/Proxy Statement, which shall include all information required under Applicable Law to be furnished to MediQual Stockholders in connection with the Merger and the transactions contemplated thereby and shall include the MediQual Board Recommendation.

     (c) Conduct of MediQual's Operations. During the period from the date of this Agreement to the Effective Time, MediQual shall conduct its operations only in the ordinary course, except as expressly contemplated by this Agreement and the transactions contemplated hereby, and shall use all reasonable efforts to maintain and preserve its business organization and its material rights and franchises and to retain the services of its officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties, and to maintain all of its operating assets in their current condition (normal wear and tear excepted), to the end that their goodwill and ongoing business shall not be impaired in any material respect. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, MediQual shall not, except as otherwise expressly contemplated by this Agreement and the transactions contemplated hereby or as set forth in Section 5.3(c) to the MediQual Disclosure Schedule, without the prior written consent of Cardinal:

          (i) do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock, (B) make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, (C) grant any person any right or option to acquire any shares of its capital stock, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of MediQual Options which are outstanding as of the date hereof), or (E) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

          (ii) directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its material property or assets other than licensing of Intellectual Property made in the ordinary course of business;

          (iii) make or propose any changes in the MediQual Certificate or the MediQual Bylaws;

          (iv) merge or consolidate with any other person or acquire a material amount of assets or capital stock of any other person or, enter into any confidentiality agreement with any person;

          (v) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity, other than in the ordinary course of business consistent with past practice not in excess of $100,000 in the aggregate;

          (vi) create any subsidiaries;

          (vii) enter into or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee or otherwise increase the compensation or benefits provided to any officer, director, consultant or employee other than salary increases granted in the ordinary course of business consistent with past practice to employees who are not officers or directors of MediQual, and except as may be required by Applicable Law or a binding written contract in effect on the date of this Agreement;

          (viii) enter into, adopt or amend any employee benefit or similar plan;

          (ix) change its method of doing business or change any method or principle of accounting in a manner that is inconsistent with past practice;

          (x) settle any Actions, whether now pending or hereafter made or brought involving an amount in excess of $25,000;

          (xi) write up, write down or write off the book value of any assets, individually or in the aggregate, in excess of $100,000 except for depreciation and amortization in accordance with generally accepted accounting principles consistently applied;

          (xii) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any Contract set forth in
     Section 4.17 to the MediQual Disclosure Schedule, any other material Contract to which MediQual is a party or any confidentiality agreement to which MediQual is a party;

          (xiii) incur or commit to any capital expenditures, obligations or liabilities in respect thereof which in the aggregate exceed or would exceed $50,000;

          (xiv) make any material changes or modifications to any pricing policy or investment policy or enter into any new management agreements or leases on terms different from those in effect in the ordinary and usual course of business, consistent with past practice;

          (xv) pay (or agree to become obligated to pay) any Merger Fees in excess of the amount set forth in Section 4.15 to the MediQual Disclosure Schedule;

          (xvi) take any action to exempt or make not subject to any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person or entity (other than Cardinal or its subsidiaries) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

          (xvii) take any action that could result in the representations and warranties set forth in Article IV becoming false or inaccurate;

          (xviii) enter into or carry out any other transaction other than in the ordinary and usual course of business;

          (xix) permit or cause any subsidiary to do any of the foregoing or agree or commit to do any of the foregoing; or

          (xx) agree in writing or otherwise to take any of the foregoing actions.

     (d) Intellectual Property Matters. MediQual shall use all reasonable efforts to preserve its ownership rights to the Intellectual Property owned by MediQual free and clear of any liens, claims or encumbrances (other than those that exist on the date hereof and are referenced in Section 4.12 to the MediQual Disclosure Schedule) and shall use all reasonable efforts to assert, contest and prosecute any infringement of any issued foreign or domestic patent, trademark, service mark, or copyright owned by MediQual or any misappropriation or disclosure of any material trade secret, confidential information or know-how that forms a part of the Intellectual Property owned by MediQual.

     (e) No Solicitation. MediQual agrees that, during the term of this Agreement, it shall not, and shall not authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives to, directly or indirectly, solicit, initiate, encourage or facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving MediQual, or acquisition of any capital stock (other than upon exercise of MediQual Options which are outstanding as of the date hereof) or any material portion of the assets of MediQual, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than Cardinal, Subcorp or their respective directors, officers, employees, agents and representatives) with respect to any Competing Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by this Agreement. Neither the Board of Directors of MediQual nor any committee thereof shall (A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Cardinal, the MediQual Board Recommendation, (B) approve or recommend, or propose publicly to approve or recommend, any Competing Transaction or (C) cause MediQual to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Competing Transaction or proposal for a Competing Transaction. From and after the execution of this Agreement, MediQual shall immediately advise Cardinal in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to a Competing Transaction (including the specific terms thereof and the identity of the other party or parties involved) and promptly furnish to Cardinal a copy of any such proposal or inquiry in addition to any information provided to or by any third party relating thereto.

     (f) Affiliates of MediQual. MediQual shall use all reasonable efforts to cause each such person who may be at the Effective Time or was on the date hereof an "affiliate" of MediQual for purposes of Rule 145 under the Securities Act, to execute and deliver to Cardinal no less than 45 days prior to the date of the meeting of MediQual Stockholders to approve the Merger, the written undertakings in the form attached hereto as Exhibit A. On or prior to such date, MediQual shall (after consultation with outside counsel for MediQual) provide Cardinal with a letter specifying all of the persons or entities who may be deemed to be "affiliates" of MediQual under the preceding sentence.

     (g) Access; Financial Statements. MediQual shall permit representatives of Cardinal to have appropriate access at all reasonable times to MediQual's premises, properties, books, records, contracts, tax records, documents, customers and suppliers. Proprietary information obtained by Cardinal pursuant to this Section 5.3(g) shall be subject to the provisions of the letter agreement dated April 2, 1997 between Cardinal and Smith Barney Inc. on behalf of MediQual relating to confidentiality (the "Confidentiality Agreement"), which agreement remains in full force and effect. MediQual shall deliver to Cardinal Interim Statements within 20 days following the end of each calendar month after the date hereof.

     (h) Notification of Certain Matters. MediQual shall give prompt notice to Cardinal of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any MediQual representation or warranty contained in this Agreement to be materially untrue or inaccurate at or prior to the Effective Time and (ii) any material failure of MediQual to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.3(h) shall not limit or otherwise affect the remedies available hereunder to Cardinal.

     (i) Employment Agreements. MediQual shall use all reasonable efforts to cause each employee of MediQual set forth in Section 5.3(i) of the MediQual Disclosure Schedule to enter into an employment agreement with MediQual substantially in the form attached to Section 5.3(i) of the MediQual Disclosure Schedule.

     (j) Termination of Agreements. MediQual shall use all reasonable efforts to cause as of or prior to Closing the termination of, and the waiver or satisfaction of all remaining obligations or liabilities, contingent or otherwise, of MediQual under, the agreements listed in Section 5.3(j) of the MediQual Disclosure Schedule.

     (k) Exercise of Warrants. MediQual shall use all reasonable efforts to cause to be exercised, immediately prior to the Closing, and to satisfy in full all of MediQual's obligations under, all warrants to purchase MediQual Common Stock which may then remain issued and outstanding.

     (l) Stock Option Committee. MediQual shall cause the "Committee" which is currently administering MediQual's 1996 Stock Incentive Plan (i) not to cause the voluntary Acceleration (as defined in such Plan) of any MediQual Option which is outstanding immediately prior to the Closing and (ii) to make the determination pursuant to Section 8(c) of such plan that the Cardinal Exchange Options into which such outstanding MediQual Options are converted at the Effective Time shall be deemed to be "comparable options" for purposes of such
Section 8(c).

     (m) Injunctive Relief. MediQual acknowledges and agrees that Cardinal's and Subcorp's remedies at law for any violation or attempted violation of any of MediQual's obligations under this Article V would be inadequate, and agrees that in the event of any such violation or attempted violation, Cardinal and Subcorp (or either of them) shall be entitled to a temporary restraining order, temporary and permanent injunctions, and other equitable relief, without the necessity of posting any bond or proving any actual damage, in addition to all other rights and remedies which may be available to Cardinal and Subcorp from time to time.

                                   ARTICLE VI

                                   CONDITIONS

     6.1 Mutual Conditions. The obligations of the parties hereto to consummate the Merger shall be subject to fulfillment of the following conditions:

          (a) No temporary restraining order, preliminary or permanent injunction or other order or decree which prevents the consummation of the Merger shall have been issued and remain in effect, and no statute, rule or regulation shall have been enacted by any Governmental Authority which prevents the consummation of the Merger.

          (b) Any applicable waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

          (c) The Merger and the transactions contemplated hereby shall have been approved by the MediQual Stockholders in the manner required by any Applicable Law, and by the MediQual Certificate, and the MediQual Bylaws.

          (d) The Commission shall have declared the Registration Statement effective. On the Closing Date and at the Effective Time, no stop order or similar restraining order shall have been threatened by the Commission or entered by the Commission or any state securities administrator prohibiting the Merger.

          (e) No Action shall be instituted by any Governmental Authority which seeks to prevent consummation of the Merger or seeking material damages in connection with the transactions contemplated hereby which continues to be outstanding.

     6.2 Conditions to Obligations of MediQual. The obligations of MediQual to consummate the Merger and the transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by MediQual:

          (a) The representations and warranties of each of Cardinal and Subcorp set forth in Article III shall be true and correct in all material respects on the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date).

          (b) Each of Cardinal and Subcorp shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Effective Time.

          (c) Each of Cardinal and Subcorp shall have furnished MediQual with a certificate dated the Closing Date signed on behalf of it by the Chairman, President or any Vice President to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

          (d) MediQual shall have received the legal opinion, dated the Closing Date, of Baker & Hostetler LLP substantially in the form attached hereto as Exhibit B.

          (e) The Cardinal Common Shares to be issued in the Merger and the transactions contemplated hereby shall have been authorized for inclusion on the NYSE, subject to official notice of issuance.

     6.3 Conditions to Obligations of Cardinal and Subcorp. The obligations of Cardinal and Subcorp to consummate the Merger and the other transactions contemplated hereby shall be subject to the fulfillment of the following conditions unless waived by each of Cardinal and Subcorp:

          (a) The representations and warranties of MediQual set forth in
     Article IV shall be true and correct in all material respects on the date hereof and on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date).

          (b) MediQual shall have performed in all material respects each obligation and agreement and shall have complied in all material respects with each covenant to be performed and complied with by it hereunder at or prior to the Effective Time.

          (c) MediQual shall have furnished Cardinal with a certificate dated the Closing Date signed on its behalf by its Chairman, President or any Vice President to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

          (d) Cardinal shall have received the legal opinion, dated the Closing Date, of Bingham, Dana & Gould LLP, substantially in the form attached hereto as Exhibit C.

          (e) Cardinal shall have received letters, in form and substance reasonably satisfactory to Cardinal, from Deloitte & Touche LLP and Arthur Andersen LLP each dated the date of the Proxy Statement and confirmed in writing at the Effective Time stating that the Merger will qualify as a pooling of interests transaction under Opinion 16 of the Accounting Principles Board.

          (f) Each person who may be at the Effective Time or was on the date of this Agreement an "affiliate" of MediQual for purposes of Rule 145 under the Securities Act shall have executed and delivered to Cardinal at least 45 days prior to the date of the meeting of MediQual Stockholders to approve the Merger the written undertakings in the form attached hereto as Exhibit A.

          (g) There shall not have been a breach of any obligation by any shareholder which has entered into a Support Agreement.

          (h) MediQual shall have received all material customer, vendor, lessee, licensee, licensor and other third party consents and approvals required because of this Agreement or the transactions contemplated by this Agreement.

          (i) MediQual, Cardinal, the MediQual Stockholders Representative and Bank One Trust Company, NA shall have executed and delivered the Escrow Agreement.

          (j) MediQual shall not have received notice from the holder or holders of more than 5%, on a fully diluted common stock basis, of the MediQual Dissenting Stock issued and outstanding on the record date for the determination of MediQual Stockholders entitled to vote on the Merger that such holders have exercised or intend to exercise their appraisal rights under Section 262 of the DGCL.

          (k) The book value of MediQual reflected in the most recent Interim Statement shall not be less than the sum of (i) $3,087,658; and (ii) $275,000 for each additional month reflected in the Interim Statements since April 30, 1997 and a pro rata portion of $275,000 for any partial month ending on the day prior to the Closing. For purposes of this Section 6.3(k) book value shall include the MediQual Common Stock and all classes of MediQual Preferred Stock.

          (l) The employment agreements referenced in Section 5.3(i) of the Agreement shall have been entered into and shall remain in full force and effect according to their terms as of the Closing.

          (m) As of or prior to the Closing, the agreements listed in Section 5.3(j) of the MediQual Disclosure Schedule shall have been effectively terminated and all of MediQual's obligations and liabilities, contingent or otherwise, thereunder shall have been satisfied or irrevocably waived by the other parties thereto.

          (n) Warrants to purchase at least 95% of the MediQual Common Stock which is issuable upon the exercise of all warrants to purchase MediQual Common Stock outstanding on the date hereof shall have been (i) exercised effective as of or prior to the Effective Time or (ii) duly surrendered in exchange for warrants (in form and substance reasonably satisfactory to Cardinal with an exercise price equal to the quotient obtained by dividing the current exercise price of $.80 by the Common Equivalent Exchange Ratio) to purchase a number of Cardinal Common Shares equal to the product of (a) the number of shares of MediQual Common Stock issuable upon the exercise of the warrants being surrendered and (b) the Common Equivalent Exchange Ratio; provided, however, that this condition shall not have been satisfied if any holder of warrants to purchase MediQual Common Stock who does not exercise or surrender warrants pursuant to clause (i) or (ii) above, has advised MediQual, in writing or otherwise, that such holder will not so exercise or surrender all of such holder's warrants.

          (o) The ongoing relationship and economic terms of the Letter Agreement between MediQual and the American Society of Health-System Pharmacists ("ASHSP") dated July 7, 1995 have been ratified by ASHSP on terms and conditions satisfactory to Cardinal in its reasonable discretion; provided, that Cardinal shall have rights under this Section 6.3(o) only if Cardinal uses all reasonable efforts to obtain such ratification by the required time.

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval and adoption of this Agreement by MediQual Stockholders:

          (a) by mutual consent of Cardinal and MediQual;

          (b) by either Cardinal or MediQual if any permanent injunction or other order of a court or other competent Governmental Authority preventing the consummation of the Merger shall have become final and nonappealable;

          (c) by either Cardinal or MediQual if the Merger shall not have been consummated before November 30, 1997, unless extended by the Boards of Directors of both Cardinal and MediQual (provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure or whose affiliate's failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date);

          (d) by Cardinal if the Board of Directors of MediQual shall withdraw, modify or change the MediQual Board Recommendation in a manner adverse to Cardinal, or if the Board of Directors of MediQual shall have refused to affirm the MediQual Board Recommendation within two business days of any written request from Cardinal;

          (e) by MediQual if the Board of Directors of Cardinal shall withdraw, modify or change its approval of this Agreement and the transactions contemplated hereby in a manner adverse to MediQual, or if the Board of Directors of Cardinal shall have refused to affirm such approval within two business days of any written request from MediQual;

          (f) by Cardinal if any party breaches such party's obligations under the applicable Support Agreement;

          (g) by Cardinal or MediQual, no earlier than the fifth trading day or later than the third full trading day immediately preceding the date of the MediQual stockholders meeting at which the vote to approve the Merger will be taken, if the Average Share Price is less than $46.75; provided, however, that MediQual will have no right to terminate pursuant to this paragraph (g) unless (x) MediQual shall have given, during the three trading day period referred to above, one full trading day's prior written notice of its intention to terminate pursuant to this Section 7.1(g) and
     (y) Cardinal, during such one full trading day period, shall not have given written notice (an "Adjustment Election") to MediQual that (A) the Common Equivalent Exchange Ratio shall be calculated pursuant to clause (a)(y) of
     Section 2.2 (a)(i) and (B) the Class A Preferred Exchange Ratio shall be calculated pursuant to clause (a)(y) of Section 2.2(a)(ii);

          (h) by MediQual or Cardinal, no earlier than the fifth trading day or later than the second full trading day immediately preceding the date of the MediQual stockholders meeting at which the vote to approve the Merger will be taken, if the Average Share Price is less than $44.00; or

          (i) by Cardinal if at any time the representations and warranties of MediQual set forth in Section 4.16 shall not be true and correct or Cardinal shall have been advised that the condition set forth in Section 6.3(e) cannot be satisfied.

     7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of the penultimate sentence of Section 5.3(g) and the provisions of Sections 7.2 and 9.10, shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party to this Agreement of liability for a material breach of any provision of this Agreement and provided, further, however, that if it shall be judicially determined that termination of this Agreement resulted from an intentional breach of this Agreement, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their respective reasonable costs, fees and expenses of their counsel and accountants, as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation ("Costs") and shall pay to the terminating party or parties a termination fee equal to $1,250,000 which payments shall constitute the terminating party's sole and exclusive remedy with respect to the breach giving rise to the termination.

     7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement by MediQual Stockholders, but after any such approval, no amendment shall be made which by law requires further approval or authorization by the MediQual Stockholders without such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Effective Time, Cardinal (with respect to MediQual) and MediQual (with respect to Cardinal and Subcorp) by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VIII

                                INDEMNIFICATION

     8.1 Survival of Representations, Warranties and Agreements.

          (a) Subject to the limitations set forth in Section 8.3 and 8.8, below, and notwithstanding any investigation conducted at any time with regard thereto by or on behalf of Cardinal or MediQual, all representations, warranties, covenants and agreements of MediQual or Cardinal in this Agreement and in any other documents executed or delivered by MediQual or Cardinal pursuant to this Agreement or in connection with the transactions contemplated by this Agreement (the "Additional Documents") shall survive the execution, delivery and performance of this Agreement and the Additional Documents. All representations and warranties of MediQual or Cardinal set forth in this Agreement and in the Additional Documents shall be deemed to have been made again by MediQual or Cardinal, as the case may be, at and as of the Effective Time (except for representations and warranties made as of a specified date, which need be true and correct only as of the specified date). This Section 8.1 shall not limit any covenant or agreement of the parties hereto, which by its terms contemplates performance after the Effective Time or after the termination of this Agreement.

          (b) As used in this Article VIII, any reference to a representation, warranty or covenant contained in any section of this Agreement shall include the Schedule relating to such section.

     8.2 Indemnification.

          (a) Subject to the limitations set forth in Sections 8.3 and 8.8 below, by virtue of the approval and adoption of this Agreement and the Merger by the MediQual Stockholders, the MediQual Stockholders shall indemnify and hold harmless Cardinal from and against any and all losses, liabilities, damages, demands, claims, suits, actions, judgments or causes of action, assessments, costs and expenses, including without limitation interest, penalties, attorneys' fees, any and all expenses actually incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation (collectively, "Damages"), asserted against, resulting to, imposed upon, or incurred or suffered by Cardinal, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties made by MediQual in this Agreement or the Additional Documents (collectively, "Indemnifiable Claims").

          (b) Subject to the limitations set forth in Section 8.3 and 8.8, Cardinal hereby covenants and agrees to indemnify and hold harmless the MediQual Stockholders, from and after the Effective Time, from and against any and all Damages, asserted against, resulting to, imposed upon, or incurred or suffered by MediQual or the MediQual Stockholders, directly or indirectly, as a result of or arising from any inaccuracy in or breach or nonfulfillment of any of the representations and warranties made by Cardinal in this Agreement (collectively, "Indemnifiable Claims" when used in the context of MediQual or the MediQual Stockholders as the Indemnified Party (as defined in Section 8.3(f)).

          (c) For purposes of this Article VIII, all Damages shall be computed net of any insurance coverage or tax benefit which reduces the Damages that would otherwise be sustained; provided that in all cases the timing of the receipt or realization of insurance proceeds shall be taken into account in determining the amount of reduction of Damages.

          (d) Cardinal shall be deemed to have suffered Damages arising out of or resulting from the matters referred to in Section 8.2(a) if the same shall be suffered by any parent, subsidiary or affiliate of Cardinal, including without limitation MediQual after the Effective Time.

     8.3 Limitations on Indemnification. Rights to indemnification under this
Article VIII are subject to the following limitations:

          (a) Neither Cardinal nor MediQual nor the MediQual Stockholders shall be entitled to indemnification hereunder with respect to an Indemnifiable Claim arising out of a breach of a representation or warranty (or, if more than one such Indemnifiable Claim is asserted, with respect to all such Indemnifiable Claims) unless the aggregate amount of Damages with respect to such Indemnifiable Claim or Claims exceeds $100,000 (the "Threshold") in which event Cardinal, MediQual or the MediQual Stockholders shall be entitled to indemnification hereunder for Damages with respect to all Indemnifiable Claims in excess of the Threshold up to the amount of (i) with respect to Damages incurred by the MediQual Stockholders, $1,800,000, and (ii) with respect to Damages incurred by Cardinal, the value of that number of Retained Shares equal to 6% of the aggregate number of Cardinal Common Shares which would be issuable to MediQual Stockholders on the Closing Date (including all of the Retained Shares) (determined as set forth in Section 8.7) (as applicable, the "Cap").

          (b) The obligation of indemnity with respect to the representations and warranties set forth in Article III and in Article IV shall terminate on the earlier of (i) the date on which Cardinal's audited financial statements for the first fiscal year ending after the Effective Time are issued and (ii) the one-year anniversary of the Effective Time.

          (c) The foregoing provisions of this Section 8.3 notwithstanding, if, prior to the termination of any obligation to indemnify, written notice of a claimed breach or other occurrence or matter giving rise to a claim of indemnification is given by the Party seeking indemnification (the "Indemnified Party") to the Party from whom indemnification is sought (the "Indemnifying Party"), or a suit or action based upon a claimed breach is commenced against the Indemnifying Party, the Indemnified Party shall not be precluded from pursuing such claimed breach, occurrence, other matter, or suit or action, or from recovering from the Indemnifying Party (whether through the courts or otherwise) on the claim, suit or action, by reason of the termination otherwise provided for above.

     8.4 Procedure for Indemnification with Respect to Third Party Claims.

          (a) If the Indemnified Party determines to seek indemnification under this Article VIII with respect to Indemnifiable Claims resulting from the assertion of liability by third parties, it shall give notice to the Indemnifying Party within 60 days of the Indemnified Party's becoming aware of any such Indemnifiable Claim, which notice shall set forth such material information with respect to such Indemnifiable Claim as is then reasonably available to the Indemnified Party. If any such liability is asserted against the Indemnified Party and the Indemnified Party notifies the Indemnifying Party of such liability, the Indemnifying Party shall be entitled, if it so elects by written notice delivered to the Indemnified Party within 10 days after receiving the Indemnified Party's notice, to assume the defense of such asserted liability with counsel reasonably satisfactory to the Indemnified Party. Notwithstanding the foregoing: (i) the Indemnified Party shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be payable by the Indemnified Party; (ii) the Indemnified Party shall not have any obligation to give any notice of any assertion of liability by a third party unless such assertion is in writing; and (iii) the rights of the Indemnified Party to be indemnified in respect of Indemnifiable Claims resulting from the assertion of liability by third parties shall not be adversely affected by its failure to give notice pursuant to the foregoing provisions unless, and, if so, only to the extent that, the Indemnifying Party is materially prejudiced by such failure. With respect to any assertion of liability by a third party that results in an Indemnifiable Claim, the Parties shall make available to each other all relevant information in their possession which is material to any such assertion.

          (b) In the event that the Indemnifying Party fails to assume the defense of the Indemnified Party against any such Indemnifiable Claim, within 15 days after receipt of the Indemnified Party's notice of such Indemnifiable Claim, the Indemnified Party shall have the right to defend, compromise or settle such Indemnifiable Claim on behalf, for the account, and at the risk of the Indemnifying Party.

          (c) Notwithstanding anything in this Section 8.4 to the contrary, (i) if there is a reasonable probability that an Indemnifiable Claim may materially and adversely affect the Indemnified Party, its corporate parent, if any, its subsidiaries or affiliates, including without limitation MediQual after the Effective Time if Cardinal is the Indemnified Party, other than as a result of money damages or other money payments, then the Indemnified Party shall have the right, at the cost and expense of the Indemnifying Party, to defend, compromise or settle such Indemnifiable Claim; and (ii) the Indemnifying Party shall not, without the Indemnified Party's prior written consent, settle or compromise any Indemnifiable Claim or consent to entry of any judgment in respect of any Indemnifiable Claim unless such settlement, compromise or consent includes as an unconditional term the giving by the claimant or the plaintiff to the Indemnified Party (and its corporate parent, if any, its subsidiaries and affiliates including without limitation MediQual after the Effective Time if Cardinal is the Indemnified Party) a release from all liability in respect of such Indemnifiable Claim.

     8.5 Procedure For Indemnification with Respect to Non-Third Party Claims. In the event that the Indemnified Party asserts the existence of an Indemnifiable Claim giving rise to Damages (but excluding Indemnifiable Claims resulting from the assertion of liability by third parties), it shall give written notice to the Indemnifying Party specifying the nature and amount of the Indemnifiable Claim asserted. If the Indemnifying Party, within ten business days after receipt of such notice by the Indemnified Party, has not given written notice to the Indemnified Party announcing its intent to contest such assertion by the Indemnified Party, such assertion shall be deemed accepted and the amount of Indemnifiable Claim shall be deemed a valid Indemnifiable Claim. In the event, however, that the Indemnifying Party contests the assertion of an Indemnifiable Claim by giving such written notice to the Indemnified Party within such ten business day period, then if the Parties, acting in good faith, cannot reach agreement with respect to such Indemnifiable Claim within 20 days after such notice, the contested assertion of the claim shall be referred to arbitration in Wilmington, Delaware, in accordance with the then-current rules of the American Arbitration Association. The determination made in accordance with such rules shall be delivered in writing to the Parties and shall be final and binding and conclusive on the Parties and the amount of the Indemnifiable Claim, if any, determined to exist shall be a valid Indemnifiable Claim. Each Party shall pay its own legal, accounting and other fees in connection with such a contest; provided that if the contested claim is referred to and ultimately determined by arbitration, the legal, auditing and other fees of the prevailing Party and the fees and expenses of any arbitrator shall be borne by the nonprevailing Party.

     8.6 MediQual Stockholders Representative.

          (a) By virtue of the approval and adoption of this Agreement at the MediQual Stockholders Meeting, the MediQual Stockholders hereby irrevocably appoint Eric A. Kriss (the "MediQual Stockholders Representative") to act on behalf of the MediQual Stockholders with respect to all matters relating to this Article VIII and the Escrow Agreement, including without limitation in considering and certifying the amount of any indemnification hereunder, in communicating with the MediQual Stockholders, in appointing a successor Escrow Agent under the Escrow Agreement, in considering and acting with respect to any amendment or termination of this Agreement, and generally in performing all acts expressly required or permitted to be performed by the MediQual Stockholders Representative pursuant hereto and pursuant to the Escrow Agreement provided, however, that the MediQual Stockholders Representative shall have no obligation to act on behalf of the MediQual Stockholders except as expressly provided herein. Cardinal and the Escrow Agent shall have the right to deal exclusively with the MediQual Stockholders Representative with respect to all matters under the Escrow Agreement and neither Cardinal nor the Escrow Agent shall have any liability to any MediQual Stockholders for any acts or omissions of the MediQual Stockholders Representative, or any acts or omissions taken or not taken by Cardinal or the Escrow Agent at the direction of the MediQual Stockholders Representative, including, but not limited to (i) any acts or omissions relating to the voting of any Retained Shares or (ii) the transferring or the failure to transfer any shares or funds released from escrow. Upon any distribution of Cardinal Common Shares or other funds to the MediQual Stockholders Representative (or to one or more of the MediQual Stockholders upon written instruction of the MediQual Stockholders Representative) in accordance with the Agreement, the Escrow Agent and Cardinal shall be deemed to have fully satisfied any and all obligations to the MediQual Stockholders under this Agreement and the Escrow Agreement with respect to the amount of such distribution.

          (b) The MediQual Stockholders Representative will have no liability to MediQual or the MediQual Stockholders with respect to actions taken or omitted to be taken in its capacity as MediQual Stockholders Representative, except with respect to any liability resulting primarily from the MediQual Stockholders Representative's gross negligence or willful misconduct. The MediQual Stockholders Representative shall be entitled to rely upon any directions received from holders (the "Majority Holders") of
     (i) prior to the Effective Time, holders of a majority of the MediQual Class B Preferred Stock and MediQual Class C Preferred Stock, voting together as a single class, and a majority of the MediQual Class B Preferred Stock, MediQual Class C Preferred Stock and Mediqual Common Stock voting together as a single class (with each share of MediQual Class B Preferred Stock and MediQual Class C Preferred Stock entitling the holder thereof to such number of votes as shall equal the number of shares of MediQual Common Stock into which such shares of MediQual Class Preferred Stock or MediQual Class C Preferred Stock are convertible on the date of such direction), and (ii) after the Effective Time, holders of a majority of the Cardinal Common Shares received in the Merger; provided, however, that the MediQual Stockholders Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the MediQual Stockholders Representative, unless the MediQual Stockholders Representative has been provided with funds, security or indemnities which, in the sole determination of the MediQual Stockholders Representative, are sufficient to protect the MediQual Stockholders Representative against the costs, expenses and liabilities which may be incurred by the MediQual Stockholders Representative in responding to such direction or taking such action. The MediQual Stockholders Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the MediQual Stockholders Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The MediQual Stockholders Representative shall be entitled to reimbursement by the MediQual Stockholders, from (i) the Retained Shares (but only to the extent available for such reimbursement under the terms of the Escrow Agreement), and (ii) any other funds or security otherwise received by him in his capacity as the MediQual Stockholders Representative pursuant to or in accordance with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the MediQual Stockholders Representative in such capacity, and for indemnification, by the MediQual Stockholders, against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the MediQual Stockholders Representative (except for those arising out of the MediQual Stockholders Representative's gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims.

          (c) Notwithstanding the foregoing provisions of this Section 8.6, nothing in this Section 8.6 shall in any way effect or derogate from any obligation or liability of MediQual or the MediQual Stockholders to Cardinal hereunder.

     8.7 Satisfaction of Obligations; Release from Escrow. Cardinal's sole remedy for an Indemnification Claim against the MediQual Stockholders shall be a claim against those of the Retained Shares held pursuant to the terms and conditions of the Escrow Agreement which are available, subject to the Cap, to satisfy such Indemnification Claims against the MediQual Stockholders. For purposes of determining the number of Retained Shares which shall be necessary to satisfy an Indemnifiable Claim against the MediQual Stockholders, each Escrowed Share (as defined in the Escrow Agreement) shall be deemed to have a value equal to the last reported sale price of Cardinal Common Shares on the NYSE on the trading day immediately preceding the Closing Date (subject to equitable adjustment for stock splits, reclassifications, combinations, reorganizations or other similar changes).

     8.8 Termination of MediQual's Warranties. Notwithstanding any provisions of this Agreement to the contrary: (a) all representations, warranties and covenants made by MediQual in this Agreement or the Additional Documents shall terminate as to MediQual (but only as to MediQual, and not as to the MediQual Stockholders) as of the Closing; and (b) after the Closing, MediQual shall not have any obligation or liability to any MediQual Stockholder as a direct or indirect result of any misrepresentation, breach of covenant or other occurrence or circumstance for which the MediQual Stockholders have or may have liability to Cardinal under this Agreement.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Cardinal or Subcorp:

       Cardinal Health, Inc.
       5555 Glendon Court
       Dublin, Ohio 43016
       Attention: Robert D. Walter
       Telecopy No.: (614) 717-8919

       with a copy to

       John M. Gherlein, Esq.
       Baker & Hostetler LLP
       3200 National City Center
       1900 East Ninth Street
       Cleveland, Ohio 44114-3485
       Telecopy No.: (216) 696-0740

     (b) if to MediQual:

        MediQual Systems, Inc.
        1900 West Park Drive Suite 250
        Westborough, MA 01581
        Attention: Eric A. Kriss
        Telecopy No.: (508) 366-6365

        with a copy to

        Victor J. Paci, Esq.
        Bingham, Dana & Gould LLP
        150 Federal Street
        Boston, Massachusetts 02110
        Telecopy No.: (617) 951-8736

     9.2 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings and the table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For the purposes of any provision of this Agreement, a "Material Adverse Effect" with respect to any party shall mean a material adverse effect on the assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole. For purposes of this Agreement, a "subsidiary" of any person means another person, an amount of the voting securities or other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of

Directors or other governing body (or, if there are no such voting securities or interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

     9.3 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

     9.4 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), the Support Agreements, and the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof.

     9.5 Third Party Beneficiaries.  Except for the agreements set forth in
Section 5.2(d), nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

     9.6 Governing Law. Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement shall be governed by the laws of the State of Delaware. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Delaware state or federal court sitting in the City of Wilmington.

     9.7 Consent to Jurisdiction; Venue.

     (a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for District of Delaware, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court sitting in the City of Wilmington. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

     (b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.7 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

     9.8 Specific Performance. The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance, provided such party is not in material default hereunder.

     9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     9.10 Expenses. Subject to the provisions of Section 7.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that those expenses incurred in connection with filing, printing and mailing the Registration Statement and the Prospectus/Proxy Statement (including filing fees relating thereto) will be shared equally by Cardinal and MediQual.

     IN WITNESS WHEREOF, Cardinal, Subcorp and MediQual have signed this Agreement as of the date first written above.

                                          CARDINAL HEALTH, INC.

                                          By: /s/ BRENDAN FORD

                                            ------------------------------------
                                            Name: Brendan Ford
                                            Title: Senior Vice President
                                            Corporate Development

                                          HUB MERGER CORP.

                                          By: /s/ GEORGE H. BENNETT, JR.

                                            ------------------------------------
                                            Name: George H. Bennett, Jr.
                                            Title: Vice President

                                          MEDIQUAL SYSTEMS, INC.

                                          By: /s/ ERIC KRISS

                                            ------------------------------------
                                            Name: Eric Kriss
                                            Title: Chief Executive Officer

                                                                         ANNEX B

SEC. 262. APPRAISAL RIGHTS

     (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection (d) of this Section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to ss. 228 of this Chapter shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this Section. As used in this Section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.sec. 251, 252, 254, 257, 258, 263 or 264 of this
Chapter:

          (1) provided, however, that no appraisal rights under this Section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this Chapter.

          (2) Notwithstanding the provisions of subsection (b)(1) of this Section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this Chapter to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses a. and b.; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares, or fractional depository receipts described in the foregoing clauses a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this Chapter is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this Section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e), shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this Section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this Section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this Chapter, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all shares of the constituent corporation, and shall include in such notice a copy of this Section. The notice shall be sent by certified or registered mail, return receipt requested, addressed to the stockholder at his address as it appears on the records of the corporation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

[If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.]

     (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with the provisions of subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within

120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this Section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this Section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any other state.

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this Section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this Section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this Section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation into which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1701.13(E) of the Ohio Revised Code sets forth conditions and limitations governing the indemnification of officers, directors, and other persons.

     Article 6 of Cardinal's Code of Regulations contains certain indemnification provisions adopted pursuant to authority contained in Section 1701.13(E) of the Ohio Revised Code. Cardinal's Code of Regulations provides for the indemnification of its officers, directors, employees, and agents against all expenses with respect to any judgments, fines, and amounts paid in settlement, or with respect to any threatened, pending, or completed action, suit, or proceeding to which they were or are parties or are threatened to be made parties by reason of acting in such capacities, provided that it is determined, either by a majority vote of a quorum of disinterested directors of Cardinal or the shareholders of Cardinal or otherwise as provided in Section 1701.13(E) of the Ohio Revised Code, that (a) they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of Cardinal; (b) in any action, suit, or proceeding by or in the right of Cardinal, they were not, and have not been adjudicated to have been, negligent or guilty of misconduct in the performance of their duties to Cardinal; and (c) with respect to any criminal action or proceeding, that they had no reasonable cause to believe that their conduct was unlawful. Section 1701.13(E) provides that to the extent a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any such action, suit, or proceeding, he shall be indemnified against expenses reasonably incurred in connection therewith. At present there are no material claims, actions, suits, or proceedings pending where indemnification would be required under these provisions, and Cardinal does not know of any such threatened claims, actions, suits, or proceedings which may result in a request for such indemnification.

     Cardinal has entered into indemnification contracts with each of its directors and executive officers. These contacts generally: (i) confirm the existing indemnity provided to them under Cardinal's Code of Regulations and assure that this indemnity will continue to be provided; (ii) provide that if Cardinal does not maintain directors' and officers' liability insurance, Cardinal will, in effect, become a self-insurer of the coverage; and (iii) provide that, in addition, the directors and officers shall be indemnified to the fullest extent permitted by law against all expenses (including legal fees), judgments, fines, and settlement amounts paid or incurred by them in any action or proceeding, including any action by or in the right of Cardinal, on account of their service as a director, officer, employee, or agent of Cardinal or at the request of Cardinal as a director, officer, employee, or agent of another corporation or enterprise. Coverage under the contracts is excluded: (A) on account of conduct which is finally adjudged to be knowingly fraudulent, deliberately dishonest, or willful misconduct; or (B) if a final court of adjudication shall determine that such indemnification is not lawful; or (C) in respect of any suit in which judgment is rendered for violation of Section 16(b) of the Securities and Exchange Act of 1934, as amended, or similar provisions of any federal state, or local statutory law; or (D) on account of any remuneration paid which is finally adjudged to have been in violation of law; or (E) as to officers who are not directors, with respect to any act or omission which is finally adjudged to have been a violation, other than in good faith, of Cardinal's Standards of Business Conduct of which the officer then most recently has received written notice.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) EXHIBITS. The following exhibits have been previously filed or are incorporated by reference herein.



  2.01     Amended and Restated Agreement and Plan of Merger dated as of July 7, 1997, among the Registrant, Hub Merger Corp., and MediQual Systems, Inc.(1)
 *2.02     Form of Escrow Agreement, to be entered into among the Registrant, MediQual
           Systems, Inc., Eric Kriss as the MediQual Stockholders Representative and Bank One
           Trust Company, N.A.
  3.01     Amended and Restated Articles of Incorporation of the Registrant, as amended.(2)
  3.02     Restated Code of Regulations of the Registrant, as amended.(3)

  4.01     Specimen Certificate for the Registrant's Common Shares.(4)
  4.02     Indenture between the Registrant and Bank One, Indianapolis, NA relating to the
           Registrant's
           6 1/2% Notes Due 2004 and 6% Notes due 2006.(3)
  4.03     Indenture dated as of April 18, 1997 between the Registrant and Bank One Columbus,
           NA. (5)
           Other long-term debt agreements of the Registrant are not filed pursuant to Item
           601(b)(4)(iii)(A) of Regulation S-K and the Registrant agrees to furnish copies of such agreements to the Securities and Exchange Commission upon its request.
 *4.04     Form of Warrant Certificate to purchase Cardinal Common Shares.
 *5.01     Opinion of Baker & Hostetler LLP as to the legality of the securities being issued.
 *8.01     Opinion of Baker & Hostetler LLP as to certain tax matters.
 23.01     Consents of Deloitte & Touche LLP.
 23.02     Consent of Arthur Andersen LLP.
 23.03     Consent of Ernst & Young LLP.
 23.04     Consent of Price Waterhouse LLP.
 23.05     Consent of Baker & Hostetler LLP (included in Exhibits 5.01 and 8.01).
 24.01     Powers of Attorney
*99.01     Form of Support/Voting Agreement dated on or about May 23, 1997 between the
           Registrant and certain holders of MediQual Systems, Inc. capital stock and certain of their affiliates.
*99.02     Form of Proxy Card.
*99.03     Form of Letter to holders of MediQual Warrants.


---------------


* Previously filed.


(1) Included as Annex A in the Proxy Statement/Prospectus included as part of this Registration Statement.


(2) Included as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996 (Commission File No. 0-12591) and incorporated herein by reference.


(3) Included as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (Commission File No. 0-12591) and incorporated herein by reference.


(4) Included as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (Commission File No. 0-12591) and incorporated herein by reference.



(5) Included as an exhibit to the Registrant's Current Report on Form 8-K dated April 21, 1997 (Commission file No. 0-12591) and incorporated herein by reference.


     (b) Financial Statement Schedule.


          Schedule II--Valuation and Qualifying Accounts (incorporated by reference from the Registrant's Annual Report on Form 10-K filed on September 29, 1997).


     (c) Report, Opinion or Appraisal. Not Applicable.

ITEM 22. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (c) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (d) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph(c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (g) The undersigned Registrant hereby undertakes:

          1. To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          2. That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 3rd day of October, 1997.


                                            CARDINAL HEALTH, INC.

                                            /s/ ROBERT D. WALTER
                                            ------------------------------------
                                            Robert D. Walter
                                            Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 3, 1997.



                  SIGNATURE                                          TITLE
---------------------------------------------     --------------------------------------------
/s/ ROBERT D. WALTER                              Chairman and Chief Executive Officer
---------------------------------------------     (principal executive officer) and Director
Robert D. Walter

/s/ DAVID BEARMAN                                 Executive Vice President and Chief Financial
---------------------------------------------     Officer (principal financial officer)
David Bearman

/s/ RICHARD J. MILLER                             Vice President, Controller and Principal
---------------------------------------------     Accounting Officer
Richard J. Miller

JOHN F. FINN*                                     Director
---------------------------------------------
John F. Finn

ROBERT L. GERBIG*                                 Director
---------------------------------------------
Robert L. Gerbig

JOHN F. HAVENS*                                   Director
---------------------------------------------
John F. Havens

REGINA E. HERZLINGER*                             Director
---------------------------------------------
Regina E. Herzlinger

JOHN C. KANE*                                     Director
---------------------------------------------
John C. Kane

J. MICHAEL LOSH*                                  Director
---------------------------------------------
J. Michael Losh

GEORGE R. MANSER*                                 Director
---------------------------------------------
George R. Manser

JOHN B. MCCOY*                                    Director
---------------------------------------------
John B. McCoy

JERRY E. ROBERTSON*                               Director
---------------------------------------------
Jerry E. Robertson

L. JACK VAN FOSSEN*                               Director
---------------------------------------------
L. Jack Van Fossen

MELBURN G. WHITMIRE*                              Director
---------------------------------------------
Melburn G. Whitmire

* By: /s/ GEORGE H. BENNETT, JR.
     ----------------------------------------
           George H. Bennett, Jr.
           Attorney-in-Fact